METROPOLITAN
HOLDINGS LIMITED



26 March 2009



**Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sir or Madam

**Metropolitan Holdings Limited**
Rule 12g2-2(b) exemption number: 82-34755
Form – F6 registration number: 333-111300
CUSIP number: 592144109

SUPPL

The documents attached are those issued and submitted to the company's shareholders and regulatory bodies for the financial year 31 December 2008.

**SENS announcements**
Change in directorate – 28 March 2008
Dealing in securities by directors – 23 May 2008
Operational performance for the three months ended 31 March 2008 – 30 May 2008
Results of annual general meeting – 30 May 2008
Trading statement – 22 August 2008
Metropolitan's operational performance bests economic circumstances during reporting period – 3 September 2008
Unaudited results of the six months ended 30 June 2008 – 3 September 2008
Trading update for the nine months ended 30 September 2008 – 12 November 2008
Trading statement – 20 February 2009
Audited group results for the year ended 31 December 2008 – 11 March 2009
Change in directorate – 17 March 2009

**Returns to Johannesburg Stock Exchange**
Applications for listing from staff share purchase scheme – January to December 2008
Partial withdrawal of listing – 28 March 2008

METROPOLITAN HOLDINGS LIMITED
PO BOX 2212 BELLVILLE 7530, TEL +27 -21 940 5911, FAX +27 -21 940 5730, WEBSITE: www.metropolitan.co.za
DIRECTORS: MJN NJEKE [ACTING CHAIRMAN], FW VAN ZYL [GROUP CHIEF EXECUTIVE], P MATLAKALA [EXECUTIVE], PE SPECKMANN [EXECUTIVE],
MRS F JAKOET, PC LAMPRECHT, SA MULLER, JE NEWBURY, MRS B PALEDI, AH SANGQU, ML SMITH, DR FA SONN, JC VAN REENEN
COMPANY SECRETARY: MRS B GOBODO-MBOMVU
CO REG NO 2000/031756/06

**Registrar of Company returns**

CM29 Contents of register of directors, auditors and officers – 24 January 2008

CM29 Contents of register of directors, auditors and officers – 31 March 2008

CM14 Return of acquisition by a Company of shares issued by it – 24 April 2008

CM29 Contents of register of directors, auditors and officers – 2 September 2008

CM29 Contents of register of directors, auditors and officers – 26 January 2009

Certificate of annual return for period: 2008/12

Kind regards

**Michelle Lotz**

Group finance

Metropolitan Holdings Limited

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# MET/MTD - Metropolitan Holdings Ltd - Resignation

28 Mar 2

MET
MET
MET/MTD - Metropolitan Holdings Ltd - Resignation of Abel Sithole
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN Code: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan" or "the group")
Resignation of Abel Sithole
Abel Sithole, executive director of Metropolitan Holdings Ltd, has notified the group of his resignation and as a result will be stepping down as director with effect from 31 March 2008. He will be leaving the employment of Metropolitan once a smooth transition has been effected.
Abel has been with the group for the past seven years, during which time he has served as an executive director, chief executive of the asset management cluster, managing director of Metropolitan Asset Managers and chief executive of Metropolitan Employee Benefits. He has also held directorships of a number of Metropolitan subsidiaries as well as serving on several committees of the board.
The Board would like to thank Abel for his contribution and wish him well in all his future endeavours.
Cape Town
28 March 2008
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 28/03/2008 07:59:50 Produced by the JSE SENS Department.


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**SENS-- Friday, 23 May 2008**

**MET - Metropolitan Holdings Ltd - Dealing in Secur**

MET
MET
MET - Metropolitan Holdings Ltd - Dealing in Securities by Directors
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Dealing in Securities by Directors
In accordance with the Listings Requirements of the JSE Limited, the following transaction should be noted:
Name Mr J C van Reenen
Designation Non-executive director
Date of transaction 2008-05-06
Price per share R13-37
Number of ordinary shares 39 000
Value of transaction R521 430-00
Nature of transaction Sale
Nature of interest Indirect beneficial
Name Mr J C van Reenen
Designation Non-executive director
Date of transaction 2008-05-07
Price per share R13-05
Number of ordinary shares 65 400
Value of transaction R853 470-00
Nature of transaction Sale
Nature of interest Indirect beneficial
Clearance to deal in shares in terms of paragraph 3.66 of the Listings Requirements of the JSE Limited has been obtained.
Cape Town
23 May 2008
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 23/05/2008 17:30:01 Produced by the JSE SENS Department.


update
METROPOLITAN
HOLDINGS LIMITED

# 30 May 2008

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 940-6111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*

## Operational performance for the three months ended 31 March 2008

### Message from Wilhelm van Zyl, new group chief executive

Although I only officially succeeded Peter Doyle on 1 April (ie at the conclusion of the first quarter of 2008), I have been assuming more of the group responsibilities since the beginning of the year to facilitate a smooth transition and disruption-free change-over.

As a group, we are committed to strengthening and extending our brand to embrace a broader range of financial products and services, to expanding our reach further into Africa and to earning and retaining the trust and loyalty of our customers and clients through quality service delivery and the provision of an enhanced value proposition. There is no doubt in my mind that we at Metropolitan can continue to build on an already sustainable business and I am greatly looking forward to pitting our combined expertise and experience, energy and enthusiasm against the challenges that lie ahead.

Certain key leadership positions are still being filled, especially in view of the wealth of opportunities confronting the group at present.

### Group overview

- Retail new business on a present value of premiums basis (PVP) grew by 27%, boosted mainly by successes in the single premium markets.
- This growth is proof of the increased reach of the Metropolitan brand in line with group strategy.
- The increased awareness in our target markets of the importance of savings and insurance is pleasing.
- Measured over a longer term, the all-round successes in the corporate business continued.
- The international business officially launched its Nigerian operation and continued to make progress with their other new ventures, increasing their annual premium equivalent (APE) by 68%.
- Metropolitan Health further increased the number of members under administration while maintaining exceptional levels of service, highlighting the sound underlying business model.
- The new management team within asset management settled in and started to secure new inflows.
- Overall the net cashflow remained positive at R2.8 billion.
- Capital management activities received ongoing focus.
- The global investment, financial and economic markets remain challenging.

## Retail business

| | 3 months to 31-Mar-05 *Rm* | 3 months to 31-Mar-06 *Rm* | 3 months to 31-Mar-07 *Rm* | 3 months to 31-Mar-08 *Rm* | Increase 2008 on 2007 % |
|---|---|---|---|---|---|
| **New business** | | | | | |
| Recurring premiums | 168 | 153 | 175 | 188 | 7 |
| Single premiums | 266 | 375 | 485 | 869 | 79 |
| APE | 195 | 191 | 224 | 275 | 23 |
| PVP | | | 1 308 | 1 662 | 27 |
| **Cashflow** | | | | | |
| Recurring premiums | 829 | 908 | 1 011 | 1 067 | 6 |
| Single premiums | 276 | 374 | 492 | 869 | 77 |
| Claims paid | 650 | 801 | 875 | 1 102 | 26 |
| Net | 455 | 481 | 628 | 834 | 33 |

- The growth of 27% in total new business (PVP) was as a result of:
  - Increased single premiums from all distribution channels.
  - Improved new business flows from direct writers.
  - Continued focus on the quality of new business being issued.

- The business remains well-positioned because:
  - Claims experience is in line with expectations, with the increase mainly asset-level related.
  - Due to the economic pressures experienced by all consumers, we expect retention rates to come under pressure.
  - Lapses at inception for ordinary business remain below the group target of 15%.
  - Direct marketing's persistency is receiving ongoing attention.
  - Both recurring and single premium income continue their healthy increase, confirming the growth of the in-force book.
  - The re-alignment of the value chain within Retail, with a view to increasing the value propositions, remains on track.

**Looking ahead**

- The prospects for Retail remain directly correlated to that of its target markets.
- Food and transport inflation as well as credit extension are still the biggest challenges.
- Any further increases, unless compensated by an equivalent increase in salary inflation, will curtail new business prospects and could threaten the persistency of the in-force book.

## Corporate business

| | 3 months to 31-Mar-05 *Rm* | 3 months to 31-Mar-06 *Rm* | 3 months to 31-Mar-07 *Rm* | 3 months to 31-Mar-08 *Rm* | Increase 2008 on 2007 % |
|---|---|---|---|---|---|
| **New business** | | | | | |
| Recurring premiums | 17 | 34 | 58 | 49 | (16) |
| Single premiums | 79 | 161 | 1 209 | 295 | (76) |
| APE | 25 | 50 | 179 | 79 | (56) |
| PVP | | | 1 589 | 641 | (60) |
| **Cashflow** | | | | | |
| Recurring premiums | 358 | 374 | 442 | 421 | (5) |
| Single premiums | 79 | 161 | 1 209 | 295 | (76) |
| Claims paid | 791 | 1 090 | 670 | 1 043 | 56 |
| Net | (354) | (555) | 981 | (327) | - |

While the market conditions remain challenging, cognizance must be taken of the following:

- The group insurance business market has responded positively to players with strong rating expertise and high service ratings.
- Metropolitan has considerably increased its group insurance market share over the past few years - further growth in this area is thus expected to be at a slower pace.
- Excluding the large single premium secured in the first quarter of 2007, single premium income is 97% higher than 2007. The longer term trend remains positive.
- Unique opportunities still exist for solution-driven suppliers.
- Certain funds are again recognising the value of investment protection, given current market volatility.
- The increase in benefits paid was largely due to the growth in the book of business as well as a higher than expected number of disinvestments and terminations. Disinvestments are normally partial and are often anticipated, being made to fund benefit payments. On the other hand, terminations constitute the withdrawal of total investments.

**Looking ahead**

- Various smoothed bonus product enhancements have been rolled out over the past few months, and a new multi-manager fully vesting product has attracted inflows and interest from a spread of brokers and consultants.
- Ongoing efforts to reduce the business's dependence on large transactions, which are intermittent by nature, included a stronger focus on small to medium sized investment and annuity business.
- Securing new risk business continued to be impacted by competitive market conditions.
- A new administration product with many innovative features will be introduced to the market during 2008.
- Exciting opportunities exist in the large fund administration market with a number of good prospects for Metropolitan.

## International business

| | 3 months to 31-Mar-05 *Rm* | 3 months to 31-Mar-06 *Rm* | 3 months to 31-Mar-07 *Rm* | 3 months to 31-Mar-08 *Rm* | Increase 2008 on 2007 *%* |
|---|---|---|---|---|---|
| **New business** | | | | | |
| Recurring premiums | 23 | 16 | 19 | 35 | 84 |
| Individual life | 19 | 15 | 19 | 28 | 47 |
| Employee benefits | 4 | 1 | - | 7 | - |
| | | | | | |
| Single premiums (incl EB) | 67 | 24 | 32 | 24 | (25) |
| APE | 30 | 18 | 22 | 37 | 68 |
| PVP | | | | 173 | |
| | | | | | |
| **Cashflow** | | | | | |
| Recurring premiums | 190 | 184 | 204 | 202 | (1) |
| Single premiums | 74 | 30 | 38 | 24 | (37) |
| Claims paid | 123 | 161 | 203 | 170 | (16) |
| Net | 141 | 53 | 39 | 56 | 44 |

- Business conditions remain challenging in all the markets in which we operate.
- Ghana made a significant contribution to the new business production.
- As expected, premium income has started slowing down in the established businesses.
- The Nigerian business was officially launched in April 2008.
- The unrest in Kenya impacted severely on the planned development of that business.
- Two new CEOs were appointed; Oupa Mothibatsela in Botswana and Muzi Dlamini in Swaziland.
- Appropriate new product roll-outs in all of the operations remain a priority.
- Overall, the net cashflow position remained positive.

## Asset management business

| | 3 months to 31-Mar-05 | 3 months to 31-Mar-06 | 3 months to 31-Mar-07 | 3 months to 31-Mar-08 |
|---|---|---|---|---|
| | *Rm* | *Rm* | *Rm* | *Rm* |
| Third party mandates – net | (51) | (298) | 58 | 790 |
| Collective investments – net | 968 | 1 297 | 3 169 | 1 027 |

- New management team in place and starting to deliver.
- Key vacancies in Metropolitan Asset Managers have all now been filled. The diversified knowledge and skills of the full complement of investment professionals are complementary in all respects.
- Concerted efforts to increase third party assets under management are starting to pay dividends, with new mandates secured in the first quarter of 2008, the highest figure for the past four first quarters.
- Collective investment's performance was distorted by a significant once-off inflow during 2007.
- At R20.3 billion, collective investment assets under management exceeded the R20 billion mark for the first time, compared to R16.2 billion in the equivalent period of the previous year.
- At the 2008 Micropal Investment Fund Awards, presented in partnership with Financial Mail, the Metropolitan Gilt Fund achieved first place (out of 16 funds) in the bond sector based on its relative risk-adjusted return over a three-year period. The fund was also runner-up for its risk-adjusted one-year performance.
- The net cashflows of the business remained positive.

## Health business

- Main focus is on managing existing clients and the smooth take-on of members joining the GEMS scheme.
- In total, principal members under administration rose to 700 000 (1.7 million lives) vs 555 000 in 2007 (440 000 in 2006).
- GEMS growth continues at approximately 450 new principal members per day.
- Qualsa continued to increase its managed healthcare business by being awarded new mandates.
- Performance levels across the board are in line with service level agreements.
- MHG and Qualsa have submitted a combined proposal for services to the Road Accident Fund, the outcome of which is anticipated shortly.
- With the four largest restricted schemes remaining firmly under MHG administration, the business is well placed for ongoing sound performance.

## Group perspective

### Administration expenses

- Administration expenses continue to be a key area of focus, especially in the current economic environment.
- Overall life insurance administration and other expenses remain well-controlled and within budget.

### Capital management

- The group's capital management initiatives are ongoing.
- Further refinements are being made to the economic capital model with a view to extending it down to a product level.
- The group has been active in the market buying back Metropolitan shares on price weakness.
- Implementation of the new embedded value guidance is on track for the full-year 2008 results.

## Corporate developments

### Improved empowerment ranking

In the most recent Financial Mail/Empowerdex Top Empowerment Companies survey (April 2008), we achieved an overall ranking of 5th (out of the 188 top empowerment companies surveyed) and 2nd out of 20 in the financial services sector.

**Comments / qualifications**

- All figures are provisional and unaudited.
- The basis on which the new business figures have been calculated is the same as that used for embedded value purposes. Premium income is included from the date on which policies come into force as opposed to the date on which they are accepted. (Figures calculated on the latter basis are normally referred to as production figures). It should be noted that there can be a delay of up to three months between these two dates.
- The new business figures are all net of outside shareholders' interests.

*End*

DATE 30 MAY 2008

QUERIES

WILHELM VAN ZYL
GROUP CHIEF EXECUTIVE
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406637

PRESTON SPECKMANN
GROUP FINANCE DIRECTOR
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406634 OR 083 285 6454

TYRREL MURRAY
GENERAL MANAGER FINANCE & INVESTOR RELATIONS
METROPOLITAN HOLDINGS LIMITED
TEL 021 940 5083 OR 082 889 2167

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## MET - Metropolitan Holdings Limited - Results of a

30 May 2

MET
MET
MET - Metropolitan Holdings Limited - Results of annual general meeting
Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that at the annual general meeting of the members of Metropolitan held in Bellville, Cape Town on Friday, 30 May 2008, all the resolutions set out in the Notice of the Annual General Meeting were passed by the requisite majorities of shareholders. The special resolution will be lodged with the Companies and Intellectual Property Registration Office for registration.

Cape Town
30 May 2008
Sponsor in South Africa
Merrill Lynch South Africa (Pty) Limited
Sponsor in Namibia
Simonis Storm Securities (Pty) Limited
Date: 30/05/2008 16:19:02 Produced by the JSE SENS Department.



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## MET / MTD - Metropolitan Holdings Limited - Tradin 22 Aug 2

MET
MET
MET / MTD - Metropolitan Holdings Limited - Trading Statement
Metropolitan Holdings Limited
Incorporated in the Republic of South Africa
Registration Number: 2000/031756/06
JSE share code: MET
NSX share code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the company")
Trading statement in terms of the JSE Listing Requirements
Metropolitan results for the six month period ended 30 June 2008 will be released on 3 September 2008.
In terms of 3.4(b)(i) of the JSE Listings Requirements, listed companies must publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding period.
During the period under review South African investment market values - particularly equities and bonds - declined, resulting in a net capital depreciation on the group`s shareholder funds. This contrasts with the substantial gain included in the 2007 comparative results. Earnings were also negatively impacted by the adjustment of discount rates and future expense inflation expectations. The long-dated interest rates increased significantly up to 30 June 2008, raising the discount rate used to value actuarial liabilities by 2.5 percentage points, and resulted in a negative actuarial basis change.
Shareholders are therefore advised that the group`s diluted earnings per share and diluted headline earnings per share will reflect a decrease of between 60% and 70% on the comparative 2007 results.
Core headline earnings per share will, however, show an improvement on the previous period of between 10% and 15%, mainly driven by improved operational efficiencies and a higher average asset base during the period under review as compared to last year.
The forecast financial information on which this trading statement is based has not been reviewed and reported on by Metropolitan`s external auditors.
Diluted earnings per share and core headline earnings per share are defined on page 27 of the 2007 annual report. Diluted earnings per share are figures that have been adjusted for convertible redeemable preference shares, staff share scheme shares and treasury shares in issue. Core headline earnings per share eliminate items of both a once-off and an inherently volatile nature, such as changes to the valuation basis and capital appreciation/depreciation.
Bellville
22 August 2008
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 22/08/2008 15:00:01 Produced by the JSE SENS Department.


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**SENS-- Wednesday, 03 September 2008**

**MET - Metropolitan - Metropolitan`s Operational Pe**

MET
MET
MET - Metropolitan - Metropolitan`s Operational Performance Bests Economic Circumstances During Reporting Period
Metropolitan Holdings Limited
Incorporated in the Republic of South Africa
Registration Number: 2000/031756/06
JSE share code: MET
NSX share code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the company")
Metropolitan`s operational performance bests economic circumstances during reporting period
Today (3 September) Metropolitan announced financial results for the six months to 30 June 2008 that reflect a noteworthy operational performance in tough economic times.
The group`s diluted core headline earnings per share, the best measure of operating profit because items of both a once-off and an inherently volatile nature - such as changes to the valuation basis and capital appreciation/depreciation - have been stripped out, increased by 14% from 61.28 cents to 70.03 cents.
Most group businesses increased their contribution to operating profit. The 34% growth year-on-year in the contribution from the health cluster is highly commendable in these testing times.
"It is strategically significant," says group chief executive Wilhelm van Zyl, "that our core profits came from different areas across the group. The fact that retail managed to maintain persistency levels despite increasing pressure on personal disposable income due to higher food and fuel prices was also a first-rate achievement."
Van Zyl attributes this success to proactive management interventions, including concerted efforts aimed at enhancing the value proposition for clients together with an even sharper focus on intermediary training.
Net funds received from clients amounted to a creditable R5.6 billion, with most group businesses recording net inflows. In view of the difficult market conditions, the 19% increase in inflows into the retail business was remarkable.
The group`s ability to maintain positive cashflows has been, and continues to be, in striking contrast to industry norms of recent years, reflecting well on the resilience of the Metropolitan brand.
Metropolitan`s total new recurring premium income, the lifeblood of any life insurance company, was 6% up on the corresponding period in 2007.
In addition to a robust 39% increase in single premium income, the retail cluster recorded growth in new recurring premium income of 15%, resulting in a 21% increase in annual premium equivalent (APE). (APE is a measure representing 100% of recurring premium income but only 10% of single premium income, given that the latter is far more volatile by nature.)
Another pleasing aspect of group performance was the 17% rise in the APE of the established businesses in the international cluster.
From a corporate business perspective, the absolute performance of Metropolitan Employee Benefits was admirable in most respects, but not comparable to the corresponding period in 2007 when operating performance was supported by very good risk experience and new business boosted by a single exceptionally large annuity deal.
Thanks to its proven large-scale retirement fund administration expertise, Metropolitan Retirement Administrators has secured the administration of a 10 000 member retirement fund as from October.
New business secured by the health operations continued to add significant value, boosted by substantial growth in membership of the Government Employees Medical Scheme (GEMS). The fact that MHG has recently been awarded the GEMS administration contract for a second three-year term from 2009 is further evidence of their, and the greater group`s, ability to set the standard in large-scale administration efficiency and cost-effectiveness.
This should prove to be an attractive attribute given the impending social security reforms, with their strong focus on retirement and health.
While Van Zyl is pleased with the way Metropolitan has continued to lift its operational performance "irrespective of the uncertain times", he acknowledges that there is scope for further improvement in terms of efficiencies and even tighter expense controls.
"In line with our stated intention, we have begun securing new third party investment mandates. Sustained growth in this area will help to boost our

performance materially. The value of new asset management business has already shown a 38% improvement year-on-year, and our improving investment performance record should also start assisting in this regard."
Although market conditions meant that absolute investment returns were lower, the asset management cluster achieved superior investment performance relative to its peers in several instances. For example, in the Alexander Forbes Large Manager Watch rankings to 30 June 2008 Metropolitan`s local managed fund was a first quartile performer for both the quarter and the year.
With total assets under management passing the R106 billion mark, Metropolitan remains firmly positioned as a player of substance in the financial services sector.
Overall, investment market turbulence, with sharply dropping equity and bond values leading the way, impacted negatively on Metropolitan`s diluted earnings and diluted headline earnings per share, which fell from 124.15 cents in both instances to 40.80 cents (67% down) and 45.25 cents (64% down) respectively.
Spiralling interest and inflation rates brought with them a 2.5% increase in the discount rate used by the group to value its actuarial liabilities, which had a further dampening effect on its earnings and also negatively affected the value added by new life insurance business. However, as Van Zyl points out, these interest rates have reduced by 1.5% subsequent to the reporting date, which means that the value of new business written in the first half of the year is already considerably higher.
Turning to embedded value - a key life industry measure - the fact that the group`s embedded value per share showed only a slight reduction from 1 857 cents to 1 838 cents over the interim period (aided by share buy-backs and despite a final dividend payout of 59 cents per share in April) was a laudable achievement in the current volatile economic environment, bearing testimony to Metropolitan`s ability to withstand market turbulence.
An interim dividend of 40 cents per share was declared for 2008, 11% higher than in 2007, indicative of the directors continuing confidence in the group`s medium-term growth potential. "Although our dividend policy remains unchanged, we have adjusted the declaration rate to take into account current economic conditions," says Van Zyl.
Looking to the future, Van Zyl comments that "Metropolitan`s entrenched position in the low and middle income markets continues to give us a competitive edge.
"Our efforts to enhance our stakeholder value proposition are ongoing, regardless of the tough times that both the company and its clients are experiencing at present, and our interim results for the most part demonstrate continuing success in this respect."
Cape Town
3 September 2008
Sponsor
Merrill Lynch South Africa (Pty) Limited
Summary of Metropolitan`s stakeholder value-add to June 2008
June June % growth
2007 2008
Diluted core headline earnings R440m R472m 7.27
Diluted core headline earnings per 61.28c 70.03c 14.28
share
Diluted earnings R879m R275m (68.71)
Diluted earnings per share 124.15c 40.80c (67.14)
Return on embedded value 20.3% 2.9%
Embedded value per share 1 761c 1 838c
Interim dividend per ordinary share 36.00c 40.00c 11.11
Total premiums received R5.9bn R5.6bn (5.09)
Present value of new premium income R5 283m R4 528m (14.29)
(PVP)
Total assets under management R95bn R106bn 11.58
Notes
- Core headline earnings are a particularly appropriate measure of the performance of financial services groups such as Metropolitan in that they eliminate items of both a once-off and an inherently volatile nature, such as changes to the valuation basis and capital appreciation/depreciation.
- Diluted core headline earnings have been adjusted for the convertible redeemable preference shares, the staff share scheme shares and treasury shares in issue - all dilutory in nature. The preference shares were issued to a consortium controlled by Metropolitan`s strategic empowerment partner, Kagiso Trust Investments (KTI).
end
ISSUED BY SUE SNOW

FINANCIAL MEDIA SPECIALIST
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406119 OR 083 300 9745
DATE 3 SEPTEMBER 2008
QUERIES WILHELM VAN ZYL
GROUP CHIEF EXECUTIVE
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406637
PRESTON SPECKMANN
GROUP FINANCE DIRECTOR
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406634 OR 083 285 6454
TYRREL MURRAY
GENERAL MANAGER: GROUP FINANCE
METROPOLITAN HOLDINGS LIMITED
TEL 021 9405083 OR 082 889 2167
Cape Town
3 September 2008
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 03/09/2008 07:30:02 Produced by the JSE SENS Department.

# METROPOLITAN HOLDINGS FINANCIAL SERVICES GROUP

## UNAUDITED GROUP RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

- Net funds received from clients – R5.6 billion
- Diluted core headline earnings per share - up 14%
- Retail new business premiums – up 21%
- International new business premiums - up 17%
- Total assets under management exceeded R106 billion

**REVIEW OF OPERATIONS AND PROSPECTS**

**Operating environment**

Until very recently South Africa had been enjoying a prolonged period of buoyant equity and property markets, strong GDP growth and significant disposable income across most consumer classes. Then in the first half of 2008 there was an almost complete reversal. The investment markets were extremely turbulent and unpredictable, interest rates continued to increase and inflation soared to above 10%, driven mainly by imported price pressures (particularly relating to food and oil). All of these factors put pressure on financial and other operating measures.

The risk discount rate (RDR), which is based on the ten-year interest rate yield curve, was increased by 2.5% over the six months to 30 June 2008, the largest increase in a single reporting season since embedded value reporting was introduced in South Africa in 1998.

**Salient features and highlights**

- Diluted core headline earnings per share for the half-year remained very strong at 70 cents, increasing by 14% over 2007.
- The growth in diluted core headline earnings per share was partially assisted by a further reduction of shares in issue – a direct result of ongoing capital management activities.
- Earnings and headline earnings, which include adjustments for negative economic and other market value impacts, reflected an overall decline on 2007.
- The general economic slow-down challenged operating profit across the group; however, most of the businesses still managed to grow their contributions.
- Total recurring new business premiums increased by 6%, while the value of new business was severely reduced as a result of the spike in the RDR.
- Investment income on shareholder assets was 38% higher.
- Positive operating experience variances once again emerged in the embedded value, highlighting the successes achieved through pro-active management interventions.
- The economic capital model is subject to constant refinement and the capital required as at 30 June 2008 remained stable despite the recent turbulent markets.
- Enhanced by share buy-backs, embedded value per share held up very well, reducing slightly from 1 857 cents to 1 838 cents, despite a final dividend pay-out of 59 cents per share in April.
- The unbroken record of positive cashflow from clients continued, with a net inflow of R5.6 billion being recorded.

**Operational overview**

### *Retail*

- New business APE (annual premium equivalent, comprising recurring premiums plus 10% of single premiums) was 21% higher.
- The increasingly difficult consumer conditions led to a higher propensity to lapse or surrender life insurance policies. However, management action in this area has been intensified, resulting in better-than-expected overall persistency during the period under review.
- The new business margin reduced from 1.6% to 0.7% (present value of future premiums (PVP) basis) as the increase in the economic parameters together with higher new business expenses had a greater impact than the improved new business production. A reduction in the RDR of 1.5%, as has been experienced post the reporting date, would have increased the value of new business to levels similar to those reflected in the prior year.
- At the end of 2007 a deferred tax asset was recognised for accumulated tax losses in the policyholder funds. As a result, the tax profits (tax charged but not paid) that emerged during 2007 in the retail business were not repeated in the current year.
- Operating profit increased by 4%, boosted by higher average investment assets and a lower income tax charge, but dampened by the change in accounting policy referred to above as well as the worsening economic environment.

***Corporate***

- New business APE could not match the stellar performance recorded during 2007, and ended the period down 45%. Excluding the very large single premium received in 1Q07, new single premium business was up by over 80%.
- The new business PVP margin, however, showed an increase from 1.0% to 1.1%, reflecting the higher proportion of more profitable recurring premium business written.
- Risk margins remained under pressure throughout the period while expenses were firmly under control.
- Operating profit was 3% higher, with an increased contribution from investment business and a lower tax charge having been almost totally neutralised by the lower risk profits.

***International***

- New business APE, which includes only the established southern African operations, was boosted by the performance in Lesotho, ending 17% up.
- The three northern operations all increased their APE and are progressing well.
- The agreement to establish a life insurance business in Swaziland was finalised and the company has started operating, increasing our non South African life companies to seven.
- Overall, the southern operations recorded a strong new business margin of 2.7% (PVP).
- Total operating profit increased by an impressive 10% despite start-up losses in all of the northern operations.

***Asset management***

- The value of new business, comprising collective investment inflows and new third-party mandates, grew by 38%.
- MetAM delivered very good relative investment performance over the period.
- Operating profit, however, declined by 31% as a result of lower absolute investment market performance as well as increased staff costs.

***Health***

- New business continued to add value, mostly as a result of the tremendous growth in membership of the Government Employees Medical Scheme (GEMS).
- Total principal members under administration, including franchise, at the end of June were in excess of 700 000 (more than 1.8 million lives), confirming MHG's status as South Africa's largest administrator of closed schemes.
- As a result of the continued growth in members, together with the improved operational efficiencies, operating profit increased by 34%.

**Prospects**

- Metropolitan continues to capitalise on its focused market positioning, in line with its strategy to create prosperity for Africa's people by providing accessible, affordable and appropriate products.
- All the businesses within the group are well prepared for the opportunities and threats posed by ongoing changes in the highly regulated environments in which they operate.
- Food and transport inflation remain the biggest challenges to the group's core target market. Further increases in these factors will continue to curtail new business prospects.
- The board is satisfied that the business is well positioned, thanks to its strong focus on client service, product innovation, business retention, cost containment and capital management.

**DIRECTORS' STATEMENT**

The directors take pleasure in presenting the unaudited interim results of the Metropolitan Holdings financial services group for the six months ended 30 June 2008.

These results have been prepared in accordance with International Accounting Standard 34 (IAS34) – Interim financial reporting; guidelines issued by the Actuarial Society of South Africa; and the disclosure requirements of the JSE Limited (JSE).

The accounting policies of the group have been applied consistently to all the periods presented. The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates as well as the exercise of managerial judgement in the application of the group's accounting policies. Such critical judgements and accounting estimates are disclosed in detail in the annual financial statements at 31 December 2007 and, with the exception of the principal economic assumptions, have remained unchanged since then.

The accounting treatment of certain items has been changed from that disclosed in June 2007. In finalising the December 2007 annual financial statements, various refinements were made to the application of IFRS, as disclosed in the 2007 annual report. As a result, certain line items were reclassified in the balance sheet at 30 June 2007. Neither shareholder equity nor earnings were affected.

More information on these restatements and reclassifications is available in the SENS announcement or on the Metropolitan website, www.metropolitan.co.za.

**Corporate activity during the year**

Metropolitan cancelled 26 million listed ordinary shares held at 31 December 2007, and bought back a further 16 million such shares for R201 million.

**Related parties**

There have been no significant changes to the nature of the related party transactions as described in note 42 of the 2007 annual financial statements.

**CORPORATE GOVERNANCE**

The board has satisfied itself that appropriate principles of corporate governance were applied throughout the period under review.

**DIRECTORATE CHANGES AND DIRECTORS' SHAREHOLDING**

Peter Doyle and Abel Sithole resigned as directors with effect from 31 March 2008. No further changes have been made to the directorate. All transactions in listed shares involving directors were disclosed on SENS as required.

**CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES**

The group had no material capital commitments at 30 June 2008. The group is party to legal proceedings in the normal course of business, and appropriate provisions are made when losses are expected to materialise.

**POST BALANCE SHEET EVENTS**

No material post balance sheet events occurred between the balance sheet date and the date of approval of the interim results.

**DIVIDEND DECLARATION**

**Ordinary listed shares**

The dividend policy for ordinary listed shares, approved by the directors and consistent with prior years, is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term, while allowing the dividend cover to fluctuate.

An interim dividend of 40.00 cents per ordinary share was declared on 2 September 2008. This dividend is payable to the holders of ordinary shares recorded in the register of the company at the close of business on Friday, 3 October 2008 and will be paid on Monday, 6 October 2008. The last day to trade "cum" dividend will be Friday, 26 September 2008. The shares will trade "ex" dividend from the start of business on Monday, 29 September 2008. Share certificates may not be dematerialised or rematerialised between Monday, 29 September and Friday, 3 October 2008, both days inclusive.

Where applicable, dividends in respect of certificated shares will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to certificated shareholders on or about payment date. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 6 October 2008.

**Preference share (unlisted) dividend**

Dividends of R32 million (16.9%), R5 million (40.00 cents per share) and R29 million (18.7%) were declared on 2 September 2008 on the A1, A2 and A3 Metropolitan preference shares respectively, payable on 30 September 2008. The declaration rates were determined as set out in the company's articles. These amounts are included under finance costs in these results.

Signed on behalf of the board

**Wiseman Nkuhlu** *Group chairman*
**Wilhelm van Zyl** *Group chief executive*

Cape Town
2 September 2008

**Directors:**

Wiseman Nkuhlu (non-executive group chairman), Wilhelm van Zyl (group chief executive), Phillip Matlakala (executive director), Preston Speckmann (group finance director), Fatima Jakoet, Peter Lamprecht, Syd Muller, Bulelwa Ndamase, John Newbury, JJ Njeke, Andile Sangqu, Marius Smith, Franklin Sonn, Johan van Reenen

**Secretary:** Bongiwe Gobodo-Mbomvu

**Registration number:** 2000/031756/06

**Registered office:** 7 Parc du Cap, Mispel Road, Bellville 7535

**JSE code:** MET

**NSX code:** MTD

**ISIN NO:** ZAE000050456

**Transfer secretaries**
Link Market Services SA (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street,
Johannesburg 2001
P O Box 4844, Johannesburg 2000
Telephone: +27 11 834 2266
E-mail: info@linkmarketservices.co.za

**Sponsor**
Merrill Lynch

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED BALANCE SHEET | **30.06.2008 Rm** | 30.06.2007 Rm | 31.12.2007 Rm |
|---|---|---|---|
| **ASSETS** | | | |
| Intangible assets | **525** | 433 | 562 |
| Owner-occupied properties | **607** | 435 | 592 |
| Property and equipment | **278** | 171 | 233 |
| Investment properties | **2 790** | 2 468 | 2 710 |
| Investment in associates | **592** | 1 047 | 405 |
| Investment in joint ventures | **54** | - | 61 |
| Employee benefit assets | **319** | 131 | 177 |
| Financial instrument assets (1) | **62 884** | 57 739 | 60 489 |
| Insurance and other receivables | **1 425** | 1 262 | 1 476 |
| Deferred income tax | **7** | 4 | 15 |
| Reinsurance contracts | **271** | 237 | 179 |
| Current income tax assets | **40** | - | - |
| Cash and cash equivalents | **6 466** | 7 623 | 8 274 |
| Non-current assets held for sale | **19** | - | 185 |
| **Total assets** | **76 277** | 71 550 | 75 358 |
| **EQUITY** | | | |
| Capital and reserves attributable to equity holders | **6 527** | 6 542 | 6 817 |
| Minority interests | **131** | 79 | 124 |
| **Total equity** | **6 658** | 6 621 | 6 941 |
| **LIABILITIES** | | | |
| Insurance contract liabilities | | | |
| Long-term insurance contracts (2) | **33 283** | 32 579 | 33 531 |
| Capitation contracts | **2** | 3 | 1 |
| Financial instrument liabilities | | | |
| Investment contracts | **28 343** | 27 092 | 28 426 |
| – with discretionary participation features (2) | **13 637** | 13 849 | 14 273 |
| – designated as at fair value through income | **14 706** | 13 243 | 14 153 |
| Other financial instrument liabilities (3) | **3 949** | 2 394 | 2 863 |
| Deferred income tax | **428** | 267 | 492 |
| Employee benefit obligations | **246** | 237 | 252 |
| Other payables | **3 368** | 2 133 | 2 545 |
| Current income tax liabilities | **-** | 224 | 307 |
| **Total liabilities** | **69 619** | 64 929 | 68 417 |
| **Total equity and liabilities** | **76 277** | 71 550 | 75 358 |

(1) Financial instrument assets consist of the following:

Assets designated as at fair value through income: R59 629 million (30.06.2007: R55 582 million; 31.12.2007: R58 264 million)

Assets held for trading: R1 814 million (30.06.2007: R768 million; 31.12.2007: R850 million)

Available-for-sale assets: R7 million (30.06.2007: R104 million; 31.12.2007: R7 million)

Loans and receivables: R1 434 million (30.06.2007: R1 285 million; 31.12.2007: R1 368 million)

(2) Under IFRS4, the group continues to account for long-term insurance contracts and investment contracts with discretionary participation features using SA GAAP.

(3) Other financial instrument liabilities consist of the following:

Liabilities designated as at fair value through income: R391 million (30.06.2007: R205 million; 31.12.2007: R635 million)

Liabilities held for trading: R2 216 million (30.06.2007: R852 million; 31.12.2007: R858 million)

Liabilities at amortised cost: R1 342 million (30.06.2007: R1 337 million; 31.12.2007: R1 370 million)

# METROPOLITAN HOLDINGS – GROUP RESULTS

| STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES ON REPORTING BASIS | 30.06.2008 Rm | 30.06.2007 Rm | 31.12.2007 Rm |
|---|---|---|---|
| Total assets per balance sheet | **76 277** | 71 550 | 75 358 |
| Actuarial value of policy liabilities per balance sheet | **(61 626)** | (59 671) | (61 957) |
| Other liabilities per balance sheet | **(7 993)** | (5 258) | (6 460) |
| Minority interests | **(131)** | (79) | (124) |
| **Excess – group per reporting basis** | **6 527** | 6 542 | 6 817 |
| Net assets – other businesses | **(1 274)** | (1 492) | (1 102) |
| **Excess – long-term insurance business** (4) | **5 253** | 5 050 | 5 715 |
| **LONG-TERM INSURANCE BUSINESS** (4) | | | |
| **Change in excess of long-term insurance business** (4) | **(462)** | (786) | (121) |
| Increase in share capital | **(19)** | (4) | (12) |
| Acquisition of Union Life (formerly known as HTG Life) | **-** | - | (54) |
| Change in other reserves | **(26)** | 37 | (36) |
| Dividend paid | **852** | 1 432 | 1 606 |
| **Total surplus arising** | **345** | 679 | 1 383 |
| Operating profit | **357** | 322 | 754 |
| Investment income on excess | **157** | 147 | 289 |
| Net realised and fair value gains on excess | **(42)** | 274 | 364 |
| Investment variances (5) | **(7)** | 20 | 29 |
| Basis and other changes | **(262)** | (89) | (180) |
| Employee benefit assets (6) | **142** | 5 | 48 |
| Deferred tax (7) | **-** | - | 79 |
| Consolidation adjustments | **45** | 127 | 217 |
| Income tax expenses (8) | **(1)** | 210 | 549 |
| Adjustment for finance costs | **23** | 23 | 47 |
| **Results of long-term insurance business** (4) | **412** | 1 039 | 2 196 |
| Results of other group businesses | **(15)** | 242 | 289 |
| **Results of operations per income statement** | **397** | 1 281 | 2 485 |

| STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES ON STATUTORY BASIS | 30.06.2008 Rm | 30.06.2007 Rm | 31.12.2007 Rm |
|---|---|---|---|
| **Reporting excess – long-term insurance business** (4) | **5 253** | 5 050 | 5 715 |
| Disallowed assets in terms of statutory requirements (9) | **(436)** | (211) | (293) |
| Capital adjustments | **330** | 402 | 91 |
| **Statutory excess – long-term insurance business** (4) | **5 147** | 5 241 | 5 513 |
| Capital adequacy requirement (CAR) (Rm) | **1 843** | 1 580 | 1 609 |
| Ratio of long-term insurance business excess to CAR (times) | **2.8** | 3.3 | 3.4 |
| Discretionary margins | **1 956** | 2 341 | 2 151 |

(4) The long-term insurance business includes both insurance and investment contract business and is the simple aggregate of all the life insurance companies in the group. It includes minority interests and other items, which are eliminated on consolidation. It excludes non-insurance business.

(5) Investment variances reflect the impact of actual investment returns on the value of future expense recoveries and include any change in the PGN 110 (Allowance for embedded investment derivatives) liability.

(6) Recognition of Metropolitan Staff Retirement Fund surplus

(7) Deferred tax asset created at 31 December 2007 in respect of accumulated tax losses.

(8) June 2008 and December 2007 includes deferred tax on contract holder capital gains.

(9) Disallowed assets include goodwill, deferred acquisition costs and employee benefit assets.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED INCOME STATEMENT | **6 mths to 30.06.2008 Rm** | 6 mths to 30.06.2007 Rm | 12 mths to 31.12.2007 Rm |
|---|---|---|---|
| Net insurance premiums received | **4 585** | 4 101 | 8 792 |
| Fee income | **576** | 407 | 807 |
| Investment income | **2 026** | 1 513 | 3 632 |
| Net realised and fair value gains | **(1 920)** | 3 703 | 4 407 |
| **Net income** | **5 267** | 9 724 | 17 638 |
| Net insurance benefits and claims | **3 736** | 3 069 | 6 192 |
| Change in liabilities | **(1 042)** | 2 940 | 4 215 |
| Change in insurance contract liabilities | **(326)** | 1 807 | 2 617 |
| Change in investment contracts with DPF liabilities | **(630)** | 1 155 | 1 562 |
| Change in reinsurance provision | **(86)** | (22) | 36 |
| Fair value adjustments on investment contract liabilities | **496** | 848 | 1 518 |
| Fair value adjustments on collective investment scheme liabilities | **5** | 3 | 13 |
| Depreciation, amortisation and impairment expenses | **125** | 71 | 169 |
| Employee benefit expenses | **569** | 597 | 1 145 |
| Sales remuneration and distribution costs | **548** | 533 | 1 127 |
| Other expenses | **433** | 382 | 774 |
| **Expenses** | **4 870** | 8 443 | 15 153 |
| **Results of operations** | **397** | 1 281 | 2 485 |
| Share of profit of associates | **3** | 2 | 5 |
| Share of loss of joint ventures | **(7)** | - | - |
| Finance costs | **(94)** | (92) | (174) |
| **Profit before tax** | **299** | 1 191 | 2 316 |
| Income tax expenses | **(76)** | (362) | (788) |
| **Earnings** | **223** | 829 | 1 528 |
| **Attributable to:** | | | |
| Equity holders of group | **206** | 818 | 1 503 |
| Minority interests | **17** | 11 | 25 |
| | **223** | 829 | 1 528 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| RECONCILIATION OF HEADLINE EARNINGS attributable to equity holders of group | Basic earnings | | | Diluted earnings | | |
|---|---|---|---|---|---|---|
| | **6 mths to 30.06.2008 Rm** | 6 mths to 30.06.2007 Rm | 12 mths to 31.12.2007 Rm | **6 mths to 30.06.2008 Rm** | 6 mths to 30.06.2007 Rm | 12 mths to 31.12.2007 Rm |
| **Earnings** | **206** | 818 | 1 503 | **206** | 818 | 1 503 |
| Finance costs – preference shares | | | | **69** | 61 | 124 |
| **Diluted earnings** | | | | **275** | 879 | 1 627 |
| Goodwill impairment | **30** | | | **30** | | |
| **Headline earnings** (10) | **236** | 818 | 1 503 | **305** | 879 | 1 627 |
| Net realised and fair value gains on excess | **41** | (573) | (719) | **41** | (573) | (719) |
| Basis and other changes and investment variances | **267** | 66 | 64 | **267** | 66 | 64 |
| Employee benefit assets | **(142)** | (5) | (48) | **(142)** | (5) | (48) |
| Dilutory effect of subsidiaries (11) | | | | **1** | 1 | 6 |
| Investment income on treasury shares – contract holders (12) | | | | **-** | 12 | 13 |
| STC on special dividend | | 60 | 60 | **-** | 60 | 60 |
| **Core headline earnings** (13) | **402** | 366 | 860 | **472** | 440 | 1 003 |

(10) Headline earnings consist of operating profit, investment income, net realised and fair value gains, investment variances, basis and other changes and the first-time recognition of an employee benefit asset. Adjustments to headline earnings, as required by SAICA Circular 8/2007, relate to returns on shareholder assets only.

(11) Metropolitan Health and Metropolitan Kenya are consolidated at 100% in the results. For the purposes of diluted core headline earnings, minority interests and investment returns are reinstated.

(12) For diluted core headline earnings, treasury shares held on behalf of contract holders are deemed to be issued. For diluted earnings and headline earnings, these shares are deemed to be cancelled.

(13) Net realised and fair value gains on investment assets, investment variances and basis and other changes can be volatile; therefore core headline earnings have been disclosed that comprise operating profit and investment income on shareholder assets.

| **EARNINGS PER SHARE** (cents) attributable to equity holders of group | **6 mths to 30.06.2008** | 6 mths to 30.06.2007 | 12 mths to 31.12.2007 |
|---|---|---|---|
| **Basic** | | | |
| Core headline earnings | **76.72** | 67.65 | 160.15 |
| Headline earnings | **45.04** | 151.20 | 279.89 |
| Earnings | **39.31** | 151.20 | 279.89 |
| Weighted average number of shares (million) | **524** | 541 | 537 |
| **Diluted** | | | |
| Core headline earnings | **70.03** | 61.28 | 142.27 |
| Weighted average number of shares (million) (7) | **674** | 718 | 705 |
| Headline earnings | **45.25** | 124.15 | 232.43 |
| Earnings | **40.80** | 124.15 | 232.43 |
| Weighted average number of shares (million) (7) | **674** | 708 | 700 |

| DIVIDENDS | **2008** | 2007 |
|---|---|---|
| **Ordinary listed shares** (cents per share) | | |
| Interim | **40.00** | 36.00 |
| Final | | 59.00 |
| Total | | 95.00 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

**DIVIDENDS**

| **Convertible redeemable preference shares** | | **A1** | **A2** | **A3** |
|---|---|---|---|---|
| Paid – 31 March 2007 | Rate | 13.5% | 125.00 cps | 13.3% |
| | Rm | 26 | 16 | 21 |
| Paid – 30 September 2007 | Rate | 14.4% | 36.00 cps | 15.6% |
| | Rm | 27 | 5 | 24 |
| Paid – 31 March 2008 | Rate | 16.1% | 59.00 cps | 18.0% |
| | Rm | 31 | 8 | 28 |
| Payable – 30 September 2008 | Rate | 16.9% | 40.00 cps | 18.7% |
| | Rm | 32 | 5 | 29 |
| Redemption value (per share) | R | 5.12 | 9.18 | 9.18 |

| **ANALYSIS OF DILUTED CORE HEADLINE EARNINGS** | **6 mths to 30.06.2008 Rm** | 6 mths to 30.06.2007 Rm | 12 mths to 31.12.2007 Rm |
|---|---|---|---|
| **Retail business** | **225** | 217 | 460 |
| Operating profit | **284** | 307 | 622 |
| Tax | **(59)** | (90) | (162) |
| **Corporate business** | **72** | 70 | 176 |
| Operating profit | **93** | 98 | 248 |
| Tax | **(21)** | (28) | (72) |
| **International business** | **45** | 41 | 110 |
| Operating profit | **49** | 46 | 116 |
| Tax | **(4)** | (5) | (6) |
| **Asset management business** | **24** | 35 | 70 |
| Operating profit | **34** | 51 | 96 |
| Tax | **(10)** | (16) | (26) |
| **Health business** | **43** | 32 | 64 |
| Operating profit | **61** | 53 | 116 |
| Tax | **(18)** | (21) | (52) |
| **Shareholder capital** | **63** | 45 | 123 |
| Holding company expenses | **(32)** | (26) | (58) |
| Strategic ventures | **(36)** | (20) | (44) |
| Investment income on shareholder excess | **243** | 176 | 384 |
| Income tax on investment income | **(112)** | (85) | (159) |
| **Diluted core headline earnings** | **472** | 440 | 1 003 |

| **RESULTS OF OPERATIONS FROM ADMINISTRATION BUSINESS** (gross of minority interests and before finance costs and tax) | **Net income** | **Expenses** | **Results of operations** | | |
|---|---|---|---|---|---|
| | | | **6 mths to 30.06.2008** | 6 mths to 30.06.2007 | 12 mths to 31.12.2007 |
| | **Rm** | **Rm** | **Rm** | Rm | Rm |
| Health business | 395 | (334) | **61** | 53 | 111 |
| Asset administration | 60 | (37) | **23** | 37 | 62 |
| Asset management | 58 | (43) | **15** | 14 | 35 |
| Metropolitan Card Operations | 24 | (46) | **(22)** | (20) | (22) |
| | 537 | (460) | **77** | 84 | 186 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED STATEMENT OF CHANGES IN EQUITY | **6 mths to 30.06.2008 Rm** | 6 mths to 30.06.2007 Rm | 12 mths to 31.12.2007 Rm |
|---|---|---|---|
| **Changes in share capital** | | | |
| Balance at beginning | **19** | (136) | (136) |
| Staff share scheme shares released | **3** | 72 | 105 |
| Treasury shares held on behalf of contract holders | **1** | 53 | 50 |
| Balance at end | **23** | (11) | 19 |
| **Changes in other reserves** | | | |
| Balance at beginning | **495** | 413 | 413 |
| Total recognised income | **12** | - | 70 |
| Revaluation of land and buildings | **12** | 5 | 65 |
| Foreign currency translation differences | **-** | (5) | 5 |
| Employee share schemes – value of services provided | **1** | 1 | 12 |
| Transfer to retained earnings | **-** | (2) | - |
| Balance at end (14) | **508** | 412 | 495 |
| **Changes in retained income** | | | |
| Balance at beginning | **6 303** | 6 417 | 6 417 |
| Earnings for period | **206** | 818 | 1 503 |
| Dividend paid | **(312)** | (716) | (926) |
| Shares repurchased | **(201)** | (380) | (691) |
| Transfer from other reserves | **-** | 2 | - |
| Balance at end | **5 996** | 6 141 | 6 303 |
| **Capital and reserves attributable to equity holders** | **6 527** | 6 542 | 6 817 |
| **Changes in minority interests** | | | |
| Balance at beginning | **124** | 109 | 109 |
| Total recognised income | **20** | 12 | 26 |
| Earnings for period | **17** | 13 | 25 |
| Foreign currency translation differences | **3** | (1) | 1 |
| Dividend paid | **(12)** | (49) | (49) |
| Net change in minority interests | **(1)** | 7 | 38 |
| Balance at end | **131** | 79 | 124 |
| **Total equity** | **6 658** | 6 621 | 6 941 |

(14) Other reserves consist of the following:

Land and buildings revaluation reserve: R173 million (30.06.2007: R102 million; 31.12.2007: R161 million)

Foreign currency translation reserve: (R11 million) (30.06.2007: (R21 million); 31.12.2007: (R11 million))

Fair value reserve: R50 million (30.06.2007: R36 million; 31.12.2007: R50 million)

Non-distributable reserve: R296 million (30.06.2007: R295 million; 31.12.2007: R295 million)

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED CASH FLOW STATEMENT | **6 mths to 30.06.2008 Rm** | 6 mths to 30.06.2007 Rm | 12 mths to 31.12.2007 Rm |
|---|---|---|---|
| Net cash (outflow)/inflow from operating activities | **(1 140)** | 2 075 | 3 166 |
| Net cash outflow from investing activities | **(85)** | (197) | (115) |
| Net cash outflow from financing activities | **(586)** | (1 145) | (1 668) |
| **Net cash flow** | **(1 811)** | 733 | 1 383 |
| Net realised and fair value gains on cash resources | **3** | 3 | 4 |
| Cash resources at beginning | **8 274** | 6 887 | 6 887 |
| **Cash resources at end** | **6 466** | 7 623 | 8 274 |

| SEGMENT REPORT | **6 mths to 30.06.2008 Rm** | 6 mths to 30.06.2007 Rm | 12 mths to 31.12.2007 Rm |
|---|---|---|---|
| **Revenue** | | | |
| Premiums received | **5 643** | 5 937 | 11 667 |
| Retail | **3 666** | 3 078 | 6 726 |
| Corporate | **1 490** | 2 397 | 3 947 |
| Health | **9** | 10 | 19 |
| International | **478** | 452 | 975 |
| Fee income | **457** | 398 | 787 |
| Corporate | **33** | 17 | 50 |
| Asset management | **105** | 102 | 213 |
| Health | **380** | 332 | 683 |
| International | **6** | - | - |
| Shareholder capital | **6** | 5 | 11 |
| Inter-segment fee income | **(73)** | (58) | (170) |
| **Expenses** | | | |
| Payments to contract holders | **4 619** | 3 630 | 7 539 |
| Retail | **2 297** | 1 928 | 4 140 |
| Corporate | **1 992** | 1 362 | 2 712 |
| Health | **8** | 9 | 17 |
| International | **322** | 331 | 670 |
| Other expenses | **1 769** | 1 675 | 3 389 |
| Retail | **1 094** | 945 | 1 987 |
| Corporate | **168** | 154 | 312 |
| Asset management | **81** | 71 | 133 |
| Health | **325** | 285 | 587 |
| International | **169** | 141 | 305 |
| Shareholder capital | **(10)** | 142 | 256 |
| Inter-segment expenses | **(58)** | (63) | (191) |

- The South African operations are segregated into retail, corporate, asset management, health and shareholder capital. The international companies - Botswana, Ghana, Kenya, Lesotho, Mauritius, Namibia, Nigeria and Swaziland - are all managed as a single operating segment.
- Segment assets and liabilities did not change materially from 31 December 2007, except for market-related movements.
- Other segment information used to assess the performance of the operating segments is disclosed throughout the results and includes, diluted core headline earnings, new business premiums, value of new business and profitability of new business as a % of APE.
- Shareholder capital expenses are net of first-time recognition of employee benefit assets.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| EMBEDDED VALUE | 30.06.2008 Rm | 30.06.2007 Rm | 31.12.2007 Rm |
|---|---|---|---|
| Reporting excess – long-term insurance business | **5 253** | 5 050 | 5 715 |
| Disallowed assets (15) | **(124)** | (85) | (124) |
| Adjustments to reporting excess | **2 188** | 2 470 | 2 057 |
| Net assets – other businesses | **1 274** | 1 492 | 1 102 |
| Dilutory effect of subsidiaries (16) | **83** | 91 | 73 |
| Staff share scheme loans | **119** | 155 | 141 |
| Liability – convertible redeemable preference shares | **839** | 832 | 837 |
| Treasury shares held on behalf of contract holders | **8** | 9 | 13 |
| Goodwill and value of in-force business acquired | **(135)** | (109) | (109) |
| **Diluted net asset value** | **7 317** | 7 435 | 7 648 |
| **Value of in-force** | **4 870** | 4 873 | 4 960 |
| Other businesses | **582** | 470 | 540 |
| Asset management | **233** | 249 | 257 |
| Health (17) | **681** | 515 | 666 |
| Holding company expenses | **(332)** | (294) | (383) |
| Long-term insurance businesses | **4 288** | 4 403 | 4 420 |
| Individual life | **3 479** | 3 554 | 3 566 |
| Gross value of in-force business | **3 609** | 3 695 | 3 696 |
| Less cost of capital | **(130)** | (141) | (130) |
| Employee benefits | **809** | 849 | 854 |
| Gross value of in-force business | **874** | 924 | 911 |
| Less cost of capital | **(65)** | (75) | (57) |
| **Diluted embedded value** | **12 187** | 12 308 | 12 608 |
| Diluted embedded value per share (cents) | **1 838** | 1 761 | 1 857 |
| Diluted net asset value per share (cents) | **1 104** | 1 064 | 1 126 |
| Diluted number of shares in issue (million) (18) | **663** | 699 | 679 |

(15) Disallowed assets include goodwill, deferred acquisition costs and deferred revenue liabilities.

(16) For accounting purposes, Metropolitan Health, Metropolitan Kenya and Metropolitan Namibia have been consolidated at 100% (2007: Namibia 81%, Health and Kenya 100%) in the balance sheet. For embedded value purposes, disclosed on a diluted basis, the minority interests and related funding have been reinstated.

(17) The value of the health business is net of R54 million at 31.12.2007 and R38 million at 30.06.2007, being the total liability in respect of the option held by MHG management. The liability was settled during February 2008.

(18) The diluted number of shares in issue takes into account all issued shares, assuming conversion of the convertible redeemable preference shares and the release of staff share scheme shares, and includes the treasury shares held on behalf of contract holders.

## METROPOLITAN HOLDINGS – GROUP RESULTS

| EMBEDDED VALUE ATTRIBUTABLE TO GROUP | Net asset value Rm | Value of in-force Rm | **30.06.2008 Rm** | 30.06.2007 Rm | 31.12.2007 Rm |
|---|---|---|---|---|---|
| Metropolitan Life Ltd | 4 557 | 3 785 | **8 342** | 8 463 | 8 940 |
| Metropolitan Odyssey | 35 | - | **35** | 34 | 34 |
| Union Life | 23 | 13 | **36** | - | 41 |
| Metropolitan Life International | 52 | - | **52** | 48 | 50 |
| Metropolitan Namibia | 144 | 238 | **382** | 369 | 417 |
| Metropolitan Botswana | 114 | 71 | **185** | 149 | 178 |
| Metropolitan Lesotho | 141 | 170 | **311** | 285 | 307 |
| Metropolitan Kenya | 15 | 2 | **17** | 9 | 17 |
| Metropolitan Ghana | 8 | 7 | **15** | 11 | 12 |
| Metropolitan Nigeria | 54 | 2 | **56** | - | - |
| Asset management | 62 | 233 | **295** | 363 | 394 |
| Metropolitan Health Group | 209 | 681 | **890** | 692 | 831 |
| Metropolitan Holdings (after consolidation adjustments) | 2 038 | (332) | **1 706** | 1 994 | 1 496 |
| Goodwill and value of business acquired | (135) | | **(135)** | (109) | (109) |
| **Total embedded value** | 7 317 | 4 870 | **12 187** | 12 308 | 12 608 |
| Adjustments to reporting excess | (2 188) | | | | |
| Disallowed assets | 124 | | | | |
| **Reporting excess – long-term insurance business** | 5 253 | | | | |

- Net of minority interests.

| VALUE OF NEW BUSINESS | **6 mths to 30.06.2008 Rm** | 6 mths to 30.06.2007 Rm | 12 mths to 31.12.2007 Rm |
|---|---|---|---|
| Retail business | **23** | 45 | 119 |
| Gross value of new business | **24** | 46 | 122 |
| Less: Cost of capital | **(1)** | (1) | (3) |
| Corporate business | **13** | 23 | 46 |
| Gross value of new business | **17** | 26 | 53 |
| Less: Cost of capital | **(4)** | (3) | (7) |
| International business | **6** | 9 | 15 |
| Gross value of new business | **6** | 9 | 15 |
| Less: Cost of capital | **(0)** | (0) | (0) |
| **Value of long-term insurance new business** | **42** | 77 | 180 |
| Asset management | **22** | 16 | 35 |
| Health | **48** | 55 | 121 |
| **Total value of new business** | **112** | 148 | 336 |

- 2008 and 2007 results exclude Metropolitan Ghana, Metropolitan Kenya and Metropolitan Nigeria as these businesses were in start-up phase. 2007 also excludes results for Union Life as the company was acquired late in 2007.
- Net of minority interests.
- Due to rounding, the cost of capital for the international business is less than R1 million.

## METROPOLITAN HOLDINGS – GROUP RESULTS

| NEW BUSINESS PREMIUMS | **6 mths to 30.06.2008 Rm** | 6 mths to 30.06.2007 Rm | 12 mths to 31.12.2007 Rm |
|---|---|---|---|
| **Recurring premiums** | | | |
| Retail business | **416** | 361 | 804 |
| Corporate business | **86** | 116 | 207 |
| International business | **49** | 42 | 91 |
| | **551** | 519 | 1 102 |
| **Single premiums** | | | |
| Retail business | **1 474** | 1 060 | 2 519 |
| Corporate business | **589** | 1 487 | 2 154 |
| International business | **68** | 58 | 121 |
| | **2 131** | 2 605 | 4 794 |
| **Annual premium equivalent (APE)** | **764** | 780 | 1 581 |
| Retail business | **563** | 467 | 1 056 |
| Corporate business | **145** | 265 | 422 |
| International business | **56** | 48 | 103 |
| **Present value premiums (PVP)** | **4 528** | 5 283 | 10 068 |
| Retail business | **3 098** | 2 808 | 6 033 |
| Corporate business | **1 209** | 2 241 | 3 613 |
| International business | **221** | 234 | 422 |

- 2008 and 2007 exclude Metropolitan Ghana (06.08: R9 million; 06.07: R4 million; 12.07: R9 million APE), Metropolitan Kenya (06.08: R5 million; 06.07: R4 million; 12.07: R4 million APE) and Metropolitan Nigeria (06.08: R5 million) as these businesses are in start-up phase. 2007 excludes results for Union Life as the company was acquired late in 2007.
- Net of minority interests.

| PROFITABILITY OF NEW BUSINESS | **6 mths to 30.06.2008** | 6 mths to 30.06.2007 | 12 mths to 31.12.2007 |
|---|---|---|---|
| **% of APE** | **5.5** | 9.9 | 11.4 |
| Retail business | **4.1** | 9.6 | 11.3 |
| Corporate business | **9.0** | 8.7 | 10.9 |
| International business | **10.7** | 18.8 | 14.6 |
| **% of PVP** | **0.9** | 1.5 | 1.8 |
| Retail business | **0.7** | 1.6 | 2.0 |
| Corporate business | **1.1** | 1.0 | 1.3 |
| International business | **2.7** | 3.8 | 3.6 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| SOURCE OF NEW BUSINESS PRODUCTION – GROUP<br>Individual life – insurance and investment business | 30.06.2008 | | 30.06.2007 | | 31.12.2007 | |
|---|---|---|---|---|---|---|
| | **APE %** | **Total %** | APE % | Total % | APE % | Total % |
| Tied agents and personal financial advisors | **40** | **32** | 37 | 29 | 36 | 26 |
| Brokers | **25** | **28** | 24 | 23 | 25 | 25 |
| Wholesale and credit life | **17** | **5** | 21 | 8 | 21 | 8 |
| Third party business | **9** | **29** | 8 | 33 | 9 | 34 |
| International | **9** | **6** | 10 | 7 | 9 | 7 |

| **PRINCIPAL ASSUMPTIONS** (South Africa) (19) | **30.06.2008 %** | 30.06.2007 % | 31.12.2007 % |
|---|---|---|---|
| Pre-tax investment return | | | |
| Equities | **13.0** | 10.5 | 10.5 |
| Properties | **13.0** | 10.5 | 10.5 |
| Government stock | **11.0** | 8.5 | 8.5 |
| Cash | **9.0** | 6.5 | 6.5 |
| Risk discount rate (RDR) | **13.5** | 11.0 | 11.0 |
| Investment return (before tax) – smoothed bonus | **12.4** | 9.9 | 9.9 |
| Expense inflation rate | **7.8** | 5.3 | 5.3 |

(19) The principal assumptions relate only to the South African life insurance business. Assumptions relating to international life insurance businesses are based on local requirements and can differ from the South African assumptions.

| **MINORITY INTERESTS** | **30.06.2008 %** | 30.06.2007 % | 31.12.2007 % |
|---|---|---|---|
| Metropolitan Health Group | **17.6** | 17.6 | 17.6 |
| Union Life | **50.0** | - | 50.0 |
| Metropolitan Namibia | **18.0** | 19.0 | 19.0 |
| Metropolitan Botswana | **24.2** | 24.2 | 24.2 |
| Metropolitan Kenya | **33.3** | 33.3 | 33.3 |
| Metropolitan Ghana | **40.0** | 40.0 | 40.0 |
| Metropolitan Nigeria | **50.0** | - | 50.0 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| LONG-TERM INSURANCE BUSINESS: SENSITIVITIES – 30.06.2008 | Net worth | In-force business | | | New business written | | |
|---|---|---|---|---|---|---|---|
| | | Net value | Gross value | Cost of CAR | Net value | Gross value | Cost of CAR |
| | Rm | Rm | Rm | Rm | Rm | Rm | Rm |
| **Base value** | **5 253** | **4 288** | **4 483** | **(195)** | **42** | **47** | **(5)** |
| 1% increase in risk discount rate | | 3 926 | 4 235 | (308) | 29 | 36 | (7) |
| % change | | (8) | (6) | 58 | (30) | (22) | 44 |
| 1% reduction in risk discount rate | | 4 689 | 4 756 | (67) | 55 | 57 | (2) |
| % change | | 9 | 6 | (66) | 32 | 23 | (49) |
| 10% increase in future expenses | | 3 985 | 4 180 | (195) | 25 | 30 | (5) |
| % change (1) | | (7) | (7) | - | (40) | (36) | - |
| 10% increase in policy discontinuance | | 4 193 | 4 387 | (195) | 26 | 31 | (5) |
| % change | | (2) | (2) | - | (38) | (34) | - |
| 10% increase in mortality and morbidity | | 3 942 | 4 137 | (195) | 17 | 22 | (5) |
| % change (2) | | (8) | (8) | - | (59) | (53) | - |
| 1% reduction in gross investment return, inflation rate and risk discount rate | 5 314 | 4 335 | 4 530 | (195) | 55 | 60 | (5) |
| % change (3) | 1 | 1 | 1 | - | 33 | 30 | 7 |
| 1% reduction in gross investment return only (no change in risk discount rate) | 5 187 | 3 975 | 4 297 | (322) | 34 | 41 | (7) |
| % change (3) | (1) | (7) | (4) | 65 | (18) | (11) | 47 |
| 1% reduction in inflation rate | 5 369 | 4 232 | 4 427 | (195) | 53 | 58 | (5) |
| % change | 2 | (1) | (1) | - | 28 | 25 | - |
| 10% fall in market value of equities | 4 984 | 3 983 | 4 272 | (289) | | | |
| % change | (5) | (7) | (5) | 48 | | | |
| 10% reduction in premium indexation take-up rate | | 4 202 | 4 397 | (195) | 38 | 43 | (5) |
| % change | | (2) | (2) | - | (9) | (8) | - |
| 10% increase in non commission related acquisition expenses | | | | | 24 | 28 | (5) |
| % change | | | | | (44) | (39) | - |

Notes

(1) No corresponding changes in variable policy charges are assumed, although in practice it is likely that these will be modified according to circumstances.

(2) Mortality decreases by 10% for annuities; mortality and morbidity increase by 10% for assurance.

(3) Bonus rates are assumed to change commensurately.

(4) The change in the value of cost of CAR is disclosed as nil where the sensitivity test results in an insignificant change in the value.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ANALYSIS OF CHANGES IN GROUP EMBEDDED VALUE | Other businesses | Long-term insurance business | | 6 mths to 30.06.2008 Total | 6 mths to 30.06.2007 Total | 12 mths to 31.12.2007 Total |
|---|---|---|---|---|---|---|
| | | NAV | VoIF | | | |
| | Rm | Rm | Rm | Rm | Rm | Rm |
| Profit from new business | 72 | (89) | 132 | **115** | 151 | 352 |
| Embedded value from new business | 70 | (89) | 131 | **112** | 147 | 336 |
| Expected return to end of year | 2 | - | 1 | **3** | 4 | 16 |
| Profit from existing business | (70) | 454 | 37 | **421** | 462 | 781 |
| Expected return – unwinding of RDR | 39 | - | 262 | **301** | 262 | 540 |
| Expected (or actual) net of tax profit transfer to net worth | - | 346 | (346) | **-** | - | - |
| Operating experience variances | (126) | 224 | 48 | **146** | 141 | 414 |
| Operating assumption changes | 17 | (116) | 73 | **(26)** | 59 | (173) |
| **Embedded value profit from operations** | 2 | 365 | 169 | **536** | 613 | 1 133 |
| Investment return on net worth | (44) | 126 | - | **82** | 453 | 768 |
| Investment variances | (11) | 7 | (199) | **(203)** | 133 | 138 |
| Economic assumption changes | 30 | (140) | (122) | **(232)** | (48) | (1) |
| Exchange rate movements | - | (9) | 5 | **(4)** | - | (4) |
| **Total embedded value profit** | (23) | 349 | (147) | **179** | 1 151 | 2 034 |
| Changes in share capital | (201) | - | - | **(201)** | (380) | (691) |
| Reallocations | (53) | 37 | 16 | **-** | - | - |
| Dividend paid | 491 | (821) | - | **(330)** | (751) | (960) |
| Finance costs – preference shares | (69) | - | - | **(69)** | (61) | (124) |
| **Change in embedded value** | 145 | (435) | (131) | **(421)** | (41) | 259 |
| Time weighted return on embedded value (%) (June results annualised) | | | | **2.9** | 20.3 | 17.8 |

**ANALYSIS OF VARIANCES AND OPERATING ASSUMPTION CHANGES – 30.06.2008**

**Operating experience variances**

| | |
|---|---|
| Other businesses | Negative variances from losses or a reduction in profit margins in certain of the non-life companies. |
| Long-term insurance business | |
| Net asset value (NAV) | Significant contribution of R142 million from the recognition of an additional employee benefit asset. Positive contribution from higher than expected mortality profits, partially off-set by negative variances from higher than expected expenses. |
| Value of in force (VoIF) | Positive contributions from persistency on certain lines of individual life business as well as some mortality profits. |

**Operating assumption changes**

| | |
|---|---|
| Other business | Positive contribution from the reduction in the corporate tax rate from 29% to 28%. |
| Long-term insurance business | |
| Net asset value (NAV) | Negative change from an increase in the assumed per policy expense for individual life contracts. Positive change in respect of the assumed mortality on certain lines of business. |
| Value of in force (VoIF) | Positive contribution mainly from the reduction in the transfer tax rate from 29% to 28%. Negative change due to an increase in the assumed future expenses of the corporate business. |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| FUNDS RECEIVED FROM CLIENTS | Gross inflow Rm | Gross outflow Rm | **6 mths to 30.06.2008 Net inflow Rm** | 6 mths to 30.06.2007 Net inflow Rm | 12 mths to 31.12.2007 Net inflow Rm |
|---|---|---|---|---|---|
| Retail business | 3 666 | (2 297) | **1 369** | 1 150 | 2 586 |
| Corporate business | 1 490 | (1 992) | **(502)** | 1 035 | 1 235 |
| International business | 478 | (322) | **156** | 121 | 305 |
| **Long-term insurance business cash flows** | 5 634 | (4 611) | **1 023** | 2 306 | 4 126 |
| Health business | 6 926 | (5 775) | **1 151** | 247 | 1 364 |
| Asset administration business | 10 916 | (8 478) | **2 438** | 4 139 | 6 708 |
| Asset management business | 1 037 | (76) | **961** | 42 | 222 |
| Corporate business | 5 | - | **5** | - | 78 |
| **Total funds received from clients** | 24 518 | (18 940) | **5 578** | 6 734 | 12 498 |

| PREMIUMS RECEIVED | **6 mths to 30.06.2008 Rm** | 6 mths to 30.06.2007 Rm | 12 mths to 31.12.2007 Rm |
|---|---|---|---|
| **Recurring premiums** | **3 561** | 3 319 | 6 913 |
| Retail business | **2 235** | 2 018 | 4 288 |
| Corporate business | **901** | 910 | 1 793 |
| International business | **425** | 391 | 832 |
| **Single premiums** | **2 073** | 2 608 | 4 735 |
| Retail business | **1 431** | 1 060 | 2 438 |
| Corporate business | **589** | 1 487 | 2 154 |
| International business | **53** | 61 | 143 |
| Capitation contracts – health business | **9** | 10 | 19 |
| **Segment premiums received** | **5 643** | 5 937 | 11 667 |
| Adjustment for premiums received from investment contract holders | **(1 058)** | (1 836) | (2 875) |
| **Net insurance premiums per income statement** | **4 585** | 4 101 | 8 792 |

- Excluding premiums received in Nigeria.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| PAYMENTS TO CONTRACT HOLDERS | **6 mths to 30.06.2008 Rm** | 6 mths to 30.06.2007 Rm | 12 mths to 31.12.2007 Rm |
|---|---|---|---|
| **Individual life** | **2 526** | 2 179 | 4 623 |
| Death and disability claims | **559** | 435 | 952 |
| Maturity claims | **839** | 677 | 1 417 |
| Annuities | **323** | 285 | 581 |
| Withdrawal benefits | **68** | - | 7 |
| Surrenders | **813** | 824 | 1 759 |
| Re-insurance recoveries | **(76)** | (42) | (93) |
| **Employee benefits** | **2 085** | 1 442 | 2 899 |
| Death and disability claims | **566** | 426 | 886 |
| Maturity claims | **143** | 53 | 136 |
| Annuities | **335** | 300 | 614 |
| Withdrawal benefits | **209** | 212 | 469 |
| Terminations | **191** | 123 | 106 |
| Disinvestments | **742** | 397 | 837 |
| Re-insurance recoveries | **(101)** | (69) | (149) |
| Capitation contracts | **8** | 9 | 17 |
| **Total payments to contract holders** | **4 619** | 3 630 | 7 539 |
| Adjustment for payments to investment contract holders | **(883)** | (561) | (1 347) |
| **Net insurance benefits and claims per income statement** | **3 736** | 3 069 | 6 192 |

- Segment information is disclosed in the segment report and reconciles to total payments to policyholders.
- Excluding payments to contract holders in Nigeria.

| NUMBER OF EMPLOYEES | **30.06.2008** | 30.06.2007 | 31.12.2007 |
|---|---|---|---|
| Indoor staff | **5 134** | 4 651 | 4 866 |
| Insurance companies | **2 684** | 2 560 | 2 573 |
| Retail | **1 248** | 1 338 | 1 305 |
| Union Life | **103** | - | - |
| Cover2Go | **16** | 5 | 7 |
| Employee benefits | **389** | 349 | 359 |
| International | **403** | 354 | 381 |
| Group services | **525** | 514 | 521 |
| Metropolitan Health Group | **2 057** | 1 765 | 1 956 |
| Asset management | **80** | 74 | 75 |
| Asset administration | **65** | 61 | 69 |
| Metropolitan Card Operations | **50** | 41 | 42 |
| Metropolitan Retirement Administrators | **132** | 132 | 132 |
| DirectFin Solutions | **47** | - | - |
| Holding company | **19** | 18 | 19 |
| Field staff | **3 672** | 3 216 | 3 409 |
| Retail | **2 619** | 2 445 | 2 554 |
| Union Life | **186** | - | - |
| DirectFin Solutions | **36** | - | - |
| International | **831** | 771 | 855 |
| **Total** | **8 806** | 7 867 | 8 275 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ANALYSIS OF EXPENSES | **6 mths to 30.06.2008 Rm** | 6 mths to 30.06.2007 Rm | 12 mths to 31.12.2007 Rm |
|---|---|---|---|
| Depreciation, amortisation and impairment expenses | **125** | 71 | 169 |
| Employee benefit expenses | **569** | 597 | 1 145 |
| Sales remuneration and distribution costs | **548** | 533 | 1 127 |
| Other expenses | **433** | 382 | 774 |
| Finance costs | **94** | 92 | 174 |
| **Total expenses** | **1 769** | 1 675 | 3 389 |
| | | | |
| Long-term insurance business | **1 395** | 1 224 | 2 598 |
| Management expenses | **833** | 612 | 1 288 |
| Administration expenses | **731** | 555 | 1 165 |
| Distribution costs | **102** | 57 | 123 |
| Sales remuneration | **445** | 473 | 1 001 |
| Asset management fees | **98** | 114 | 242 |
| Direct property expenses | **19** | 25 | 67 |
| Administration business | **447** | 385 | 787 |
| Finance costs – preference shares and subordinated redeemable debt | **92** | 85 | 170 |
| Holding company | **38** | 28 | 65 |
| Employee benefit assets | **(142)** | (5) | (51) |
| Consolidation adjustments | **(61)** | (42) | (180) |
| **Total expenses** | **1 769** | 1 675 | 3 389 |

- Segment information is disclosed in the segment report.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ASSETS UNDER MANAGEMENT | 30.06.2008 Rm | 30.06.2007 Rm | 31.12.2007 Rm |
|---|---|---|---|
| Intangible assets | **525** | 433 | 562 |
| Owner-occupied properties | **607** | 435 | 592 |
| Property and equipment | **278** | 171 | 233 |
| Investment properties | **2 790** | 2 468 | 2 710 |
| Investment in associates | **592** | 1 047 | 405 |
| Investment in joint ventures | **54** | - | 61 |
| Employee benefit assets | **319** | 131 | 177 |
| Financial assets | **62 884** | 57 739 | 60 489 |
| Equity securities | **30 442** | 29 267 | 31 990 |
| Debt securities | **14 082** | 12 077 | 14 268 |
| Funds on deposit and other money market instruments | **4 388** | 2 389 | 2 150 |
| Unit-linked investments | **10 724** | 11 953 | 9 863 |
| Derivative financial instruments | **1 814** | 768 | 850 |
| Loans and receivables | **1 434** | 1 285 | 1 368 |
| Insurance and other receivables | **1 425** | 1 262 | 1 476 |
| Deferred income tax | **7** | 4 | 15 |
| Reinsurance contracts | **271** | 237 | 179 |
| Current income tax assets | **40** | - | - |
| Cash and cash equivalents | **6 466** | 7 623 | 8 274 |
| Non-current assets held for sale | **19** | - | 185 |
| **Total on-balance sheet assets** | **76 277** | 71 550 | 75 358 |
| Collective investments | **20 135** | 15 700 | 18 403 |
| Health | **4 434** | 3 723 | 4 091 |
| Asset management – segregated assets | **3 893** | 2 801 | 2 950 |
| Employee benefits – segregated assets | **1 399** | 1 246 | 1 392 |
| **Total assets under management** | **106 138** | 95 020 | 102 194 |

| ANALYSIS OF ASSETS BACKING GROUP EXCESS | 30.06.2008 | | 30.06.2007 | | 31.12.2007 | |
|---|---|---|---|---|---|---|
| | Rm | % | Rm | % | Rm | % |
| Equity securities | **3 379** | **51.8** | 2 451 | 36.6 | 3 575 | 52.4 |
| Collective investment schemes | **927** | **14.2** | 2 088 | 31.2 | 1 325 | 19.4 |
| Debt securities | **328** | **5.0** | 597 | 8.9 | 523 | 7.7 |
| Owner-occupied properties | **607** | **9.3** | 344 | 5.1 | 592 | 8.7 |
| Investment properties | **170** | **2.6** | 18 | 0.3 | 103 | 1.5 |
| Cash and cash equivalents | **1 585** | **24.3** | 1 478 | 22.1 | 1 490 | 21.9 |
| Goodwill | **214** | **3.3** | 109 | 1.6 | 244 | 3.6 |
| Other net assets | **657** | **10.1** | 942 | 14.1 | 303 | 4.4 |
| Redeemable preference shares | **(839)** | **(12.9)** | (832) | (12.4) | (837) | (12.3) |
| Subordinated redeemable debt | **(501)** | **(7.7)** | (501) | (7.5) | (501) | (7.3) |
| **Excess - group per reporting basis** | **6 527** | **100.0** | 6 694 | 100.0 | 6 817 | 100.0 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| GROUP EXCESS – TOP 10 EQUITY HOLDINGS | **30.06.2008** | | 30.06.2007 | | 31.12.2007 | |
|---|---|---|---|---|---|---|
| | **Rm** | **%** | Rm | % | Rm | % |
| MTN Group Ltd | **275** | **8.1** | 256 | 10.4 | 293 | 8.2 |
| Anglo American Plc | **263** | **7.8** | 144 | 5.9 | 133 | 3.7 |
| Impala Platinum Holdings Ltd | **243** | **7.2** | 138 | 5.6 | 157 | 4.4 |
| Billiton Plc | **238** | **7.0** | 144 | 5.9 | 182 | 5.0 |
| Sasol Ltd | **222** | **6.6** | 130 | 5.3 | 167 | 4.7 |
| Standard Bank Group Ltd | **167** | **4.9** | 195 | 8.0 | 211 | 5.9 |
| Richemont Securities AG | **138** | **4.1** | - | - | - | - |
| Remgro Plc | **117** | **3.5** | - | - | 70 | 2.0 |
| Grindrod Ltd | **76** | **2.3** | - | - | - | - |
| FirstRand Ltd | **72** | **2.1** | 111 | 4.5 | 130 | 3.7 |
| Imperial Holdings Ltd | **-** | **-** | 101 | 4.1 | 111 | 3.1 |
| Nedbank Group Ltd | **-** | **-** | 97 | 4.0 | 90 | 2.5 |
| Barloworld Ltd | **-** | **-** | 88 | 3.6 | - | - |
| | **1 811** | **53.6** | 1 404 | 57.3 | 1 544 | 43.2 |
| **Total equities backing excess** | **3 379** | **100.0** | 2 451 | 100.0 | 3 575 | 100.0 |

## METROPOLITAN HOLDINGS – GROUP RESULTS

| STOCK EXCHANGE PERFORMANCE | **30.06.2008** | 31.12.2007 | 30.06.2007 | 31.12.2006 |
|---|---|---|---|---|
| **6 month period** | | | | |
| Value of listed shares traded (rand million) (21) | **2 592** | 2 570 | 4 454 | 2 945 |
| Volume of listed shares traded (million) (21) | **200** | 170 | 286 | 233 |
| Shares traded (% of average listed shares in issue) (20, 21) | **72.7** | 61.4 | 100.6 | 78.8 |
| Value of shares traded – life insurance (J857 – Rbn) | **47.8** | 54.4 | 53.6 | 35.4 |
| Value of shares traded – top 40 index (J200 – Rbn) | **1 367.3** | 1 277.0 | 1 051.1 | 824.5 |
| Trade prices | | | | |
| Highest (cents per share) | **1 520** | 1 635 | 1 691 | 1 581 |
| Lowest (cents per share) | **1 080** | 1 314 | 1 421 | 1 105 |
| Last sale of period (cents per share) | **1 093** | 1 509 | 1 486 | 1 500 |
| Percentage (%) change during period (20, 22) | **(47.5)** | 3.1 | 9.1 | 61.6 |
| Percentage (%) change – life insurance sector (J857) (20) | **(55.1)** | (4.1) | 10.8 | 32.1 |
| Percentage (%) change – top 40 index (J200) (20) | **19.6** | 5.4 | 27.9 | 33.9 |
| **30 June / 31 December** | | | | |
| Price/diluted core headline earnings ratio | **7.80** | 10.61 | 12.12 | 13.12 |
| Dividend yield % (dividend on listed shares) (20) | **9.06** | 6.30 | 5.65 | 5.13 |
| Dividend yield % – top 40 index (J200) (20) | **2.32** | 2.39 | 2.12 | 2.06 |
| **Total shares issued (million)** | | | | |
| Listed on JSE | **539** | 559 | 550 | 585 |
| Ordinary shares | **533** | 553 | 543 | 578 |
| Share incentive scheme | **6** | 6 | 7 | 7 |
| Unlisted – share purchase scheme | **17** | 23 | 32 | 41 |
| **Total ordinary shares in issue** | **556** | 582 | 582 | 626 |
| Treasury shares held by subsidiary | **(16)** | (26) | (6) | (27) |
| Treasury shares held on behalf of contract holders | **(1)** | (1) | (1) | (13) |
| Adjustment to staff share scheme shares (23) | **(21)** | (26) | (37) | (47) |
| Share incentive scheme | **(4)** | (4) | (6) | (7) |
| Share purchase scheme | **(17)** | (22) | (31) | (40) |
| **Basic number of shares in issue** | **518** | 529 | 538 | 539 |
| Adjustment to staff share scheme shares | **21** | 26 | 37 | 47 |
| Treasury shares held on behalf of contract holders | **1** | 1 | 1 | 13 |
| Convertible redeemable preference shares | **123** | 123 | 123 | 123 |
| **Diluted number of shares in issue** (24) | **663** | 679 | 699 | 722 |
| Market capitalisation at end (Rbn) (25) | **7.25** | 10.25 | 10.39 | 10.83 |
| Percentage (%) of life insurance sector (20) | **5.26** | 4.93 | 5.03 | 5.45 |

(20) Percentages have been annualised.

(21) 30.06.2008 is net of 16 million shares acquired for R200 million as part of a share buy-back programme (31.12.2007: 20 million shares acquired for R310 million; 30.06.2007: 24 million shares acquired for R380 million; 31.12.2006: 27 million shares acquired for R242 million).

(22) 30.06.2007 has been adjusted for a special dividend of 77 cents per share (31.12.2006: capital reduction of 100 cents per share).

(23) These are shares which have been issued since 1 January 2001, the date on which the group adopted AC133 (now IAS39).

(24) The diluted number of shares in issue takes into account all issued shares, assuming conversion of the convertible redeemable preference shares and the release of staff share scheme shares, and includes the treasury shares held on behalf of contract holders.

(25) The market capitalisation is calculated on the fully diluted number of shares in issue.


update
METROPOLITAN
HOLDINGS LIMITED

# 12 November 2008

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*

## Trading update for the nine months ended 30 September 2008

**Group overview**

- South Africa's dual economy is experiencing the current economic environment in different ways – the emerging economy is growing while those exposed to the stock markets and interest-rate leverage are under pressure; Metropolitan remains focused on servicing its traditional emerging market.
- Economic, investment and financial markets, local and global, remain challenging.
- Management is confident that the group's entrenched market positioning, together with its diversified income streams, will enable it to grow its operations for the foreseeable future.

- The 21% growth in the present value of premiums (PVP) of retail new business over the nine months, in conjunction with sustained persistency levels, was particularly satisfying.
- The corporate business secured a number of profitable contracts through innovative solutions and its new umbrella fund product. In a PMR survey, it was rated as the best pension fund administrator in South Africa in the category for administrators with more than 100 000 lives under administration.
- Metropolitan International made good progress in growing its businesses in Africa.
- Metropolitan Health Group (MHG) continued to increase its number of members under administration through the successful take-on of new Government Employees Medical Scheme (GEMS) members.
- The group's capital management activities are ongoing, with a specific focus on maintaining a sound balance sheet in these volatile markets.
- Net cash received from clients, including all Metropolitan businesses, was R6.7 billion.

**Retail business**

| | 9 months to 30-Sept-06 *Rm* | 9 months to 30-Sept-07 *Rm* | Change *%* | 9 months to 30-Sept-08 *Rm* | Change *%* |
|---|---|---|---|---|---|
| **New business** | | | | | |
| Recurring premiums | 587 | 578 | (2) | 669 | 16 |
| Single premiums | 1 402 | 1 853 | 32 | 2 479 | 34 |
| APE | 727 | 763 | 5 | 917 | 20 |
| PVP | 3 296 | 4 424 | 34 | 5 365 | 21 |
| **Cashflow** | | | | | |
| Recurring premiums | 2 847 | 3 126 | 10 | 3 443 | 10 |
| Single premiums | 1 402 | 1 853 | 32 | 2 349 | 27 |
| Claims paid | 2 955 | 2 988 | 1 | 3 523 | 18 |
| Net inflow from clients | 1 294 | 1 991 | 54 | 2 269 | 14 |

**New business**

- New recurring premium income for the last quarter, at R253 million (a new record for any quarter), was 17% up on 2007.
- New single premium income of R1 billion was recorded during the third quarter – another record – giving a year-to-date increase of 34% over 2007.
- New business volumes improved across most of the distribution channels, with direct writers, group schemes and the general intermediary channel (GIC) doing particularly well with recurring premiums, and all broker channels contributing positively on the single premium side.
- While direct marketing and broker recurring new business remained fairly flat for the nine months, there was a slight improvement during the last quarter.
- Despite the greater demands on our customers' disposable income, persistency across all lines of business continued to hold up very well. This is primarily thanks to focused attention from Retail on business conservation.
- Overall, the life insurance book continued to grow in size.

**Cashflow**

- Total premium income increased by 16%, enhanced by the growth in single premiums.
- Claims paid during the year were 18% up, boosted by higher maturity values per case while overall experience remained in line with expectations.
- The net result was an impressive 14% increase in net cash received.

**Challenges and opportunities**

- The new commission structure has been finalised and the necessary changes are being actively rolled out across all distribution channels.
- Disposable income of South African consumers remains under pressure; however, saving for the future has become even more of a necessity.
- Growth in excess of 10% in retail recurring premium new business for the full year remains attainable.
- While expense management is always important and expenses continue to be contained at below inflation levels in 2008, the current economic environment demands the regular review and re-prioritisation of business plans.
- The reduced levels of the investment markets will have a direct impact on any market-value linked fees received by Retail.
- This business is well positioned for the year ahead and management is cautiously optimistic that the necessary building blocks are in place for growth and an increase in market share.

**Corporate business**

| | 9 months to 30-Sept-06 *Rm* | 9 months to 30-Sept-07 *Rm* | Change *%* | 9 months to 30-Sept-08 *Rm* | Change *%* |
|---|---|---|---|---|---|
| **New business** | | | | | |
| Recurring premiums | 68 | 165 | 143 | 130 | (21) |
| Single premiums | 2 583 | 1 655 | (36) | 735 | (56) |
| APE | 326 | 331 | 2 | 204 | (38) |
| PVP | 3 005 | 2 731 | (9) | 1 568 | (43) |
| **Cashflow** | | | | | |
| Recurring premiums | 1 171 | 1 357 | 16 | 1 421 | 5 |
| Single premiums | 2 583 | 1 655 | (36) | 735 | (56) |
| Off-balance sheet | 321 | - | | 5 | - |
| Claims paid | 2 088 | 2 211 | 6 | 3 172 | 43 |
| Net inflow from clients | 1 987 | 801 | (60) | (1 011) | - |

**New business**

- Securing new business in the current employee benefits market remains challenging and will continue to be so for a while.
- Recurring premium new business was unable to match the performance of 2007; however, over the longer term the business is growing steadily (new business for 2005 to September was R35m). The fourth quarter so far is indicating better than average performance, with a full year expectation for new business recurring premiums of around R180m.

- Targeting smaller single premium transactions to supplement the erratic large contracts secured from time to time remains a business objective.
- Metropolitan Retirement Administrators (MRA) commenced the administration of a 10 000 member fund for the paper and printing industry. This bodes well for the future positioning of this business.

**Cashflow**
- Recurring premium income increased over 2007, confirming the stability introduced into the EB book over the last few years.
- Claims paid increased by 43% during the period. This upward trend was mainly distorted by growing disinvestments, a reflection of the current economic environment, for purposes of paying fund benefits.
- Another factor was the continued increase in death and disability claims.
- Metropolitan Employee Benefits (MetEB) is expected to end the year in a net outflow position.

**Challenges and opportunities**
- MetEB received the Diamond Arrow Award for attaining the highest rating for pension funds that administer more than 100 000 members in a recent survey undertaken by Professional Management Review Africa (PMR).
- Its new administration products, Neon, for small to medium funds, and Benchmark for mega funds have been favourably received by the market and are starting to generate new business inflows.
- A significant component of employee benefits' business revenue is directly linked to the market value of the underlying investments. All other things being equal, full-year profits will be negatively affected by the severe reductions in markets experienced during 2008.

**International business**

| | 9 months to 30-Sept-06 | 9 months to 30-Sept-07 | Change | 9 months to 30-Sept-08 | Change |
|---|---|---|---|---|---|
| | *Rm* | *Rm* | *%* | *Rm* | *%* |
| **New business** | | | | | |
| Recurring premiums | 70 | 85 | 21 | 98 | 15 |
| Individual life | 55 | 80 | 45 | 88 | 10 |
| Employee benefits | 15 | 5 | (67) | 10 | 100 |
| Single premiums (incl EB) | 147 | 77 | (48) | 86 | 12 |
| APE | 85 | 93 | 9 | 107 | 15 |
| PVP | 379 | 356 | (6) | 403 | 13 |
| **Cashflow** | | | | | |
| Recurring premiums | 585 | 614 | 5 | 662 | 8 |
| Single premiums | 185 | 93 | (50) | 99 | 6 |
| Claims paid | 452 | 510 | 13 | 477 | (7) |
| Net inflow from clients | 318 | 197 | (38) | 284 | 44 |

*New business includes Metropolitan's share of new business written by all international subsidiaries.*
*Premiums and claims exclude Nigeria, as it is accounted for as a joint venture.*

**New business**
- New business was boosted by growth in the newer operations.
- Conditions in Namibia, Botswana and Kenya were still challenging.
- The businesses in Lesotho and Ghana performed well during the period.

**Cashflow**
- Both recurring and single premium income were marginally higher than in 2007
- The Namibian business was the main contributor to the reduction in benefits paid to policyholders.
- As a result, the net cashflow position remained positive, increasing significantly over the prior year.

**Challenges and opportunities**
- The International operations have, to a large extent, been less affected by the global economic and stock market melt-down.

- The newer operations are starting to contribute to the overall sustainability of the business.

**Asset management business**

| | 9 months to 30-Sept-06 | 9 months to 30-Sept-07 | Change | 9 months to 30-Sept-08 | Change |
|---|---|---|---|---|---|
| | *Rm* | *Rm* | *%* | *Rm* | *%* |
| **Net inflow from clients** | | | | | |
| Third party mandates – net | (3 472) | 240 | - | 1 401 | - |
| Collective investments - net | 3 003 | 5 066 | 69 | 2 728 | - |

- MetAm was successful in securing further third party mandates during the quarter.
- As expected, flows into collective investments started to slow down.
- While the outlook for the asset management operations remains positive, earnings will be significantly impacted in the short term by the investment market volatility.

**Health business**

- Total membership numbers continued to grow, with the main driver being the highly successful GEMS scheme.
- At 30 September 2008 GEMS had close to 300 000 registered, fee-paying members, with membership continuing to increase month on month at about 400 members per day.
- MHG's total principal members under administration, including franchise members, stood at 760 000 (1.9 million lives).
- Performance levels across the board are in line with contracted service level agreements with the various schemes under administration.
- As a differentiated fee income based business MHG is largely isolated from the current economic turmoil and the outlook remains good.

**Group perspective**

**Capital management**

- As part of the 2008 interim results communication, we informed the market that, due to the economic and investment market uncertainty, we had decided to retain more free capital than we may previously have done. The two main reasons given were financial security and positioning for growth.
- The significant fall in equity market valuations and increase in volatilities since June 2008 will have impacted on the group's capital in that (a) the capital adequacy requirement will have been increased by the reduction in the funding levels of policyholder portfolios and (b) the value of shareholder assets will have decreased in line with the investment markets.
- However, the group continues to actively monitor the capital position throughout its operations with a view to protecting shareholder capital and policyholder assets during these volatile investment market conditions.
- Dynamic asset allocation, capital protection and other strategies are applied to both shareholder and policyholder investments, when deemed appropriate, in order to ensure that the group maintains adequate capital.
- The group remains financially sound.

**Earnings**

- Metropolitan does not provide earnings forecasts or guidance; however, in order to assist investors in these volatile times, we would like to highlight the following drivers of group profits:

  - Investment asset values have fallen significantly during 2008. Any change in shareholder investments has a direct impact on earnings for the year.
  - The earnings of life companies are calculated with reference to the discounted value of all future profit charges. Any change in the underlying discount rate affects the earnings of a life company.
  - To the extent that we charge asset-based fees, any change in average asset levels affects the operating profits of businesses such as asset management and, to a lesser extent, corporate and retail.

**Cover2Go**

- Cover2Go launched an innovative product, Cashback, through Shoprite during the period. The product is a funeral policy that pays back all premiums paid at maturity.
- Early indications are that consumers are reacting positively to this innovative way of distributing life insurance products.

**Curatorship of Ovation**

- Discussions with the curators are ongoing with a view to resolving the curatorship and re-launching the living annuity product range as soon as possible.

**Comments / qualifications**

- All figures are provisional and unaudited. Any statement or information that could be considered as being forecasted financial information has not been reviewed and reported on by the auditors of Metropolitan either in accordance with ISAE 3400 or ISAE 3000 (Revised).
- The basis on which the new business figures have been calculated is the same as that used for embedded value purposes. Premium income is included from the date on which policies come into force as opposed to the date on which they are accepted. (Figures calculated on the latter basis are normally referred to as production figures.) It should be noted that there can be a delay of up to three months between these two dates.
- The new business figures are all net of outside shareholder interests.

*End*


| | |
|---|---|
| ISSUED BY | NICO OOSTHUIZEN<br>MANAGER: INVESTOR RELATIONS<br>METROPOLITAN HOLDINGS LIMITED<br>TEL 021 940 6111 OR 083 285 7092 |
| DATE | 12 NOVEMBER 2008 |
| QUERIES | WILHELM VAN ZYL<br>GROUP CHIEF EXECUTIVE<br>METROPOLITAN HOLDINGS LIMITED<br>TEL 021 940 6637 |
| | PRESTON SPECKMANN<br>GROUP FINANCE DIRECTOR<br>METROPOLITAN HOLDINGS LIMITED<br>TEL 021 940 6634 OR 083 285 6454 |
| | TYRREL MURRAY<br>GENERAL MANAGER: GROUP FINANCE<br>METROPOLITAN HOLDINGS LIMITED<br>TEL 021 940 5083 OR 082 889 2167 |

Close This Window

## MET - Metropolitan Holdings Limited - Trading Stat

20 Feb 2

MET
MET
MET - Metropolitan Holdings Limited - Trading Statement
Metropolitan Holdings Limited
Incorporated in the Republic of South Africa
Registration Number: 2000/031756/06
JSE share code: MET
NSX share code: MTD
ISIN: ZAE000050456
("Metropolitan" or "the company")
Trading statement in terms of the JSE Listing Requirements
Metropolitan`s results for the year ended 31 December 2008 will be released on 11 March 2009. In terms of 3.4(b)(i) of the JSE Listings Requirements, listed companies must publish a trading statement as soon as they are satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding period.
Despite the severity of the market conditions during 2008 and the associated lower average asset levels, the Metropolitan group achieved sound operating results for the year. Diluted core headline earnings per share will be broadly in line with the figure reported for the 2007 financial year.
Global investment market values declined significantly over the year, resulting in lower overall investment returns and a net capital depreciation on the group`s shareholder funds. This contrasts with the significant gains reported in 2007.
Shareholders are therefore advised that the group`s diluted earnings per share and diluted headline earnings per share will reflect a decrease of between 105% and 115% on the comparative 2007 results. Notwithstanding the impact of the adverse market conditions, the Metropolitan group remains well capitalised.
The forecast financial information on which this trading statement is based has not been reviewed and reported on by Metropolitan`s external auditors either in accordance with paragraph 3.4(b)(vi)(1)(aa) or 3.4(b)(vi)(1)(bb) of the JSE Listings Requirements.
Bellville
20 February 2009
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Please note: Diluted earnings per share and core headline earnings per share are defined on page 27 of the 2007 annual report. Diluted earnings per share are figures that have been adjusted for convertible redeemable preference shares, staff share scheme shares and treasury shares in issue. Core headline earnings per share eliminate items of both a once-off and an inherently volatile nature, such as changes to the valuation basis, capital appreciation/depreciation and investment variances.
end

DATE 20 FEBRUARY 2009

QUERIES WILHELM VAN ZYL
GROUP CHIEF EXECUTIVE
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406637
PRESTON SPECKMANN
GROUP FINANCE DIRECTOR
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406634 OR 083 285 6454
TYRREL MURRAY
GENERAL MANAGER: GROUP FINANCE
METROPOLITAN HOLDINGS LIMITED
TEL 021 9405083 OR 082 889 2167


update
METROPOLITAN
HOLDINGS LIMITED

# 11 March 2009

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*

**METROPOLITAN HOLDINGS FINANCIAL SERVICES GROUP**

**AUDITED GROUP RESULTS FOR THE YEAR ENDED 31 DECEMBER 2008**

## HIGHLIGHTS

- Net funds received from clients +R8bn
- Retail new business PVP +23%
- International new business PVP +18%
- Value of new insurance business +38%
- Health administration profits +56%
- Group CAR cover 3.1 times

## REVIEW OF OPERATIONS AND PROSPECTS

### Operating environment

Until very recently South Africa had been enjoying a prolonged period of buoyant equity and property markets, strong GDP growth and significant disposable income across most consumer classes. However, during 2008 there was an almost complete reversal. Investment markets were extremely turbulent and falling, interest rates rose and inflation soared to above 10%, driven mainly by imported price pressures (particularly relating to food and transport). All of these factors put pressure on financial and other operating measures.

2008 was characterised by extreme volatility in interest rates, in particular the government bond yield curve on which we base our assumptions to project asset returns and discount projected shareholder cashflows.

### Salient features and highlights

- Diluted core headline earnings per share for the year remained strong at 151 cents, increasing by 6% over 2007.
- The growth in diluted core headline earnings per share was assisted by a 5% reduction of the average number of shares in issue – a direct result of capital management activities.
- Earnings and headline earnings, which include adjustments for negative economic and other market value impacts, reflected a loss for the year.

- Total recurring new business premium income was 16% higher, while the value of new insurance business increased by 38%.
- Investment income on shareholder assets was 30% up, driven by higher cash balances and increased interest rates.
- The economic capital model is subject to constant refinement and the capital required as at 31 December 2008 increased marginally despite the turbulent markets.
- The embedded value per share held up very well, reducing by 123 cents from 1 832 cents to 1 709 cents, almost exclusively owing to the falling markets.
- The group experienced strong cashflow from clients, recording a net inflow of R8 billion.
- Ordinary dividend per share of 95 cents was maintained.
- The general economic slow-down challenged operating profit across the group.

**Operational overview**

***Retail***

- New business PVP (present value of expected premiums) exceeded expectations, ending 23% higher.
- The increasingly difficult consumer conditions led to a higher propensity to lapse or surrender life insurance policies. However, management action in this area intensified, resulting in better overall persistency than would have been expected in the current operating environment.
- The new business margin increased from 2.0% to 2.8% (PVP basis), assisted by improvements in new business production, product mix and expense management.
- A deferred tax asset was recognised at the end of 2007 for accumulated tax losses in the policyholder funds. As a result, the tax profits (tax charged but not paid) that emerged during 2007 in the retail business were not repeated in the current year.
- Operating profit decreased by only 3%, reflecting the lower average investment assets towards the end of the year, the change in accounting policy referred to above as well as the worsening economic environment.

***Corporate***

- New business PVP could not match the performance recorded during 2007, and ended the year down 33%. Securing new business is a lengthy process and premium inflows remain volatile.
- Risk margins remained under pressure throughout the period, dampening both operating and new business profits.
- Similarly, the new business PVP margin decreased from 1.3% to 0.8%, reflecting the lower profit margins.
- Metropolitan Retirement Administrators successfully took on its first external client (15 000 members).
- Operating profit ended 13% lower, mostly as a result of lower risk profits.

***International***

- New business PVP, based on the established southern African operations, increased by 18%, boosted primarily by the individual life performance in Lesotho.
- The two western operations (Ghana and Nigeria) increased new business production and are progressing well.
- Overall, the southern operations recorded a strong new business margin of 3.4% (PVP), falling marginally from 3.6% in 2007.
- Total operating profit fell 15%, taking into account investments in the start-up businesses.

***Asset management***

- The value of new business, comprising collective investment inflows and third-party mandates, grew by 11% to R39 million.
- Operating profit, however, declined by 7% as a result of administration margin compression, lower absolute investment market performance as well as increased staff costs.

***Health (MHG)***

- New business continued to add value, mostly as a result of the tremendous growth in membership of the Government Employees Medical Scheme (GEMS), the tender for which was renewed during the year.
- Total principal members under administration, including franchise, at the year-end were in excess of 750 000 (almost two million lives), confirming MHG's status as South Africa's largest administrator of restricted medical schemes.
- As a result of the continued growth in members, together with improved operational efficiencies, operating profit increased by 56%.

**Prospects**

- Metropolitan continues to capitalise on its focused market positioning, in line with its strategy of creating prosperity for Africa's people, by providing accessible, affordable and appropriate products.
- All the businesses within the group are well prepared for the threats and opportunities posed by ongoing changes in the highly regulated environments in which they operate.
- Food, fuel and transport inflation, together with unemployment levels, remains the biggest challenge to our core target market. Any further increases are likely to curtail new business prospects and threaten the persistency of the in-force book.
- The board is satisfied that the business remains strategically well positioned, thanks to management's specific focus on client service, product innovation, business retention, cost containment, diversification and capital management.

**DIRECTORS' STATEMENT**

The directors take pleasure in presenting the audited results of the Metropolitan Holdings financial services group for the year ended 31 December 2008.

**Basis of presentation of financial information**

These results have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued and effective at the time of preparing these results, including compliance with IAS 34 *Interim Financial Reporting*. They are also in compliance with the listings requirements of the JSE Limited and the Companies Act of South Africa.

The accounting policies of the group have been applied consistently to all periods presented. The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates as well as the exercise of managerial judgement in the application of the group's accounting policies. Such judgement, assumptions and estimates are disclosed in detail in the annual financial statements for the year ended 31 December 2008.

**Changes to presentation and restatement of 2007 results**

The classification of certain policy loans, premium income and scrip lending fees was changed from that disclosed in 2007. These changes are not material, and do not have any impact on earnings attributable to equity holders of the group. The full details are disclosed in the annual financial statements at 31 December 2008.

**CAPITAL MANAGEMENT**

- The investment markets were extremely volatile and unpredictable, both locally and internationally.
- During the first half of the year Metropolitan bought back 16 million listed ordinary shares for R201 million.
- The group actively monitored its capital position throughout the operations with a view to protecting shareholder capital during these volatile investment market conditions.
- Dynamic asset allocation, capital protection and other strategies were applied where deemed appropriate, in order to ensure that the group maintained adequate capital.
- As a result of the poor investment markets, affecting both local equities and in our instance international bonds, some smoothed bonus funds ended the year with funding levels below 92.5%. Metropolitan believes that these funds will be able to recover to full funding within the required three years, as was the case after previous market falls.
- The year-end economic capital required by the Metropolitan group was R4.5 billion, 1.9 times the statutory requirement.
- The actual capital held by the group at the year-end exceeded this requirement by approximately R1 billion.
- The insurance operations remained well capitalised, with a group CAR (capital adequacy requirement) cover ratio of 3.1 times.
- No share buy-backs are anticipated.

**CORPORATE GOVERNANCE**

The board has satisfied itself that appropriate principles of corporate governance were applied throughout the year under review.

**DIRECTORATE CHANGES AND DIRECTORS' SHAREHOLDING**

Peter Doyle and Abel Sithole resigned as directors with effect from 31 March 2008. All transactions in listed shares involving directors were disclosed on SENS as required.

**CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES**

The group had no material capital commitments at 31 December 2008. The group is party to legal proceedings in the normal course of business, and appropriate provisions are made when losses are expected to materialise.

**POST BALANCE SHEET EVENTS**

In January 2009 Metropolitan reached a settlement with the curators of Ovation and agreed to compensate policyholders for losses incurred. This settlement has no impact on group earnings as the liability to policyholders already existed. No other material post balance sheet events occurred between the balance sheet date and the date of approval of the annual financial statements.

**DIVIDEND DECLARATION**

**Ordinary listed shares**

The dividend policy for ordinary listed shares, approved by the directors and consistent with prior years, is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term, while allowing the dividend cover to fluctuate. The board felt it prudent not to increase the total dividend.

An interim dividend of 40.00 cents per ordinary share was declared in September and paid in October 2008. On 10 March 2009 a final divided of 55.00 cents per ordinary share was declared. This dividend is payable to the holders of ordinary shares recorded in the register of the company at the close of business on Friday, 3 April 2009 and will be paid on Monday, 6 April 2009. The last day to trade "cum" dividend will be Friday, 27 March 2009. The shares will trade "ex" dividend from the start of business on Monday, 30 March 2009. Share certificates may not be dematerialised or rematerialised between Monday, 30 March and Friday, 3 April 2009, both days inclusive. Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to certificated shareholders on or about payment date. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 6 April 2009.

**Staff share purchase scheme dividend**

A dividend of R11 million (2007: R16 million) was declared on the unlisted shares in the staff share purchase scheme, as provided for in the trust deed.

**Preference share dividend**

Dividends of R33 million (16.8%), R7 million (55.00 cents per share) and R30 million (19.0%) were declared on 10 March 2009 on the unlisted A1, A2 and A3 Metropolitan preference shares respectively, and are payable on 31 March 2009.

Dividends of R32 million (16.9%), R5 million (40.00 cents per share) and R29 million (18.7%) were declared in September 2008 on the unlisted A1, A2 and A3 Metropolitan preference shares respectively, and paid on 30 September 2008. The declaration rate was determined as set out in the company's articles. Preference share dividends are included under finance costs in these results.

**AUDIT OPINION**

The auditors, PricewaterhouseCoopers Inc, have issued their opinion on the group financial statements for the year ended 31 December 2008. A copy of their unqualified report is available for inspection at the company's registered office.

**INDEPENDENT ACTUARIAL REVIEW**

The embedded value and value of new business results have been reviewed by Deloitte & Touche.

Signed on behalf of the board

**Wilhelm van Zyl** *Group chief executive*
**Preston Speckmann** *Group finance director*

Cape Town
10 March 2009

**Directors:**

Prof Wiseman Nkuhlu (non-executive group chairman), Wilhelm van Zyl (group chief executive), Phillip Matlakala (executive director), Preston Speckmann (executive director), Fatima Jakoet, Peter Lamprecht, Syd Muller, John Newbury, JJ Njeke, Bulelwa Paledi, Andile Sangqu, Marius Smith, Franklin Sonn, Johan van Reenen

**Secretary:** Bongiwe Gobodo-Mbomvu

| | |
|---|---|
| **Registration number:** | 2000/031756/06 |
| **Registered office:** | 7 Parc du Cap, Mispel Road, Bellville 7535 |
| **JSE code:** | MET |
| **NSX code:** | MTD |
| **ISIN NO** | ZAE000050456 |

**Transfer secretaries**

Link Market Services SA (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street,
Johannesburg, 2001
P O Box 4844, Johannesburg, 2000
Telephone: +27 11 834 2266
E-mail: info@linkmarketservices.co.za

**Sponsor**

Merrill Lynch

# METROPOLITAN HOLDINGS FINANCIAL SERVICES GROUP

**Basis of presentation of financial information**

These results have been prepared in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued and effective at the time of preparing these results, including compliance with IAS 34 *Interim Financial Reporting*. They are also in compliance with the Listing Requirements of the JSE Limited and the Companies Act of South Africa.

The accounting policies of the group have been applied consistently to all periods presented. The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates as well as the exercise of managerial judgement in the application of the group's accounting policies. Such judgement, assumptions and estimates are disclosed in detail in the annual financial statements for the year ended 31 December 2008.

**Restatement of 2007 results**

- Certain policy loans were previously disclosed as loans and receivables within the financial instruments category. These policy loans (R175 million) together with the related insurance (R134 million) and investment contract liabilities (R41 million) were derecognised and the disclosure was changed from what was disclosed in 2007. The opening balances in 2007 for insurance (R94 million) and investment (R45 million) contract liabilities were also restated. This resulted in net insurance benefits and claims for 2007 increasing by R40 million as only insurance premiums are recorded in the income statement. This had no impact on earnings attributable to equity holders of the group.
- Certain investment contracts were accounted for as insurance business in 2007. Premium income and operating profit on insurance contracts was therefore reduced by R77 million with a corresponding increase in fee income from investment contracts in 2007. This had no impact on earnings attributable to equity holders of the group.
- The disclosure of scrip lending fees received was changed from that disclosed in the 2007 annual financial statements. Scrip lending fee income of R19 million, previously disclosed as investment income, has been reclassified as fee income as this class was considered more appropriate. This had no impact on earnings attributable to equity holders of the group.

***Embedded value***

Revised embedded value guidance from the Actuarial Society of South Africa, which is intended to be materially consistent with the CFO Forum's European Embedded Value (EEV) Principles issued in May 2004, became effective for reporting periods ending on or after 31 December 2008. The disclosed embedded value results have been prepared in accordance with these new guidelines. The diluted embedded value at 31 December 2007 has been restated accordingly, (decrease of R171 million).

**Standards and interpretations of published standards effective in 2008 and relevant to the group**

*IFRIC 11 – IFRS 2 – Group and treasury share transactions*

IFRIC 11 provides guidance in respect of share-based transactions involving treasury shares or group entities, for example options over a parent's shares should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group. This interpretation does not have an impact on the group's financial results.

*IFRIC 14 – IAS 19 – The limit on a defined benefit asset*

IAS 19 – Employee benefits – limits the measurement of a defined benefit asset. Certain funds include minimum funding requirements which normally stipulate a minimum amount or level of contributions that must be made to a plan over a given period. Therefore, a minimum funding requirement may limit the ability of the entity to reduce future contributions. IFRIC 14 provides guidance on when a minimum funding requirement may give rise to a liability if the required contributions will not be available to the entity once they have been paid. This interpretation does not have an impact on the group's financial results.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED BALANCE SHEET | 31.12.2008 Rm | 31.12.2007 Rm |
|---|---|---|
| **ASSETS** | | |
| Intangible assets | **525** | 562 |
| Owner-occupied properties | **678** | 592 |
| Property and equipment | **186** | 233 |
| Investment properties | **3 031** | 2 710 |
| Investment in associates | **663** | 405 |
| Investment in joint venture | **35** | 61 |
| Employee benefit assets | **248** | 177 |
| Financial instrument assets (1) | **53 692** | 60 314 |
| Insurance and other receivables | **1 507** | 1 476 |
| Deferred income tax | **12** | 15 |
| Reinsurance contracts | **212** | 179 |
| Current income tax assets | **14** | - |
| Cash and cash equivalents | **8 810** | 8 274 |
| Non-current assets held for sale | **-** | 185 |
| **Total assets** | **69 613** | 75 183 |
| **EQUITY** | | |
| Capital and reserves attributable to equity holders | **5 847** | 6 817 |
| Minority interests | **141** | 124 |
| **Total equity** | **5 988** | 6 941 |
| **LIABILITIES** | | |
| Insurance contract liabilities | | |
| Long-term insurance contracts (2) | **32 023** | 33 397 |
| Capitation contracts | **2** | 1 |
| Financial instrument liabilities | | |
| Investment contracts | **25 209** | 28 385 |
| – with discretionary participation features (2) | **11 278** | 14 273 |
| – designated as fair value through income | **13 931** | 14 112 |
| Other financial instrument liabilities (3) | **3 119** | 2 863 |
| Deferred income tax | **127** | 492 |
| Employee benefit obligations | **188** | 252 |
| Other payables | **2 934** | 2 545 |
| Current income tax liabilities | **23** | 307 |
| **Total liabilities** | **63 625** | 68 242 |
| **Total equity and liabilities** | **69 613** | 75 183 |

(1) Financial instrument assets consist of the following:

Assets designated as fair value through income: R50 795 million (2007: R58 264 million)

Assets held for trading: R1 764 million (2007: R850 million)

Available-for-sale assets: R5 million (2007: R7 million)

Loans and receivables: R1 128 million (2007: R1 193 million)

(2) Under IFRS4, the group continues to account for long-term insurance contracts and investment contracts with discretionary participation features using SA GAAP.

(3) Other financial instrument liabilities consist of the following:

Liabilities designated as fair value through income: R272 million (2007: R635 million)

Liabilities held for trading: R1 498 million (2007: R858 million)

Liabilities at amortised cost: R1 349 million (2007: R1 370 million)

# METROPOLITAN HOLDINGS – GROUP RESULTS

| STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES ON REPORTING BASIS | 31.12.2008 Rm | 31.12.2007 Rm |
|---|---|---|
| Total assets per balance sheet | **69 613** | 75 183 |
| Actuarial value of policy liabilities per balance sheet | **(57 232)** | (61 782) |
| Other liabilities per balance sheet | **(6 393)** | (6 460) |
| Minority interests | **(141)** | (124) |
| **Excess – group per reporting basis** | **5 847** | 6 817 |
| Net assets – other businesses | **(934)** | (1 102) |
| **Excess – long-term insurance business** (4) | **4 913** | 5 715 |
| **LONG-TERM INSURANCE BUSINESS** (4) | | |
| **Change in excess of long-term insurance business** (4) | **(802)** | (121) |
| Increase in share capital | **(39)** | (12) |
| Acquisition of Union Life | **-** | (54) |
| Change in other reserves | **(45)** | (36) |
| Dividend paid | **1 053** | 1 606 |
| **Total surplus arising** | **167** | 1 383 |
| Operating profit | **734** | 754 |
| Investment income on excess | **309** | 289 |
| Net realised and fair value (losses)/gains on excess | **(329)** | 364 |
| Investment variances (5) | **(387)** | 29 |
| Basis and other changes | **(197)** | (180) |
| Employee benefit assets (6) | **37** | 48 |
| Deferred tax (7) | **-** | 79 |
| Consolidation adjustments | **75** | 217 |
| Income tax (credits)/expenses (8) | **(170)** | 549 |
| Adjustment for finance costs | **49** | 47 |
| **Results of long-term insurance business** (4) | **121** | 2 196 |
| Results of other group businesses | **(277)** | 289 |
| **Results of operations per income statement** | **(156)** | 2 485 |

| STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES ON STATUTORY BASIS | 31.12.2008 Rm | 31.12.2007 Rm |
|---|---|---|
| **Reporting excess – long-term insurance business** (4) | **4 913** | 5 715 |
| Disregarded assets in terms of statutory requirements (9) | **(489)** | (293) |
| Capital adjustments | **300** | 91 |
| **Statutory excess – long-term insurance business** (4) | **4 724** | 5 513 |
| Capital adequacy requirement (CAR) (Rm) | **2 336** | 1 609 |
| Ratio of long-term insurance business excess to CAR (times) | **2.0** | 3.4 |
| Discretionary margins | **1 756** | 2 151 |

(4) The long-term insurance business includes both insurance and investment contract business and is the simple aggregate of all the life insurance companies in the group. It includes minority interests and other items, which are eliminated on consolidation. It excludes non-insurance business.

(5) Investment variances reflect the impact of actual investment returns on the value of future expense recoveries and include any change in the PGN 110 (Allowance for embedded investment derivatives) liability.

(6) Recognition of Metropolitan Staff Retirement Fund surplus as well as movements in employee benefit assets not being utilised by the group.

(7) Deferred tax asset created at 31 December 2007 in respect of accumulated tax losses.

(8) 2007 and 2008 includes deferred tax on contract holder capital gains and losses.

(9) Disregarded assets are those as defined in the South African Long Term Insurance Act and are only applicable to South African Long Term insurance companies. Adjustments are also made for the international insurance companies from reporting excess to statutory excess as required by their regulators.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED INCOME STATEMENT | **12 mths to 31.12.2008 Rm** | 12 mths to 31.12.2007 Rm |
|---|---|---|
| Net insurance premiums received | **10 405** | 8 715 |
| Fee income (10) | **1 151** | 903 |
| Investment income | **4 396** | 3 613 |
| Net realised and fair value (losses)/gains | **(8 484)** | 4 407 |
| **Net income** | **7 468** | 17 638 |
| Net insurance benefits and claims | **8 069** | 6 232 |
| Change in liabilities | **(4 468)** | 4 175 |
| Change in insurance contract liabilities | **(1 451)** | 2 577 |
| Change in investment contracts with DPF liabilities | **(2 990)** | 1 562 |
| Change in reinsurance provision | **(27)** | 36 |
| Fair value adjustments on investment contract liabilities | **269** | 1 518 |
| Fair value adjustments on collective investment scheme liabilities | **18** | 13 |
| Depreciation, amortisation and impairment expenses | **221** | 169 |
| Employee benefit expenses | **1 269** | 1 145 |
| Sales remuneration and distribution costs | **1 235** | 1 127 |
| Other expenses | **1 011** | 774 |
| **Expenses** | **7 624** | 15 153 |
| **Results of operations** | **(156)** | 2 485 |
| Share of (loss)/profit of associates | **(2)** | 5 |
| Share of loss of joint venture | **(26)** | - |
| Finance costs | **(188)** | (174) |
| **(Loss)/profit before tax** | **(372)** | 2 316 |
| Income tax credits/(expenses) | **77** | (788) |
| **Earnings** | **(295)** | 1 528 |
| **Attributable to:** | | |
| Equity holders of group | **(319)** | 1 503 |
| Minority interests | **24** | 25 |
| | **(295)** | 1 528 |

(10) Fee income consists of the following:

Investment contracts: R174 million (2007: R97 million)

Trust and fiduciary services: R144 million (2007: R93 million)

Other fee income: R833 million (2007: R713 million)

# METROPOLITAN HOLDINGS – GROUP RESULTS

| **RECONCILIATION OF HEADLINE EARNINGS** attributable to equity holders of group | Basic earnings | | Diluted earnings | |
|---|---|---|---|---|
| | **12 mths to 31.12.2008 Rm** | 12 mths to 31.12.2007 Rm | **12 mths to 31.12.2008 Rm** | 12 mths to 31.12.2007 Rm |
| **Earnings** | **(319)** | 1 503 | **(319)** | 1 503 |
| Finance costs – preference shares | | | **138** | 124 |
| **Diluted earnings** | | | **(181)** | 1 627 |
| Goodwill impairment | **44** | | **44** | |
| **Headline earnings** (11) | **(275)** | 1 503 | **(137)** | 1 627 |
| Net realised and fair value losses/(gains) on excess | **603** | (719) | **603** | (719) |
| Basis and other changes and investment variances | **580** | 64 | **580** | 64 |
| Employee benefit assets | **(37)** | (48) | **(37)** | (48) |
| Dilutory effect of subsidiaries (12) | | | **1** | 6 |
| Investment income on treasury shares – contract holders (13) | | | **1** | 13 |
| STC on special dividend | | 60 | | 60 |
| **Core headline earnings** (14) | **871** | 860 | **1 011** | 1 003 |

(11) Headline earnings consist of operating profit, investment income, net realised and fair value gains, investment variances, basis and other changes and the first-time recognition of an employee benefit asset.

(12) Metropolitan Health and Metropolitan Kenya are consolidated at 100% in the results. For the purposes of diluted core headline earnings, minority interests and investment returns are reinstated.

(13) For diluted core headline earnings, treasury shares held on behalf of contract holders are deemed to be issued. For diluted earnings and headline earnings, these shares are deemed to be cancelled.

(14) Net realised and fair value gains on investment assets, investment variances and basis and other changes can be volatile; therefore core headline earnings have been disclosed that comprise operating profit and investment income on shareholder assets.

| **EARNINGS PER SHARE** (cents) attributable to equity holders of group | **12 mths to 31.12.2008** | 12 mths to 31.12.2007 |
|---|---|---|
| **Basic** | | |
| Core headline earnings | **167.18** | 160.15 |
| Headline earnings | **(52.78)** | 279.89 |
| Earnings | **(61.23)** | 279.89 |
| Weighted average number of shares (million) | **521** | 537 |
| **Diluted** | | |
| Core headline earnings | **151.12** | 142.27 |
| Weighted average number of shares (million) | **669** | 705 |
| Headline earnings | **(20.48)** | 232.43 |
| Earnings | **(27.06)** | 232.43 |
| Weighted average number of shares (million) | **669** | 700 |

| **DIVIDENDS** | **2008** | 2007 |
|---|---|---|
| **Ordinary listed shares** (cents per share) | | |
| Interim | **40.00** | 36.00 |
| Final | **55.00** | 59.00 |
| Total | **95.00** | 95.00 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

**DIVIDENDS**

| Convertible redeemable preference shares | | A1 | A2 | A3 |
|---|---|---|---|---|
| Paid – 31 March 2007 | Rate | 13.5% | 125.00 cps | 13.3% |
| | Rm | 26 | 16 | 21 |
| Paid – 30 September 2007 | Rate | 14.4% | 36.00 cps | 15.6% |
| | Rm | 27 | 5 | 24 |
| Paid – 31 March 2008 | Rate | 16.1% | 59.00 cps | 18.0% |
| | Rm | 31 | 8 | 28 |
| Paid – 30 September 2008 | Rate | 16.9% | 40.00 cps | 18.7% |
| | Rm | 32 | 5 | 29 |
| Payable – 31 March 2009 | Rate | 16.8% | 55 cps | 19.0% |
| | Rm | 33 | 7 | 30 |
| Redemption value (per share) | R | 5.12 | 9.18 | 9.18 |

| ANALYSIS OF DILUTED CORE HEADLINE EARNINGS | **12 mths to 31.12.2008 Rm** | 12 mths to 31.12.2007 Rm |
|---|---|---|
| **Retail business** | **448** | 460 |
| Operating profit | **612** | 622 |
| Tax | **(164)** | (162) |
| **Corporate business** | **153** | 176 |
| Operating profit | **211** | 248 |
| Tax | **(58)** | (72) |
| **International business** | **94** | 110 |
| Operating profit | **107** | 116 |
| Tax | **(13)** | (6) |
| **Asset management business** | **65** | 70 |
| Operating profit | **92** | 96 |
| Tax | **(27)** | (26) |
| **Health business** | **100** | 64 |
| Operating profit | **142** | 116 |
| Tax | **(42)** | (52) |
| **Shareholder capital** | **151** | 123 |
| Holding company expenses | **(55)** | (58) |
| Strategic ventures | **(78)** | (44) |
| Investment income on shareholder excess | **501** | 384 |
| Income tax on investment income | **(217)** | (159) |
| **Diluted core headline earnings** | **1 011** | 1 003 |

| **RESULTS OF OPERATIONS FROM ADMINISTRATION BUSINESS** (gross of minority interests and before finance costs and tax) | Net income Rm | Expenses Rm | Results of operations **12 mths to 31.12.2008 Rm** | Results of operations 12 mths to 31.12.2007 Rm |
|---|---|---|---|---|
| Health business | 823 | (682) | **141** | 111 |
| Asset administration | 114 | (58) | **56** | 62 |
| Asset management | 119 | (82) | **37** | 35 |
| Metropolitan Card Operations | 40 | (88) | **(48)** | (22) |
| | 1 096 | (910) | **186** | 186 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED STATEMENT OF CHANGES IN EQUITY | 12 mths to 31.12.2008 Rm | 12 mths to 31.12.2007 Rm |
|---|---|---|
| **Changes in share capital** | | |
| Balance at beginning | **19** | (136) |
| Staff share scheme shares released | **31** | 105 |
| Decrease in treasury shares held on behalf of contract holders | **1** | 50 |
| Balance at end | **51** | 19 |
| **Changes in other reserves** | | |
| Balance at beginning | **495** | 413 |
| Total recognised income | **36** | 70 |
| Revaluation of land and buildings | **24** | 65 |
| Foreign currency translation differences | **12** | 5 |
| Employee share schemes – value of services provided | **4** | 12 |
| Transfer to retained earnings | **(3)** | - |
| Balance at end (15) | **532** | 495 |
| **Changes in retained income** | | |
| Balance at beginning | **6 303** | 6 417 |
| Earnings for period | **(319)** | 1 503 |
| Dividend paid | **(520)** | (926) |
| Shares repurchased | **(203)** | (691) |
| Transfer from other reserves | **3** | - |
| Balance at end | **5 264** | 6 303 |
| **Capital and reserves attributable to equity holders** | **5 847** | 6 817 |
| **Changes in minority interests** | | |
| Balance at beginning | **124** | 109 |
| Total recognised income | **28** | 26 |
| Earnings for period | **24** | 25 |
| Foreign currency translation differences | **4** | 1 |
| Dividend paid | **(12)** | (49) |
| Other | **1** | 38 |
| Balance at end | **141** | 124 |
| **Total equity** | **5 988** | 6 941 |

(15) Other reserves consist of the following:

Land and buildings revaluation reserve: R182 million (2007: R161 million)

Foreign currency translation reserve: R1 million (2007: (R11 million))

Fair value reserve: R53 million (2007: R50 million)

Non-distributable reserve: R296 million (2007: R295 million)

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED CASH FLOW STATEMENT | 12 mths to 31.12.2008 Rm | 12 mths to 31.12.2007 Rm |
|---|---|---|
| Net cash inflow from operating activities | **1 455** | 3 166 |
| Net cash outflow from investing activities | **(163)** | (115) |
| Net cash outflow from financing activities | **(760)** | (1 668) |
| **Net cash flow** | **532** | 1 383 |
| Effect of foreign exchange rate changes | **4** | 4 |
| Cash resources at beginning | **8 274** | 6 887 |
| **Cash resources at end** | **8 810** | 8 274 |

| SEGMENT REPORT | 12 mths to 31.12.2008 Rm | 12 mths to 31.12.2007 Rm |
|---|---|---|
| **Revenue** | | |
| Premiums received | **11 855** | 11 667 |
| Retail | **7 931** | 6 726 |
| Corporate | **2 899** | 3 947 |
| Health | **19** | 19 |
| International | **1 006** | 975 |
| Fee income | **1 151** | 903 |
| Retail | **144** | 93 |
| Corporate | **92** | 57 |
| Asset management | **220** | 217 |
| Health | **787** | 683 |
| International | **34** | 12 |
| Shareholder capital | **11** | 11 |
| Inter-segment fee income | **(137)** | (170) |
| **Expenses** | | |
| Payments to contract holders | **9 795** | 7 575 |
| Retail | **5 013** | 4 180 |
| Corporate | **4 141** | 2 712 |
| Health | **16** | 17 |
| International | **625** | 666 |
| Other expenses | **3 924** | 3 389 |
| Retail | **2 415** | 1 987 |
| Corporate | **325** | 312 |
| Asset management | **141** | 133 |
| Health | **664** | 587 |
| International | **381** | 305 |
| Shareholder capital | **119** | 256 |
| Inter-segment expenses | **(121)** | (191) |

- The South African operations are segregated into retail, corporate, asset management, health and shareholder capital. The international companies - Botswana, Ghana, Kenya, Lesotho, Mauritius, Namibia, Nigeria and Swaziland - are all managed as a single operating segment.
- Segment assets did not change materially from 31 December 2007, except for market-related movements.
- Other segment information used to assess the performance of the operating segments is disclosed throughout the results and includes, diluted core headline earnings, new business premiums, value of new business and profitability of new business as a % of APE.
- Shareholder capital expenses are net of first-time recognition of employee benefit assets and the movements in employee benefit assets not being utilised by the group.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| EMBEDDED VALUE | **31.12.2008 Rm** | 31.12.2007 Rm |
|---|---|---|
| Reporting excess – long-term insurance business | **4 913** | 5 715 |
| Disregarded assets (16) | **(177)** | (124) |
| Dilutory effect of subsidiaries (17) | **(7)** | (8) |
| Reclassification from non-covered business | **7** | (7) |
| **Diluted net asset value – covered business** | **4 736** | 5 576 |
| **Net value of in-force business** | **4 161** | 4 249 |
| Individual life | **3 501** | 3 430 |
| Gross value of in-force business | **3 864** | 3 871 |
| Less cost of capital | **(363)** | (441) |
| Employee benefits | **660** | 819 |
| Gross value of in-force business | **842** | 945 |
| Less cost of capital | **(182)** | (126) |
| **Diluted embedded value – covered business** | **8 897** | 9 825 |
| **Non-covered business** | | |
| Net assets – other businesses | **934** | 1 102 |
| Reclassification to covered business | **(7)** | 7 |
| Consolidation adjustments | **(121)** | (109) |
| Adjustments for dilution | **1 029** | 1 072 |
| Dilutory effect of subsidiaries (17) | **88** | 81 |
| Staff share scheme loans | **91** | 141 |
| Treasury shares held on behalf of contract holders | **9** | 13 |
| Liability – convertible redeemable preference shares | **841** | 837 |
| **Diluted net asset value – non-covered business** | **1 835** | 2 072 |
| **Net value of in-force business** | **598** | 540 |
| Asset management | **280** | 257 |
| Health | **664** | 666 |
| Holding company expenses(18) | **(346)** | (383) |
| **Diluted embedded value – non-covered business** | **2 433** | 2 612 |
| Diluted adjusted net asset value | **6 571** | 7 648 |
| Value of in-force business | **4 759** | 4 789 |
| **Diluted embedded value** | **11 330** | 12 437 |
| Required capital – covered business (adjusted for qualifying debt) | **3 813** | 3 554 |
| Surplus capital – covered business | **923** | 2 022 |
| Diluted embedded value per share (cents) | **1 709** | 1 832 |
| Diluted net asset value per share (cents) | **991** | 1 126 |
| Diluted number of shares in issue (million) (19) | **663** | 679 |

(16) Disregarded assets as disclosed in the statement of actuarial values of assets and liabilities are adjusted for internally developed software, receivables older than 12 months and recognised employee benefit assets.

(17) For accounting purposes, Metropolitan Health and Metropolitan Kenya have been consolidated at 100% in 2007 and 2008 in the balance sheet. For embedded value purposes, disclosed on a diluted basis, the minority interests and related funding have been reinstated.

(18) The holding company expenses reflect the present value of projected recurring expenses of that company.

(19) The diluted number of shares in issue takes into account all issued shares, assuming conversion of the convertible redeemable preference shares and the release of staff share scheme shares, and includes the treasury shares held on behalf of contract holders.

## METROPOLITAN HOLDINGS – GROUP RESULTS

| EMBEDDED VALUE ATTRIBUTABLE TO GROUP | Net asset value Rm | Value of in-force Rm | 31.12.2008 Rm | 31.12.2007 Rm |
|---|---|---|---|---|
| **Covered business** | | | | |
| Metropolitan Life Ltd | 4 142 | 3 567 | **7 709** | 8 769 |
| Metropolitan Odyssey | 35 | - | **35** | 34 |
| Union Life | 34 | 11 | **45** | 41 |
| International | 525 | 583 | **1 108** | 981 |
| Metropolitan Life International | 58 | - | **58** | 50 |
| Metropolitan Namibia | 169 | 299 | **468** | 417 |
| Metropolitan Botswana | 125 | 69 | **194** | 178 |
| Metropolitan Lesotho | 113 | 202 | **315** | 307 |
| Metropolitan Kenya | 13 | 3 | **16** | 17 |
| Metropolitan Ghana | - | 8 | **8** | 12 |
| Metropolitan Swaziland | 12 | - | **12** | - |
| Metropolitan Nigeria | 35 | 2 | **37** | - |
| **Total covered business** | 4 736 | 4 161 | **8 897** | 9 825 |
| **Non-covered business** | | | | |
| Asset management | 97 | 280 | **377** | 394 |
| Metropolitan Health Group | 259 | 664 | **923** | 831 |
| Metropolitan Holdings (after consolidation adjustments) | 1 479 | (346) | **1 133** | 1 387 |
| **Total non-covered business** | 1 835 | 598 | **2 433** | 2 612 |
| **Total embedded value** | 6 571 | 4 759 | **11 330** | 12 437 |
| Diluted net asset value – non-covered business | (1 835) | | | |
| Disregarded assets | 177 | | | |
| **Reporting excess – long-term insurance business** | 4 913 | | | |

- The value of the health business is net of R54 million at 31.12.2007, being the total liability in respect of the option held by MHG management. The liability was settled during February 2008.
- Net of minority interests.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| VALUE OF NEW BUSINESS | **12 mths to 31.12.2008 Rm** | 12 mths to 31.12.2007 Rm |
|---|---|---|
| Retail business | **211** | 119 |
| Gross value of new business | **223** | 125 |
| Less: Cost of capital | **(12)** | (6) |
| Corporate business | **20** | 46 |
| Gross value of new business | **31** | 55 |
| Less: Cost of capital | **(11)** | (9) |
| International business | **17** | 15 |
| Gross value of new business | **17** | 15 |
| Less: Cost of capital | **(0)** | (0) |
| **Value of covered new business** | **248** | 180 |
| **Value of non-covered new business** | **123** | 156 |
| Asset management | **39** | 35 |
| Health | **84** | 121 |
| **Total value of new business** | **371** | 336 |

- 2008 and 2007 results exclude Metropolitan Ghana, Metropolitan Kenya and Metropolitan Nigeria and Metropolitan Swaziland as these businesses were in start-up phase. The 2007 also excludes results for Union Life as the company was acquired late in 2007.
- Net of minority interests.
- Due to rounding, the cost of capital for the international business is less than R1 million.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| NEW BUSINESS PREMIUMS – COVERED BUSINESS | **12 mths to 31.12.2008 Rm** | 12 mths to 31.12.2007 Rm |
|---|---|---|
| **Recurring premiums** | | |
| Retail business | **961** | 804 |
| Corporate business | **210** | 207 |
| International business | **107** | 91 |
| | **1 278** | 1 102 |
| **Single premiums** | | |
| Retail business | **3 239** | 2 519 |
| Corporate business | **979** | 2 154 |
| International business | **96** | 121 |
| | **4 314** | 4 794 |
| **Annual premium equivalent (APE)** | **1 709** | 1 581 |
| Retail business | **1 285** | 1 056 |
| Corporate business | **308** | 422 |
| International business | **116** | 103 |
| **Present value premiums (PVP)** | **10 354** | 10 068 |
| Retail business | **7 426** | 6 033 |
| Corporate business | **2 431** | 3 613 |
| International business | **497** | 422 |

- 2008 and 2007 exclude Metropolitan Ghana (2008: R13 million; 2007: R9 million APE), Metropolitan Kenya (2008: R2 million; 2007: R4 million APE), Metropolitan Nigeria (2008: R14 million) and Metropolitan Swaziland (2008: R2 million) as these businesses are in start-up phase. 2007 excludes results for Union Life as the company was acquired late in 2007.
- Net of minority interests.

| PROFITABILITY OF NEW BUSINESS – COVERED BUSINESS | **12 mths to 31.12.2008** | 12 mths to 31.12.2007 |
|---|---|---|
| **% of APE** | **14.5** | 11.4 |
| Retail business | **16.4** | 11.3 |
| Corporate business | **6.5** | 10.9 |
| International business | **14.7** | 14.6 |
| **% of PVP** | **2.4** | 1.8 |
| Retail business | **2.8** | 2.0 |
| Corporate business | **0.8** | 1.3 |
| International business | **3.4** | 3.6 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| SOURCE OF NEW BUSINESS PRODUCTION – COVERED BUSINESS<br>Individual life – insurance and investment business | 31.12.2008<br>APE<br>% | <br>Total premium<br>% | 31.12.2007<br>APE<br>% | <br>Total premium<br>% |
|---|---|---|---|---|
| Tied agents and personal financial advisors | **39** | **31** | 36 | 26 |
| Brokers | **27** | **36** | 25 | 25 |
| Wholesale and credit life | **20** | **7** | 21 | 8 |
| Third party business | **5** | **19** | 9 | 34 |
| International | **9** | **7** | 9 | 7 |

| **PRINCIPAL ASSUMPTIONS** (South Africa) (20) | **31.12.2008**<br>**%** | 31.12.2007<br>% |
|---|---|---|
| Pre-tax investment return | | |
| Equities | **11.0** | 10.5 |
| Properties | **8.5** | 10.5 |
| Government stock | **7.5** | 8.5 |
| Cash | **6.5** | 6.5 |
| Risk discount rate (RDR) (21) | **10.0** | 10.3 |
| Investment return (before tax) – smoothed bonus | **9.8** | 9.9 |
| Expense inflation rate | **4.3** | 5.3 |

(20) The principal assumptions relate only to the South African life insurance business. Assumptions relating to international life insurance businesses are based on local requirements and can differ from the South African assumptions.

(21) The 2007 RDR has been restated to comply with PGN 107 (Embedded value reporting).

| **MINORITY INTERESTS** | **31.12.2008**<br>**%** | 31.12.2007<br>% |
|---|---|---|
| Metropolitan Health Group | **17.6** | 17.6 |
| Union Life | **50.0** | 50.0 |
| Metropolitan Namibia | **18.0** | 19.0 |
| Metropolitan Botswana | **24.2** | 24.2 |
| Metropolitan Kenya | **33.3** | 33.3 |
| Metropolitan Ghana | **40.0** | 40.0 |
| Metropolitan Nigeria | **50.0** | 50.0 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| LONG-TERM INSURANCE BUSINESS: SENSITIVITIES – 31.12.2008 | | Net worth | In-force business | | | New business written | | |
|---|---|---|---|---|---|---|---|---|
| | | | Net value | Gross value | Cost of CAR | Net value | Gross value | Cost of CAR |
| | | Rm | Rm | Rm | Rm | Rm | Rm | Rm |
| **Base value** | | **4 736** | **4 161** | **4 706** | **(545)** | **248** | **271** | **(23)** |
| 1% | increase in risk discount rate | | 3 862 | 4 407 | (545) | 216 | 239 | (23) |
| | % change | | (7) | (6) | - | (13) | (12) | - |
| 1% | reduction in risk discount rate | | 4 507 | 5 052 | (545) | 285 | 308 | (23) |
| | % change | | 8 | 7 | - | 15 | 14 | - |
| 10% | increase in future expenses | | 3 869 | 4 414 | (545) | 213 | 236 | (23) |
| | % change (1) | | (7) | (6) | - | (14) | (13) | - |
| 10% | decrease in lapse, paid-up and surrender rates | | 4 327 | 4 872 | (545) | 323 | 346 | (23) |
| | % change | | 4 | 4 | - | 30 | 28 | - |
| 5% | decrease in mortality and morbidity for assurance business | | 4 305 | 4 850 | (545) | 284 | 306 | (23) |
| | % change | | 3 | 3 | - | 15 | 13 | - |
| 5% | decrease in mortality for annuity business | | 4 143 | 4 688 | (545) | 245 | 268 | (23) |
| | % change | | - | - | - | (1) | (1) | - |
| 1% | reduction in gross investment return, inflation rate and risk discount rate | 4 809 | 4 311 | 4 823 | (512) | 284 | 305 | (22) |
| | % change (2) | 2 | 4 | 2 | (6) | 15 | 13 | (4) |
| 1% | reduction in gross investment return only (no change in risk discount rate) | 4 664 | 4 048 | 4 560 | (512) | 216 | 238 | (22) |
| | % change (2) | (2) | (3) | (3) | (6) | (13) | (12) | (4) |
| 1% | reduction in inflation rate | 4 900 | 4 097 | 4 642 | (545) | 263 | 286 | (23) |
| | % change | 3 | (2) | (1) | - | 6 | 6 | - |
| 10% | fall in market value of equities and properties | 4 427 | 3 926 | 4 471 | (545) | | | |
| | % change | (7) | (6) | (5) | - | | | |
| 10% | reduction in premium indexation take-up rate | | 4 076 | 4 621 | (545) | 234 | 257 | (23) |
| | % change | | (2) | (2) | - | (6) | (5) | - |
| 10% | decrease in non commission related acquisition expenses | | | | | 281 | 304 | (23) |
| | % change | | | | | 13 | 12 | - |

Notes

(1) No corresponding changes in variable policy charges are assumed, although in practice it is likely that these will be modified according to circumstances.

(2) Bonus rates are assumed to change commensurately.

(3) The change in the value of cost of CAR is disclosed as nil where the sensitivity test results in an insignificant change in the value.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ANALYSIS OF CHANGES IN GROUP EMBEDDED VALUE | Non-covered business Rm | Covered business NAV Rm | VoIF Rm | Cost of CAR Rm | Total covered Rm | 2008 Total group EV Rm | 2007 Total group EV Rm |
|---|---|---|---|---|---|---|---|
| Profit from new business | 129 | (116) | 398 | (23) | 259 | **388** | 352 |
| Embedded value from new business | 123 | (116) | 387 | (23) | 248 | **371** | 336 |
| Expected return to end of year | 6 | - | 11 | - | 11 | **17** | 16 |
| Profit from existing business | (4) | 457 | (19) | (43) | 395 | **391** | 781 |
| Expected return – unwinding of RDR | 84 | - | 523 | (57) | 466 | **550** | 540 |
| Expected (or actual) net of tax profit transfer to net worth | - | 700 | (700) | - | - | - | - |
| Operating experience variances | (94) | 130 | 40 | - | 170 | **76** | 414 |
| Operating assumption changes | 6 | (373) | 118 | 14 | (241) | **(235)** | (173) |
| **Embedded value profit from operations** | 125 | 341 | 379 | (66) | 654 | **779** | 1 133 |
| Investment return on net worth | (330) | (9) | - | 58 | 49 | **(281)** | 768 |
| Investment variances | (59) | (345) | (578) | - | (923) | **(982)** | 138 |
| Economic assumption changes | 15 | 79 | 123 | 30 | 232 | **247** | (1) |
| Change in risk margin | - | 32 | (40) | - | (8) | **(8)** | |
| Exchange rate movements | - | 10 | 6 | - | 16 | **16** | (4) |
| **Total embedded value profit** | (249) | 108 | (110) | 22 | 20 | **(229)** | 2 034 |
| Changes in share capital | (231) | 30 | | | 30 | **(201)** | (691) |
| Dividend paid | 492 | (1 031) | | | (1 031) | **(539)** | (960) |
| Finance costs – preference shares | (138) | | | | | **(138)** | (124) |
| PGN 107 restatement | | | | | | | (171) |
| Reallocations | (53) | 53 | | | 53 | **-** | |
| **Change in embedded value** | (179) | (840) | (110) | 22 | (928) | **(1 107)** | 88 |
| Time weighted return on embedded value (%) | | | | | | **(2.1)** | 17.8 |

**ANALYSIS OF VARIANCES AND OPERATING ASSUMPTION CHANGES – 31.12.2008**

**Operating experience variances**

Other businesses — Negative variances from losses or a reduction in profit margins in certain of the non-life companies.

Long-term insurance business

Net asset value (NAV) — Positive contribution from higher than expected mortality profits and profit from the employee benefit asset partially offset by negative variances from higher than expected lapses and expenses.

Value of in force (VoIF) — Positive contributions from mortality profits.

**Operating assumption changes**

Other business — Positive contribution from the reduction in the corporate tax rate from 29% to 28%.

Long-term insurance business

Net asset value (NAV) — Negative change from the strengthening of lapse basis at longer durations for grouped individual business. Negative change from an increase in the assumed per policy expense for individual life contracts. Positive change in respect of the assumed mortality on certain lines of business.

Value of in force (VoIF) — Positive contribution mainly from the reduction in the transfer tax rate from 29% to 28%. Negative change due to an increase in the assumed future expenses of the corporate business.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| FUNDS RECEIVED FROM CLIENTS | Gross inflow Rm | Gross outflow Rm | 12 mths to 31.12.2008 Net inflow Rm | 12 mths to 31.12.2007 Net inflow Rm |
|---|---|---|---|---|
| Retail business | 7 931 | (5 011) | **2 920** | 2 546 |
| Corporate business | 2 899 | (4 142) | **(1 243)** | 1 235 |
| International business | 1 006 | (624) | **382** | 309 |
| **Long-term insurance business cash flows** | 11 836 | (9 777) | **2 059** | 4 090 |
| Health business | 14 494 | (12 657) | **1 837** | 1 364 |
| Asset administration business | 21 074 | (17 753) | **3 321** | 6 708 |
| Asset management business | 1 722 | (763) | **959** | 222 |
| Corporate business | 159 | - | **159** | 78 |
| **Total funds received from clients** | 49 285 | (40 950) | **8 335** | 12 462 |

| PREMIUMS RECEIVED | 12 mths to 31.12.2008 Rm | 12 mths to 31.12.2007 Rm |
|---|---|---|
| **Recurring premiums** | **7 472** | 6 913 |
| Retail business | **4 689** | 4 288 |
| Corporate business | **1 924** | 1 793 |
| International business | **859** | 832 |
| **Single premiums** | **4 364** | 4 735 |
| Retail business | **3 242** | 2 438 |
| Corporate business | **975** | 2 154 |
| International business | **147** | 143 |
| Capitation contracts – health business | **19** | 19 |
| **Segment premiums received** | **11 855** | 11 667 |
| Adjustment for premiums received from investment contract holders | **(1 706)** | (3 069) |
| Transfers between insurance, investment and investment with DPF contracts | **256** | 117 |
| **Net insurance premiums per income statement** | **10 405** | 8 715 |

• Excluding premiums received in Nigeria.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| PAYMENTS TO CONTRACT HOLDERS | 12 mths to 31.12.2008 Rm | 12 mths to 31.12.2007 Rm |
|---|---|---|
| **Individual life** | **5 475** | 4 659 |
| Death and disability claims | **1 084** | 952 |
| Maturity claims | **1 710** | 1 417 |
| Annuities | **664** | 581 |
| Withdrawal benefits | **156** | 7 |
| Surrenders | **1 977** | 1 795 |
| Re-insurance recoveries | **(116)** | (93) |
| **Employee benefits** | **4 304** | 2 899 |
| Death and disability claims | **1 191** | 886 |
| Maturity claims | **211** | 136 |
| Annuities | **695** | 614 |
| Withdrawal benefits | **378** | 469 |
| Terminations | **508** | 106 |
| Disinvestments | **1 538** | 837 |
| Re-insurance recoveries | **(217)** | (149) |
| Capitation contracts | **16** | 17 |
| **Total payments to contract holders** | **9 795** | 7 575 |
| Adjustment for payments to investment contract holders | **(1 982)** | (1 460) |
| Transfers between insurance, investment and investment with DPF contracts | **256** | 117 |
| **Net insurance benefits and claims per income statement** | **8 069** | 6 232 |

- Segment information is disclosed in the segment report and reconciles to total payments to policyholders.
- Excluding payments to contract holders in Nigeria.

| NUMBER OF EMPLOYEES | 31.12.2008 | 31.12.2007 |
|---|---|---|
| Indoor staff | **5 256** | 4 866 |
| Insurance companies | **2 751** | 2 573 |
| Retail | **1 280** | 1 305 |
| Union Life | **107** | - |
| Cover2Go | **16** | 7 |
| Employee benefits | **400** | 359 |
| International | **425** | 381 |
| Group services | **523** | 521 |
| Metropolitan Health Group | **2 108** | 1 956 |
| Asset management | **81** | 75 |
| Asset administration | **77** | 69 |
| Metropolitan Card Operations | **34** | 42 |
| Metropolitan Retirement Administrators | **139** | 132 |
| DirectFin Solutions | **47** | - |
| Holding company | **19** | 19 |
| Field staff | **3 794** | 3 409 |
| Retail | **2 713** | 2 554 |
| Union Life | **173** | - |
| DirectFin Solutions | **79** | - |
| International | **829** | 855 |
| **Total** | **9 050** | 8 275 |

- 2007 excludes employees for Union Life and DirectFin Solutions as the companies were acquired late in 2007.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ANALYSIS OF EXPENSES | **12 mths to 31.12.2008 Rm** | 12 mths to 31.12.2007 Rm |
|---|---|---|
| Depreciation, amortisation and impairment expenses | **221** | 169 |
| Employee benefit expenses | **1 269** | 1 145 |
| Sales remuneration and distribution costs | **1 235** | 1 127 |
| Other expenses | **1 011** | 774 |
| Finance costs | **188** | 174 |
| **Total expenses** | **3 924** | 3 389 |
| | | |
| Long-term insurance business | **2 979** | 2 598 |
| Management expenses | **1 656** | 1 288 |
| Administration expenses | **1 416** | 1 165 |
| Distribution costs | **240** | 123 |
| Sales remuneration | **994** | 1 001 |
| Asset management fees | **209** | 242 |
| Direct property expenses | **120** | 67 |
| Administration business | **888** | 787 |
| Finance costs – preference shares and subordinated redeemable debt | **186** | 170 |
| Holding company | **63** | 65 |
| Employee benefit assets | **(75)** | (51) |
| Consolidation adjustments | **(117)** | (180) |
| **Total expenses** | **3 924** | 3 389 |

- Segment information is disclosed in the segment report.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ASSETS UNDER MANAGEMENT | 31.12.2008 Rm | 31.12.2007 Rm |
|---|---|---|
| Intangible assets | **525** | 562 |
| Owner-occupied properties | **678** | 592 |
| Property and equipment | **186** | 233 |
| Investment properties | **3 031** | 2 710 |
| Investment in associates | **663** | 405 |
| Investment in joint venture | **35** | 61 |
| Employee benefit assets | **248** | 177 |
| Financial assets | **53 692** | 60 314 |
| Equity securities | **21 167** | 31 990 |
| Debt securities | **15 968** | 14 268 |
| Funds on deposit and other money market instruments | **3 409** | 2 150 |
| Unit-linked investments | **10 256** | 9 863 |
| Derivative financial instruments | **1 764** | 850 |
| Loans and receivables | **1 128** | 1 193 |
| Insurance and other receivables | **1 507** | 1 476 |
| Deferred income tax | **12** | 15 |
| Reinsurance contracts | **212** | 179 |
| Current income tax assets | **14** | - |
| Cash and cash equivalents | **8 810** | 8 274 |
| Non-current assets held for sale | **-** | 185 |
| **Total on-balance sheet assets** | **69 613** | 75 183 |
| Collective investments | **18 832** | 18 403 |
| Health | **4 624** | 4 091 |
| Asset management – segregated assets | **3 238** | 2 950 |
| Employee benefits – segregated assets | **1 550** | 1 392 |
| **Total assets under management** | **97 857** | 102 019 |

| ANALYSIS OF ASSETS BACKING GROUP EXCESS | 31.12.2008 | | 31.12.2007 | |
|---|---|---|---|---|
| | Rm | % | Rm | % |
| Equity securities | **2 504** | **42.8** | 3 575 | 52.4 |
| Collective investment schemes | **629** | **10.8** | 1 325 | 19.4 |
| Debt securities | **295** | **5.0** | 523 | 7.7 |
| Owner-occupied properties | **671** | **11.5** | 592 | 8.7 |
| Investment properties | **286** | **4.9** | 103 | 1.5 |
| Cash and cash equivalents | **2 100** | **35.9** | 1 490 | 21.9 |
| Goodwill | **209** | **3.6** | 244 | 3.6 |
| Other net assets | **495** | **8.5** | 303 | 4.4 |
| | **7 189** | **123.0** | 8 155 | 119.6 |
| Redeemable preference shares | **(841)** | **(14.4)** | (837) | (12.3) |
| Subordinated redeemable debt | **(501)** | **(8.6)** | (501) | (7.3) |
| **Excess - group per reporting basis** | **5 847** | **100.0** | 6 817 | 100.0 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| GROUP EXCESS – TOP 10 EQUITY HOLDINGS | **31.12.2008** | | 31.12.2007 | |
|---|---|---|---|---|
| | **Rm** | **%** | Rm | % |
| MTN Group Ltd | **192** | **7.6** | 293 | 8.2 |
| FirstRand Ltd | **132** | **5.3** | 130 | 3.7 |
| Billiton Plc | **125** | **5.0** | 182 | 5.0 |
| Impala Platinum Holdings Ltd | **122** | **4.9** | 157 | 4.4 |
| Standard Bank Group Ltd | **115** | **4.6** | 211 | 5.9 |
| Sasol Ltd | **100** | **4.0** | 167 | 4.7 |
| Anglo American Plc | **90** | **3.6** | 133 | 3.7 |
| Imperial Holdings Ltd | **78** | **3.1** | 111 | 3.1 |
| Compagnie Financiere Richemont | **70** | **2.8** | - | - |
| RMB Holdings | **60** | **2.4** | - | - |
| Remgro Plc | **-** | **-** | 70 | 2.0 |
| Nedbank Group Ltd | **-** | **-** | 90 | 2.5 |
| | **1 084** | **43.3** | 1 544 | 43.2 |
| **Total equities backing excess** | **2 504** | **100.0** | 3 575 | 100.0 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| STOCK EXCHANGE PERFORMANCE | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|
| **12 month period** | | | | |
| Value of listed shares traded (rand million) (23) | **4 718** | 7 024 | 5 614 | 3 347 |
| Volume of listed shares traded (million) (23) | **392** | 456 | 442 | 315 |
| Shares traded (% of average listed shares in issue) (23) | **71.1** | 79.7 | 75.0 | 51.1 |
| Value of shares traded – life insurance (J857 – Rbn) | **93.0** | 108.0 | 81.9 | 70.0 |
| Value of shares traded – top 40 index (J200 – Rbn) | **2 687.7** | 2 328.0 | 1 735.0 | 1 028.2 |
| Trade prices | | | | |
| Highest (cents per share) | **1 520** | 1 691 | 1 581 | 1 220 |
| Lowest (cents per share) | **890** | 1 314 | 1 020 | 950 |
| Last sale of period (cents per share) | **1 080** | 1 509 | 1 500 | 1 185 |
| Percentage (%) change during period (24) | **(28.43)** | 36.04 | 38.25 | 19.70 |
| Percentage (%) change – life insurance sector (J857) | **(50.18)** | 3.11 | 28.18 | 21.18 |
| Percentage (%) change – top 40 index (J200) | **(25.93)** | 16.11 | 37.53 | 44.12 |
| **31 December** | | | | |
| Price/diluted core headline earnings ratio | **7.15** | 10.61 | 13.28 | 12.35 |
| Dividend yield % (dividend on listed shares) | **8.80** | 6.30 | 5.13 | 5.32 |
| Dividend yield % – top 40 index (J200) | **4.27** | 2.39 | 2.06 | 2.24 |
| **Total shares issued (million)** | | | | |
| Listed on JSE | **542** | 559 | 585 | 594 |
| Ordinary shares | **538** | 553 | 578 | 587 |
| Share incentive scheme | **4** | 6 | 7 | 7 |
| Unlisted – share purchase scheme | **14** | 23 | 41 | 48 |
| **Total ordinary shares in issue** | **556** | 582 | 626 | 642 |
| Treasury shares held by subsidiary | **(16)** | (26) | (27) | - |
| Treasury shares held on behalf of contract holders | **(1)** | (1) | (13) | (22) |
| Adjustment to staff share scheme shares (25) | **(17)** | (26) | (47) | (50) |
| Share incentive scheme | **(4)** | (4) | (7) | (5) |
| Share purchase scheme | **(13)** | (22) | (40) | (45) |
| **Basic number of shares in issue** | **522** | 529 | 539 | 570 |
| Adjustment to staff share scheme shares | **17** | 26 | 47 | 50 |
| Treasury shares held on behalf of contract holders | **1** | 1 | 13 | 22 |
| Convertible redeemable preference shares | **123** | 123 | 123 | 123 |
| **Diluted number of shares in issue** (26) | **663** | 679 | 722 | 765 |
| Market capitalisation at end (Rbn) (27) | **7.16** | 10.25 | 10.83 | 9.07 |
| Percentage (%) of life insurance sector | **7.05** | 4.93 | 5.45 | 6.83 |

(23) 31.12.2008 is net of 16 million shares acquired for R200 million as part of a share buy-back programme (31.12.2007: 44 million shares acquired for R690 million; 31.12.2006: 42 million shares acquired for R558 million; 31.12.2005: 22 million shares acquired for R242 million).

(24) 2007 has been adjusted for the special dividend of 77 cents per share paid in April, while both 2006 and 2005 have been adjusted for a capital reduction of 100 cents.

(25) These are shares which have been issued since 1 January 2001, the date on which the group adopted AC133 (now IAS39).

(26) The diluted number of shares in issue takes into account all issued shares, assuming conversion of the convertible redeemable preference shares and the release of staff share scheme shares, and includes the treasury shares held on behalf of contract holders.

(27) The market capitalisation is calculated on the fully diluted number of shares in issue.

## MET - Metropolitan Holdings - Change In Directorat

17 Mar 2

MET
MET
MET - Metropolitan Holdings - Change In Directorate
METROPOLITAN HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN Code: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan" or "the group")

CHANGE IN DIRECTORATE

Prof Wiseman Nkuhlu has resigned as chairman and non-executive director from the board of Metropolitan Holdings Ltd with immediate effect.

Metropolitan would like to thank Prof Nkuhlu for his valuable leadership and contribution during his term of office and wish him well for the future.

Until such time as the board appoints a new chairman, JJ Njeke, a non-executive director of Metropolitan and group managing director of the Kagiso group, has been appointed as acting chairman.

Cape Town
17 March 2009

Sponsor
Merrill Lynch South Africa (Pty) Ltd

Date: 17/03/2009 15:02:02 Produced by the JSE SENS Department.



Close This Window



19 March 2008
REF: SH/24044

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Facsimile: 021 940 5730

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 18 March 2008 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 20 March 2008 in respect of 668 800 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R560.25 divided into 560 250 737 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 525 980 286.79 has been brought forward from your previous application dated 10 December 2007. The issue price of the shares, which are the subject of this application, is R4 559 669.00 which leaves a balance of R9 521 420 617.79 to your credit for any future applications.



Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**

**Facsimile : 011 305 5608**





16 April 2008
REF: OG/24296

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Facsimile: 021 940 5730

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 15 April 2008 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 17 April 2008 in respect of 74 800 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R533.96 divided into 533 962 667 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 521 420 617.79 has been brought forward from your previous application dated 18 March 2008. The issue price of the shares, which are the subject of this application, is R542 236.00 which leaves a balance of R9 520 878 381.79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**

**Facsimile : 011 305 5608**



JSE Limited Registration Number: 2005/022939/06
One Exchange Square, Gwen Lane, Sandown, South Africa. Private Bag X991174, Sandton, 2146, South Africa. Telephone: +27 11 520 7000, Facsimile: +27 11 520 8584, www.jse.co.za

Member of the World Federation of Exchanges



27 May 2008
REF: SH/24627

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Facsimile: 021 940 5730

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 27 May 2008 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 28 May 2008 in respect of 3 734 200 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R537.74 divided into 537 746 967 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 520 588 226.79 has been brought forward from your previous application dated 08 May 2008. The issue price of the shares, which are the subject of this application, is R20 018 863.00 which leaves a balance of R9 500 569 363.79 to your credit for any future applications.

Yours faithfully

**A F. VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

CC. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**

**Facsimile : 011 305 5608**





08 May 2008
REF: LM/24470

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Facsimile: 021 940 5730

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 08 May 2008 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 09 May 2008 in respect of 50 100 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R534.01 divided into 534 012 767 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 520 878 381.79 has been brought forward from your previous application dated 15 April 2008. The issue price of the shares, which are the subject of this application, is R290 155.00 which leaves a balance of R9 520 588 226.79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

CC. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**

**Facsimile : 011 305 5608**





26 June 2008
REF: SH/24918

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Facsimile: 021 940 5730

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 25 June 2008 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 27 June 2008 in respect of 560 400 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R538.50 divided into 538 500 067 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 499 557 688.79 has been brought forward from your previous application dated 02 June 2008. The issue price of the shares, which are the subject of this application, is R2 949 100.00 which leaves a balance of R9 496 608 588.79 to your credit for any future applications.

Yours faithfully



**A.F. VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

CC. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**

**Facsimile : 011 305 5608**





03 June 2008
REF: OG/24689

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Facsimile: 021 940 5730

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 02 June 2008 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 04 June 2008 in respect of 192 700 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R537.93 divided into 537 939 667 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 500 569 363.79 has been brought forward from your previous application dated 27 May 2008. The issue price of the shares, which are the subject of this application, is R1 011 675.00 which leaves a balance of R9 499 557 688.79 to your credit for any future applications.

Yours faithfully



**A.F. VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**

**Facsimile : 011 305 5608**





16 July 2008
REF: OG/25107

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Facsimile: 021 940 5730

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 15 July 2008 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 17 July 2008 in respect of 24 600 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R538.52 divided into 538 524 667 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 496 608 588.79 has been brought forward from your previous application dated 25 June 2008. The issue price of the shares, which are the subject of this application, is R166 525.00 which leaves a balance of R9 496 442 063.79 to your credit for any future applications.

Yours faithfully



**A.F. VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**

**Facsimile : 011 305 5608**



15 September 2008
REF: LM/25550

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Facsimile: 021 940 5730

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 12 September 2008 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 16 September 2008 in respect of 286 000 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R538.81 divided into 538 810 667 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 496 442 063.79 has been brought forward from your previous application dated 15 July 2008. The issue price of the shares, which are the subject of this application, is R1 928 464.00 which leaves a balance of R9 494 513 599.79 to your credit for any future applications.

Yours faithfully



**A.F. VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**

**Facsimile : 011 305 5608**





29 September 2008
REF: SH/25688

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Facsimile: 021 940 5730

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 26 September 2008 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 30 September 2008 in respect of 2 000 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R538.80 divided into 538 812 667 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 494 513 599.79 has been brought forward from your previous application dated 12 September 2008. The issue price of the shares, which are the subject of this application, is R12 500.00 which leaves a balance of R9 494 501 099.79 to your credit for any future applications.

Yours faithfully

**A.F. VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

CC. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**

**Facsimile : 011 305 5608**





20 October 2008
REF: SH/25872

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Facsimile: 021 940 5730

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 20 October 2008 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 21 October 2008 in respect of 45 100 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R538.85 divided into 538 857 767 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 494 501 099.79 has been brought forward from your previous application dated 26 September 2008. The issue price of the shares, which are the subject of this application, is R310 970.00 which leaves a balance of R9 494 190 129.79 to your credit for any future applications.

Yours faithfully



**A.F. VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Juliet Tsosane**

**Facsimile : 011 305 5608**





21 November 2008
REF: LM/26159

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Facsimile: 021 940 5730

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 20 November 2008 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 24 November 2008 in respect of 74 700 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R541.60 divided into 541 603 967 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 475 879 285.79 has been brought forward from your previous application dated 12 November 2008. The issue price of the shares, which are the subject of this application, is R511 695.00 which leaves a balance of R9 475 367 590.79 to your credit for any future applications.

Yours faithfully



**A.F. VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

CC. Merrill Lynch SA (Pty) Limited
**Attention : Juliet Tsosane**

**Facsimile : 011 305 5608**



13 November 2008
REF: OG/26091

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Facsimile: 021 940 5730

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 12 November 2008 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 14 November 2008 in respect of 2 670 500 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R541.52 divided into 541 529 267 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 494 179 209.79 has been brought forward from your previous application dated 03 November 2008. The issue price of the shares, which are the subject of this application, is R18 299 924.00 which leaves a balance of R9 475 879 285.79 to your credit for any future applications.

Yours faithfully



**A.F. VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

CC. Merrill Lynch SA (Pty) Limited
**Attention : Juliet Tsosane**

**Facsimile : 011 305 5608**





03 November 2008
REF: LM/25998

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Facsimile: 021 940 5730

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 03 November 2008 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 04 November 2008 in respect of 1 000 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R538.85 divided into 538 858 767 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 494 190 129.79 has been brought forward from your previous application dated 20 October 2008. The issue price of the shares, which are the subject of this application, is R10 920.00 which leaves a balance of R9 494 179 209.79 to your credit for any future applications.

Yours faithfully

**A.F. VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

CC. Merrill Lynch SA (Pty) Limited
**Attention : Juliet Tsosane**

**Facsimile : 011 305 5608**



JSE Limited Registration Number: 2005/022939/06
One Exchange Square, Gwen Lane, Sandown, South Africa. Private Bag X991174, Sandton, 2146, South Africa. Telephone: +27 11 520 7000, Facsimile: +27 11 520 8584, www.jse.co.za



01 April 2008
REF: NK/lm/24104

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7530

Facsimile: 021 940 5730

Dear Sir / Madam

**SHARE BUY-BACK : PARTIAL WITHDRAWAL OF LISTING**

We acknowledge receipt of your letter dated 28 March 2008 and in reply wish to advise that the listing of 26 362 870 ordinary shares of 0.0001cent each, will be withdrawn from the commencement of business on Wednesday, 02 April 2008, in terms of the company's share buy-back.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R533 887 867.00 divided into 533 887 867 ordinary shares of 0.0001 cent each.

Yours faithfully

**A.F. VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

CC. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**
**Facsimile : 011 305 5608**



CM29


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 24/01/2008

Our Reference: 44650041

BONGIWE GOBODO MBOMVU
E-mail: MVDYK@METROPOLITAN.CO.ZA
P O BOX 2212
BELLVILLE
7535

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated **24/01/2008**.

The CM29 was accepted and placed on file.

The following change was effected:
Surname=SPECKMANN
Full ForeNames=PRESTON EUGENE
Id No=5612145139082
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=DOYLE
Full ForeNames=PETER RAYMOND
Id No=5507195092001
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SITHOLE
Full ForeNames=ABEL MOFFAT
Id No=6212256059085
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MULLER
Full ForeNames=SYDNEY ALAN
Id No=4810175112000
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NEWBURY
Full ForeNames=JOHN ERNEST
Id No=4206215008086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SMITH
Full ForeNames=MARTHINUS LUTHER
Id No=4007225076083
Status :ACTIVENature of Change=NO CHANGE



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P O BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile


COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

The following change was effected:
Surname=SONN
Full ForeNames=FRANKLIN ABRAHAM
Id No=3910115086081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=VAN REENEN
Full ForeNames=JOHANNES CORNELIUS
Id No=5503015050089
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=LAMPRECHT
Full ForeNames=PETER CHRISTIAANSEN
Id No=4209215114086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NJEKE
Full ForeNames=MFUNDISO JOHNSON NTABANKULU
Id No=5811145894080
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=JAKOET
Full ForeNames=FATIMA
Id No=6007110004081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NDAMASE
Full ForeNames=BULELWA
Id No=7103300594087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SANGQU
Full ForeNames=ANDILE HESPERUS
Id No=6610025961087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NKUHLU
Full ForeNames=LUMKILE WISEMAN
Id No=4402055511087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MATLAKALA
Full ForeNames=PHILLIP
Id No=5406305693081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=VAN ZYL
Full ForeNames=FREDERIK WILHELM
Id No=6503305010081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=JONAH
Full ForeNames=SAMUEL ESSON
Id No=500711
Status :RESIGNEDNature of Change=RESIGNATION

Yours truly

**Registrar of Companies**

**Please Note:**



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P O BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group


SOUTH AFRICA

CM29

# Certificate issued by the Registrar of Companies & Close Corporations on Thursday, January 24, 2008 09:39
## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

| | |
|---|---|
| Registration Number | **2000 / 031756 / 06** |
| Enterprise Name | **METROPOLITAN HOLDINGS** |
| Enterprise Shortened Name | **None provided.** |
| Enterprise Translated Name | **None provided.** |
| Registration Date | **21/12/2000** |
| Business Start Date | **21/12/2000** |
| Enterprise Type | **Public Company** |
| Enterprise Status | **In Business** |
| Financial Year End | **December** |
| Tax Number | **9752050147** |
| Main Business/Main Object | |
| Postal Address | **P O BOX 2212<br>BELLVILLE<br>7535** |
| Address of Registered Office | **PARC DU CAP MISPEL RAOD<br>BELLVILL<br>7530** |

## Auditors

| | |
|---|---|
| Name | **PRICEWATERHOUSECOOPERS** |
| Postal Address | **P O BOX 2799<br>CAPE TOWN<br>8000** |

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| VAN ZYL, FREDERIK WILHELM | 6503305010081 | Director | 01/01/2008 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 31 KANONNIER CRESCENT, KANONBERG, 7535 |
| NKUHLU, LUMKILE WISEMAN | 4402055511087 | Director | 13/03/2007 | Postal: POSTNET SUITE 42, PRIVATE BAG X51, RIVONIA, 2128<br>Residential: 15 GARY AVENUE, MORNINGSIDE, JOHANNESBURG, 2057 |
| MATLAKALA, PHILLIP | 5406305693081 | Director | 01/01/2007 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 23 DALMORE ROAD, TOKAI, 7945 |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P O BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

## Certificate issued by the Registrar of Companies & Close Corporations on Thursday, January 24, 2008 09:39

## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number **2000 / 031756 / 06**

Enterprise Name **METROPOLITAN HOLDINGS**

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appointment date | Addresses |
|---|---|---|---|---|
| SANGQU, ANDILE HESPERUS | 6610025961087 | Director | 03/07/2006 | Postal: P O BOX 55276, NORTHLANDS, 2166<br>Residential: 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070 |
| NDAMASE, BULELWA | 7103300594087 | Director | 11/03/2005 | Postal: P O BOX 181061, DALBRIDGE, 4014<br>Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051 |
| JAKOET, FATIMA | 6007110004081 | Director | 11/03/2005 | Postal: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764<br>Residential: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 |
| NJEKE, MFUNDISO JOHNSON NTABANKULU | 5811145894080 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116<br>Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196 |
| GOBODO-MBOMVU, BONGIWE | 6702260469080 | Company Secretary (Natural Person) | 01/02/2002 | Postal: PO BOX 2212, BELLVILLE, 7535<br>Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500 |
| LAMPRECHT, PETER CHRISTIAANSEN | 4209215114086 | Director | 01/05/2002 | Postal: PO BOX 3015, KNYSNA, 6570<br>Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570 |
| VAN REENEN, JOHANNES CORNELIUS | 5503015050089 | Director | 01/12/2001 | Postal: PO BOX 6711, WELGEMOED, 7538<br>Residential: 4 DAHLIA ROAD, WELGEDACHT, 7538 |
| SONN, FRANKLIN ABRAHAM | 3910115086081 | Director | 21/09/2001 | Postal: PO BOX 2087, BELLVILLE, 7535<br>Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530 |
| SMITH, MARTHINUS LUTHER | 4007225076083 | Director | 01/09/2001 | Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550<br>Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 |



# Certificate issued by the Registrar of Companies & Close Corporations on Thursday, January 24, 2008 09:39

## Certificate of Confirmation



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number 2000 / 031756 / 06

Enterprise Name METROPOLITAN HOLDINGS

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| NEWBURY, JOHN ERNEST | 4206215008086 | Director | 21/09/2001 | Postal: PO BOX 911, ILLOVO, 2116 Residential: 50A THIRD AVENUE, ILLOVO, 2196 |
| MULLER, SYDNEY ALAN | 4810175112000 | Director | 21/09/2001 | Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 |
| SITHOLE, ABEL MOFFAT | 6212256059085 | Director | 21/09/2001 | Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 12 MELKHOUT CRESCENT, PLATTEKLOOF, PAROW, 7500 |
| DOYLE, PETER RAYMOND | 5507195092001 | Director | 21/09/2001 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 9 CROFT ROAD, CONSTANTIA, CAPE, 7800 |
| SPECKMANN, PRESTON EUGENE | 5612145139082 | Director | 30/07/2001 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 31/03/2008

Our Reference: 44993758

BONGIWE GOBODO MBOMVU
E-mail: MVDYK@METROPOLITAN.CO.ZA
P O BOX 2212
BELLVILLE
7535

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 31/03/2008.

The CM29 was accepted and placed on file.

The following change was effected:
Surname=SPECKMANN
Full ForeNames=PRESTON EUGENE
Id No=5612145139082
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=DOYLE
Full ForeNames=PETER RAYMOND
Id No=5507195092001
Status :RESIGNEDNature of Change=RESIGNATION

The following change was effected:
Surname=SITHOLE
Full ForeNames=ABEL MOFFAT
Id No=6212256059085
Status :RESIGNEDNature of Change=RESIGNATION

The following change was effected:
Surname=MULLER
Full ForeNames=SYDNEY ALAN
Id No=4810175112000
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NEWBURY
Full ForeNames=JOHN ERNEST
Id No=4206215008086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SMITH
Full ForeNames=MARTHINUS LUTHER
Id No=4007225076083
Status :ACTIVENature of Change=NO CHANGE



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

The following change was effected:
Surname=SONN
Full ForeNames=FRANKLIN ABRAHAM
Id No=3910115086081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=VAN REENEN
Full ForeNames=JOHANNES CORNELIUS
Id No=5503015050089
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=LAMPRECHT
Full ForeNames=PETER CHRISTIAANSEN
Id No=4209215114086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NJEKE
Full ForeNames=MFUNDISO JOHNSON NTABANKULU
Id No=5811145894080
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=JAKOET
Full ForeNames=FATIMA
Id No=6007110004081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NDAMASE
Full ForeNames=BULELWA
Id No=7103300594087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SANGQU
Full ForeNames=ANDILE HESPERUS
Id No=6610025961087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NKUHLU
Full ForeNames=LUMKILE WISEMAN
Id No=4402055511087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MATLAKALA
Full ForeNames=PHILLIP
Id No=5406305693081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=VAN ZYL
Full ForeNames=FREDERIK WILHELM
Id No=6503305010081
Status :ACTIVENature of Change=NO CHANGE

Yours truly

**Registrar of Companies**

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.



CM29

# Certificate issued by the Registrar of Companies & Close Corporations on Monday, March 31, 2008 09:11
# Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

| | |
|---|---|
| Registration Number | 2000 / 031756 / 06 |
| Enterprise Name | METROPOLITAN HOLDINGS |
| Enterprise Shortened Name | None provided. |
| Enterprise Translated Name | None provided. |
| Registration Date | 21/12/2000 |
| Business Start Date | 21/12/2000 |
| Enterprise Type | Public Company |
| Enterprise Status | In Business |
| Financial Year End | December |
| Tax Number | 9752050147 |
| Main Business/Main Object | |
| Postal Address | P O BOX 2212<br>BELLVILLE<br>7535 |
| Address of Registered Office | PARC DU CAP MISPEL RAOD<br>BELLVILL<br>7530 |

## Auditors

| | |
|---|---|
| Name | PRICEWATERHOUSECOOPERS |
| Postal Address | P O BOX 2799<br>CAPE TOWN<br>8000 |

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| VAN ZYL, FREDERIK WILHELM | 6503305010081 | Director | 01/01/2008 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 31 KANONNIER CRESCENT, KANONBERG, 7535 |
| NKUHLU, LUMKILE WISEMAN | 4402055511087 | Director | 13/03/2007 | Postal: POSTNET SUITE 42, PRIVATE BAG X51, RIVONIA, 2128<br>Residential: 15 GARY AVENUE, MORNINGSIDE, JOHANNESBURG, 2057 |
| MATLAKALA, PHILLIP | 5406305693081 | Director | 01/01/2007 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 23 DALMORE ROAD, TOKAI, 7945 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM29

# Certificate issued by the Registrar of Companies & Close Corporations on Monday, March 31, 2008 09:11

## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number **2000 / 031756 / 06**

Enterprise Name **METROPOLITAN HOLDINGS**

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| SANGQU, ANDILE HESPERUS | 6610025961087 | Director | 03/07/2006 | Postal: P O BOX 55276, NORTHLANDS, 2166<br>Residential: 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070 |
| NDAMASE, BULELWA | 7103300594087 | Director | 11/03/2005 | Postal: P O BOX 181061, DALBRIDGE, 4014<br>Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051 |
| JAKOET, FATIMA | 6007110004081 | Director | 11/03/2005 | Postal: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764<br>Residential: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 |
| NJEKE, MFUNDISO JOHNSON NTABANKULU | 5811145894080 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116<br>Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196 |
| GOBODO-MBOMVU, BONGIWE | 6702260469080 | Company Secretary (Natural Person) | 01/02/2002 | Postal: PO BOX 2212, BELLVILLE, 7535<br>Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500 |
| LAMPRECHT, PETER CHRISTIAANSEN | 4209215114086 | Director | 01/05/2002 | Postal: PO BOX 3015, KNYSNA, 6570<br>Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570 |
| VAN REENEN, JOHANNES CORNELIUS | 5503015050089 | Director | 01/12/2001 | Postal: PO BOX 6711, WELGEMOED, 7538<br>Residential: 4 DAHLIA ROAD, WELGEDACHT, 7538 |
| SONN, FRANKLIN ABRAHAM | 3910115086081 | Director | 21/09/2001 | Postal: PO BOX 2087, BELLVILLE, 7535<br>Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530 |
| SMITH, MARTHINUS LUTHER | 4007225076083 | Director | 01/09/2001 | Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550<br>Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P O BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

# Certificate issued by the Registrar of Companies & Close Corporations on Monday, March 31, 2008 09:11

## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number **2000 / 031756 / 06**

Enterprise Name **METROPOLITAN HOLDINGS**

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appointment date | Addresses |
|---|---|---|---|---|
| NEWBURY, JOHN ERNEST | 4206215008086 | Director | 21/09/2001 | Postal: PO BOX 911, ILLOVO, 2116<br>Residential: 50A THIRD AVENUE, ILLOVO, 2196 |
| MULLER, SYDNEY ALAN | 4810175112000 | Director | 21/09/2001 | Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945<br>Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 |
| SPECKMANN, PRESTON EUGENE | 5612145139082 | Director | 30/07/2001 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 24/04/2008

Our Reference: 16972935
Box: **97826**
Sequence: **99**

SEKRETARI
Basket: SEKR01

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM14A (Return of acquisitions by a Company of shares issued by it/ payments to shareholders) from you dated 28/03/2008.

The CM14A was accepted and placed on file.

Yours truly
**Registrar of Companies**
JSI

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

# Certificate issued by the Registrar of Companies & Close Corporations on Thursday, April 24, 2008 10:49
# Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

| | |
|---|---|
| Registration number | **2000 / 031756 / 06** |
| Enterprise Name | **METROPOLITAN HOLDINGS** |
| Enterprise Shortened Name | **None provided.** |
| Enterprise Translated Name | **None provided.** |
| Registration Date | **21/12/2000** |
| Business Start Date | **21/12/2000** |
| Enterprise Type | **Public Company** |
| Enterprise Status | **In Business** |
| Financial year end | **December** |
| Main Business/Main Object | |
| Postal address | **P O BOX 2212<br>BELLVILLE<br>7535** |
| Address of registered office | **PARC DU CAP MISPEL RAOD<br>BELLVILL<br>7530** |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

# Certificate issued by the Registrar of Companies & Close Corporations on Thursday, April 24, 2008 10:49
# Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

| | |
|---|---|
| Registration number | **2000 / 031756 / 06** |
| Enterprise Name | **METROPOLITAN HOLDINGS** |

## Auditors

| | |
|---|---|
| Name | **PRICEWATERHOUSECOOPERS** |
| Postal Address | **P O BOX 2799**<br>**CAPE TOWN**<br>**8000** |

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| VAN ZYL, FREDERIK WILHELM | 6503305010081 | Director | 01/01/2008 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 31 KANONNIER CRESCENT, KANONBERG, 7535 |
| NKUHLU, LUMKILE WISEMAN | 4402055511087 | Director | 13/03/2007 | Postal: POSTNET SUITE 42, PRIVATE BAG X51, RIVONIA, 2128<br>Residential: 15 GARY AVENUE, MORNINGSIDE, JOHANNESBURG, 2057 |
| MATLAKALA, PHILLIP | 5406305693081 | Director | 01/01/2007 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 23 DALMORE ROAD, TOKAI, 7945 |
| SANGQU, ANDILE HESPERUS | 6610025961087 | Director | 03/07/2006 | Postal: P O BOX 55276, NORTHLANDS, 2166<br>Residential: 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070 |
| NDAMASE, BULELWA | 7103300594087 | Director | 11/03/2005 | Postal: P O BOX 181061, DALBRIDGE, 4014<br>Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051 |
| JAKOET, FATIMA | 6007110004081 | Director | 11/03/2005 | Postal: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764<br>Residential: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 |
| NJEKE, MFUNDISO JOHNSON NTABANKULU | 5811145894080 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116<br>Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196 |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

# Certificate issued by the Registrar of Companies & Close Corporations on Thursday, April 24, 2008 10:49

## Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| GOBODO-MBOMVU, BONGIWE | 6702260469080 | Company Secretary (Natural Person) | 01/02/2002 | Postal: PO BOX 2212, BELLVILLE, 7535<br>Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500 |
| LAMPRECHT, PETER CHRISTIAANSEN | 4209215114086 | Director | 01/05/2002 | Postal: PO BOX 3015, KNYSNA, 6570<br>Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570 |
| VAN REENEN, JOHANNES CORNELIUS | 5503015050089 | Director | 01/12/2001 | Postal: PO BOX 6711, WELGEMOED, 7538<br>Residential: 4 DAHLIA ROAD, WELGEDACHT, 7538 |
| SONN, FRANKLIN ABRAHAM | 3910115086081 | Director | 21/09/2001 | Postal: PO BOX 2087, BELLVILLE, 7535<br>Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530 |
| SMITH, MARTHINUS LUTHER | 4007225076083 | Director | 01/09/2001 | Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550<br>Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 |
| NEWBURY, JOHN ERNEST | 4206215008086 | Director | 21/09/2001 | Postal: PO BOX 911, ILLOVO, 2116<br>Residential: 50A THIRD AVENUE, ILLOVO, 2196 |
| MULLER, SYDNEY ALAN | 4810175112000 | Director | 21/09/2001 | Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945<br>Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 |
| SPECKMANN, PRESTON EUGENE | 5612145139082 | Director | 30/07/2001 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530 |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm CM14A
Form

# OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS
# RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

Registrasienommer van Maatskappy
Registration Number of Company
**2000/031756/06**


REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2008 -04- 15

Naam van Maatskappy
Name of Company **Metropolitan Holdings Limited**

Acquisition/payment date:
Verkrygings/betalingsdatum **2007/03/28**

1. Gemagtigde kapitaal van maatskappy-Authorised capital of company:

| PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Gemagtigde kapitaal<br>Authorised capital<br>R |
| | | | |
| 1 000 000 000 | Ordinary | 0.000001 | 1 000.000000 |
| 75 842 650 | A1 preference | 0.000001 | 75.842650 |
| 12 700 000 | A2 preference | 0.000001 | 12.700000 |
| 40 000 000 | A3 preference | 0.000001 | 40.000000 |
| | | | |
| | | | |
| Totaal / Total: 1 128 542 650 | | Totaal / Total | 1 128.542650 |

| NO PAR VALUE | |
|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares |
| | |
| | |
| | |
| | |
| Totaal / Total: | |

---

Moet deur die Maatskappy ingevul word - To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company **Metropolitan Holdings Limited**

Posadres
Postal address
**Parc du cap 7, Mispel Road**
**Bellville**
**7535**

| |
|---|
| Datum van ontvangs deur Registrateur van Maatskappye<br><br>Date of receipt by Registrar of Companies |
| Datumstempel van Registrasiekantoor vir Maatskappye<br><br>Date stamp of Companies Registration Office |
| Registrateur van Maatskappye<br><br>Registrar of Companies |

2. Uitgereikte kapitaal van maatskappy soos op die opgawe van toewysings gedateer **20/11/2007** aangetoon
Issued capital of company as shown on the return of allotments dated

| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Bedrag van uitgereikte opbetaalende kapitaal<br>Amount of issued paid-up capital<br>R |
|---|---|---|---|
| **PAR VALUE** | | | |
| 582 155 537 | Ordinary | 0.000001 | 582.155537 |
| 75 842 650 | A1 preference | 0.000001 | 75.842650 |
| 12 700 000 | A2 preference | 0.000001 | 12.700000 |
| 34 381 139 | A3 preference | 0.000001 | 34.381139 |
| | | | |
| | | | |
| | | | |
| Totaal / Total: 749 102 475 | | Totaal / Total | 705.079326 |

| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Uitreikings prys per aandeel<br>Issue price per share<br>R | Verklaarde kapitaal<br>Stated Capital<br>R |
|---|---|---|---|
| **NO PAR VALUE** | | | |
| | | | |
| | | | |
| | | | |
| Totaal / Total: | | Totaal / Total | |

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal - Amount of issued paid-up capital .............. R 705.079326

Verklaarde kapitaal - Stated Capital .......................... R

Premierekening - Premium account .............................. R 839 200 770.849033

Totale uitgereikte kapitaal - Total issued capital ......................... R 839 201 475.928359

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4.

Buy -back - R409 533 164.11

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.
Particulars of acquisition of own shares issued by the the company/payments to shareholders.

| | | PAR VALUE | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Bedrag van uitgereikte opbetaalde kapitaal<br>Amount of issued paid-up capital<br>R |
| 26 362 870 | Ordinary | 0.000001 | 26.362870 |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal / Total 26 362 870 | | Totaal / Total | 26.362870 |

| | NO PAR VALUE | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Uitreikings prys per aandeel<br>Issue price per share<br>R | Verklaarde kapitaal<br>Stated capital<br>R |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal / Total | | Totaal / Total | |

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:/Issued capital of company at date of this return:

| | | PAR VALUE | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Bedrag van uitgereikte opbetaalde kapitaal<br>Amount of issued paid-up capital<br>R |
| 555 792 667 | Ordinary | 0.000001 | 555.792667 |
| 75 842 650 | A1 preference | 0.000001 | 75.842650 |
| 12 700 000 | A2 preference | 0.000001 | 12.700000 |
| 34 381 139 | A3 preference | 0.000001 | 34.381139 |
| | | | |
| | | | |
| Totaal / Total 678 716 456 | | Totaal / Total | 678.716456 |

| | NO PAR VALUE | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Uitreikings prys per aandeel<br>Issue price per share<br>R | Verklaarde kapitaal<br>Stated capital<br>R |
| | | | |
| | | | |
| | | | |
| Totaal / Total | | Totaal / Total | |

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

| | | |
|---|---|---|
| Bedrag van uitgereikte opbetaalde kapitaal-Amount of issued paid-up capital | R | 678.716456 |
| Verklaarde kapitaal - Stated Capital | R | |
| Premierekening - Premium account | R | 839 200 770.849033 |
| Totale uitgereikte kapitaal - Total issued capital | R | 839 201 449.565489 |

Datum
Date 28 March 2008
*Rubberstempel van maatskappy, as daar is, of van sekretarisse.*
*Rubber stamp of company, if any, or of secretaries.*

Korrek gesertifiseer
Certified correct
Handtekening
Signature



*Direkteur/Bestuurder/Sekretaris - Director/Manager/Secretary*

**CERTIFIED A TRUE EXTRACT FROM THE MINUTES OF THE ANNUAL GENERAL MEETING OF METROPOLITAN HOLDINGS LTD HELD ON 31 MAY 2007**

---

**"SPECIAL RESOLUTION NUMBER 2**

The following special resolution was proposed by the chairman, seconded by Mr P R Doyle and thereupon unanimously adopted.

'That the board of directors of the Company be and is hereby authorised by way of a specific approval in terms of s85 of the Companies Act to repurchase:

1. all the Methold Shares acquired by its wholly owned subsidiary, Metropolitan Life Limited ("Metlife") prior to the passing of this special resolution number 2 and currently held by Metlife, and

2. any additional Methold Shares acquired by Metlife from time to time in terms of the general authority contained in special resolution number 1 (if duly passed by the shareholders), (collectively "the Treasury Shares"),

all at the same price at which Metlife acquired such Treasury Shares in the market, and that upon acquisition thereof all such shares be and are cancelled and restored to the authorised share capital of the Company in accordance with section 85(8) of the Act, subject always to the provisions of the Companies Act and such other conditions as may be imposed by any other relevant authority.

This specific approval shall be valid only until the Company's next annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution, during which time this specific approval may be varied or revoked by special resolution passed at a general meeting of the Company.'"



**B GOBODO-MBOMVU**
**GROUP COMPANY SECRETARY**

2008-03-19

**CERTIFIED A TRUE EXTRACT FROM THE MINUTES OF A DIRECTORS' MEETING OF METROPOLITAN HOLDINGS LTD HELD ON 11 MARCH 2008.**

---

"Resolved that:

1. pursuant to the specific approval granted by the shareholders to the Company to repurchase all the Company's treasury shares in terms of s85 of the Companies Act, the Company be and is hereby authorised to repurchase all the treasury shares currently held by Metropolitan Life Limited ("Metlife"), being 26 362 870 shares in the Company, at the same price at which Metlife acquired such shares in the market, being an amount of R409 533 164.11, and to make application to delist such shares, and that upon acquisition thereof all such shares should be cancelled and restored to the authorised share capital of the Company in accordance with section 85(8) of the Act, subject always to the provisions of the Companies Act and such other conditions as may be imposed by any other relevant authority;

2. any director of the Company be and is hereby authorised to sign all documents required to implement and to give effect to the abovementioned resolution.

**Directors' statement**

The directors have considered the effect of the specific repurchase and are of the opinion that the requirements of s85(4) of the Companies Act have been and will be met and that:

- the Company and the group will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of any such payment;

- the consolidated assets of the Company and the group, fairly valued, will be in excess of the consolidated liabilities of the Company for a period of 12 months after the date of any such payment. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements of the Company;

- the ordinary share capital and reserves of the Company and the group will be adequate for ordinary business purposes for a period of at least 12 months after the date of any such payment,

- the working capital available to the company and the group will be adequate for ordinary business purposes for a period of at least 12 months after the date of any such payment."



**B GOBODO-MBOMVU**
**GROUP COMPANY SECRETARY**
2008-03-27

CM29


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 02/09/2008

Our Reference: 45748309

BONGIWE GOBODO MBOMVU
E-mail: MVDYK@METROPOLITAN.CO.ZA
P O BOX 2212
BELLVILLE
7535

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated **02/09/2008**.

The CM29 was accepted and placed on file.

The following change was effected:
Surname=SPECKMANN
Full ForeNames=PRESTON EUGENE
Id No=5612145139082
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MULLER
Full ForeNames=SYDNEY ALAN
Id No=4810175112000
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NEWBURY
Full ForeNames=JOHN ERNEST
Id No=4206215008086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SMITH
Full ForeNames=MARTHINUS LUTHER
Id No=4007225076083
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SONN
Full ForeNames=FRANKLIN ABRAHAM
Id No=3910115086081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=VAN REENEN
Full ForeNames=JOHANNES CORNELIUS
Id No=5503015050089
Status :ACTIVENature of Change=NO CHANGE




CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

The following change was effected:
Surname=LAMPRECHT
Full ForeNames=PETER CHRISTIAANSEN
Id No=4209215114086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NJEKE
Full ForeNames=MFUNDISO JOHNSON NTABANKULU
Id No=5811145894080
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=JAKOET
Full ForeNames=FATIMA
Id No=6007110004081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NDAMASE
Full ForeNames=BULELWA
Id No=7103300594087
Status :ACTIVENature of Change=BUSINESS ADDRESS

The following change was effected:
Surname=SANGQU
Full ForeNames=ANDILE HESPERUS
Id No=6610025961087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NKUHLU
Full ForeNames=LUMKILE WISEMAN
Id No=4402055511087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MATLAKALA
Full ForeNames=PHILLIP
Id No=5406305693081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=VAN ZYL
Full ForeNames=FREDERIK WILHELM
Id No=6503305010081
Status :ACTIVENature of Change=NO CHANGE

Yours truly

**Registrar of Companies**

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.



CM29

**Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, September 02, 2008 11:31**
**Certificate of Confirmation**


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

| | |
|---|---|
| Registration Number | 2000 / 031756 / 06 |
| Enterprise Name | METROPOLITAN HOLDINGS |
| Enterprise Shortened Name | None provided. |
| Enterprise Translated Name | None provided. |
| Registration Date | 21/12/2000 |
| Business Start Date | 21/12/2000 |
| Enterprise Type | Public Company |
| Enterprise Status | In Business |
| Financial Year End | December |
| Tax Number | 9752050147 |
| Main Business/Main Object | |
| Postal Address | P O BOX 2212<br>BELLVILLE<br>7535 |
| Address of Registered Office | PARC DU CAP MISPEL RAOD<br>BELLVILL<br>7530 |

## Auditors

| | |
|---|---|
| Name | PRICEWATERHOUSECOOPERS |
| Postal Address | P O BOX 2799<br>CAPE TOWN<br>8000 |

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| VAN ZYL, FREDERIK WILHELM | 6503305010081 | Director | 01/01/2008 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 31 KANONNIER CRESCENT, KANONBERG, 7535 |
| NKUHLU, LUMKILE WISEMAN | 4402055511087 | Director | 13/03/2007 | Postal: POSTNET SUITE 42, PRIVATE BAG X51, RIVONIA, 2128<br>Residential: 15 GARY AVENUE, MORNINGSIDE, JOHANNESBURG, 2057 |
| MATLAKALA, PHILLIP | 5406305693081 | Director | 01/01/2007 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 23 DALMORE ROAD, TOKAI, 7945 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM29

# Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, September 02, 2008 11:31

## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number **2000 / 031756 / 06**

Enterprise Name **METROPOLITAN HOLDINGS**

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| SANGQU, ANDILE HESPERUS | 6610025961087 | Director | 03/07/2006 | Postal: P O BOX 55276, NORTHLANDS, 2166 Residential: 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070 |
| NDAMASE, BULELWA | 7103300594087 | Director | 11/03/2005 | Postal: P O BOX 181061, DALBRIDGE, 4014 Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051 |
| JAKOET, FATIMA | 6007110004081 | Director | 11/03/2005 | Postal: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 Residential: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 |
| NJEKE, MFUNDISO JOHNSON NTABANKULU | 5811145894080 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116 Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196 |
| GOBODO-MBOMVU, BONGIWE | 6702260469080 | Company Secretary (Natural Person) | 01/02/2002 | Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500 |
| LAMPRECHT, PETER CHRISTIAANSEN | 4209215114086 | Director | 01/05/2002 | Postal: PO BOX 3015, KNYSNA, 6570 Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570 |
| VAN REENEN, JOHANNES CORNELIUS | 5503015050089 | Director | 01/12/2001 | Postal: P O BOX 12588, DIE BOORD, STELLENBOSCH, 7613 Residential: 7 CRADDOCK AVENUE, DE ZALZE WINELANDS GOLF ESTATE, STELLENBOSCH, 7600 |
| SONN, FRANKLIN ABRAHAM | 3910115086081 | Director | 21/09/2001 | Postal: 17 TERMO AVANUE, TECHNO PARK, STELLENBOSCH, 7600 Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530 |
| SMITH, MARTHINUS LUTHER | 4007225076083 | Director | 01/09/2001 | Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM29

## Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, September 02, 2008 11:31

## Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number **2000 / 031756 / 06**

Enterprise Name **METROPOLITAN HOLDINGS**

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| NEWBURY, JOHN ERNEST | 4206215008086 | Director | 21/09/2001 | Postal: PO BOX 911, ILLOVO, 2116<br>Residential: 50A THIRD AVENUE, ILLOVO, 2196 |
| MULLER, SYDNEY ALAN | 4810175112000 | Director | 21/09/2001 | Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945<br>Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 |
| SPECKMANN, PRESTON EUGENE | 5612145139082 | Director | 30/07/2001 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

**CM29**


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 26/01/2009

Our Reference: 46363005

BONGIWE GOBODO MBOMVU
E-mail: MVDYK@METROPOLITAN.CO.ZA
P O BOX 2212
BELLVILLE
7535

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated **26/01/2009.**

The CM29 was accepted and placed on file.

The following change was effected:
Surname=SPECKMANN
Full ForeNames=PRESTON EUGENE
Id No=5612145139082
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MULLER
Full ForeNames=SYDNEY ALAN
Id No=4810175112000
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NEWBURY
Full ForeNames=JOHN ERNEST
Id No=4206215008086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SMITH
Full ForeNames=MARTHINUS LUTHER
Id No=4007225076083
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SONN
Full ForeNames=FRANKLIN ABRAHAM
Id No=3910115086081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=VAN REENEN
Full ForeNames=JOHANNES CORNELIUS
Id No=5503015050089
Status :ACTIVENature of Change=NO CHANGE




CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

The following change was effected:
Surname=LAMPRECHT
Full ForeNames=PETER CHRISTIAANSEN
Id No=4209215114086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NJEKE
Full ForeNames=MFUNDISO JOHNSON NTABANKULU
Id No=5811145894080
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=JAKOET
Full ForeNames=FATIMA
Id No=6007110004081
Status :ACTIVENature of Change=ADDRESSES

The following change was effected:
Surname=PALEDI
Full ForeNames=BULELWA
Id No=7103300594087
Status :ACTIVENature of Change=SURNAME DUE TO MARRAIGE

The following change was effected:
Surname=SANGQU
Full ForeNames=ANDILE HESPERUS
Id No=6610025961087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NKUHLU
Full ForeNames=LUMKILE WISEMAN
Id No=4402055511087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MATLAKALA
Full ForeNames=PHILLIP
Id No=5406305693081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=VAN ZYL
Full ForeNames=FREDERIK WILHELM
Id No=6503305010081
Status :ACTIVENature of Change=NO CHANGE

Yours truly

**Registrar of Companies**

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.



# Certificate issued by the Registrar of Companies & Close Corporations on Monday, January 26, 2009 12:47
# Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

| | |
|---|---|
| Registration Number | **2000 / 031756 / 06** |
| Enterprise Name | **METROPOLITAN HOLDINGS** |
| Enterprise Shortened Name | **None provided.** |
| Enterprise Translated Name | **None provided.** |
| Registration Date | **21/12/2000** |
| Business Start Date | **21/12/2000** |
| Enterprise Type | **Public Company** |
| Enterprise Status | **In Business** |
| Financial Year End | **December** |
| Tax Number | **9752050147** |
| Main Business/Main Object | |
| Postal Address | **P O BOX 2212<br>BELLVILLE<br>7535** |
| Address of Registered Office | **PARC DU CAP MISPEL RAOD<br>BELLVILL<br>7530** |

## Auditors

| | |
|---|---|
| Name | **PRICEWATERHOUSECOOPERS** |
| Postal Address | **P O BOX 2799<br>CAPE TOWN<br>8000** |

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| VAN ZYL, FREDERIK WILHELM | 6503305010081 | Director | 01/01/2008 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 31 KANONNIER CRESCENT, KANONBERG, 7535 |
| NKUHLU, LUMKILE WISEMAN | 4402055511087 | Director | 13/03/2007 | Postal: POSTNET SUITE 42, PRIVATE BAG X51, RIVONIA, 2128<br>Residential: 15 GARY AVENUE, MORNINGSIDE, JOHANNESBURG, 2057 |
| MATLAKALA, PHILLIP | 5406305693081 | Director | 01/01/2007 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 23 DALMORE ROAD, TOKAI, 7945 |


SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM29

# Certificate issued by the Registrar of Companies & Close Corporations on Monday, January 26, 2009 12:47

## Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number **2000 / 031756 / 06**

Enterprise Name **METROPOLITAN HOLDINGS**

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| SANGQU, ANDILE HESPERUS | 6610025961087 | Director | 03/07/2006 | Postal: P O BOX 55276, NORTHLANDS, 2166<br>Residential: 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070 |
| PALEDI, BULELWA | 7103300594087 | Director | 11/03/2005 | Postal: P O BOX 181061, DALBRIDGE, 4014<br>Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051 |
| JAKOET, FATIMA | 6007110004081 | Director | 11/03/2005 | Postal: 53 ROKEBY ROAD, RONDEBOSCH EAST, 7780<br>Residential: 53 ROKEBY ROAD, RONDEBOSCH EAST, 7780 |
| NJEKE, MFUNDISO JOHNSON NTABANKULU | 5811145894080 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116<br>Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196 |
| GOBODO-MBOMVU, BONGIWE | 6702260469080 | Company Secretary (Natural Person) | 01/02/2002 | Postal: PO BOX 2212, BELLVILLE, 7535<br>Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500 |
| LAMPRECHT, PETER CHRISTIAANSEN | 4209215114086 | Director | 01/05/2002 | Postal: PO BOX 3015, KNYSNA, 6570<br>Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570 |
| VAN REENEN, JOHANNES CORNELIUS | 5503015050089 | Director | 01/12/2001 | Postal: P O BOX 12588, DIE BOORD, STELLENBOSCH, 7613<br>Residential: 7 CRADDOCK AVENUE, DE ZALZE WINELANDS GOLF ESTATE, STELLENBOSCH, 7600 |
| SONN, FRANKLIN ABRAHAM | 3910115086081 | Director | 21/09/2001 | Postal: 17 TERMO AVANUE, TECHNO PARK, STELLENBOSCH, 7600<br>Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530 |
| SMITH, MARTHINUS LUTHER | 4007225076083 | Director | 01/09/2001 | Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550<br>Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 |



CM29

# Certificate issued by the Registrar of Companies & Close Corporations on Monday, January 26, 2009 12:47

## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number 2000 / 031756 / 06

Enterprise Name METROPOLITAN HOLDINGS

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| NEWBURY, JOHN ERNEST | 4206215008086 | Director | 21/09/2001 | Postal: PO BOX 911, ILLOVO, 2116<br>Residential: 50A THIRD AVENUE, ILLOVO, 2196 |
| MULLER, SYDNEY ALAN | 4810175112000 | Director | 21/09/2001 | Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945<br>Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 |
| SPECKMANN, PRESTON EUGENE | 5612145139082 | Director | 30/07/2001 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530 |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

# Certificate issued by the Registrar of Companies & Close Corporations on Monday, January 26, 2009 12:58
# Certificate of Annual Return for period: 2008/12


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of group

| | |
|---|---|
| Registration number | 2000/031756/06 |
| Enterprise Name | METROPOLITAN HOLDINGS |
| Enterprise Shortened Name | |
| Enterprise Translated Name | |
| Enterprise Trading Name | |
| Main Business | THE CARRYING ON OF THE BUSINESS OF AN INVESTMENT HOLDING COMPANY |
| Standard Industrial Classification(s) | REAL ESTATE ACTIVITIES |
| Financial year end | December |
| Financial Statements | |
| Holding Company | |
| Annual General Meeting | |
| Registration Date | 21/12/2000 |
| Business Start Date | |
| Enterprise Type | Public Company |
| Postal Address | P O BOX 2212<br>BELLVILLE<br>7535 |
| Address of registered office | PARC DU CAP<br>MISPEL ROAD<br>BELLVILLE<br>7530 |
| Telephone Number | |
| Fax Number | |
| Website (URL) | |
| Email Address | |
| Cell Number | |

## Auditor

Name PRICEWATERHOUSECOOPERS SOUTHERN AFRICA

| | |
|---|---|
| Status | Current |
| Type | Auditor |
| Profession | The Association of Chartered Certified Accountants (ACCA) |
| Membership / Practice No | 906670 |

| | |
|---|---|
| Business Address | NO 1 WATERHOUSE PLACE<br>CENTURY CITY<br>7441 |
| Postal Address | P O BOX 2799<br>CAPE TOWN<br>8000 |
| Telephone number | |
| Fax number | |
| Cell Number | |
| Email | |
| Start Date | 31/12/2000 |

**Company Secretary**

First Names **BONGIWE**

Surname **GOBODO-MBOMVU**

| | |
|---|---|
| Initials | B |
| ID Number | 6702260469080 |
| Country (of residence) | South Africa |
| Status | Active |
| Profession / Occupation | |
| Business Address | |
| Postal Address | PO BOX 2212<br>BELLVILLE<br>7535 |
| Telephone number | |
| Fax number | |
| Cell Number | |
| Email | |
| Start Date | 01/02/2002 |

**Directors / Officers / Local Managers**

Type **Director**

| | |
|---|---|
| First Names | SYDNEY ALAN |
| Surname | MULLER |
| Initials | SA |
| ID Number | 4810175112000 |
| Date of Birth | 17/10/1948 |
| Country of Residence | South Africa |
| Status | Active |
| Profession / Occupation | |
| Business Address | |
| Residential Address | 2 SWIFT LANE<br>STEENBERG ESTATE |

| | | |
|---|---|---|
| | | TOKAI ROAD<br>TOKAI<br>7945 |
| | Postal Address | 2 SWIFT LANE<br>STEENBERG ESTATE<br>TOKAI ROAD<br>TOKAI<br>7945 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 21/09/2001 |
| Type | **Director** | |
| | First Names | JOHN ERNEST |
| | Surname | NEWBURY |
| | Initials | JE |
| | ID Number | 4206215008086 |
| | Date of Birth | 21/06/1942 |
| | Country of Residence | South Africa |
| | Status | Active |
| | Profession / Occupation | |
| | Business Address | |
| | Residential Address | 50A THIRD AVENUE<br>ILLOVO<br>2196 |
| | Postal Address | PO BOX 911<br>ILLOVO<br>2116 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 21/09/2001 |
| Type | **Director** | |
| | First Names | MARTHINUS LUTHER |
| | Surname | SMITH |
| | Initials | ML |
| | ID Number | 4007225076083 |
| | Date of Birth | 22/07/1940 |
| | Country of Residence | South Africa |
| | Status | Active |

| | | |
|---|---|---|
| | Profession / Occupation | |
| | Business Address | |
| | Residential Address | 11 MAGNOLIA CRESCENT<br>VALMARY PARK<br>DURBANVILLE<br>7550 |
| | Postal Address | 11 MAGNOLIA CRESCENT<br>VALMARY PARK<br>DURBANVILLE<br>7550 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 01/09/2001 |
| Type | **Director** | |
| | First Names | FRANKLIN ABRAHAM |
| | Surname | SONN |
| | Initials | FA |
| | ID Number | 3910115086081 |
| | Date of Birth | 11/10/1939 |
| | Country of Residence | South Africa |
| | Status | Active |
| | Profession / Occupation | |
| | Business Address | |
| | Residential Address | 36 PLETTENBERG STREET<br>WELGEMOED<br>7530 |
| | Postal Address | 17 TERMO AVANUE<br>TECHNO PARK<br>STELLENBOSCH<br>7600 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 21/09/2001 |
| Type | **Director** | |
| | First Names | JOHANNES CORNELIUS |
| | Surname | VAN REENEN |
| | Initials | JC |
| | ID Number | 5503015050089 |
| | Date of Birth | 01/03/1955 |

| | | |
|---|---|---|
| | Country of Residence | **South Africa** |
| | Status | **Active** |
| | Profession / Occupation | |
| | Business Address | |
| | Residential Address | **7 CRADDOCK AVENUE<br>DE ZALZE WINELANDS GOLF ESTATE<br>STELLENBOSCH<br>7600** |
| | Postal Address | **P O BOX 12588<br>DIE BOORD<br>STELLENBOSCH<br>7613** |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | **01/12/2001** |
| Type | **Director** | |
| | First Names | **PRESTON EUGENE** |
| | Surname | **SPECKMANN** |
| | Initials | **PE** |
| | ID Number | **5612145139082** |
| | Date of Birth | **14/12/1956** |
| | Country of Residence | **South Africa** |
| | Status | **Active** |
| | Profession / Occupation | |
| | Business Address | |
| | Residential Address | **72 KANONNIER CRESCENT<br>KANONBERG<br>7530** |
| | Postal Address | **P O BOX 2212<br>BELLVILLE<br>7535** |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | **30/07/2001** |
| Type | **Director** | |
| | First Names | **PETER CHRISTIAANSEN** |
| | Surname | **LAMPRECHT** |
| | Initials | **PC** |
| | ID Number | |

| | | |
|---|---|---|
| | | 4209215114086 |
| | Date of Birth | 21/09/1942 |
| | Country of Residence | South Africa |
| | Status | Active |
| | Profession / Occupation | |
| | Business Address | |
| | Residential Address | C5 FAIRMILE<br>THESENS ISLAND<br>KNYSNA<br>6570 |
| | Postal Address | PO BOX 3015<br>KNYSNA<br>6570 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 01/05/2002 |
| Type | **Director** | |
| | First Names | FREDERIK WILHELM |
| | Surname | VAN ZYL |
| | Initials | FW |
| | ID Number | 6503305010081 |
| | Date of Birth | 30/03/1965 |
| | Country of Residence | South Africa |
| | Status | Active |
| | Profession / Occupation | |
| | Business Address | |
| | Residential Address | 31 KANONNIER CRESCENT<br>KANONBERG<br>7535 |
| | Postal Address | P O BOX 2212<br>BELLVILLE<br>7535 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 01/01/2008 |
| Type | **Director** | |
| | First Names | MFUNDISO JOHNSON NTABANKULU |
| | Surname | NJEKE |

| | | |
|---|---|---|
| | Initials | MJN |
| | ID Number | 5811145894080 |
| | Date of Birth | 14/11/1958 |
| | Country of Residence | South Africa |
| | Status | Active |
| | Profession / Occupation | |
| | Business Address | |
| | Residential Address | 25 RIESLING CRESCENT<br>HURLINGHAM MANOR<br>2196 |
| | Postal Address | P O BOX 55276<br>NORTHLANDS<br>2116 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 01/07/2004 |
| Type | **Director** | |
| | First Names | FATIMA |
| | Surname | JAKOET |
| | Initials | F |
| | ID Number | 6007110004081 |
| | Date of Birth | 11/07/1960 |
| | Country of Residence | South Africa |
| | Status | Active |
| | Profession / Occupation | |
| | Business Address | |
| | Residential Address | 53 ROKEBY ROAD<br>RONDEBOSCH EAST<br>7780 |
| | Postal Address | 53 ROKEBY ROAD<br>RONDEBOSCH EAST<br>7780 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 11/03/2005 |
| Type | **Director** | |
| | First Names | BULELWA |
| | Surname | PALEDI |

| | | |
|---|---|---|
| | Initials | **B** |
| | ID Number | **7103300594087** |
| | Date of Birth | **30/03/1971** |
| | Country of Residence | **South Africa** |
| | Status | **Active** |
| | Profession / Occupation | |
| | Business Address | |
| | Residential Address | **6 GLEN-GARRY<br>8 CHURCHILL AVENUE<br>LA LUCIA RIDGE<br>4051** |
| | Postal Address | **P O BOX 181061<br>DALBRIDGE<br>4014** |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | **11/03/2005** |
| Type | **Director** | |
| | First Names | **ANDILE HESPERUS** |
| | Surname | **SANGQU** |
| | Initials | **AH** |
| | ID Number | **6610025961087** |
| | Date of Birth | **02/10/1966** |
| | Country of Residence | **South Africa** |
| | Status | **Active** |
| | Profession / Occupation | |
| | Business Address | |
| | Residential Address | **86 BONNIE PLACE<br>GLENADRIENNE<br>HURLINGHAM<br>2070** |
| | Postal Address | **P O BOX 55276<br>NORTHLANDS<br>2166** |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | **03/07/2006** |
| Type | **Director** | |
| | First Names | |

| | | |
|---|---|---|
| | | LUMKILE WISEMAN |
| | Surname | NKUHLU |
| | Initials | LW |
| | ID Number | 4402055511087 |
| | Date of Birth | 05/02/1944 |
| | Country of Residence | South Africa |
| | Status | Active |
| | Profession / Occupation | |
| | Business Address | |
| | Residential Address | 15 GARY AVENUE<br>MORNINGSIDE<br>JOHANNESBURG<br>2057 |
| | Postal Address | POSTNET SUITE 42<br>PRIVATE BAG X51<br>RIVONIA<br>2128 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 13/03/2007 |
| Type | **Director** | |
| | First Names | PHILLIP |
| | Surname | MATLAKALA |
| | Initials | P |
| | ID Number | 5406305693081 |
| | Date of Birth | 30/06/1954 |
| | Country of Residence | South Africa |
| | Status | Active |
| | Profession / Occupation | |
| | Business Address | |
| | Residential Address | 23 DALMORE ROAD<br>TOKAI<br>7945 |
| | Postal Address | P O BOX 2212<br>BELLVILLE<br>7535 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | |

**01/01/2007**



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa, Docex 256, Pretoria
Call Centre Tel: 086 184 3384, Fax (012) 328 3051, www.cipro.gov.za

# METROPOLITAN
HOLDINGS LIMITED



26 March 2009

**Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Dear Sir or Madam

**Metropolitan Holdings Limited**
Rule 12g2-2(b) exemption number: 82-34755
Form – F6 registration number: 333-111360
CUSIP number: 592144109

The documents attached are those issued and submitted to the company's shareholders and regulatory bodies for the financial year 31 December 2006.

**SENS announcements**
Press release – 30 April 2006
Dealing in securities by directors – 21 April 2006
Dealing in securities by an associate of directors – 3 May 2006
Trading update first quarter – 30 May 2006
Annual general meeting – 30 May 2006
Change in directorate – 2 June 2006
Change in directorate – 5 June 2006
Change in directorate – 4 July 2007
Repurchase of ordinary shares – 19 July 2006
Strong first-half performance from Metropolitan and interim results – 13 September 2006
Dealing in securities – 22 September 2006
New appointment and change in directorate – 26 October 2006
Trading update third quarter – 6 November 2006
Ratings from international ratings agency Fitch – 9 November 2006
Repurchase of ordinary shares – 20 November 2006
Metropolitan raises debt – 12 December 2006
Metropolitan share dealings – 13 December 2006

METROPOLITAN HOLDINGS LIMITED
PO BOX 2212 BELLVILLE 7530, TEL +27 -21 940 5911, FAX +27 -21 940 5730, WEBSITE: www.metropolitan.co.za

Metropolitan consortium secures major new retirement fund administration contracts and acquires administration division of Transnet – 13 December 2006
Dealing in securities by directors – 14 December 2006
Announcement with respect to CEO – 12 February 2007
Metropolitan's unique strategy delivers outstanding shareholder value and year-end results – 14 March 2007

**Returns to Johannesburg Stock Exchange**
Applications for listing from staff share purchase scheme – January to December 2006
Partial withdrawal of listing – 20 July 2006

**Registrar of Company returns**
Lodgment of financial statements – 31 December 2005
CM29 Contents of register of directors, auditors and officers – 8 June 2006
CM29 Contents of register of directors, auditors and officers – 6 November 2006
CM14 Return of acquisition by a Company of shares issued by it – 16 August 2006
CM52 Application for exemption from lodging annual financial statements in respect of subsidiaries – 18 August 2006

Kind regards

**Michelle Lotz**
Group finance
Metropolitan Holdings Limited

METROPOLITAN
HOLDINGS LIMITED



26 March 2009

**Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam

**Metropolitan Holdings Limited**
Rule 12g2-2(b) exemption number: 82-34755
Form – F6 registration number: 333-111300
CUSIP number: 592144109

The documents attached are those issued and submitted to the company's shareholders and regulatory bodies for the financial year 31 December 2007.

**SENS announcements**
Change in directorate – 14 March 2007
Dealing in securities by directors – 16 March 2007
Annual financial statements and notice of AGM – 19 April 2007
Operational performance for the three months ended 31 March 2007 – 31 May 2007
Results of annual general meeting – 31 May 2007
New chairman for Metropolitan Holdings Limited – 1 June 2007
Repurchase of ordinary shares – 4 June 2007
Dealing in securities by directors – 8 June 2007
Dealing in securities by directors – 13 June 2007
Unaudited group results for the six months ended 30 June 2007 – 12 September 2007
Repurchase of ordinary shares – 5 November 2007
Operational performance for the nine months ended 30 September 2007 – 7 November 2007
Appointment of group chief executive – 19 November 2007
Dealing in securities by directors – 4 December 2007
Change in directorate – 12 December 2007
Dealing in securities – 19 December 2007
Change in directorate – 20 December 2007
Change in directorate – 23 January 2008

METROPOLITAN HOLDINGS LIMITED
PO BOX 2212 BELLVILLE 7530, TEL +27 -21 940 5911, FAX +27 -21 940 5730, WEBSITE: www.metropolitan.co.za

CO REG NO 2000/031756/06

Metropolitan's assets under management exceed R100 billion in Peter Doyle's final set of results – 12 March 2007

Audited group results for the year ended 31 December 2007 – 12 March 2008

**Returns to Johannesburg Stock Exchange**

Applications for listing from staff share purchase scheme – January to December 2007

Partial withdrawal of listing – 20 June 2007

**Registrar of Company returns**

CM29 Contents of register of directors, auditors and officers – 22 March 2007

CM14 Return of acquisition by a Company of shares issued by it – 20 November 2007

CM29 Contents of register of directors, auditors and officers – 12 December 2007

CM29 Contents of register of directors, auditors and officers – 20 December 2007

Lodgment of financial statements – 31 December 2007

CM52 Application for exemption from lodging annual financial statements in respect of subsidiaries

Certificate of annual return for period: 2007/12

Kind regards

**Michelle Lotz**

Group finance

Metropolitan Holdings Limited

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## MET - Metropolitan Holdings Ltd - Change in Direct

14 Mar 2

MET
MET
MET - Metropolitan Holdings Ltd - Change in Directorate
Metropolitan Holdings Ltd
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
CHANGE IN DIRECTORATE
In compliance with Section 3.59 of the Listings Requirements of the JSE Ltd, notice is hereby given that Prof W L Nkuhlu has been appointed as a non-executive director of Metropolitan Holdings Ltd with effect 13 March 2007.
Cape Town
14 March 2007
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 14/03/2007 12:25:02 Produced by the JSE SENS Department.

Close This Window

**SENS-- Friday, 16 March 2007**
**NSX / MET - Metropolitan - Dealing in Securities b**

MET
MET
NSX / MET - Metropolitan - Dealing in Securities by Directors
Metropolitan Holdings Ltd
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Dealing in Securities by Directors
In accordance with the Listings Requirements of the JSE Limited, the following
transactions should be noted:
Name Mr J C van Reenen
Designation Non-executive directors
Date of transaction 2007-03-14
Price per share R15-40
Number of ordinary shares 32 500
Value of transaction R500 500-00
Nature of transaction Purchase
Nature of interest Indirect beneficial
Name Mr J C van Reenen
Designation Non-executive directors
Date of transaction 2007-03-15
Price per share R15-95
Number of ordinary shares 31 400
Value of transaction R500 830-00
Nature of transaction Purchase
Nature of interest Indirect beneficial
Name Mr J C van Reenen
Designation Non-executive directors
Date of transaction 2007-03-15
Price per share R15-95
Number of ordinary shares 31 400
Value of transaction R500 830-00
Nature of transaction Purchase
Nature of interest Indirect beneficial
Clearance to deal in shares in terms of paragraph 3.66 of the Listings
Requirements of the JSE Limited has been obtained.
Cape Town
16 March 2007
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 16/03/2007 11:29:43 Produced by the JSE SENS Department.

Close This Window

## MET - Metropolitan - Annual Financial Statements a 19 Apr 2

MET
MET
MET - Metropolitan - Annual Financial Statements and Notice of AGM
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
ANNUAL FINANCIAL STATEMENTS AND NOTICE OF ANNUAL GENERAL MEETING
Metropolitan`s annual report, containing its financial statements for the year ended 31 December 2006 has been issued. An abridged report will not be published as the information previously published in the audited results on Wednesday, 14 March 2007 is unchanged.
The Annual General Meeting of shareholders of Metropolitan will be held at 14h00 on 31 May 2007 in the Auditorium, Ground Floor, Parc du Cap 7, Mispel Road, Bellville, Cape Town to transact the business stated in the Notice of the Annual General Meeting.
Cape Town
19 April 2007
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 19/04/2007 13:41:24 Produced by the JSE SENS Department.

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update
METROPOLITAN
HOLDINGS LIMITED

# 31 May 2007

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 940-6111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*

## Operational performance for the three months ended 31 March 2007

### Group overview

- Group annual premium equivalent (APE) increased by a remarkable 64% as a result of the management interventions introduced to the business over the past few years.
- Retail new business APE grew by 17% with healthy contributions from both recurring and single premiums.
- The ongoing all-round successes in the corporate business resulted in a 257% growth in APE.
- The international businesses increased their APE by 21% while making further progress with their new ventures.
- Metropolitan Health continued to increase the number of members under administration, once again highlighting the sound underlying business model.
- Overall net positive cashflow of almost R5bn for the quarter.
- Further refinement of the capital management process remains a focus area.
- Putting clients and their needs first continues to enjoy the highest priority in all facets of the group's business.

### Retail business

| | 3 months to 31-Mar-04 *Rm* | 3 months to 31-Mar-05 *Rm* | 3 months to 31-Mar-06 *Rm* | 3 months to 31-Mar-07 *Rm* |
|---|---|---|---|---|
| **New business** | | | | |
| Recurring premiums | 171 | 168 | 153 | 175 |
| Single premiums | 202 | 266 | 375 | 485 |
| APE | 191 | 195 | 191 | 224 |
| | | | | |
| **Cashflow** | | | | |
| Recurring premiums | 747 | 829 | 908 | 1 011 |
| Single premiums | 209 | 276 | 374 | 492 |
| Claims paid | 705 | 650 | 801 | 875 |
| Net | 251 | 455 | 481 | 628 |

- As expected, total new business increased significantly over 1Q06. The factors contributing to this increase were:
  - Continued focus on the quality of new business being issued
  - Improved new business flows from direct writer, direct marketing and broker channels

- Increased single premiums from third party distribution channels
- Single premium re-investments trebled over the reporting period
- Higher proficiency levels amongst the sales force in using new business interventions such as the retail enhancement initiative (REI), which introduced a more cost-effective and speedier way of capturing and issuing new business
- Metropolitan Retail remains on track with the implementation of the statement of intent (SOI) and related communication is being sent to affected clients.

- The business remains well-positioned for growth because:
  - Claims experience is in line with expectations
  - Retention rates remain within acceptable limits, with lapses at inception below the group target of 15%
  - Both recurring and single premium income continue their healthy increase, confirming the growth of the in-force book.

## Corporate business

| | 3 months to 31-Mar-04 *Rm* | 3 months to 31-Mar-05 *Rm* | 3 months to 31-Mar-06 *Rm* | 3 months to 31-Mar-07 *Rm* |
|---|---|---|---|---|
| **New business** | | | | |
| Recurring premiums | 54 | 17 | 34 | 58 |
| Single premiums | 245 | 79 | 161 | 1 209 |
| APE | 79 | 25 | 50 | 179 |
| **Cashflow** | | | | |
| Recurring premiums | 317 | 358 | 374 | 442 |
| Single premiums | 244 | 79 | 161 | 1 209 |
| Claims paid | 420 | 791 | 1 090 | 670 |
| Net | 141 | (354) | (555) | 981 |

- While the market conditions during 1Q07 remained challenging, cognizance must be taken of the following:
  - Unique opportunities continue to exist for solution-driven suppliers
  - The group insurance business market responded positively to players with strong rating expertise and high service ratings
  - Certain funds are again recognising the value of investment protection, given current share price levels
  - Record 2006 bonus rates and product enhancements on our smoothed bonus product range were well received by clients, especially in view of the continued strong funding position of these products.

- Performance
  - Total premium income is substantially higher than 2006, driven by recurring premiums and boosted by single premiums
  - Positive recurring new business flows (up 71%), mainly from group risk insurance business
  - Single premiums (up 651%) were underpinned by another large solution-based contract
  - Claims paid reduced significantly (down 38%), driven largely by reduced investment outflows, resulting in net inflows of almost R1 billion for the quarter
  - Innovative products to meet the needs of risk-averse clients continue to be developed
  - MetEB's ability to tailor solutions for individual retirement funds is gaining increased recognition
  - Claims experience on all risk schemes remained within pricing parameters
  - Independently, and together with KTI, MetEB continues to explore new business opportunities
  - Metropolitan's leading empowerment credentials, together with the excellent track record, are being recognised by the market.

- Acquisitions
  - The take-on of the administration of the Transnet Funds, as well as the staff and infrastructure of the old Transnet Pension Fund Administrators (TPFA), was successfully completed. The contract

effective date was 1 April 2007, after Competition Commission approval was obtained on 9 March 2007. A new subsidiary by the name of Metropolitan Retirement Administrators (MRA) was launched at the same time to house Metropolitan's scale retirement fund administration business.

## International business

| | 3 months to 31-Mar-04 *Rm* | 3 months to 31-Mar-05 *Rm* | 3 months to 31-Mar-06 *Rm* | 3 months to 31-Mar-07 *Rm* |
|---|---|---|---|---|
| **New business** | | | | |
| Recurring premiums | 25 | 23 | 16 | 19 |
| Individual life | 20 | 19 | 15 | 19 |
| Employee benefits | 5 | 4 | 1 | - |
| Single premiums (incl EB) | 6 | 67 | 24 | 32 |
| APE | 26 | 30 | 18 | 22 |
| **Cashflow** | | | | |
| Recurring premiums | 164 | 190 | 184 | 204 |
| Single premiums | 22 | 74 | 30 | 38 |
| Claims paid | 104 | 123 | 161 | 203 |
| Net | 82 | 141 | 53 | 39 |

- Conditions remain challenging in all the markets in which we operate
- The new operations that were started in Kenya and Ghana during the previous year are progressing well but are not included in these new business figures
- Due to outstanding regulatory approvals, the joint venture between Metropolitan and United Bank for Africa in Nigeria has not commenced
- A temporary insurance licence has been obtained in Swaziland, and the group is in the process of applying for a permanent one
- Net cashflow position remained positive, but reduced.

## Asset management business

| | 3 months to 31-Mar-05 *Rm* | 3 months to 31-Mar-06 *Rm* | 3 months to 31-Mar-07 *Rm* |
|---|---|---|---|
| **Cashflow** | | | |
| Third party mandates – net | (51) | (298) | 58 |
| Collective investments – net | 968 | 1 297 | 3 169 |

- Improved performance over the longer term continues
- Overall net cashflow remained positive
- Most funds exceeded their performance benchmarks in 1Q07
- The industrial fund was the winner in the domestic-equity-industrial portfolio sector at the prestigious Standard & Poor's awards in March 2007
- Collective investment's performance was boosted by a significant once-off inflow during the period.

## Health business

- Main focus is on managing existing clients and the smooth take-on of members joining the GEMS scheme
- GEMS
  - At 31 March membership stood at 110,000 and at 30 April 122,000. A constant growth pattern has emerged, with approximately 700 new members joining per day.
- In total, principal members under administration rose to 555 000, vs 440 000 in 2006
- Contract renewal
  - Transmed has commenced a tender process in respect of administration and managed care services. This action forms part of their standard governance processes. MHG remains highly competitive in terms of service, price and black economic empowerment and thus stands an excellent chance of renewing existing contracts.
- Qualsa continued to increase its managed healthcare business by being awarded new mandates
- Performance levels across the board are in line with service level agreements
- Graduate Management Development Programme
  - This programme was launched with a first intake of 18 predominantly black graduates who are being rotated through a series of placements within the business. In addition, a series of action learning tasks will be assigned to them.
- Outlook remains positive.

## Group perspective

**Administration expenses**
Administration expenses continue to be a key area of focus. Overall life insurance administration expenses remain well-controlled.

**Capital management**
The group's capital management initiatives are ongoing. The final R360m and special dividends R535m were paid out on 10 April 2007.

## Corporate developments

**2007 empowerment rankings**
Metropolitan was ranked first amongst the country's life insurers, 3rd in the financial services sector and 9th overall out of the top 200 companies listed on the JSE in the 2007 Top Empowerment Companies Survey, conducted by independent rating agency Empowerdex in conjunction with the Financial Mail. In the employment equity dimension, the group was ranked 2nd overall while it achieved 10th position overall in the management transformation category.

**Open day at Parc du Cap**
An open day for members of the investment community is being planned for 1 August 2007. This one-day conference will give delegates the opportunity to meet management of the different businesses and find out more about their challenges and strategies. Invitations with further detail will be distributed towards the middle of June.

**Comments / qualifications**
- All figures are provisional and unaudited.
- The basis on which the new business figures have been calculated is the same as that used for embedded value purposes. Premium income is included from the date on which policies come into force as opposed to the date on which they are accepted. (Figures calculated on the latter basis are normally referred to as production figures). It should be noted that there can be a delay of up to three months between these two dates.
- The new business figures are all net of outside shareholders' interests.

*End*

| | |
|---|---|
| DATE | 31 MAY 2007 |
| QUERIES | PETER DOYLE<br>GROUP CHIEF EXECUTIVE<br>METROPOLITAN HOLDINGS LIMITED<br>TEL 021 9405681 OR 082 880 2690 |
| | PRESTON SPECKMANN<br>GROUP FINANCE DIRECTOR<br>METROPOLITAN HOLDINGS LIMITED<br>TEL 021 9406634 OR 083 285 6454 |
| | TYRREL MURRAY<br>GENERAL MANAGER FINANCE & INVESTOR RELATIONS<br>METROPOLITAN HOLDINGS LIMITED<br>TEL 021 940 5083 OR 082 889 2167 |

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## MET - Metropolitan Holdings Limited - Results of A

31 May 2

MET
MET
MET - Metropolitan Holdings Limited - Results of Annual General Meeting
Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")
RESULTS OF ANNUAL GENERAL MEETING
Shareholders are advised that at the annual general meeting of the members of Metropolitan held in Bellville, Cape Town on Thursday, 31 May 2007, the requisite majority of shareholders passed all the ordinary and special resolutions. The special resolution in respect of the general repurchase of shares will be submitted for registration at the Registrar of Companies in due course.
Cape Town
31 May 2007
Sponsor in South Africa
Merrill Lynch South Africa (Pty) Limited
Sponsor in Namibia
Simonis Storm Securities (Pty) Limited
Date: 31/05/2007 16:00:02 Produced by the JSE SENS Department.

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## MET - Metropolitan Holdings Limited - New chairman

1 Jun :

MET
MET
MET - Metropolitan Holdings Limited - New chairman for Metropolitan
Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")
New chairman for Metropolitan
Prof Wiseman Nkuhlu, formerly special economic adviser to President Thabo Mbeki, has unanimously been elected chairman of Metropolitan with effect from 1 June 2007.
Prof Nkuhlu, who joined the board in March, succeeds JJ Njeke who has been acting chairman of the financial services group since the death of Eric Molobi in June 2006.
Group chief executive Peter Doyle said, "Wiseman`s legendary abilities, both as a businessman and as an academic, are an immeasurable asset. We are already deriving great benefit from his acumen and insights at both a strategic and an operational level."
End
DATE
1 JUNE 2007
QUERIES
PETER DOYLE
GROUP CHIEF EXECUTIVE
METROPOLITAN HOLDINGS LIMITED
TEL 021 9405681 OR 082 880 2690
PRESTON SPECKMANN
GROUP FINANCE DIRECTOR
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406634 OR 083 285 6454
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 01/06/2007 09:44:03 Produced by the JSE SENS Department.

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## MET - Metropolitan - Repurchase of ordinary shares

4 Jun 2

MET
MET
MET - Metropolitan - Repurchase of ordinary shares in Metropolitan
METROPOLITAN HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
REPURCHASE OF ORDINARY SHARES IN METROPOLITAN

1. INTRODUCTION

Shareholders are advised that Metropolitan Life Limited ("the company"), a wholly owned subsidiary of Metropolitan, has repurchased Metropolitan ordinary shares in accordance with the general authority granted by Metropolitan shareholders at the annual general meeting (AGM) held on Tuesday, 30 May 2006. This authority expired at the AGM, held on 31 May 2007.

2. IMPLEMENTATION

During the period 12 April 2007 to 31 May 2007, the company acquired a total of 17.3 million ordinary shares, equivalent to 2.9% of its issued ordinary share capital as at 30 May 2006, at prices ranging from 1 517 cents to 1 676 cents per ordinary share, for a total consideration of approximately R280 million (excluding dealing and other associated costs). These shares were repurchased in the open market at prices not exceeding the limits prescribed in the general authority and by the Listings Requirements of the JSE Limited ("JSE").
The board and management of Metropolitan confirm that buying back ordinary shares at prices up to embedded value, as part of an ongoing capital management programme, is an effective and efficient way of adding value for shareholders.

3. SOURCE OF FUNDS

The share repurchase has been funded from available cash resources.

4. OPINIONS

The directors of Metropolitan have considered the impact of the share repurchase and are unanimously of the opinion that:

- the company, and Metropolitan and its subsidiaries ("the group"), will, in the ordinary course of business, be able to pay their debts for a period of 12 months from the date of this announcement;
- the assets of the company and the group, fairly valued in accordance with the accounting policies used in the latest audited annual group financial statements, will remain in excess of the liabilities of the company and the group;
- the issued ordinary share capital and reserves of the company and the group are adequate for the purposes of the business for a period of 12 months from the date of this announcement;
- the available working capital of the company and the group is sufficient for the requirements of the company and the group for a period of 12 months from the date of this announcement; and
- subsequent to any repurchase, Metropolitan will comply with the JSE`s spread requirements.

5. FINANCIAL EFFECTS

The financial effects have been prepared using accounting policies that comply with International Financial Reporting Standards and have been prepared, based on the 2006 full-year results, for illustrative purposes only in order to assist shareholders to assess the impact of the share repurchase on the diluted EPS, diluted HEPS, NAV and embedded value per share. The presentation of the financial effects is the responsibility of the directors and due to its nature may not fairly reflect the financial position of the group after the share repurchase.

As reported After all % change

| at | repurchases 31 December 2006 (cents) | (cents) | |
|---|---|---|---|
| Diluted earnings per share | 279.45 | 283.45 | 1.4 |
| Diluted headline earnings per share | 280.00 | 284.01 | 1.4 |
| Net asset value per share | 1 195 | 1 182 | (1.1) |
| Embedded value per share | 1 702 | 1 704 | 0.1 |

Assumptions:
The shares were acquired out of cash resources that earned an after tax interest rate of 6% for the year.
The shares were bought at the beginning of the year.
SUMMARY OF CAPITAL MANAGEMENT ACTIVITIES DURING THE PAST YEAR
Share buy backs
Under the authority granted by shareholders at the AGM on 30 May 2006, Metropolitan has bought back 46 million shares (R663 million), comprising 8% of the listed shares in issue at the date the authority was granted. The details are as follows:

| Period | Rm | Shares (m) |
|---|---|---|
| June 2006 | 25 | 2 |
| September - December 2006 | 358 | 27 |
| April - May 2007 | 280 | 17 |
| Total | 663 | 46 |

Dividends paid
During the same period Metropolitan paid back R961 million to listed shareholders in the form of dividends, 12% of the initial share price (R12.69).

| Dividend | Cents | Rm |
|---|---|---|
| Interim - September 2006 | 29 | 173 |
| Final - April 2007 | 48 | 281 |
| Special - April 2007 | 77 | 507 |
| Total | 154 | 961 |

FUTURE ACTIVITIES
The shareholders have renewed the buy back authority at the AGM held on 31 May 2007.
The extent of this new repurchase authority is 119 million Metropolitan ordinary shares for the group, and 59 million shares for the company.
In March 2007 Metropolitan identified some R500 million that could be used for further share repurchases. To date R280 million has been used.
Further progress has been made with regard to the economic capital model and related activities.
The company will continue to explore opportunities to enhance shareholder returns using the full range of capital management options available, as it has been doing over the past five years.
Cape Town
4 June 2007
Sponsor in South Africa
Merrill Lynch South Africa (Pty) Limited
Date: 04/06/2007 13:29:01 Produced by the JSE SENS Department.

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**SENS-- Friday, 08 June 2007**

**MET - Metropolitan Holdings Ltd - Dealing in Secur**

MET
MET
MET - Metropolitan Holdings Ltd - Dealing in Securities by Directors

METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")

Dealing in Securities by Directors

In accordance with the Listings Requirements of the JSE Limited, the following transaction should be noted:

Name Prof L W Nkuhlu
Designation Non-executive director and chairman
Date of transaction 2007-06-08
Price per share R15-21
Number of ordinary shares 2 500
Value of transaction R38 025-00
Nature of transaction Sale
Nature of interest Direct beneficial

Clearance to deal in shares in terms of paragraph 3.66 of the Listings Requirements of the JSE Limited has been obtained.

Cape Town
8 June 2007

Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 08/06/2007 14:51:00 Produced by the JSE SENS Department.

**SENS-- Wednesday, 13 June 2007**
**MET / MTD - Metropolitan Holdings Ltd - Dealing in**

MET
MET
MET / MTD - Metropolitan Holdings Ltd - Dealing in Securities
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Dealing in Securities by Directors and Company Secretary of Metropolitan
Name : PE Speckmann
Designation : Executive director
Number of shares sold : 150 000 ordinary shares
Date of sale : 11 June 2007
Selling price per share : R15.6579
Proceeds : R2 348 685
Nature of transaction : Disposal of shares
Extent of interest : Direct beneficial
Name : AM Sithole
Designation : Executive director
Number of shares sold : 200 000 ordinary shares
Date of sale : 11 June 2007
Selling price per share : R15.6579
Proceeds : R3 131 580
Nature of transaction : Disposal of shares
Extent of interest : Direct beneficial
Name : B Gobodo-Mbomvu
Designation : Company secretary
Number of shares sold : 34 400 ordinary shares
Date of sale : 11 June 2007
Selling price per share : R15.6579
Proceeds : R538 631.76
Nature of transaction : Disposal of shares
Extent of interest : Direct beneficial
Name : PR Doyle
Designation : Executive director
Number of shares sold : 64 000 ordinary shares
Date of sale : 11 June 2007
Selling price per share : R15.6579
Proceeds : R1 002 105.60
Nature of transaction : Disposal of shares
Extent of interest : Direct beneficial
Number of shares acquired : 206 000 ordinary shares
Date of acquisition : 11 June 2007
Purchase price per share : R3.76*
Extent of interest : Direct beneficial

- Purchase price adjusted due to capital reductions

Clearance to deal in shares in terms of paragraph 3.66 of the Listings
Requirements of the JSE Limited has been obtained.
Cape Town
13 June 2007
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 13/06/2007 11:36:55 Produced by the JSE SENS Department.


update
METROPOLITAN
HOLDINGS LIMITED

# 12 September 2007

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*

# Unaudited group results for the six months ended 30 June 2007

Content | Page

# METROPOLITAN HOLDINGS FINANCIAL SERVICES GROUP

## UNAUDITED GROUP RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007

### ADDING SHAREHOLDER VALUE

- Net funds received from clients - R6.7 billion
- Value of new business – up 76%
- Diluted core headline earnings per share - up 35%
- Interim dividend per share - up 24%
- Total premium income - up 40%
- Total assets under management - R95 billion+
- Return on embedded value - 20%

### REVIEW OF OPERATIONS AND PROSPECTS

**Financial highlights**

- Diluted core headline earnings per share increased by 35% (basic 32% up), augmented by the reduction in the number of shares over the past few years.
- Headline earnings and earnings, boosted by the performance of the investment markets, were 30% higher.
- All the businesses in the group increased their operating profit, with the strongest growth coming from the newer businesses, highlighting once again the benefits of our diversification strategy.
- The unbroken record of positive cashflow from clients continued, with an unprecedented net inflow of R6.7 billion being recorded for the period under review, more than 2.5 times up on the previous period.
- The total value of new business concluded during the six-month period increased 76% from R84 million to R148 million.
- Investment income on shareholder assets was 16% higher, despite the special dividend of 77 cents per share paid during April 2007.
- Over the six month period the embedded value per share rose 22% (annualised) from 1 585 cents (after the special dividend) to 1 761 cents.

**Operational overview**

- Retail recurring premium income was 11% higher, corporate was 16% up and international increased by 5%, highlighting the continued growth in all of the life businesses.
- The value of retail new business grew by 29%, corporate 130%, international 29%, asset management 23% and health 190%.
- The retail new business margin increased from 1.5% to 1.6% (percentage of present value of future premiums (PVP) basis).
- Corporate new business showed an impressive 267% increase.
- International recorded a strong new business margin of 3.5% (PVP).
- Asset management new business grew by 23%, mainly driven by collective investments.
- New business from the health operations increased almost three times, mostly as a result of the tremendous growth in membership of the Government Employees Medical Scheme (GEMS).
- The agreement to establish a life insurance business in Nigeria was finalised and the company has started operating, increasing our non South African life companies to six.
- Once again positive operating experience variances emerged in the embedded value, highlighting the continued successes achieved from ongoing management actions.
- The economic capital model was further enhanced during the period and the output proved to be consistent during the recent turbulent market.

**Prospects**

- Metropolitan continues to capitalise on its focused market positioning, in line with its strategy to create prosperity for Africa's people by providing accessible, affordable and appropriate products.
- All businesses in the group are well prepared for the threats and opportunities posed by ongoing changes in the highly regulated environments in which they operate.
- Food and transport inflation remains the biggest challenge to our core target market. Any increase in this factor will curtail new business prospects.
- The retail business is currently reviewing its business model with a view to curtailing future expense growth. This project is still in the planning phase, and as a result no account has been taken in these results of any future project costs or related expense savings.
- The board process of finding a successor for Peter Doyle has made good progress, and an announcement will be made in due course.
- The group remains well capitalised and will continue to buy back shares up to fair value.
- The board is satisfied that the business is sustainable, thanks to its strong focus on client service, product innovation, business retention, cost containment and capital management.

**DIRECTORS' STATEMENT**

The directors take pleasure in presenting the unaudited interim results of the Metropolitan Holdings financial services group for the six months ended 30 June 2007.

These results have been prepared in accordance with International Accounting Standard 34 (IAS34) – Interim financial reporting; guidelines issued by the Actuarial Society of South Africa; and the disclosure requirements of the JSE Limited (JSE). The accounting policies of the group have been applied consistently to all the periods presented. The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates as well as the exercise of managerial judgement in the application of the group's accounting policies. Such critical judgements and accounting estimates are disclosed in detail in the annual financial statements for the year ended 31 December 2006 and, with the exception of the principal economic assumptions, have remained unchanged since then.

**Restatement of June 2006 results**

The accounting treatment of certain items has been changed from that disclosed in June 2006. In finalising the December 2006 annual financial statements, some refinements were made to the application of IFRS, as disclosed in the 2006 annual report.

- The trustees of the group's retirement and pension fund schemes have submitted their surplus apportionment arrangements in terms of the Pension Funds Second Amendment Act 39 of 2001. The Metropolitan Staff Pension Fund submission was the only arrangement noted by the Financial Services Board. Approval of the other arrangements is still outstanding. As a result of this process, a net asset of R126 million in respect of pension funds and a post-retirement medical benefit obligation of R59 million were recognised in the 2006 group results.
- IFRIC 8 – Scope of IFRS 2 – Share-based payments – was early adopted by the group on 1 January 2006 and retrospectively applied, decreasing total assets by R130 million and equity by R96 million, increasing liabilities by R18 million and decreasing earnings to equity holders of the group by R4 million.
- Management fees in Metropolitan Collective Investments Limited have been accounted for against service fees charged. This reallocation has had no impact on earnings.
- Deferred tax on owner-occupied properties was increased to the normal income tax rate, increasing liabilities by R18 million and decreasing equity by R18 million.
- Cash and cash equivalents have been reclassified between cash with a maturity date of less than 90 days and greater than 90 days.

**Standards and interpretations to published standards effective in 2007 and relevant to the group**

*IFRS 7 – Financial instruments: Disclosure; and complementary amendment to IAS 1 – Presentation of financial statements - capital disclosure.*

IFRS 7 introduces new disclosure relating to financial instruments while the complementary amendment to IAS 1 introduces new disclosure relating to capital management.

*IFRIC 10 – Interim financial reporting and impairment*

IFRIC 10 prohibits the reversal at a subsequent balance sheet date of the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost.

**Standards not yet effective but early adopted by the group**

*IFRS 8 – Operating segments* (effective from annual periods beginning on or after 1 January 2009)

IFRS 8 specifies how an entity should report information about its operating segments in annual financial statements. The requirements of IFRS 8 are based on the information about the components of the entity that management uses to make operating decisions. The group has applied IFRS 8 from 1 January 2007.

**Corporate activity during the year**

Metropolitan Holdings Limited bought back a further 24 million ordinary shares, cancelled 44 million listed ordinary shares and is holding 6 million as treasury shares.

**Related parties**

There have been no significant changes to the nature of the related party transactions as described in note 37 of the 2006 annual financial statements.

**Corporate governance**

The board has satisfied itself that appropriate principles of corporate governance were applied throughout the period under review.

**Directorate changes and directors' shareholding**

Prof Wiseman Nkuhlu was appointed group chairman on 31 May 2007. No further changes have been made to the directorate. All transactions in listed shares involving directors were disclosed on SENS as required.

**Capital commitments and contingent liabilities**

The group had no material capital commitments or contingent liabilities at 30 June 2007. The group is party to legal proceedings in the normal course of business, including one relating to the curatorship of Ovation as set out in the 2006 directors' report (page 84 of the annual report). Appropriate provisions are made when losses are expected to materialise.

**Post balance sheet events**

No material post balance sheet events occurred between the balance sheet date and the date of approval of the interim results.

**DIVIDEND DECLARATION**

**Ordinary listed shares**

The dividend policy for ordinary listed shares, approved by the directors and consistent with prior years, is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term, while allowing the dividend cover to fluctuate.

An interim dividend of 36.00 cents per ordinary share was declared on 11 September 2007. This dividend is payable to the holders of ordinary shares recorded in the register of the company at the close of business on Friday, 5 October 2007 and will be paid on Monday, 8 October 2007. The last day to trade "cum" dividend will be Friday, 28 September 2007. The shares will trade "ex" dividend from the start of business on Monday, 1 October 2007. Share certificates may not be dematerialised or rematerialised between Monday, 1 October 2007 and Friday, 5 October 2007, both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to certificated shareholders on or about payment date. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 8 October 2007.

**Preference shares (unlisted shares)**

Dividends of R27.2 million (14.4%), R4.6 million (36.00 cents per share) and R24.1 million (15.6%) were declared on 11 September 2007 on the A1, A2 and A3 Metropolitan preference shares respectively, payable on 30 September 2007. The declaration rates were determined as set out in the company's articles. These amounts are included under finance costs in these results.

Signed on behalf of the board

**Prof Wiseman Nkuhlu** *Group chairman*
**Peter Doyle** *Group chief executive*

Cape Town
11 September 2007

**Directors:**

Prof Wiseman Nkuhlu (non-executive group chairman), Peter Doyle (group chief executive), Phillip Matlakala (executive director), Abel Sithole (executive director), Preston Speckmann (executive director), Fatima Jakoet, Peter Lamprecht, Syd Muller, Bulelwa Ndamase, John Newbury, JJ Njeke, Andile Sangqu, Marius Smith, Franklin Sonn, Johan van Reenen

**Secretary:** Bongiwe Gobodo-Mbomvu

**Registration number:** 2000/031756/06
**Registered office:** 7 Parc du Cap, Mispel Road, Bellville 7535
**JSE code:** MET
**NSX code:** MTD
**ISIN NO:** ZAE000050456

**Transfer secretaries**
Link Market Services SA (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street,
Johannesburg 2001
P O Box 4844, Johannesburg 2000
Telephone: +27 11 834 2266
E-mail: info@linkmarketservices.co.za

**Sponsor**
Merrill Lynch

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED BALANCE SHEET | 30.06.2007 Rm | 30.06.2006 Rm | 31.12.2006 Rm |
|---|---|---|---|
| **ASSETS** | | | |
| Property, plant and equipment | **596** | 559 | 541 |
| Investment property | **2 478** | 2 322 | 2 492 |
| Intangible assets | **433** | 404 | 413 |
| Investment in associates | **6** | 3 | 4 |
| Financial assets (1) | **57 390** | 45 557 | 54 090 |
| Employee benefit assets | **131** | 126 | 126 |
| Deferred income tax | **4** | 3 | 11 |
| Reinsurance contracts | **237** | 181 | 217 |
| Cash and cash equivalents | **10 265** | 6 554 | 8 516 |
| **Total assets** | **71 540** | 55 709 | 66 410 |
| **EQUITY** | | | |
| Capital and reserves attributable to equity holders | **6 542** | 5 886 | 6 694 |
| Minority interests | **274** | 441 | 561 |
| **Total equity** | **6 816** | 6 327 | 7 255 |
| **LIABILITIES** | | | |
| Insurance contract liabilities | | | |
| Long-term insurance (2) | **32 579** | 26 986 | 30 790 |
| Capitation contracts | **3** | 2 | 2 |
| Financial liabilities | | | |
| Investment contracts | | | |
| – designated as at fair value through income | **13 243** | 7 893 | 11 137 |
| – with discretionary participation features (2) | **13 849** | 10 604 | 12 695 |
| Other financial liabilities | **2 189** | 1 328 | 1 849 |
| Employee benefit obligations | **237** | 243 | 223 |
| Deferred income tax | **267** | 287 | 300 |
| Other payables | **2 133** | 1 896 | 1 957 |
| Current income tax | **224** | 143 | 202 |
| **Total liabilities** | **64 724** | 49 382 | 59 155 |
| **Total equity and liabilities** | **71 540** | 55 709 | 66 410 |

(1) Financial instruments include equity and debt securities as well as loans and receivables.

(2) Under IFRS4, the group continues to account for long-term insurance contracts and investment contracts with discretionary participation features using SA GAAP.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES ON REPORTING BASIS | 30.06.2007 Rm | 30.06.2006 Rm | 31.12.2006 Rm |
|---|---|---|---|
| Total assets per balance sheet | **71 540** | 55 709 | 66 410 |
| Actuarial value of policy liabilities per balance sheet | **(59 671)** | (45 483) | (54 622) |
| Other liabilities per balance sheet | **(5 053)** | (3 900) | (4 533) |
| Minority interests | **(274)** | (441) | (561) |
| **Excess – group per reporting basis** | **6 542** | 5 885 | 6 694 |
| Net assets – other businesses | **(1 492)** | (552) | (858) |
| **Excess – long-term insurance business (3)** | **5 050** | 5 333 | 5 836 |
| **LONG-TERM INSURANCE BUSINESS (3)** | | | |
| **Change in excess of long-term insurance business (3)** | **(786)** | (811) | (308) |
| Increase in share capital | **(4)** | (25) | (35) |
| Metropolitan Kenya included in insurance | **-** | (8) | (8) |
| Exchange differences | **4** | (4) | - |
| Change in other reserves | **33** | 269 | 232 |
| Dividend paid | **1 432** | 1 578 | 2 187 |
| **Total surplus arising** | **679** | 999 | 2 068 |
| Operating profit | **322** | 274 | 660 |
| Investment income on excess | **147** | 117 | 211 |
| Net realised and fair value gains on excess | **274** | 624 | 1 245 |
| Investment variances (4) | **20** | 18 | 70 |
| Basis changes and other changes | **(89)** | (101) | (166) |
| Employee benefit asset/obligation | **5** | 67 | 67 |
| LOA statement of intent | **-** | - | (19) |
| Consolidation adjustments | **127** | (278) | (186) |
| Income tax expenses | **210** | 158 | 364 |
| Adjustment for finance costs | **23** | (1) | - |
| **Results of long-term insurance business (3)** | **1 039** | 878 | 2 246 |
| Results of other group businesses | **236** | 66 | 324 |
| **Results of operations per income statement** | **1 275** | 944 | 2 570 |

| STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES ON STATUTORY BASIS | 30.06.2007 Rm | 30.06.2006 Rm | 31.12.2006 Rm |
|---|---|---|---|
| **Reporting excess – long-term insurance business (3)** | **5 050** | 5 333 | 5 836 |
| Disallowed assets in terms of statutory requirements (5) | **(211)** | (150) | (194) |
| Capital adjustments | **402** | (200) | 101 |
| **Statutory excess – long-term insurance business (3)** | **5 241** | 4 983 | 5 743 |
| Capital adequacy requirement (CAR) (Rm) | **1 580** | 1 559 | 1 592 |
| Ratio of long-term insurance business excess to CAR (times) | **3.3** | 3.2 | 3.6 |
| Discretionary margins | **2 341** | 1 903 | 2 058 |

(3) The long-term insurance business includes both insurance and investment contract business and is the simple aggregate of all the life insurance companies in the group. It includes minority interests and other items, which are eliminated on consolidation. It excludes non-insurance business.

(4) Investment variances reflect the impact of actual investment returns on the value of future expense recoveries.

(5) Disallowed assets include goodwill, deferred acquisition costs, deferred revenue liabilities and employee benefit asset/obligation.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED INCOME STATEMENT | **6 mths to 30.06.2007 Rm** | 6 mths to 30.06.2006 Rm | 12 mths to 31.12.2006 Rm |
|---|---|---|---|
| Net insurance premiums received | **4 101** | 3 452 | 7 423 |
| Fee income | **407** | 334 | 698 |
| Investment income | **1 453** | 1 228 | 2 578 |
| Net realised and fair value gains | **3 693** | 2 801 | 9 831 |
| **Net income** | **9 654** | 7 815 | 20 530 |
| Net insurance benefits and claims | **3 069** | 2 867 | 5 634 |
| Change in provisions | **2 940** | 2 137 | 8 009 |
| Change in insurance contract provision | **1 807** | 1 437 | 5 233 |
| LOA statement of intent | **-** | - | 19 |
| Change in investment contract with DPF provision | **1 155** | 698 | 2 792 |
| Change in reinsurance provision | **(22)** | 2 | (35) |
| Fair value adjustments on investment contracts | **848** | 607 | 1 687 |
| Depreciation, amortisation and impairment expense | **65** | 64 | 127 |
| Employee benefit expense | **597** | 452 | 924 |
| Sales remuneration and distribution cost | **538** | 486 | 1 034 |
| Other expenses | **322** | 258 | 545 |
| **Expenses** | **8 379** | 6 871 | 17 960 |
| **Results of operations** | **1 275** | 944 | 2 570 |
| Share of profit of associates | **2** | 1 | 3 |
| Finance costs | **(92)** | (47) | (99) |
| **Profit before tax** | **1 185** | 898 | 2 474 |
| Income tax expenses | **(362)** | (226) | (491) |
| **Earnings** | **823** | 672 | 1 983 |
| **Attributable to:** | | | |
| Equity holders of group | **818** | 663 | 1 947 |
| Minority interests | **5** | 9 | 36 |
| | **823** | 672 | 1 983 |

## METROPOLITAN HOLDINGS – GROUP RESULTS

| RECONCILIATION OF HEADLINE EARNINGS attributable to equity holders of group | Basic earnings | | | Diluted earnings | | |
|---|---|---|---|---|---|---|
| | **6 mths to 30.06.2007 Rm** | 6 mths to 30.06.2006 Rm | 12 mths to 31.12.2006 Rm | **6 mths to 30.06.2007 Rm** | 6 mths to 30.06.2006 Rm | 12 mths to 31.12.2006 Rm |
| **Earnings** | **818** | 663 | 1 947 | **818** | 663 | 1 947 |
| Finance costs – preference shares | | | | **61** | 41 | 93 |
| **Diluted earnings** | | | | **879** | 704 | 2 040 |
| Goodwill impaired | | 4 | 4 | **-** | 4 | 4 |
| **Headline earnings** (6) | **818** | 667 | 1 951 | **879** | 708 | 2 044 |
| Net realised and fair value gains on excess | **(573)** | (392) | (1 265) | **(573)** | (392) | (1 265) |
| Basis changes, LOA statement of intent and investment variances | **66** | 83 | 111 | **66** | 83 | 111 |
| Employee benefit asset/obligation | **(5)** | (67) | (67) | **(5)** | (67) | (67) |
| IFRIC 8 – adjustment (7) | | | | **1** | 4 | 9 |
| Investment income on treasury shares – contract holders (8) | | | | **12** | 8 | 15 |
| STC on special dividend | **60** | | | **60** | | |
| **Core headline earnings** (9) | **366** | 291 | 730 | **440** | 344 | 847 |

(6) Headline earnings consist of operating profit, investment income, net realised and fair value gains, investment variances and basis and other changes. Adjustments to headline earnings, as required by SAICA Circular 7/2002, relate to returns on shareholder assets only.

(7) In terms of IFRIC 8, Metropolitan Health and Metropolitan Kenya are consolidated at 100% in the results. For the purposes of diluted core headline earnings, minority interests and investment returns are reinstated.

(8) For diluted core headline earnings, treasury shares held on behalf of contract holders are deemed to be issued. For diluted earnings and headline earnings, these shares are deemed to be cancelled.

(9) Net realised and fair value gains on investment assets, investment variances and basis and other changes can be volatile; therefore core headline earnings have been disclosed that comprise operating profit and investment income on shareholder assets.

| **EARNINGS PER SHARE** (cents) attributable to equity holders of group | **6 mths to 30.06.2007** | 6 mths to 30.06.2006 | 12 mths to 31.12.2006 |
|---|---|---|---|
| **Basic** | | | |
| Core headline earnings | **67.65** | 51.23 | 130.36 |
| Headline earnings | **151.20** | 117.43 | 348.39 |
| Earnings | **151.20** | 116.73 | 347.68 |
| Weighted average number of shares (million) | **541** | 568 | 560 |
| **Diluted** | | | |
| Core headline earnings | **61.28** | 45.26 | 112.93 |
| Weighted average number of shares (million) (7) | **718** | 760 | 750 |
| Headline earnings | **124.15** | 95.81 | 280.00 |
| Earnings | **124.15** | 95.26 | 279.45 |
| Weighted average number of shares (million) (7) | **708** | 739 | 730 |

| **DIVIDENDS** | **2007** | 2006 |
|---|---|---|
| **Ordinary listed shares** (cents per share) | | |
| Interim | **36.00** | 29.00 |
| Final | | 48.00 |
| Total | | 77.00 |
| Special dividend | | 77.00 |

## DIVIDENDS

| Convertible redeemable preference shares | | A1 | A2 | A3 |
|---|---|---|---|---|
| Paid – 31 March 2006 | Rate | 10.4% | 39.00 cps | 9.2% |
| | Rm | 24 | 5 | 10 |
| Paid – 30 September 2006 | Rate | 11.7% | 29.00 cps | 11.6% |
| | Rm | 22 | 4 | 18 |
| Paid – 31 March 2007 | Rate | 13.5% | 125.00 cps | 13.3% |
| | Rm | 26 | 16 | 21 |
| Payable – 30 September 2007 | Rate | 14.4% | 36.00 cps | 15.6% |
| | Rm | 27 | 5 | 24 |
| Redemption value (per share) | R | 5.12 | 9.18 | 9.18 |

| ANALYSIS OF DILUTED CORE HEADLINE EARNINGS | **6 mths to 30.06.2007 Rm** | 6 mths to 30.06.2006 Rm | 12 mths to 31.12.2006 Rm |
|---|---|---|---|
| **Retail business** | **217** | 199 | 436 |
| Operating profit | **307** | 281 | 627 |
| Tax | **(90)** | (82) | (191) |
| **Corporate business** | **70** | 59 | 145 |
| Operating profit | **98** | 85 | 204 |
| Tax | **(28)** | (26) | (59) |
| **International business** | **41** | 21 | 61 |
| Operating profit | **46** | 23 | 67 |
| Tax | **(5)** | (2) | (6) |
| **Asset management business** | **35** | 16 | 69 |
| Operating profit | **51** | 20 | 94 |
| Tax | **(16)** | (4) | (25) |
| **Health business** | **32** | - | 51 |
| Operating profit | **53** | 17 | 72 |
| Tax | **(21)** | (17) | (21) |
| **Shareholder capital** | **45** | 49 | 85 |
| Holding company expenses | **(26)** | (28) | (44) |
| Strategic ventures | **(20)** | (1) | (21) |
| Investment income on shareholder excess | **176** | 152 | 310 |
| Income tax on investment income | **(85)** | (74) | (160) |
| **Diluted core headline earnings** | **440** | 344 | 847 |

| RESULTS OF OPERATIONS FROM ADMINISTRATION BUSINESS (gross of minority interests and before tax) | Net income | Expenses | Results of operations | | |
|---|---|---|---|---|---|
| | | | **6 mths to 30.06.2007** | 6 mths to 30.06.2006 | 12 mths to 31.12.2006 |
| | **Rm** | **Rm** | **Rm** | Rm | Rm |
| Health business | 346 | (293) | **53** | 17 | 72 |
| Asset administration | 68 | (31) | **37** | 20 | 58 |
| Asset management | 55 | (41) | **14** | - | 36 |
| Strategic ventures | 16 | (36) | **(20)** | (1) | (21) |
| | 485 | (401) | **84** | 36 | 145 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED STATEMENT OF CHANGES IN EQUITY | **6 mths to 30.06.2007 Rm** | 6 mths to 30.06.2006 Rm | 12 mths to 31.12.2006 Rm |
|---|---|---|---|
| **Changes in share capital** | | | |
| Balance at beginning | **(136)** | 559 | 559 |
| Staff share scheme shares released | **72** | 67 | 86 |
| Shares repurchased and cancelled | **-** | (200) | (200) |
| Treasury shares held on behalf of contract holders | **53** | 29 | 61 |
| Capital reduction | **-** | (642) | (642) |
| Balance at end | **(11)** | (187) | (136) |
| **Changes in other reserves** | | | |
| Balance at beginning | **413** | 428 | 428 |
| Total recognised income | **-** | (17) | (30) |
| Earnings directly accounted for in equity | **5** | (18) | (29) |
| Foreign currency translation differences | **(5)** | 1 | (1) |
| Employee share schemes – value of services provided | **1** | 6 | 10 |
| Fair value gains – available-for-sale financial assets | **-** | - | 1 |
| Transfer from retained income | **(2)** | - | 4 |
| Balance at end (10) | **412** | 417 | 413 |
| **Changes in retained income** | | | |
| Balance at beginning | **6 417** | 5 219 | 5 219 |
| Earnings for period | **818** | 663 | 1 947 |
| Dividend paid | **(716)** | (224) | (386) |
| Shares repurchased | **(380)** | - | (358) |
| Transfer to other reserves | **2** | (2) | (5) |
| Balance at end | **6 141** | 5 656 | 6 417 |
| **Capital and reserves attributable to equity holders** | **6 542** | 5 886 | 6 694 |
| **Changes in minority interests** | | | |
| Balance at beginning | **561** | 417 | 417 |
| Total recognised income | **4** | 9 | 36 |
| Earnings for period | **5** | 9 | 36 |
| Foreign currency translation differences | **(1)** | - | - |
| Employee share schemes – value of services provided | **-** | (1) | - |
| Dividend paid | **(49)** | (35) | (34) |
| Net change in minority interests | **(242)** | 51 | 142 |
| Balance at end | **274** | 441 | 561 |
| **Total equity** | **6 816** | 6 327 | 7 255 |

(10) Other reserves consist of the following:

Land and buildings revaluation reserve: R102 million (30.06.2006: R103 million; 31.12.2006: R96 million)

Foreign currency translation reserve: (R21 million) (30.06.2006: (R14 million); 31.12.2006: (R16 million))

Fair value reserve: R36 million (30.06.2006: R33 million; 31.12.2006: R38 million)

Non-distributable reserve: R295m (30.06.2006: R295 million; 31.12.2006: R295 million)

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED CASH FLOW STATEMENT | **6 mths to 30.06.2007 Rm** | 6 mths to 30.06.2006 Rm | 12 mths to 31.12.2006 Rm |
|---|---|---|---|
| Net cash inflow from operating activities | **1 660** | 1 303 | 2 013 |
| Net cash in/(out)flow from investing activities | **48** | (1 062) | (78) |
| Net cash outflow from financing activities | **(1 047)** | (1 179) | (1 198) |
| **Net cash flow** | **661** | (938) | 737 |
| Exchange (losses)/gains on cash resources | **(58)** | 9 | 10 |
| Cash resources and funds on deposit at beginning | **7 273** | 6 526 | 6 526 |
| **Cash resources and funds on deposit at end** | **7 876** | 5 597 | 7 273 |

| SEGMENT REPORT (11) | **6 mths to 30.06.2007 Rm** | 6 mths to 30.06.2006 Rm | 12 mths to 31.12.2006 Rm |
|---|---|---|---|
| Retail business | **4 721** | 3 878 | 10 404 |
| Corporate business (12) | **3 015** | 2 386 | 6 175 |
| Health business | **346** | 267 | 560 |
| Asset management business | **123** | 87 | 216 |
| Shareholder capital (13) | **815** | 580 | 1 636 |
| International business (14) | **691** | 662 | 1 653 |
| Inter-segment fee income | **(57)** | (45) | (114) |
| **Net income per income statement** | **9 654** | 7 815 | 20 530 |
| | | | |
| Retail business | **307** | 281 | 627 |
| Corporate business (12) | **98** | 85 | 204 |
| Health business | **53** | 17 | 72 |
| Asset management business | **51** | 20 | 94 |
| Shareholder capital (13) | **739** | 465 | 1 375 |
| International business (14) | **27** | 76 | 198 |
| **Results from operations per income statement** | **1 275** | 944 | 2 570 |

(11) The segment report is compiled on the basis of Metropolitan's primary segments.

(12) The corporate business includes Metropolitan Retirement Administrators (Proprietary) Limited, a newly acquired subsidiary.

(13) Shareholder capital consists of holding company, Metropolitan Card Operations (Proprietary) Limited and shareholder return. Metropolitan Card Operations (Proprietary) Limited has net income of R16 million (30.06.2006: R3 million; 31.12.2006: R2 million) and negative results from operations of R12 million (30.06.2006 R1 million; 31.12.2006: R21 million).

(14) International, with secondary segments in Botswana, Ghana, Kenya, Lesotho, Mauritius and Namibia, includes investment return.

(15) Segment assets did not change materially from 31 December 2006, except for market related movements.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| EMBEDDED VALUE | **30.06.2007 Rm** | 30.06.2006 Rm | 31.12.2006 Rm |
|---|---|---|---|
| Reporting excess – long-term insurance business | **5 050** | 5 333 | 5 836 |
| Disallowed assets (16) | **(85)** | (29) | (73) |
| Adjustments to reporting excess | **2 470** | 1 861 | 2 085 |
| Net assets – other businesses | **1 492** | 552 | 858 |
| Dilutory effect of subsidiaries (17) | **91** | 97 | 80 |
| Staff share scheme loans | **155** | 246 | 227 |
| Liability – convertible redeemable preference shares | **832** | 824 | 832 |
| Treasury shares held on behalf of contract holders | **9** | 251 | 197 |
| Goodwill | **(109)** | (109) | (109) |
| Adjustments for | **470** | 447 | 405 |
| Asset management business | **249** | 221 | 210 |
| Health business (18) | **515** | 479 | 481 |
| Holding company expenses | **(294)** | (253) | (286) |
| **Adjusted net asset value** | **7 905** | 7 612 | 8 253 |
| **Net value of in-force business** | **4 403** | 3 516 | 4 096 |
| Individual life | **3 554** | 2 833 | 3 338 |
| Gross value of in-force business | **3 695** | 2 978 | 3 475 |
| Less: Cost of capital | **(141)** | (145) | (137) |
| Employee benefits | **849** | 683 | 758 |
| Gross value of in-force business | **924** | 781 | 830 |
| Less: Cost of capital | **(75)** | (98) | (72) |
| **Diluted embedded value** | **12 308** | 11 128 | 12 349 |
| Diluted embedded value per share (cents) | **1 761** | 1 486 | 1 710 |
| Diluted adjusted net asset value per share (cents) | **1 131** | 1 016 | 1 143 |
| Diluted number of shares in issue (million) (19) | **699** | 749 | 722 |

(16) Disallowed assets include goodwill, deferred acquisition costs and deferred revenue liabilities.

(17) For accounting purposes and in terms of IFRIC 8, Metropolitan Health and Metropolitan Kenya have been consolidated at 100% (2006: 100%) in the balance sheet. For embedded value purposes, disclosed on a diluted basis, the minority interests and related funding have been reinstated.

(18) The value of the health business is net of R38 million, being the total liability in respect of the option held by MHG management (30.06.2006: R54 million; 31.12.2006: R53 million).

(19) The diluted number of shares in issue takes into account all issued shares, assuming conversion of the convertible redeemable preference shares and the release of staff share scheme shares, and includes the treasury shares held on behalf of contract holders.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| EMBEDDED VALUE ATTRIBUTABLE TO GROUP | Net asset value Rm | Value of in-force Rm | 30.06.2007 Rm | 30.06.2006 Rm | 31.12.2006 Rm |
|---|---|---|---|---|---|
| Metropolitan Life Ltd | 4 544 | 3 919 | **8 463** | 7 883 | 8 781 |
| Metropolitan Odyssey Ltd | 34 | - | **34** | 34 | 34 |
| Metropolitan Life International Ltd | 48 | - | **48** | 47 | 48 |
| Metropolitan Life (Namibia) Ltd | 115 | 254 | **369** | 423 | 479 |
| Metropolitan Life of Botswana Ltd | 92 | 57 | **149** | 140 | 160 |
| Metropolitan Lesotho Ltd | 118 | 167 | **285** | 255 | 295 |
| Metropolitan Life Insurance Kenya Ltd | 6 | 3 | **9** | 3 | 7 |
| Metropolitan Life Insurance Ghana Ltd | 8 | 3 | **11** | 15 | 13 |
| Asset management business | 114 | 249 | **363** | 299 | 320 |
| Metropolitan Health Group | 177 | 515 | **692** | 575 | 622 |
| Metropolitan Holdings (after consolidation adjustments) | 2 288 | (294) | **1 994** | 1 563 | 1 699 |
| Goodwill | (109) | | **(109)** | (109) | (109) |
| **Total embedded value** | 7 435 | 4 873 | **12 308** | 11 128 | 12 349 |
| Adjustments to reporting excess | (2 470) | | | | |
| Disallowed assets | 85 | | | | |
| **Reporting excess – long-term insurance business** | 5 050 | | | | |

| VALUE OF NEW BUSINESS | 6 mths to 30.06.2007 Rm | 6 mths to 30.06.2006 Rm | 12 mths to 31.12.2006 Rm |
|---|---|---|---|
| Retail business | **45** | 35 | 114 |
| Gross value of new business | **46** | 38 | 116 |
| Less: Cost of capital | **(1)** | (3) | (2) |
| Corporate business | **23** | 10 | 30 |
| Gross value of new business | **26** | 15 | 37 |
| Less: Cost of capital | **(3)** | (5) | (7) |
| International business | **9** | 7 | 7 |
| Gross value of new business | **9** | 7 | 9 |
| Less: Cost of capital | **(0)** | (0) | (2) |
| **Value of long-term insurance new business** | **77** | 52 | 151 |
| Asset management business | **16** | 13 | 25 |
| Health business | **55** | 19 | 78 |
| **Total value of new business** | **148** | 84 | 254 |

- Due to rounding the cost of capital for the international business is less than R1 million.
- 2007 and 2006 results exclude Metropolitan Ghana, Metropolitan Kenya and Cover-2-Go as these businesses were in start-up phase.
- Net of minority interests.

## METROPOLITAN HOLDINGS – GROUP RESULTS

| NEW BUSINESS PREMIUMS | **6 mths to 30.06.2007 Rm** | 6 mths to 30.06.2006 Rm | 12 mths to 31.12.2006 Rm |
|---|---|---|---|
| **Recurring premiums** | | | |
| Retail business | **361** | 337 | 753 |
| Corporate business | **116** | 50 | 141 |
| International business | **42** | 44 | 89 |
| | **519** | 431 | 983 |
| **Single premiums** | | | |
| Retail business | **1 060** | 905 | 1 872 |
| Corporate business | **1 487** | 283 | 2 661 |
| International business | **58** | 74 | 157 |
| | **2 605** | 1 262 | 4 690 |
| **Annual premium equivalent (APE)** | **780** | 557 | 1 452 |
| Retail business | **467** | 428 | 940 |
| Corporate business | **265** | 78 | 407 |
| International business | **48** | 51 | 105 |
| **Present value premiums (PVP)** | **5 283** | 3 141 | 9 502 |
| Retail business | **2 808** | 2 284 | 5 410 |
| Corporate business | **2 241** | 612 | 3 563 |
| International business | **234** | 245 | 529 |

- 2007 and 2006 exclude Metropolitan Ghana (06.07: R4 million; 12.06: R4 million APE), Metropolitan Kenya (06.07: R4 million; 12.06: R4 million APE) and Cover-2-Go as these businesses were in start-up phase.
- Net of minority interests.

| PROFITABILITY OF NEW BUSINESS | **6 mths to 30.06.2007** | 6 mths to 30.06.2006 | 12 mths to 31.12.2006 |
|---|---|---|---|
| **% of APE** | **9.9** | 9.3 | 10.4 |
| Retail business | **9.6** | 8.2 | 12.1 |
| Corporate business | **8.7** | 12.8 | 7.4 |
| International business | **18.8** | 13.6 | 6.7 |
| **% of PVP** | **1.5** | 1.7 | 1.6 |
| Retail business | **1.6** | 1.5 | 2.1 |
| Corporate business | **1.0** | 1.6 | 0.8 |
| International business | **3.8** | 2.9 | 1.3 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| SOURCE OF NEW BUSINESS PRODUCTION – GROUP<br>Individual life – insurance and investment business | **30.06.2007** | | 30.06.2006 | | 31.12.2006 | |
|---|---|---|---|---|---|---|
| | **APE %** | **Total %** | APE % | Total % | APE % | Total % |
| General intermediary channel | **7** | **6** | 9 | 6 | 8 | 6 |
| Direct writers | **24** | **23** | 22 | 23 | 23 | 25 |
| Group schemes | **9** | **5** | 9 | 5 | 9 | 6 |
| Direct mail and telemarketing | **23** | **12** | 24 | 14 | 24 | 14 |
| Odyssey broker channel | **29** | **47** | 27 | 43 | 28 | 43 |
| 3rd party business | **-** | **1** | - | 2 | - | 1 |
| International | **8** | **6** | 9 | 7 | 8 | 5 |

| **PRINCIPAL ASSUMPTIONS** (South Africa) (20) | **30.06.2007**<br>**%** | 30.06.2006<br>% | 31.12.2006<br>% |
|---|---|---|---|
| Pre-tax investment return | | | |
| Equities | **10.5** | 10.8 | 10.0 |
| Properties | **10.5** | 10.8 | 10.0 |
| Government stock | **8.5** | 8.8 | 8.0 |
| Cash | **6.5** | 6.8 | 6.0 |
| Risk discount rate (RDR) | **11.0** | 11.3 | 10.5 |
| Investment return (before tax) – smoothed bonus | **9.9** | 10.2 | 9.4 |
| Expense inflation rate | **5.3** | 5.5 | 4.8 |

(20) The principal assumptions relate only to the South African life insurance business. Assumptions relating to international life insurance businesses are based on local requirements and can differ from the South African assumptions.

| **MINORITY INTERESTS** | **30.06.2007**<br>**%** | 30.06.2006<br>% | 31.12.2006<br>% |
|---|---|---|---|
| Metropolitan Life (Namibia) Ltd | **19.0** | 19.0 | 19.0 |
| Metropolitan Life of Botswana Ltd | **24.2** | 24.2 | 24.2 |
| Metropolitan Health Group | **17.6** | 17.6 | 17.6 |
| Metropolitan Life Insurance Kenya Ltd | **33.3** | 33.3 | 40.0 |
| Metropolitan Life Insurance Ghana Ltd | **40.0** | 40.0 | 40.0 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| LONG-TERM INSURANCE BUSINESS: SENSITIVITIES – 30.06.2007 | | Net worth | In-force business | | | New business written | | |
|---|---|---|---|---|---|---|---|---|
| | | | Net value | Gross value | Cost of CAR | Net value | Gross value | Cost of CAR |
| | | Rm | Rm | Rm | Rm | Rm | Rm | Rm |
| **Base value** | | **5 050** | **4 403** | **4 619** | **(216)** | **77** | **81** | **(4)** |
| 1% | increase in risk discount rate | | 4 018 | 4 346 | (328) | 63 | 69 | (6) |
| | % change | | (9) | (6) | 52 | (18) | (14) | 45 |
| 1% | reduction in risk discount rate | | 4 834 | 4 920 | (86) | 92 | 94 | (2) |
| | % change | | 10 | 7 | (60) | 21 | 16 | (62) |
| 10% | increase in future expenses | | 4 135 | 4 351 | (216) | 58 | 62 | (4) |
| | % change (note 1) | | (6) | (6) | - | (24) | (23) | - |
| 10% | increase in policy discontinuance | | 4 288 | 4 504 | (216) | 56 | 60 | (4) |
| | % change | | (3) | (2) | - | (26) | (25) | - |
| 10% | increase in mortality and morbidity | | 4 080 | 4 296 | (216) | 50 | 54 | (4) |
| | % change (note 2) | | (7) | (7) | - | (34) | (32) | - |
| 1% | reduction in gross investment return, inflation rate and risk discount rate | 5 095 | 4 397 | 4 613 | (216) | 88 | 92 | (4) |
| | % change (note 3) | 1 | - | - | - | 16 | 15 | - |
| 1% | reduction in gross investment return only (no change in risk discount rate) | 4 950 | 4 102 | 4 446 | (344) | 68 | 74 | (6) |
| | % change (note 3) | (2) | (7) | (4) | 59 | (11) | (7) | 48 |
| 1% | reduction in inflation rate | 5 189 | 4 339 | 4 555 | (216) | 86 | 90 | (4) |
| | % change | 3 | (1) | (1) | - | 12 | 12 | - |
| 10% | fall in market value of equities | 4 813 | 4 263 | 4 479 | (216) | | | |
| | % change | (5) | (3) | (3) | - | | | |
| 10% | reduction in premium indexation take-up rate | | 4 317 | 4 533 | (216) | 73 | 77 | (4) |
| | % change | | (2) | (2) | - | (4) | (4) | - |
| 10% | increase in non commission related acquisition expenses | | | | | 55 | 59 | (4) |
| | % change | | | | | (29) | (27) | - |

Notes

(1) No corresponding changes in variable policy charges are assumed, although in practice it is likely that these will be modified according to circumstances.

(2) Mortality decreases by 10% for annuities; mortality and morbidity increase by 10% for assurance.

(3) Bonus rates are assumed to change commensurately.

(4) The change in the value of cost of CAR is disclosed as nil where the sensitivity test results in an insignificant change in the value.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ANALYSIS OF CHANGES IN GROUP EMBEDDED VALUE | Other businesses | Long-term insurance business | | 6 mths to 30.06.2007 Total | 6 mths to 30.06.2006 Total | 12 mths to 31.12.2006 Total |
|---|---|---|---|---|---|---|
| | | NAV | VoIF | | | |
| | Rm | Rm | Rm | Rm | Rm | Rm |
| Profit from new business | 72 | (64) | 143 | **151** | 86 | 267 |
| Embedded value from new business | 70 | (64) | 141 | **147** | 84 | 254 |
| Expected return to end of year | 2 | - | 2 | **4** | 2 | 13 |
| Profit from existing business | 67 | 302 | 93 | **462** | 256 | 604 |
| Expected return – unwinding of RDR | 32 | - | 230 | **262** | 198 | 440 |
| Expected (or actual) net of tax profit transfer to net worth | - | 313 | (313) | - | - | - |
| Operating experience variances | 22 | 77 | 42 | **141** | 117 | 381 |
| Operating assumption changes | 13 | (88) | 134 | **59** | (59) | (166) |
| LOA statement of intent | | | | | | (51) |
| **Embedded value profit from operations** | 139 | 238 | 236 | **613** | 342 | 871 |
| Investment return on net worth | 73 | 380 | - | **453** | 512 | 1 387 |
| Investment variances | 8 | 37 | 88 | **133** | 146 | 480 |
| Economic assumption changes | - | (31) | (17) | **(48)** | (74) | (12) |
| Exchange rate movements | - | - | - | - | - | - |
| **Total embedded value profit** | 220 | 624 | 307 | **1 151** | 926 | 2 726 |
| Changes in share capital | (384) | 4 | - | **(380)** | (842) | (1 200) |
| Dividend paid | 632 | (1 383) | - | **(751)** | (261) | (429) |
| Redeemable preference shares | - | - | - | - | (122) | (123) |
| Finance costs – preference shares | (61) | - | - | **(61)** | (41) | (93) |
| **Change in embedded value** | 407 | (755) | 307 | **(41)** | (340) | 881 |
| Time weighted return on embedded value (%) (June results annualised) | | | | **20.3** | 17.7 | 26.1 |

**ANALYSIS OF VARIANCES AND OPERATING ASSUMPTION CHANGES – 30.06.2007**

**Operating experience variances**

Other businesses — A higher than expected net fee income from asset management.

Long-term insurance business

NAV — Positive variances from mortality profits across most product lines, unexpected tax profits and the impact of better than expected investment performance, including a higher than expected investment return on working capital.

Negative variances from worse than expected withdrawal experience on direct marketing and smoothed bonus business as well as expenses, including start-up costs of strategic ventures.

VoIF — Mainly due to better than expected retention of employee benefits business as well as positive contributions from mortality.

**Operating assumption changes**

Other business — A reduction in the assumed future STC rate, partially offset by an increase to future expected expenses in the holding company.

# METROPOLITAN HOLDINGS – GROUP RESULTS

**ANALYSIS OF VARIANCES AND OPERATING ASSUMPTION CHANGES – 30.06.2007**

Long-term insurance business

| | |
|---|---|
| NAV | A positive change in respect of the assumed mortality of individual funeral business was more than offset by a strengthening of the valuation basis in respect of worsening partial surrender rates on smoothed bonus business as well as lapse rates on direct marketing business and voluntary group schemes. An increase in the allowance for future renewal expenses on Namibian funeral business also had a negative impact. |
| VoIF | A better than expected mortality experience on direct marketing schemes was recognised through an increase in discretionary margins. A reduction in the assumed future STC rate had a further positive impact. |

| **PREMIUMS RECEIVED** (pre-IFRS4; excluding MHG capitation contracts) | **6 mths to 30.06.2007 Rm** | 6 mths to 30.06.2006 Rm | 12 mths to 31.12.2006 Rm |
|---|---|---|---|
| **Recurring premiums** | **3 319** | 2 977 | 6 301 |
| Retail business | **2 018** | 1 822 | 3 918 |
| Corporate business | **910** | 782 | 1 592 |
| International business | **391** | 373 | 791 |
| **Single premiums** | **2 608** | 1 271 | 4 729 |
| Retail business | **1 060** | 905 | 1 872 |
| Corporate business | **1 487** | 283 | 2 661 |
| International business | **61** | 83 | 196 |
| **Total premiums received** | **5 927** | 4 248 | 11 030 |

| **PAYMENTS TO POLICYHOLDERS** (pre-IFRS4; excluding MHG capitation contracts) | **6 mths to 30.06.2007 Rm** | 6 mths to 30.06.2006 Rm | 12 mths to 31.12.2006 Rm |
|---|---|---|---|
| **Individual life** | **2 179** | 2 108 | 4 377 |
| Death and disability claims | **435** | 436 | 934 |
| Maturity claims | **677** | 609 | 1 307 |
| Annuities | **285** | 436 | 519 |
| Surrenders | **824** | 665 | 1 697 |
| Re-insurance recoveries | **(42)** | (38) | (80) |
| **Employee benefits** | **1 442** | 1 685 | 2 775 |
| Death and disability claims | **426** | 344 | 726 |
| Maturity claims | **53** | 61 | 136 |
| Annuities | **300** | 141 | 387 |
| Withdrawal benefits | **212** | 166 | 358 |
| Terminations | **123** | 618 | 631 |
| Disinvestments | **397** | 427 | 676 |
| Re-insurance recoveries | **(69)** | (72) | (139) |
| **Total payments to policyholders** | **3 621** | 3 793 | 7 152 |

## METROPOLITAN HOLDINGS – GROUP RESULTS

| FUNDS RECEIVED FROM CLIENTS | Gross inflow Rm | Gross outflow Rm | **6 mths to 30.06.2007 Net inflow Rm** | 6 mths to 30.06.2006 Net inflow Rm | 12 mths to 31.12.2006 Net inflow Rm |
|---|---|---|---|---|---|
| Retail business | 3 078 | (1 928) | **1 150** | 822 | 1 845 |
| Corporate business | 2 397 | (1 362) | **1 035** | (535) | 1 623 |
| International business | 452 | (331) | **121** | 168 | 410 |
| **Long-term insurance business cash flows** | 5 927 | (3 621) | **2 306** | 455 | 3 878 |
| Health business | 4 964 | (4 717) | **247** | (392) | 373 |
| Asset management business | 7 847 | (3 666) | **4 181** | 2 215 | (1 863) |
| Corporate business | - | - | **-** | 231 | 371 |
| **Total funds received from clients** | 18 738 | (12 004) | **6 734** | 2 509 | 2 759 |

| NUMBER OF EMPLOYEES | **30.06.2007** | 30.06.2006 | 31.12.2006 |
|---|---|---|---|
| Indoor staff | **4 651** | 3 988 | 4 321 |
| Insurance companies | **2 560** | 2 412 | 2 506 |
| Retail | **1 343** | 1 289 | 1 325 |
| Employee benefits | **349** | 325 | 332 |
| International | **354** | 305 | 346 |
| Group services | **514** | 493 | 503 |
| Metropolitan Health Group | **1 765** | 1 425 | 1 638 |
| Asset management | **74** | 74 | 70 |
| Asset administration | **61** | 57 | 58 |
| Metropolitan Card Operations | **41** | - | 28 |
| Metropolitan Retirement Administrators | **132** | - | - |
| Holding company | **18** | 20 | 21 |
| Field staff | **3 216** | 3 506 | 3 316 |
| Retail | **2 445** | 2 895 | 2 551 |
| International | **771** | 611 | 765 |
| **Total** | **7 867** | 7 494 | 7 637 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ANALYSIS OF EXPENSES | **6 mths to 30.06.2007 Rm** | 6 mths to 30.06.2006 Rm | 12 mths to 31.12.2006 Rm |
|---|---|---|---|
| Depreciation, amortisation and impairment expense | **65** | 64 | 127 |
| Employee benefit expense | **597** | 452 | 924 |
| Sales remuneration and distribution cost | **538** | 486 | 1 034 |
| Other expenses | **322** | 258 | 545 |
| Finance costs | **92** | 47 | 99 |
| **Total expenses** | **1 614** | 1 307 | 2 729 |
| | | | |
| Long-term insurance business | **1 087** | 979 | 2 019 |
| Management expenses | **609** | 556 | 1 115 |
| Administration expenses | **552** | 494 | 988 |
| Distribution costs | **57** | 62 | 127 |
| Sales remuneration | **478** | 423 | 904 |
| Administration business | **355** | 313 | 594 |
| Health | **283** | 247 | 472 |
| Asset management | **41** | 43 | 77 |
| Asset administration | **31** | 23 | 45 |
| Finance costs – preference shares and subordinated redeemable debt | **85** | 41 | 93 |
| Holding company | **25** | 29 | 24 |
| Metropolitan Card Operations | **28** | 4 | 44 |
| Metropolitan Retirement Administrators | **21** | - | - |
| Consolidation adjustments | **18** | 8 | 22 |
| Employee benefit asset/obligation | **(5)** | (67) | (67) |
| **Total expenses** | **1 614** | 1 307 | 2 729 |

| ASSETS UNDER MANAGEMENT | **30.06.2007 Rm** | 30.06.2006 Rm | 31.12.2006 Rm |
|---|---|---|---|
| Property, plant and equipment | **596** | 559 | 541 |
| Investment property | **2 478** | 2 322 | 2 492 |
| Intangible assets | **433** | 404 | 413 |
| Investment in associates | **6** | 3 | 4 |
| Financial assets | **57 390** | 45 557 | 54 090 |
| Employee benefit assets | **131** | 126 | 126 |
| Deferred income tax | **4** | 3 | 11 |
| Reinsurance contracts | **237** | 181 | 217 |
| Cash and cash equivalents | **10 265** | 6 554 | 8 516 |
| **Total on-balance sheet assets** | **71 540** | 55 709 | 66 410 |
| Collective investments | **15 700** | 10 202 | 12 241 |
| Health | **3 723** | 2 364 | 2 669 |
| Asset management – segregated assets | **2 801** | 5 935 | 3 368 |
| Employee benefits – segregated assets | **1 246** | 1 014 | 1 170 |
| **Total assets under management** | **95 010** | 75 224 | 85 858 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ANALYSIS OF ASSETS BACKING GROUP EXCESS | 30.06.2007 | | 30.06.2006 | | 31.12.2006 | |
|---|---|---|---|---|---|---|
| | **Rm** | **%** | Rm | % | Rm | % |
| Listed equities and unit linked – local | **3 913** | **59.8** | 4 061 | 69.0 | 4 851 | 72.5 |
| Foreign investments – unit linked | **711** | **10.9** | 481 | 8.2 | 428 | 6.4 |
| Owner-occupied properties | **388** | **5.9** | 323 | 5.5 | 343 | 5.1 |
| Investment properties | **-** | **-** | 21 | 0.4 | 21 | 0.3 |
| Debt securities - fixed interest | **519** | **7.9** | 739 | 12.6 | 697 | 10.4 |
| Cash and cash equivalents | **1 279** | **19.6** | 972 | 16.5 | 1 059 | 15.8 |
| Goodwill | **148** | **2.3** | 148 | 2.5 | 148 | 2.2 |
| Other net assets | **571** | **8.7** | 210 | 3.5 | 206 | 3.1 |
| Adjustment for staff share schemes | **(155)** | **(2.4)** | (246) | (4.2) | (227) | (3.4) |
| Redeemable preference shares | **(832)** | **(12.7)** | (824) | (14.0) | (832) | (12.4) |
| **Excess - group per reporting basis** | **6 542** | **100.0** | 5 885 | 100.0 | 6 694 | 100.0 |

| GROUP EXCESS – TOP 10 EQUITY HOLDINGS | 30.06.2007 | | 30.06.2006 | | 31.12.2006 | |
|---|---|---|---|---|---|---|
| | **Rm** | **%** | Rm | % | Rm | % |
| MTN Group Ltd | **256** | **6.5** | 120 | 3.0 | 177 | 3.6 |
| Standard Bank Group Ltd | **195** | **5.0** | 140 | 3.5 | 137 | 2.8 |
| Billiton Plc | **144** | **3.7** | 150 | 3.7 | 110 | 2.3 |
| Anglo American Plc | **144** | **3.7** | 162 | 4.0 | 128 | 2.6 |
| Impala Platinum Holdings Ltd | **138** | **3.5** | 76 | 1.9 | 75 | 1.6 |
| Sasol Ltd | **130** | **3.3** | 117 | 2.9 | 88 | 1.8 |
| FirstRand Ltd | **111** | **2.8** | 82 | 2.0 | 86 | 1.8 |
| Imperial Holdings Ltd | **101** | **2.6** | 74 | 1.8 | 78 | 1.6 |
| Nedbank Group Ltd | **97** | **2.5** | - | - | 76 | 1.6 |
| Barloworld Ltd | **88** | **2.2** | - | - | - | - |
| SABMiller Plc | **-** | **-** | 96 | 2.4 | 83 | 1.7 |
| Remgro Plc | **-** | **-** | 79 | 2.0 | - | - |
| Naspers N-ord Ltd | **-** | **-** | - | - | - | - |
| | **1 404** | **35.8** | 1 096 | 27.0 | 1 038 | 21.4 |
| Collective investments | **703** | **18.0** | 1 612 | 39.7 | 1 781 | 36.7 |
| | **2 107** | **53.8** | 2 708 | 66.7 | 2 819 | 58.1 |
| **Total equities backing excess** | **3 913** | **100.0** | 4 061 | 100.0 | 4 851 | 100.0 |

## METROPOLITAN HOLDINGS – GROUP RESULTS

| STOCK EXCHANGE PERFORMANCE | 30.06.2007 | 31.12.2006 | 30.06.2006 | 31.12.2005 |
|---|---|---|---|---|
| **6 month period** | | | | |
| Value of listed shares traded (rand million) (22) | **4 454** | 2 945 | 2 669 | 1 678 |
| Volume of listed shares traded (million) (22) | **286** | 233 | 209 | 154 |
| Shares traded (% of average listed shares in issue) (21, 22) | **100.6** | 78.8 | 70.2 | 50.0 |
| Value of shares traded – life insurance (J857 – Rbn) | **53.6** | 35.4 | 46.6 | 36.1 |
| Value of shares traded – top 40 index (J200 – Rbn) | **1 051.1** | 824.5 | 910.5 | 573.6 |
| Trade prices | | | | |
| Highest (cents per share) | **1 691** | 1 581 | 1 459 | 1 220 |
| Lowest (cents per share) | **1 421** | 1 105 | 1 020 | 980 |
| Last sale of period (cents per share) | **1 486** | 1 500 | 1 180 | 1 185 |
| Percentage (%) change during period (21, 23) | **9.1** | 61.6 | 18.3 | 37.1 |
| Percentage (%) change – life insurance sector (J857) (21) | **10.8** | 32.1 | 24.4 | 53.3 |
| Percentage (%) change – top 40 index (J200) (21) | **27.9** | 33.9 | 41.3 | 63.4 |
| **30 June / 31 December** | | | | |
| Price/diluted core headline earnings ratio | **12.12** | 13.12 | 13.04 | 12.35 |
| Dividend yield % (dividend on listed shares) (21) | **5.65** | 5.13 | 5.76 | 5.32 |
| Dividend yield % – top 40 index (J200) (21) | **2.12** | 2.06 | 2.05 | 2.24 |
| **Total shares issued (million)** | | | | |
| Listed on JSE | **550** | 585 | 598 | 594 |
| Ordinary shares | **543** | 578 | 591 | 587 |
| Share incentive scheme | **7** | 7 | 7 | 7 |
| Unlisted – share purchase scheme | **32** | 41 | 44 | 48 |
| **Total ordinary shares in issue** | **582** | 626 | 642 | 642 |
| Treasury shares held | **(6)** | (27) | (16) | - |
| Treasury shares held on behalf of contract holders | **(1)** | (13) | (21) | (22) |
| Adjustment to staff share scheme shares (24) | **(37)** | (47) | (47) | (50) |
| Share incentive scheme | **(6)** | (7) | (5) | (5) |
| Share purchase scheme | **(31)** | (40) | (42) | (45) |
| **Basic number of shares in issue** | **538** | 539 | 558 | 570 |
| Adjustment to staff share scheme shares | **37** | 47 | 47 | 50 |
| Treasury shares held on behalf of contract holders | **1** | 13 | 21 | 22 |
| Convertible redeemable preference shares | **123** | 123 | 123 | 123 |
| **Diluted number of shares in issue** | **699** | 722 | 749 | 765 |
| Market capitalisation at end (Rbn) (25) | **10.39** | 10.83 | 8.84 | 9.07 |
| Percentage (%) of life insurance sector (21) | **5.03** | 5.45 | 5.07 | 6.83 |

(21) Percentages have been annualised.

(22) 30.06.2007 is net of 24 million shares acquired for R380 million as part of a share buy-back programme (31.12.2006: 27 million shares acquired for R358 million; 30.06.2006: 16 million shares acquired for R200 million; 31.12.2005: 22 million shares acquired for R242 million).

(23) 30.06.2007 has been adjusted for a special dividend of 77 cents per share (30.06.2006: capital reduction of 100 cents per share).

(24) These shares have been issued since 1 January 2001, the date on which the group adopted AC133 (now IAS39).

(25) The market capitalisation is calculated on the fully diluted number of shares in issue.

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**MET - Metropolitan Holdings Limited - Repurchase o** 5 Nov :

MET
MET
MET - Metropolitan Holdings Limited - Repurchase of metropolitan ordinary shares
METROPOLITAN HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")

REPURCHASE OF METROPOLITAN ORDINARY SHARES

1. INTRODUCTION

Shareholders are advised that Metropolitan Life Limited ("the company"), a wholly owned subsidiary of Metropolitan, has repurchased Metropolitan ordinary shares in accordance with the general authority granted by Metropolitan shareholders at the annual general meeting held on Thursday, 31 May 2007 through Merrill Lynch South Africa (Pty) Limited.

2. IMPLEMENTATION

During the period 5 June 2007 to 2 November 2007 (excluding the closed period from 1 July 2007 to 12 September 2007), the company acquired a total of 16 514 048 ordinary shares, equivalent to 3.00% of Metropolitan`s issued ordinary share capital as at 31 May 2007, at prices ranging from 1 459 cents to 1 599 cents per ordinary share, for a total consideration of approximately R257 million (excluding dealing and other associated costs).

These shares were repurchased in the open market at prices not exceeding the limits prescribed in the general authority and by the Listings Requirements of the JSE Limited ("JSE"). These shares will be cancelled and delisted as soon as possible.

The board and management of Metropolitan confirm that buying back ordinary shares at prices up to fair value, as part of an ongoing capital management programme, is an effective and efficient way of adding value for shareholders.

The extent of the outstanding repurchase authority is 94 million Metropolitan ordinary shares.

3. SOURCE OF FUNDS

The share repurchase has been funded from available cash resources.

4. OPINIONS

The directors of Metropolitan have considered the impact of the share repurchase and are unanimously of the opinion that:

- the company, and Metropolitan and its subsidiaries ("the group"), will, in the ordinary course of business, be able to pay their debts for a period of 12 months from the date of this announcement;
- the assets of the company and the group, fairly valued in accordance with the accounting policies used in the latest audited annual group financial statements, will remain in excess of the liabilities of the company and the group;
- the issued ordinary share capital and reserves of the company and the group are adequate for the purposes of the business for a period of 12 months from the date of this announcement;
- the available working capital of the company and the group is sufficient for the requirements of the company and the group for a period of 12 months from the date of this announcement; and
- subsequent to any repurchase, Metropolitan will comply with the JSE`s spread requirements.

5. FINANCIAL EFFECTS

The financial effects of this share repurchase have been prepared using accounting policies that comply with International Financial Reporting Standards and have been prepared for illustrative purposes only in order to assist shareholders to assess the impact of the share repurchase on the diluted EPS, diluted HEPS, NAV and embedded value per Metropolitan ordinary share. The presentation of the financial effects is the responsibility of

the directors and due to its nature may not fairly reflect the financial position of the group after the share repurchase.

| 30 June | As reported 2007 | After all repurchases | % change |
|---|---|---|---|
| Diluted earnings per share | 124.15 | 126.00 | 1.5 |
| Diluted headline earnings per share | 124.15 | 126.00 | 1.5 |
| Net asset value per share | 1 131 | 1 120 | (0.9) |
| Embedded value per share | 1 761 | 1 766 | 0.3 |

Assumptions: The shares were acquired out of cash resources that earned an after tax interest rate of 3.0% for the half year.
Cape Town
5 November 2007
Sponsor in South Africa
Merrill Lynch South Africa (Pty) Limited
Date: 05/11/2007 14:00:20 Produced by the JSE SENS Department.


update
METROPOLITAN
HOLDINGS LIMITED

# 7 November 2007

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*

## Operational performance for the nine months ended 30 September 2007

**Group overview**

- Management is confident that the actions taken over the past year will continue to generate positive results for the group as a whole.
- Group present value of premiums (PVP) increased by 12% year on year.
- The 34% growth in retail PVP over the nine months was driven by a change in the business mix.
- Growth of between 5% and 10% in retail recurring premium new business for the full year remains achievable.
- The corporate business has continued to take advantage of profitable opportunities in the market through innovative solutions, achieving a 143% growth in recurring new business premiums.
- The 45% growth in Metropolitan International recurring individual life new business was driven mainly by the Namibia and Botswana businesses.
- Metropolitan Health Group (MHG) continued its successful take-on of new GEMS members while two major existing contracts are in the process of being renewed.
- The group's capital management activities continue to receive focused attention, with further refinements being made to the capital model.
- The net cash received from clients, including all Metropolitan businesses, was R8.7 billion.

**Retail business**

| | 9 months to 30-Sept-05 *Rm* | 9 months to 30-Sept-06 *Rm* | Change *%* | 9 months to 30-Sept-07 *Rm* | Change *%* |
|---|---|---|---|---|---|
| **New business** | | | | | |
| Recurring premiums | 527 | 587 | 11 | 578 | (2) |
| Single premiums | 954 | 1 402 | 47 | 1 853 | 32 |
| APE | 622 | 727 | 17 | 763 | 5 |
| PVP | | 3 296 | | 4 424 | 34 |
| **Cashflow** | | | | | |
| Recurring premiums | 2 599 | 2 847 | 10 | 3 126 | 10 |
| Single premiums | 954 | 1 402 | 47 | 1 853 | 32 |
| Claims paid | 2 110 | 2 955 | 40 | 2 988 | 1 |
| Net cashflow | 1 443 | 1 294 | (10) | 1 991 | 54 |

New business

- New business improved across most of the distribution channels over the corresponding period for 2006.
- In particular, telemarketing, direct writers and Odyssey broker business delivered strong contributions.

- The increased direct marketing lapse rate assumptions, implemented at the end of 2006, have understated the year-to-date growth in recurring premium new business. This effect will not be reflected in the full year results as the 2006 full year results already incorporated these assumptions.
- Gross new recurring premium business is 10% above that for 2006.

Cashflow

- Both total recurring and single premium income increased well in excess of inflation and contributed to the growth of the in-force book.
- Claims experience remained in line with expectations, with the rate of growth slowing considerably during the period under review.
- Retention rates for our core business remained within acceptable limits; continued attention is being given to that business secured via the direct marketing channel.
- The net result of these factors is a 54% increase in net cash received.

Challenges and opportunities

- Changes to the commission structure and transitional arrangements.
- Re-alignment of the value chain and related restructuring.
- Inclusion of HTG Life (Union Life) within the Retail business cluster.

**Corporate business**

| | **9 months to 30-Sept-05** | **9 months to 30-Sept-06** | **Change** | **9 months to 30-Sept-07** | **Change** |
|---|---|---|---|---|---|
| | ***Rm*** | ***Rm*** | ***%*** | ***Rm*** | ***%*** |
| **New business** | | | | | |
| Recurring premiums | 35 | 68 | 94 | 165 | 143 |
| Single premiums | 309 | 2 583 | - | 1 655 | (36) |
| APE | 66 | 326 | 394 | 331 | 2 |
| PVP | | 3 005 | | 2 731 | (9) |
| **Cashflow** | | | | | |
| Recurring premiums | 1 087 | 1 171 | 8 | 1 357 | 16 |
| Single premiums | 309 | 2 583 | 736 | 1 655 | (36) |
| Off-balance sheet | | 321 | | - | |
| Claims paid | 2 829 | 2 088 | (26) | 2 211 | 6 |
| Net cashflow | (1 433) | 1 987 | 238 | 801 | (60) |

New business

- The employee benefits market remains a challenging one in which to secure new business.
- The 143% growth in recurring new business was generated mainly from group risk and disability solutions.
- Excluding the recent two large single premium transactions (R1.1 billion in 2007 and R2.2 billion in 2006), the residual single premium business grew by 45%, the majority of which was smoothed bonus type products.
- The pipeline for future new business remains healthy but we are cautious about the very aggressive pricing practices in the market for risk and single premium annuity contracts at the moment.

Cashflow

- Recurring premium income increased substantially over 2006, confirming the stability introduced by the growth in the EB book over the last few years.
- The ability of the corporate business to successfully administer large schemes on the MRA platform is gaining increased recognition, which bodes well for the future positioning of this business.
- The increase reflected in claims paid is as a result of the large volumes of annuity and risk business sold over the last few years. Claims experience on risk schemes remained within pricing parameters. For the year to date, annuity claims are more than double those for the similar period last year. Overall both these claim increases have been offset by favourable investment termination experience.
- Net cash flow for the year to date remains positive but is down on 2006 owing to the very large inflow in the third quarter of that year. It is expected to remain positive for the full financial year.

**International business**

| | 9 months to 30-Sept-05 | 9 months to 30-Sept-06 | Change | 9 months to 30-Sept-07 | Change |
|---|---|---|---|---|---|
| | *Rm* | *Rm* | *%* | *Rm* | *%* |
| **New business** | | | | | |
| Recurring premiums | 83 | 70 | (16) | 85 | 21 |
| Individual life | 60 | 55 | (8) | 80 | 45 |
| Employee benefits | 23 | 15 | (35) | 5 | (67) |
| Single premiums (incl EB) | 133 | 147 | 11 | 77 | (48) |
| APE | 96 | 85 | (11) | 93 | 9 |
| PVP | | 379 | | 356 | (6) |
| **Cashflow** | | | | | |
| Recurring premiums | 575 | 585 | 2 | 614 | 5 |
| Single premiums | 160 | 185 | 16 | 93 | (50) |
| Claims paid | 394 | 452 | 15 | 510 | 13 |
| Net cashflow | 341 | 318 | (7) | 197 | (38) |

New business

- Conditions in the Lesotho and Botswana markets remained challenging, whilst the Namibian business showed some improvement.
- The new operation in Ghana is progressing according to expectations, although progress in Kenya is slower than anticipated.
- UBA Metropolitan Life Insurance in Nigeria is currently assessing the implications of a recent court ruling against the national regulator that has restricted the rollout of the business.

Cashflow

- Net cashflow position remained positive.

**Asset management business**

| | 9 months to 30-Sept-05 | 9 months to 30-Sept-06 | Change | 9 months to 30-Sept-07 | Change |
|---|---|---|---|---|---|
| | *Rm* | *Rm* | *%* | *Rm* | *%* |
| **Cashflow** | | | | | |
| Third party mandates – net | 334 | (3 472) | - | 240 | - |
| Collective investments - net | 3 092 | 3 003 | (3) | 5 066 | 69 |

- Flows into collective investments have continued to exceed expectations.
- The outlook for asset management remains positive.

**New appointments**

Robert Walton was appointed managing director of Metropolitan Asset Managers at the end of June 2007.

Romeo Makhubela has been appointed to the position of chief investment officer (CIO) at MetAM with effect from January 2008. He spent close on nine years with Stanlib where he was a senior portfolio manager involved in the recently established multi-asset franchise as well as the core equity franchise. Current CIO Liston Meintjes, whose contract with MetAM expires at the end of June next year, will assist with the CIO handover process.

At the same time, Craig Whittle will be joining the MetAM team as senior portfolio manager for small/mid cap portfolios. He will also assume responsibility for the management of the Metropolitan Industrial Fund. Craig has previously been with PricewaterhouseCoopers in London, Coronation Fund Managers and more recently OMIGSA (OMAM) where he was a senior research analyst and co-managed the Old Mutual High Yield Opportunity Fund.

Wouter de Goede joined MetAM at the beginning of October as a liability-driven and hybrid investments analyst assisting with the Metropolitan Life annuity books. He previously spent time at ABSA Treasury, trading interest rate and bond options and later assuming a structuring role in both the interest rate and foreign exchange markets.

**Health business**

- At 30 September 2007 GEMS had 167 200 registered, fee-paying members, with membership continuing to increase month on month.
- Principal members under administration and franchise stood at 634 174.
- On the contract renewal front, Transmed is about to sign a 5-year contract while negotiations with Polmed are being finalised for the renewal of its contract.
- Performance levels across the board are in line with contracted service level agreements with the various schemes under administration.
- Outlook remains positive.

**Strategic initiatives**

**Metropolitan Card Operations**

Metropolitan Card Operations (MCO), launched in September 2006, completed its first full year in business at the end of the third quarter of 2007.

During its inaugural twelve months, new business growth of approximately R200m in loans advanced was achieved.

The original direct marketing business model was revised throughout the year in accordance with several business alliances or joint venture partnerships that evolved. These were both internal, involving Retail and the Metropolitan Health Group (MHG), and external in the form of the newly created Union Money business and the associated workplace opportunities.

Leveraging such initiatives while continuing to optimise the direct marketing channels will provide excellent client acquisition vehicles for growth through 2008 and beyond.

**Metropolitan in two joint ventures with NUMSA**

Metropolitan has recently entered into two joint ventures with the National Union of Metalworkers of South Africa (Numsa – 260 000 members) via its investment company.

- The company formerly known as HTG Life, which was previously 100% owned through a Numsa investment, is now owned jointly by Metropolitan and Numsa and has been renamed **Union Life**. Union Life will target clients with whom Numsa has preferred access arrangements/existing relationships, as well as marketing and distributing its products via the branch offices of Doves countrywide. (Doves Funerals is also a Numsa investment.) Union Life will continue to operate as a separate business, with Metropolitan Life providing additional skills and other resources as appropriate. No new business figures have been included in this report.
- **Union Money** is the second of the joint ventures between Numsa and Metropolitan (50/50). Union Money has been established with a single purpose in mind: to identify the specific needs of union members and develop financial products and services tailored to meet those particular needs. It is anticipated that the majority of these products will be provided by companies within the Metropolitan group and Union Life. The products will include life insurance, banking type products and medical scheme administration.

**Group perspective**

**Capital management**

- The group continues actively to monitor the capital position throughout its operations with a view to increasing the return on shareholder investments while keeping the capital adequacy risk at an acceptable level
- During the quarter under review the group re-commenced share buy back activities, with an additional 16.5 million shares (R257 million) being repurchased (refer to the separate SENS announcement for further details).

**FitchRatings confirms Metropolitan's strong capital position**
Metropolitan Life Limited, the primary operating entity and leading life insurance company in the Metropolitan Holdings group, maintained its financial strength (IFS) rating of AA- (double minus) (zaf) in 2007. Metropolitan Holdings Limited, holding company of the group, was awarded a national long-term rating of A (zaf).

**Administration expenses**
Administration expenses continue to be a key area of focus. Overall life insurance administration expenses were well contained and remain within budget.

**Curatorship of Ovation**
Shareholders are referred to the directors report (p84) of the 2006 annual report. A second report from the curators has recently been released, which contains new information on how the fraud was perpetrated. However, the full facts of this fraud are not yet known and it will still take a while for these to be established. We are monitoring the progress of the curators and will consider an appropriate course of action once we have obtained more information. In addition, we also want to consider and assess any recoveries made by the curators, details of which have been very sketchy to date.

**Comments / qualifications**
- All figures are provisional and unaudited.
- The basis on which the new business figures have been calculated is the same as that used for embedded value purposes. Premium income is included from the date on which policies come into force as opposed to the date on which they are accepted. (Figures calculated on the latter basis are normally referred to as production figures.) It should be noted that there can be a delay of up to three months between these two dates.
- The new business figures are all net of outside shareholder interests.
- The percentage ownership by the group in the international subsidiaries is as follows:
  - Metropolitan Botswana - 76%
  - Metropolitan Namibia - 81%
  - Metropolitan Kenya - 67%
  - Metropolitan Ghana – 60%

*End*


| | |
|---|---|
| ISSUED BY | NICO OOSTHUIZEN<br>MANAGER: INVESTOR RELATIONS<br>METROPOLITAN HOLDINGS LIMITED<br>TEL 021 940 6111 OR 083 285 7092 |
| DATE | 7 NOVEMBER 2007 |
| QUERIES | PETER DOYLE<br>GROUP CHIEF EXECUTIVE<br>METROPOLITAN HOLDINGS LIMITED<br>TEL 021 940 5681 OR 082 880 2690 |
| | PRESTON SPECKMANN<br>GROUP FINANCE DIRECTOR<br>METROPOLITAN HOLDINGS LIMITED<br>TEL 021 940 6634 OR 083 285 6454 |
| | TYRREL MURRAY<br>GENERAL MANAGER: GROUP FINANCE<br>METROPOLITAN HOLDINGS LIMITED<br>TEL 021 940 5083 OR 082 889 2167 |

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## MET/MTD - Metropolitan Holdings Limited - Appointm

19 Nov

MET
MET
MET/MTD - Metropolitan Holdings Limited - Appointment of group chief executive
METROPOLITAN HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Appointment of group chief executive
The board of directors of Metropolitan Holdings Ltd takes pleasure in announcing that Wilhelm van Zyl has been appointed as Group Chief Executive with effect from 1 April 2008.
This appointment is being made after the board engaged independent advisors to conduct an extensive search and evaluation of both internal and external candidates. The board is confident that van Zyl is the person to lead the group in its vision of being the leading financial services business in Africa.
Van Zyl is currently head of corporate business at Metropolitan as well as being the managing director of Metropolitan Life Ltd, the group`s largest subsidiary.
Since joining the group in 1999 after the acquisition of Commercial Union Life, van Zyl has also fulfilled the roles of group actuary and managing director of Metropolitan Odyssey Ltd. He is a qualified actuary and during 2005 successfully completed the advanced management programme at Harvard.
Enquiries: Professor Wiseman Nkuhlu - 0832597932
Cape Town
19 November 2007
Sponsor in South Africa
Merrill Lynch South Africa (Pty) Ltd
Date: 19/11/2007 11:00:01 Produced by the JSE SENS Department.


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**SENS-- Tuesday, 04 December 2007**
**MET - Metropolitan Holdings Ltd - Dealing in Secur**

MET
MET
MET - Metropolitan Holdings Ltd - Dealing in Securities by a director
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Dealing in Securities by a Director
In accordance with the Listings Requirements of the JSE Limited, the following transaction should be noted:
Name : A M Sithole
Designation : Executive Director
Date of transaction : 3 December 2007
Price per share : R15.0415
Number of ordinary shares : 200 000
Value of transaction : R3 008 300
Nature of transaction : Sale
Nature of interest : Direct, beneficial
Clearance to deal in shares in terms of paragraph 3.66 of the Listings Requirements of the JSE Limited has been obtained.
Cape Town
4 December 2007
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 04/12/2007 11:00:01 Produced by the JSE SENS Department.

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# MET/MTD - Metropolitan - Change in directorate

12 Dec 2

MET
MET
MET/MTD - Metropolitan - Change in directorate
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN Code: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
CHANGE IN DIRECTORATE
In compliance with Section 3.59 of the Listings Requirements of the JSE Ltd, notice is hereby given that Mr F W van Zyl has been appointed as an executive director of Metropolitan Holdings Ltd with effect from 1 January 2008.
Cape Town
12 December 2007
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 12/12/2007 10:06:18 Produced by the JSE SENS Department.


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**SENS-- Wednesday, 19 December 2007**

**MET/MTD - Metropolitan - Dealing in Securities by**

MET
MET
MET/MTD - Metropolitan - Dealing in Securities by Directors
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Dealing in Securities by Directors
In accordance with the Listings Requirements of the JSE Limited, the following transaction should be noted:
Name Mr J C van Reenen
Designation Non-executive director
Date of transaction 2007-12-14
Price per share R15.2750
Number of ordinary shares 20 000
Value of transaction R305 500-00
Nature of transaction Sale
Nature of interest Indirect beneficial
Clearance to deal in shares in terms of paragraph 3.66 of the Listings Requirements of the JSE Limited has been obtained.
Cape Town
19 December 2007
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 19/12/2007 10:19:46 Produced by the JSE SENS Department.

## MET/MTD - Metropolitan Holdings Ltd - Change in di

20 Dec :

MET
MET
MET/MTD - Metropolitan Holdings Ltd - Change in directorate
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN Code: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
CHANGE IN DIRECTORATE
In compliance with Section 3.59 of the Listings Requirements of the JSE Ltd, notice is hereby given that Sir Samuel Esson Jonah has been appointed as a non-executive director of Metropolitan Holdings Ltd with effect from 1 January 2008.
Cape Town
20 December 2007
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 20/12/2007 13:27:02 Produced by the JSE SENS Department.



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# MET - Metropolitan Holdings Ltd - Resignation Of S

23 Jan 2

MET
MET
MET - Metropolitan Holdings Ltd - Resignation Of Sir Sam Jonah From Metropolitan Holdings Ltd Board

METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN Code: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")

Resignation of Sir Sam Jonah from Metropolitan Holdings Ltd board

Sir Sam Jonah has tendered his resignation as a non-executive director of Metropolitan Holdings Limited with immediate effect as he already serves on the board of the Standard Bank group, which is linked to life insurer, Liberty Life.

Cape Town
23 January 2008
Sponsor
Merrill Lynch South Africa (Pty) Limited

Date: 23/01/2008 10:05:02 Produced by the JSE SENS Department.



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## MET/MTD - Metropolitan - Metropolitan`s assets und 12 Mar

MET
MET
MET/MTD - Metropolitan - Metropolitan`s assets under management exceed R100 billion in Peter Doyle`s final set of results
Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")
Metropolitan`s assets under management exceed R100 billion in Peter Doyle`s final set of results
Metropolitan`s results for the financial year ended 31 December 2007, the group`s last set of results under the leadership of current ceo Peter Doyle, were, without exception, ahead of consensus forecasts by investment analysts covering the life insurance industry. Two key milestones were reached: R100 billion in assets under management and R1 billion in core earnings.
By way of a further accolade to the man who has been at the helm for the past decade, the group posted a 32% increase in the value of new business across the group, up from R254 million in 2006 to R336 million, a noteworthy achievement in the current economic climate.
Metropolitan also stood out in its ability to increase the inflow of funds from clients, with net funds received from clients/customers in 2007 growing by more than 350% to a record-beating R12.5 billion (R2.7 billion in 2006).
The group has maintained a robust positive cashflow position throughout its 110 year history, in marked contrast to strained industry cashflows in recent years.
Both its administration businesses - asset administration and healthcare respectively - were responsible for quantum leaps in respect of new inflows, confirming the success of the diversification strategy that Doyle entrenched ever more firmly throughout his tenure.
Thanks to both the higher value of new business and greater operational efficiencies, all five business clusters lifted their contributions to group profits, once again underlining the advantage of multiple revenue streams.
The newer and therefore smaller entities achieved the strongest growth in income, international, health and corporate in particular. International`s operating profit rose by 80% from R61 million to R110 million while health`s diluted core headline earnings jumped 25% from R51 million to R64 million.
Corporate recorded a 21% rise in operating profit from R145 million to R176 million.
Total group recurring premium income, the lifeblood of the long-term insurance industry, was 10% higher at R7 billion (2006: R6.3 billion). Retail, still at the heart of the group`s business operations, achieved a recurring premium income increase of 9% while corporate registered growth of 12%.
In the retail arena, single premium income advanced 30% (from R1 872 million to R2 438 million), corroboration of escalating penetration by the Metropolitan brand into areas where previously the group`s footprint was relatively small.
At R1 003 million (18% higher than 2006`s R847 million), diluted core headline earnings marked the attainment of a major milestone in the group`s history by breaking through the R1 billion barrier well ahead of management expectations.
The equivalent per share figure climbed by an even more substantial 26% from 113 cents to 142 cents over the twelve months.
The growth in the per share figures was enhanced throughout by the reduction in the number of shares in issue due to share buy-back activities as part of the group`s ongoing capital management programme. Despite investment market volatility, Metropolitan remains appropriately apitalized.
"We regularly review our capital levels and will continue to buy back shares through the market as opportunities arise while simultaneously exploring other ways of effectively deploying capital," says Doyle.
For shareholders, the 23% increase in the total dividend for the year to 95 cents (2006: 77 cents) is extremely pleasing, confirming that the board remains

convinced of the group`s medium-term earnings prospects.
In terms of embedded value, one of the life industry`s most important valuation standards, Metropolitan`s return of 18% is gratifying, given that it far outstrips the group`s cost of capital and was driven mainly by operational improvements and the increased value of new business.
A 20% increase in assets under management to exceed the R100 billion for the first time (R102.2 billion vs R85.9 billion at 31 December 2006) provides further confirmation of the fact that Metropolitan is making its presence ever more strongly felt amongst the bigger players in the industry.
On 1 April, Wilhelm van Zyl will succeed Peter Doyle as group ceo. Metropolitan has undergone significant changes during the past ten years to attain its current strategic position, where it remains focused on creating prosperity for the people of Africa by providing them with a comprehensive range of accessible, affordable and appropriate financial products and services.
See over for table sunmarising stakeholder value-add
Summary of Metropolitan`s stakeholder value-add to December 2007

| | December 2006 | December 2007 | % growth |
|---|---|---|---|
| Diluted core headline earnings | R847m | R1 003m | 18.4 |
| Diluted core headline earnings per share | 113c | 142c | 26 |
| Earnings | R1 947m | R1 503m | (23) |
| Diluted earnings per share | 279c | 232c | (17) |
| Return on embedded value (%) | 26.1 | 17.8 | |
| Embedded value per share | 1 710 c | 1 857c | |
| Total dividend per ordinary share | 77.00c | 95.00c | 23 |
| Total premiums received | R11.0bn | R11.7bn | 6 |
| Total assets under management | R85.6bn | R102.2bn | 20 |

Notes
- Core headline earnings are a particularly appropriate measure of the performance of financial services groups such as Metropolitan in that they eliminate items of both a once-off and an inherently volatile nature, such as changes to the valuation basis and capital appreciation/depreciation.
- Diluted core headline earnings have been adjusted for the convertible redeemable preference shares, the staff share scheme shares and the treasury shares in issue - all dilutory in nature. The preference shares were issued to a consortium controlled by Metropolitan`s strategic empowerment partner, Kagiso Trust Investments (KTI).

End

ISSUED BY SUE SNOW
FINANCIAL MEDIA SPECIALIST
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406119 OR 083 300 9745
DATE 12 MARCH 2008
QUERIES PETER DOYLE
GROUP CHIEF EXECUTIVE
METROPOLITAN HOLDINGS LIMITED
TEL 021 9405681 OR 082 880 2690
PRESTON SPECKMANN
GROUP FINANCE DIRECTOR
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406634 OR 083 285 6454
TYRREL MURRAY
GENERAL MANAGER: GROUP FINANCE
METROPOLITAN HOLDINGS LIMITED
TEL 021 9405083 OR 082 889 2167

Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 12/03/2008 08:01:00 Produced by the JSE SENS Department.


update
METROPOLITAN
HOLDINGS LIMITED

# 12 March 2008

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*

**Content** **Page**

# METROPOLITAN HOLDINGS FINANCIAL SERVICES GROUP

## AUDITED GROUP RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

**ADDING SHAREHOLDER VALUE**

- Total assets under management exceed R100 billion
- Diluted core headline earnings exceed R1 billion
- Dividend per share of 95 cents
- Net funds received from clients – up 353%
- Value of new business – up 32%
- Total dividend per share - up 23%
- Diluted core headline earnings per share - up 26%

**REVIEW OF OPERATIONS AND PROSPECTS**

**Financial highlights**

- Diluted core headline earnings per share, at 142 cents, increased by 26%.
- The reduction in the number of shares in issue, as a result of the share buy back activities, enhanced the growth of all the per-share numbers.
- Headline earnings and earnings, both at 280 cent per share; include investment market performance and actuarial basis changes.
- All of the operating businesses increased their contributions to group profits, with higher growth from the smaller businesses once again highlighting the benefits of the diversification strategy.
- Retail, the largest contributor to group profits, grew its operating profit by 6%; the corporate business by 21%; the health business by 25%; and international by 80%, while asset management profits were up 1%.
- The unbroken record of positive net cash flow not only continued, but set a new record at R12.5 billion.
- Investment income on shareholder assets was 24% higher despite another R1 651 million capital having been returned to shareholders during 2007 (15% of the opening market capitalisation).
- Good investment market performance contributed to sustained positive funding levels and the continued strong capital position of the group.
- The return on embedded value of 18% was driven by further operational improvements and the increased value of new business added.

**Operational overview**

- Gross funds received from clients grew by 26% to almost R40 billion.
- Group recurring premium income increased by 10% to R7 billion.
- Retail single premium income was 30% higher, confirming once again the progressive extension of the brand.
- Retail new business APE (recurring premium income plus 10% of single premiums) was 12% higher than in 2006, enhanced by the growth in single premium business. The APE new business margin, at 11.3%, and the PVP margin, at 2.0%, fell marginally below the targeted ranges and are receiving continued attention.
- In the international arena, new business margins were boosted from 6.7% to 14.6% (APE), and from 1.3% to 3.6% (PVP).
- An impressive 47% increase in corporate recurring new business premium income boosted the value of new business by 53% to R46 million.
- Metropolitan Retirement Administrators was successfully launched and integrated into the Metropolitan group.
- The health business continued to grow its principal members under administration, from 500 000 to over 660 000, with more than 200 000 members signed up with the Government Employees Medical Scheme (GEMS) by year-end.
- Once again positive operating experience variances emerged in the embedded value, mainly resulting from higher asset values driven by both better than expected investment performance and better than expected client inflows and retention in certain parts of the business (asset levels).

- Negative operating assumption changes dampened the embedded value profit, mainly driven by a strengthening of the valuation basis in respect of investment guarantees (R37 million - PGN 110).
- Good mortality experience across the group and non-recurring tax profit enhanced operating profits while the deterioration in persistency in certain parts of the business reduced the value of in-force.

**CEO succession**

- After ten years as group ceo, and almost thirty years with the group, Peter Doyle will be stepping down on 31 March 2008.
- The board embarked on a comprehensive selection process, considering both internal and external candidates, and Wilhelm van Zyl will succeed Peter Doyle as the group ceo.

**Prospects**

- Metropolitan continues to capitalise on its focused market positioning, in line with its strategy of creating prosperity for Africa's people by providing accessible, affordable and appropriate products.
- All the businesses within the group are well prepared for the threats and opportunities posed by ongoing changes in the highly regulated environments in which they operate.
- Food prices and transport inflation as well as credit extension remain the biggest challenge to our core target market. Any further increases are likely to curtail new business prospects and threaten the persistency of the in-force book.
- The retail business is currently reviewing its business model with a view to managing future expense growth in order to enhance the value proposition for all stakeholders. This project is still in the planning phase, and as a result no account has been taken in these results of any future project costs or related expense savings.
- The board is satisfied that the business is sustainable, thanks to its strong focus on client service, product innovation, business retention, cost containment, diversification and capital management.

## DIRECTORS' STATEMENT

The directors take pleasure in presenting the audited results of the Metropolitan Holdings financial services group for the year ended 31 December 2007.

**International Financial Reporting Standards (IFRS)**

The annual financial statements have been prepared in accordance with the provisions of the South African Companies Act, 1973 as amended (but excluding the amendments made to the Companies Act in terms of the Corporate Laws Amendment Act no 24 of 2006) and the Long-term Insurance Act, 1998 as amended and also comply with guidelines issued by the Actuarial Society of South Africa. The consolidated balance sheet and income statement, statement of changes in equity and cash flow statement have been prepared in accordance with International Financial Reporting Standards (IFRS) issued and effective at the time of preparing these statements. The accounting policies of the group have been applied consistently to all the years presented.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates as well as the exercise of managerial judgement in the application of the group's accounting policies. Such judgement, assumptions, estimates and accounting policies are disclosed in detail in the annual financial statements at 31 December 2007.

**Changes to presentation and restatement of 2006 results**

The group early adopted the amendment to SAICA circular 8/2007 – Headline earnings - from 1 January 2007. There was no impact on the group's headline earnings. The actuarial liabilities were calculated taking into account the requirements of the new PGN 110 – Allowance for embedded investment derivatives.

With the implementation of IFRS 7 the presentation of the balance sheet was changed and certain items reclassified. There were also reclassifications in the income statement, without any adjustment to earnings. The details are disclosed in detail in the annual financial statements at 31 December 2007.

## CAPITAL MANAGEMENT

- In April 2007 Metropolitan paid out an additional 77 cents per share to shareholders by way of an extra dividend.

- During the year Metropolitan bought back 44 million listed ordinary shares (R690 million).
- Metropolitan Life Limited received a AA national insurer financial strength rating from Fitch Ratings.
- The economic capital model has been further refined, updated and used in product pricing and business expansion.
- The economic capital required by Metropolitan Life Limited, at 31 December 2007, is R3.9 billion, which is currently 2.7 times the statutory requirement.
- The group remains well capitalised and will continue to buy back shares up to fair value.
- The group acquired a 50% holding in HTG Life Ltd, an 80% holding in Metropolitan Retirement Administrators and a 70% holding in DFS (Pty) Ltd during 2007. These acquisitions were not material to the group and resulted in a net cash outflow of R62 million.

**CORPORATE GOVERNANCE**

The board has satisfied itself that appropriate principles of corporate governance were applied throughout the year under review.

**DIRECTORATE CHANGES AND DIRECTORS' SHAREHOLDING**

Prof Wiseman Nkuhlu was appointed group chairman on 31 May 2007. Sir Sam Jonah (non-executive) and Wilhelm van Zyl (executive) were appointed as directors with effect from 1 January 2008. Sir Sam Jonah resigned with effect from 23 January 2008 due to a conflict of interest. No further changes have been made to the directorate during the past year. Transactions in listed shares involving directors were disclosed on SENS as required.

**CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES**

The group had no material capital commitments at 31 December 2007. The group is party to legal proceedings in the normal course of business, and appropriate provisions are made when losses are expected to materialise.

**POST BALANCE SHEET EVENTS**

No material post balance sheet events occurred between the balance sheet date and the date of approval of the annual financial statements.

**DIVIDEND DECLARATION**

**Ordinary listed shares**

The dividend policy for ordinary listed shares, approved by the directors and consistent with prior years, is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term, while allowing the dividend cover to fluctuate.

An interim dividend of 36.00 cents per ordinary share was declared in September and paid in October 2007. On 11 March 2008 a final divided of 59.00 cents per ordinary share was declared. This dividend is payable to the holders of ordinary shares recorded in the register of the company at the close of business on Friday, 4 April 2008 and will be paid on Monday, 7 April 2008. The last day to trade "cum" dividend will be Friday, 28 March 2008. The shares will trade "ex" dividend from the start of business on Monday, 31 March 2008. Share certificates may not be dematerialised or rematerialised between Monday, 31 March and Friday, 4 April 2008, both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to certificated shareholders on or about payment date. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 7 April 2008.

**Staff share purchase scheme dividend**

A dividend of R16 million (2006: R20 million) was declared on the unlisted shares in the staff share purchase scheme, as provided for in the trust deed.

**Preference share dividend**

Dividends of R31 million (16.1%), R8 million (59.00 cents per share) and R28 million (18.0%) were declared on 11 March 2008 on the A1, A2 and A3 Metropolitan preference shares respectively, and are payable on 31 March 2008.

Dividends of R27 million (14.4%), R5 million (36.00 cents per share) and R24 million (15.6%) were declared in September 2007 on the A1, A2 and A3 Metropolitan preference shares respectively, and paid on 30 September 2007. The declaration rate was determined as set out in the company's articles. Preference share dividends are included under finance costs in these results.

**AUDIT OPINION**

The auditors, PricewaterhouseCoopers Inc, have issued their opinion on the group financial statements for the year ended 31 December 2007. A copy of their unqualified report is available for inspection at the company's registered office.

Signed on behalf of the board

| | |
|---|---|
| **Prof Wiseman Nkuhlu** | *Group chairman* |
| **Peter Doyle** | *Group chief executive* |

Cape Town
11 March 2008

**Directors:**

Prof Wiseman Nkuhlu (non-executive group chairman), Peter Doyle (group chief executive), Phillip Matlakala (executive director), Abel Sithole (executive director), Preston Speckmann (executive director), Fatima Jakoet, Peter Lamprecht, Syd Muller, Bulelwa Ndamase, John Newbury, JJ Njeke, Andile Sangqu, Marius Smith, Franklin Sonn, Johan van Reenen

**Secretary:** Bongiwe Gobodo-Mbomvu

**Registration number:** 2000/031756/06
**Registered office:** 7 Parc du Cap, Mispel Road, Bellville 7535
**JSE code:** MET
**NSX code:** MTD
**ISIN NO.** ZAE000050456

**Transfer secretaries**
Link Market Services SA (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street,
Johannesburg, 2001
P O Box 4844, Johannesburg, 2000
Telephone: +27 11 834 2266
E-mail: info@linkmarketservices.co.za

**Sponsor**
Merrill Lynch

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED BALANCE SHEET | 31.12.2007 Rm | 31.12.2006 Rm |
|---|---|---|
| **ASSETS** | | |
| Intangible assets | **562** | 413 |
| Owner-occupied property | **592** | 375 |
| Property and equipment | **233** | 166 |
| Investment property | **2 710** | 2 492 |
| Investment in associates (2) | **405** | 314 |
| Investment in joint ventures | **61** | - |
| Employee benefit asset | **177** | 126 |
| Financial assets (1, 2) | **60 489** | 54 033 |
| Insurance and other receivables (2) | **1 476** | 1 376 |
| Deferred income tax | **15** | 11 |
| Reinsurance contracts | **179** | 217 |
| Cash and cash equivalents (2) | **8 274** | 6 887 |
| Non-current assets held for sale | **185** | - |
| **Total assets** | **75 358** | 66 410 |
| **EQUITY** | | |
| Capital and reserves attributable to equity holders (2) | **6 817** | 6 694 |
| Minority interests (2) | **124** | 109 |
| **Total equity** | **6 941** | 6 803 |
| **LIABILITIES** | | |
| Insurance contract liabilities | | |
| Long-term insurance contracts (3) | **33 531** | 30 790 |
| Capitation contracts | **1** | 2 |
| Financial liabilities | | |
| Investment contracts – designated as at fair value through income | **14 153** | 11 137 |
| Investment contracts – with discretionary participation features (3) | **14 273** | 12 695 |
| Other financial liabilities (4) | **2 863** | 2 301 |
| Deferred income tax | **492** | 300 |
| Employee benefit obligations | **252** | 223 |
| Other payables | **2 545** | 1 957 |
| Current income tax | **307** | 202 |
| **Total liabilities** | **68 417** | 59 607 |
| **Total equity and liabilities** | **75 358** | 66 410 |

(1) Financial assets consist of the following:
Assets designated as at fair value through income: R58 264 million (2006: R52 304 million)
Assets held for trading (derivative financial assets): R850 million (2006: R599 million)
Available-for-sale assets: R7 million (2006: R10 million)
Loans and receivables: R1 368 million (2006: R1 120 million).

(2) Refer 2006 restated information under basis of presentation of financial information.

(3) Under IFRS4, the group continues to account for long-term insurance contracts and investment contracts with discretionary participation features using SA GAAP.

(4) Other financial liabilities consist of the following:
Liabilities designated as at fair value through income: R635 million (2006: R452 million)
Liabilities held for trading (derivative financial liabilities): R858 million (2006: R512 million)
Liabilities at amortised cost: R1 370 million (2006: R1 337 million)

# METROPOLITAN HOLDINGS – GROUP RESULTS

| STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES ON REPORTING BASIS | 31.12.2007 Rm | 31.12.2006 Rm |
|---|---|---|
| Total assets per balance sheet | **75 358** | 66 410 |
| Actuarial value of policy liabilities per balance sheet | **(61 957)** | (54 622) |
| Other liabilities per balance sheet | **(6 460)** | (4 985) |
| Minority interests | **(124)** | (109) |
| **Excess – group per reporting basis** | **6 817** | 6 694 |
| Net assets – other businesses | **(1 102)** | (858) |
| **Excess – long-term insurance business** (5) | **5 715** | 5 836 |
| **LONG-TERM INSURANCE BUSINESS** (5) | | |
| **Change in excess of long-term insurance business** (5) | **(121)** | (308) |
| Increase in share capital | **(12)** | (35) |
| Metropolitan Kenya included in insurance | | (8) |
| Acquisition of HTG Life Ltd | **(54)** | |
| Exchange differences | **-** | - |
| Change in other reserves | **(36)** | 232 |
| Dividend paid | **1 606** | 2 187 |
| **Total surplus arising** | **1 383** | 2 068 |
| Operating profit | **754** | 660 |
| Investment income on excess | **289** | 211 |
| Net realised and fair value gains on excess | **364** | 1 245 |
| Investment variances (6) | **29** | 70 |
| Basis and other changes | **(180)** | (166) |
| Employee benefit asset/obligation | **48** | 67 |
| Deferred tax (8) | **79** | - |
| LOA statement of intent | **-** | (19) |
| Consolidation adjustments | **217** | (186) |
| Income tax expenses (9) | **549** | 364 |
| Adjustment for finance costs | **47** | - |
| **Results of long-term insurance business** (5) | **2 196** | 2 246 |
| Results of other group businesses | **289** | 316 |
| **Results of operations per income statement** | **2 485** | 2 562 |

| STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES ON STATUTORY BASIS | 31.12.2007 Rm | 31.12.2006 Rm |
|---|---|---|
| **Reporting excess – long-term insurance business** (5) | **5 715** | 5 836 |
| Disallowed assets in terms of statutory requirements (7) | **(293)** | (194) |
| Capital adjustments | **91** | 101 |
| **Statutory excess – long-term insurance business** (5) | **5 513** | 5 743 |
| Capital adequacy requirement | **1 609** | 1 592 |
| Capital adequacy multiple | **3.4** | 3.6 |
| Discretionary margins | **2 205** | 2 058 |

(5) The long-term insurance business includes both insurance and investment contract business and is the simple aggregate of all the life insurance companies in the group. It includes minority interests and other items, which are eliminated on consolidation. It excludes non-insurance business.

(6) Investment variances reflect the impact of actual investment returns on the value of future expense recoveries.

(7) Disallowed assets include goodwill, deferred acquisition costs, deferred revenue liabilities and employee benefit asset. 2006 was restated for the employee benefit liability.

(8) Deferred tax asset created in respect of accumulated tax losses.

(9) Includes deferred tax on contract holder capital gains.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED INCOME STATEMENT | 12 mths to 31.12.2007 Rm | 12 mths to 31.12.2006 Rm |
|---|---|---|
| Net insurance premiums received | **8 792** | 7 423 |
| Fee income | **807** | 665 |
| Investment income (10) | **3 632** | 2 685 |
| Net realised and fair value gains (10) | **4 407** | 9 848 |
| **Net income** | **17 638** | 20 621 |
| Net insurance benefits and claims | **6 192** | 5 634 |
| Change in provisions | **4 215** | 8 009 |
| Change in insurance contract liability | **2 617** | 5 233 |
| LOA statement of intent | **-** | 19 |
| Change in investment contracts with DPF liability | **1 562** | 2 792 |
| Change in reinsurance provisions | **36** | (35) |
| Fair value adjustments on investment contracts liability | **1 518** | 1 687 |
| Fair value adjustments on collective investment scheme liability (10) | **13** | 8 |
| Depreciation, amortisation and impairment expenses | **169** | 183 |
| Employee benefit expenses | **1 145** | 924 |
| Sales remuneration and distribution costs (10) | **1 127** | 995 |
| Other expenses (8) | **774** | 619 |
| **Expenses** | **15 153** | 18 059 |
| **Results of operations** | **2 485** | 2 562 |
| Finance costs | **(174)** | (99) |
| Share of profit of associates | **5** | 3 |
| **Profit before tax** | **2 316** | 2 466 |
| Income tax expenses | **(788)** | (491) |
| **Earnings** | **1 528** | 1 975 |
| **Attributable to:** | | |
| Equity holders of group | **1 503** | 1 947 |
| Minority interests (10) | **25** | 28 |
| | **1 528** | 1 975 |

(10) Refer 2006 restated information under basis of presentation of financial information.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| RECONCILIATION OF HEADLINE EARNINGS attributable to equity holders of the group | Basic earnings | | Diluted earnings | |
|---|---|---|---|---|
| | **12 mths to 31.12.2007 Rm** | 12 mths to 31.12.2006 Rm | **12 mths to 31.12.2007 Rm** | 12 mths to 31.12.2006 Rm |
| **Earnings** | **1 503** | 1 947 | **1 503** | 1 947 |
| Finance costs – preference shares | | | **124** | 93 |
| **Diluted earnings** | | | **1 627** | 2 040 |
| Goodwill impaired | **-** | 4 | **-** | 4 |
| **Headline earnings** (11) | **1 503** | 1 951 | **1 627** | 2 044 |
| Net realised and fair value gains on excess | **(719)** | (1 265) | **(719)** | (1 265) |
| Basis changes, LOA statement of intent and investment variances | **64** | 111 | **64** | 111 |
| Employee benefit asset/obligation | **(48)** | (67) | **(48)** | (67) |
| IFRIC 8 – adjustment (12) | | | **6** | 9 |
| Investment income on treasury shares – contract holders (13) | | | **13** | 15 |
| STC on special dividend | **60** | | **60** | |
| **Core headline earnings** (14) | **860** | 730 | **1 003** | 847 |

(11) Headline earnings consist of operating profit, investment income, net realised and fair value gains, investment variances and basis changes. Adjustments to headline earnings, as required by SAICA Circular 8/2007, relate to returns on shareholder assets only.

(12) In terms of IFRIC 8, Metropolitan Health and Metropolitan Kenya are consolidated at 100% in the results. For the purposes of diluted core headline earnings, minority interests and investment returns are reinstated.

(13) For diluted core headline earnings, treasury shares held on behalf of contract holders are deemed to be issued. For diluted earnings and headline earnings, these shares are deemed to be cancelled.

(14) Net realised and fair value gains on investment assets, investment variances and basis changes can be volatile; therefore core headline earnings have been disclosed that comprise operating profit and investment income on shareholder assets.

| **EARNINGS PER SHARE** (cents) attributable to equity holders of the group | **12 mths to 31.12.2007** | 12 mths to 31.12.2006 |
|---|---|---|
| **Basic** | | |
| Core headline earnings | **160.15** | 130.36 |
| Headline earnings | **279.89** | 348.39 |
| Earnings | **279.89** | 347.68 |
| Weighted average number of shares (million) | **537** | 560 |
| **Diluted** | | |
| Core headline earnings | **142.27** | 112.93 |
| Diluted weighted average number of shares (million) (13) | **705** | 750 |
| Headline earnings | **232.43** | 280.00 |
| Earnings | **232.43** | 279.45 |
| Diluted weighted average number of shares (million) (13) | **700** | 730 |

| **DIVIDENDS** | **2007** | 2006 |
|---|---|---|
| **Ordinary listed shares** (cents per share) | | |
| Interim | **36.00** | 29.00 |
| Final | **59.00** | 48.00 |
| Total | **95.00** | 77.00 |
| Special dividend | | 77.00 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| DIVIDENDS | | | | |
|---|---|---|---|---|
| **Convertible redeemable preference shares** | | **A1** | **A2** | **A3** |
| Paid – 31 March 2006 | Rate | 10.4% | 39.00 cps | 9.2% |
| | Rm | 24 | 5 | 10 |
| Paid – 30 September 2006 | Rate | 11.7% | 29.00 cps | 11.6% |
| | Rm | 22 | 4 | 18 |
| Paid – 31 March 2007 | Rate | 13.5% | 125.00 cps | 13.3% |
| | Rm | 26 | 16 | 21 |
| Paid – 30 September 2007 | Rate | 14.4% | 36.00 cps | 15.6% |
| | Rm | 27 | 5 | 24 |
| Payable – 31 March 2008 | Rate | 16.1% | 59.00 cps | 18.0% |
| | Rm | 31 | 8 | 28 |
| Redemption value (per share) | R | 5.12 | 9.18 | 9.18 |

| ANALYSIS OF DILUTED CORE HEADLINE EARNINGS | **12 mths to 31.12.2007 Rm** | 12 mths to 31.12.2006 Rm |
|---|---|---|
| **Retail business** | **460** | 436 |
| Operating profit | **622** | 627 |
| Tax | **(162)** | (191) |
| **Corporate business** | **176** | 145 |
| Operating profit | **248** | 204 |
| Tax | **(72)** | (59) |
| **International business** | **110** | 61 |
| Operating profit | **116** | 67 |
| Tax | **(6)** | (6) |
| **Asset management business** | **70** | 69 |
| Operating profit | **96** | 94 |
| Tax | **(26)** | (25) |
| **Health business** | **64** | 51 |
| Operating profit | **116** | 78 |
| Tax | **(52)** | (27) |
| **Shareholder capital** | **123** | 85 |
| Holding company expenses | **(58)** | (44) |
| Strategic ventures | **(44)** | (21) |
| Investment income on shareholder excess | **384** | 310 |
| Income tax on investment income | **(159)** | (160) |
| **Diluted core headline earnings** | **1 003** | 847 |

| RESULTS OF OPERATIONS FROM ADMINISTRATION BUSINESS (gross of minority interests, before finance costs and tax) | Net income Rm | Expenses Rm | Results of operations **12 mths to 31.12.2007 Rm** | Results of operations 12 mths to 31.12.2006 Rm |
|---|---|---|---|---|
| Health business | 714 | (603) | **111** | 72 |
| Asset administration | 102 | (40) | **62** | 58 |
| Asset management (15) | 128 | (93) | **35** | 36 |
| Metropolitan Card Operations | 44 | (66) | **(22)** | (21) |
| | 988 | (802) | **186** | 145 |

(15) Included are Inter-segment income and expenses of R160 million (2006: R114 million) and R17 million (2006: R12 million) respectively.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED STATEMENT OF CHANGES IN EQUITY | 12 mths to 31.12.2007 Rm | 12 mths to 31.12.2006 Rm |
|---|---|---|
| **Changes in share capital** | | |
| Balance at beginning | **(136)** | 559 |
| Staff scheme shares released | **105** | 86 |
| Shares repurchased and cancelled | **-** | (200) |
| Treasury shares held on behalf of contract holders | **50** | 61 |
| Capital reduction | **-** | (642) |
| Balance at end | **19** | (136) |
| | | |
| **Changes in other reserves** | | |
| Balance at beginning | **413** | 428 |
| Total recognised income | **70** | (30) |
| Earnings directly accounted in equity | **65** | (29) |
| Foreign currency translation differences | **5** | (1) |
| Employee share schemes – value of services provided | **12** | 10 |
| Fair value gains – available-for-sale financial assets | **-** | 1 |
| Transfer from retained income | **-** | 4 |
| Balance at end (16) | **495** | 413 |
| | | |
| **Changes in retained income** | | |
| Balance at beginning | **6 417** | 5 219 |
| Earnings for period | **1 503** | 1 947 |
| Dividends paid | **(926)** | (386) |
| Shares repurchased | **(691)** | (358) |
| Transfer to other reserves | **-** | (5) |
| Balance at end | **6 303** | 6 417 |
| | | |
| **Capital and reserves attributable to equity holders** | **6 817** | 6 694 |
| | | |
| **Changes in minority interests** | | |
| Balance at beginning | **109** | 112 |
| Total recognised income | **26** | 28 |
| Earnings for period | **25** | 28 |
| Foreign currency translation differences | **1** | - |
| Dividend paid | **(49)** | (34) |
| Net change in minority interests | **38** | 3 |
| Balance at end | **124** | 109 |
| | | |
| **Total equity** | **6 941** | 6 803 |

(16) Other reserves consist of the following:

Land and buildings revaluation reserve: R161 million (31.12.2006: R96 million)

Foreign currency translation reserve: (R11 million) (31.12.2006: (R16 million))

Fair value reserve: R50 million (31.12.2006: R38 million)

Non-distributable reserve: R295 million (31.12.2006: R295 million)

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED CASH FLOW STATEMENT | **12 mths to 31.12.2007 Rm** | 12 mths to 31.12.2006 Rm |
|---|---|---|
| Net cash inflow from operating activities | **3 277** | 2 024 |
| Net cash outflow from investing activities | **(112)** | (232) |
| Net cash outflow from financing activities | **(1 666)** | (1 198) |
| **Net cash flow** | **1 499** | 594 |
| Net realised and fair value gains/(losses) on cash resources | **(112)** | 10 |
| Cash resources and funds on deposit at beginning | **6 887** | 6 283 |
| **Cash resources and funds on deposit at end** (17) | **8 274** | 6 887 |

(17) Refer 2006 restated information under basis of presentation of financial information.

| SEGMENT ASSETS AND LIABILITIES | **31.12.2007 Rm** | 31.12.2006 Rm |
|---|---|---|
| **Segment assets** | | |
| Retail business | **37 403** | 32 513 |
| Corporate business | **28 171** | 24 749 |
| Health business | **322** | 293 |
| Asset management business | **241** | 187 |
| Shareholder capital | **4 241** | 4 145 |
| International business | **4 980** | 4 523 |
| **Total assets per balance sheet** | **75 358** | 66 410 |
| **Segment liabilities** | | |
| Retail business | **34 680** | 30 303 |
| Actuarial value of policy liabilities | **32 400** | 28 905 |
| Other liabilities | **2 280** | 1 398 |
| Corporate business | **26 931** | 23 010 |
| Actuarial value of policy liabilities | **25 650** | 22 140 |
| Other liabilities | **1 281** | 870 |
| Health business | **141** | 97 |
| Asset management business | **71** | 51 |
| Shareholder capital | **2 187** | 2 332 |
| International business | **4 407** | 3 814 |
| Actuarial value of policy liabilities | **3 907** | 3 577 |
| Other liabilities | **500** | 237 |
| **Total liabilities per balance sheet** | **68 417** | 59 607 |

- The South African operations are segregated into retail, corporate, asset management, health and shareholders capital. The international companies, Botswana, Ghana, Kenya, Lesotho, Mauritius, Namibia and Nigeria, are all managed as a single operating segment.
- The assets for both the retail and corporate segments are set equal to the contract holder liabilities, as these liabilities are equally matched with assets, plus the allocated economic capital.
- Other segment information used to assess the performance of the operating segments is disclosed throughout the results and include, diluted core headline earnings, premiums received, fee and other income, payments to contract holders, total expenses, new business premiums, value of new business and profitability of new business as a % of APE.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| EMBEDDED VALUE | 31.12.2007 Rm | 31.12.2006 Rm |
|---|---|---|
| Reporting excess – long-term insurance business | **5 715** | 5 836 |
| Disallowed assets (18) | **(124)** | (73) |
| Adjustments to reporting excess | **2 057** | 2 085 |
| Net assets – other businesses | **1 102** | 858 |
| Dilutory effect of subsidiaries (19) | **73** | 80 |
| Staff share scheme loans | **141** | 227 |
| Liability – convertible redeemable preference shares | **837** | 832 |
| Treasury shares held on behalf of contract holders | **13** | 197 |
| Goodwill | **(109)** | (109) |
| Adjustments for | **540** | 405 |
| Asset management business | **257** | 210 |
| Health business (20) | **666** | 481 |
| Holding company expenses | **(383)** | (286) |
| **Adjusted net asset value** | **8 188** | 8 253 |
| **Net value of in-force business** | **4 420** | 4 096 |
| Individual life | **3 566** | 3 338 |
| Gross value of in-force business | **3 696** | 3 475 |
| Less: Cost of capital | **(130)** | (137) |
| Employee benefits | **854** | 758 |
| Gross value of in-force business | **911** | 830 |
| Less: Cost of capital | **(57)** | (72) |
| **Diluted embedded value** | **12 608** | 12 349 |
| Diluted embedded value per share (cents) | **1 857** | 1 710 |
| Diluted adjusted net asset value per share (cents) | **1 206** | 1 143 |
| Diluted number of shares in issue (million) (21) | **679** | 722 |

(18) Disallowed assets include goodwill, deferred acquisition costs and deferred revenue liabilities.

(19) For accounting purposes and in terms of IFRIC 8, Metropolitan Health and Metropolitan Kenya have been consolidated at 100% (2006: 100%) in the balance sheet. For embedded value purposes, disclosed on a diluted basis, minority interests and related funding have been reinstated.

(20) The value of the health business is net of R54 million, being the total liability of the option held by MHG management (31.12.2006: R53 million).

(21) The diluted number of shares in issue takes into account all issued shares, assuming conversion of the convertible redeemable preference shares and the release of staff share scheme shares, and includes the treasury shares held on behalf of contract holders.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| EMBEDDED VALUE ATTRIBUTABLE TO GROUP | Net asset value Rm | Value of in-force Rm | 31.12.2007 Rm | 31.12.2006 Rm |
|---|---|---|---|---|
| Metropolitan Life Ltd | 5 029 | 3 911 | **8 940** | 8 781 |
| Metropolitan Odyssey Ltd | 34 | - | **34** | 34 |
| HTG Life Ltd | 41 | - | **41** | - |
| Metropolitan Life International Ltd | 50 | - | **50** | 48 |
| Metropolitan Life (Namibia) Ltd | 149 | 268 | **417** | 479 |
| Metropolitan Life of Botswana Ltd | 109 | 69 | **178** | 160 |
| Metropolitan Lesotho Ltd | 141 | 166 | **307** | 295 |
| Metropolitan Life Insurance Kenya Ltd | 15 | 2 | **17** | 7 |
| Metropolitan Life Insurance Ghana Ltd | 8 | 4 | **12** | 13 |
| Asset management business | 137 | 257 | **394** | 320 |
| Metropolitan Health Group | 165 | 666 | **831** | 622 |
| Metropolitan Holdings (after consolidation adjustments) | 1 879 | (383) | **1 496** | 1 699 |
| Goodwill | (109) | | **(109)** | (109) |
| **Total embedded value** | 7 648 | 4 960 | **12 608** | 12 349 |
| Adjustments to reporting excess | (2 057) | | | |
| Disallowed assets | 124 | | | |
| **Reporting excess – long-term insurance business** | 5 715 | | | |

| VALUE OF LONG-TERM INSURANCE NEW BUSINESS | 12 mths to 31.12.2007 Rm | 12 mths to 31.12.2006 Rm |
|---|---|---|
| Retail business | **119** | 114 |
| Gross value of new business | **122** | 116 |
| Less: Cost of capital | **(3)** | (2) |
| Corporate business | **46** | 30 |
| Gross value of new business | **53** | 37 |
| Less: Cost of capital | **(7)** | (7) |
| International business | **15** | 7 |
| Gross value of new business | **15** | 9 |
| Less: Cost of capital | **(0)** | (2) |
| **Value of long-term insurance new business** | **180** | 151 |
| Asset management business | **35** | 25 |
| Health business | **121** | 78 |
| **Total value of new business** | **336** | 254 |

- 2007 and 2006 results exclude Metropolitan Ghana, Metropolitan Kenya and Cover2Go as these businesses were in start-up phase.
- Net of minority interests.
- Due to rounding, the cost of capital for the international business is less than R1 million.
- No value of new business is included for HTG Life Ltd as the company was acquired late in 2007.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| NEW BUSINESS PREMIUMS | **12 mths to 31.12.2007 Rm** | 12 mths to 31.12.2006 Rm |
|---|---|---|
| **Recurring premiums** | | |
| Retail business | **804** | 753 |
| Corporate business | **207** | 141 |
| International business | **91** | 89 |
| | **1 102** | 983 |
| **Single premiums** | | |
| Retail business | **2 519** | 1 872 |
| Corporate business | **2 154** | 2 661 |
| International business | **121** | 157 |
| | **4 794** | 4 690 |
| **Annual premium equivalent (APE)** | **1 581** | 1 452 |
| Retail business | **1 056** | 940 |
| Corporate business | **422** | 407 |
| International business | **103** | 105 |
| **Present value premiums (PVP)** | **10 068** | 9 502 |
| Retail business | **6 033** | 5 410 |
| Corporate business | **3 613** | 3 563 |
| International business | **422** | 529 |

- 2007 and 2006 exclude Metropolitan Ghana (2007: R9 million and 2006: R4 million APE), Metropolitan Kenya (2007: R4 million and 2006: R4 million APE) and Cover2Go as these businesses were in start-up phase.
- Net of minority interests.

| PROFITABILITY OF NEW BUSINESS | **12 mths to 31.12.2007** | 12 mths to 31.12.2006 |
|---|---|---|
| **% of APE** | **11.4** | 10.4 |
| Retail business | **11.3** | 12.1 |
| Corporate business | **10.9** | 7.4 |
| International business | **14.6** | 6.7 |
| **% of PVP** | **1.8** | 1.6 |
| Retail business (23) | **2.0** | 2.1 |
| Corporate business | **1.3** | 0.8 |
| International business | **3.6** | 1.3 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| **SOURCE OF NEW BUSINESS PRODUCTION – GROUP**<br>Individual life – insurance and investment business | **31.12.2007** | | 31.12.2006 | |
|---|---|---|---|---|
| | **APE %** | **Total %** | APE % | Total % |
| Tied agents & personal financial advisors | **36** | **26** | 36 | 26 |
| Brokers | **25** | **25** | 27 | 25 |
| Wholesale & credit life | **21** | **8** | 21 | 9 |
| 3rd party business | **9** | **34** | 8 | 34 |
| International | **9** | **7** | 8 | 6 |

| **PRINCIPAL ASSUMPTIONS** (South Africa) (22) | **31.12.2007**<br>**%** | 31.12.2006<br>% |
|---|---|---|
| Pre-tax investment return | | |
| Equities | **10.5** | 10.0 |
| Properties | **10.5** | 10.0 |
| Government stock | **8.5** | 8.0 |
| Cash | **6.5** | 6.0 |
| Risk discount rate | **11.0** | 10.5 |
| Investment return (before tax) – smoothed bonus | **9.9** | 9.4 |
| Expense inflation rate | **5.3** | 4.8 |

(22) The principal assumptions relate to the South African life insurance business only. Assumptions relating to the international life insurance businesses are based on local requirements and can differ from the South African assumptions.

| **MINORITY INTERESTS** | **31.12.2007**<br>**%** | 31.12.2006<br>% |
|---|---|---|
| HTG Life Ltd | **50.0** | - |
| Metropolitan Life (Namibia) Ltd | **19.0** | 19.0 |
| Metropolitan Life of Botswana Ltd | **24.2** | 24.2 |
| Metropolitan Life Insurance Kenya Ltd (19) | **33.3** | 40.0 |
| Metropolitan Life Insurance Ghana Ltd (19) | **40.0** | 40.0 |
| Metropolitan Health Group | **17.6** | 17.6 |

- The group acquired 50% joint control of UBA Metropolitan Life Insurance Nigeria Ltd in December 2007, which is treated as a joint venture.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| LONG-TERM INSURANCE BUSINESS: SENSITIVITIES – 31.12.2007 | | Net worth | In-force business | | | New business written | | |
|---|---|---|---|---|---|---|---|---|
| | | | Net value | Gross value | Cost of CAR | Net value | Gross value | Cost of CAR |
| | | Rm | Rm | Rm | Rm | Rm | Rm | Rm |
| **Base value** | | **5 715** | **4 420** | **4 607** | **(187)** | **180** | **190** | **(10)** |
| 1% | increase in risk discount rate | | 4 032 | 4 331 | (299) | 151 | 168 | (17) |
| | % change | | (9) | (6) | 61 | (16) | (12) | 62 |
| 1% | reduction in risk discount rate | | 4 852 | 4 907 | (55) | 212 | 215 | (3) |
| | % change | | 10 | 7 | (70) | 18 | 13 | (72) |
| 10% | increase in future expenses | | 4 135 | 4 322 | (187) | 149 | 159 | (10) |
| | % change (note 1) | | (6) | (6) | - | (17) | (16) | - |
| 10% | increase in policy discontinuance | | 4 282 | 4 468 | (186) | 136 | 146 | (10) |
| | % change | | (3) | (3) | - | (24) | (23) | - |
| 10% | increase in mortality and morbidity | | 4 050 | 4 237 | (187) | 120 | 130 | (10) |
| | % change (note 2) | | (8) | (8) | - | (33) | (31) | - |
| 1% | reduction in gross investment return, inflation rate and risk discount rate | 5 728 | 4 373 | 4 559 | (186) | 190 | 203 | (13) |
| | % change (note 3) | - | (1) | (1) | - | 6 | 7 | 17 |
| 1% | reduction in gross investment return only (no change in risk discount rate) | 5 589 | 4 063 | 4 379 | (316) | 147 | 166 | (19) |
| | % change (note 3) | (2) | (8) | (5) | 69 | (18) | (13) | 80 |
| 1% | reduction in inflation rate | 5 810 | 4 376 | 4 563 | (187) | 199 | 209 | (10) |
| | % change | 2 | (1) | (1) | - | 11 | 10 | - |
| 10% | fall in market value of equities | 5 453 | 4 180 | 4 380 | (200) | | | |
| | % change | (5) | (5) | (5) | 7 | | | |
| 10% | reduction in premium indexation take-up rate | | 4 322 | 4 509 | (187) | 172 | 182 | (10) |
| | % change | | (2) | (2) | - | (4) | (4) | - |
| 10% | increase in non commission related acquisition expenses | | | | | 147 | 157 | (10) |
| | % change | | | | | (18) | (17) | - |

Notes

(1) No corresponding changes in variable policy charges are assumed, although in practice it is likely that these charges will be modified according to circumstances.

(2) Mortality decreases by 10% for annuities; mortality and morbidity increase by 10% for assurance.

(3) Bonus rates are assumed to change commensurately.

(4) The change in the value of cost of CAR is disclosed as nil where the sensitivity test results in an insignificant change in the value.

# Metropolitan Holdings – Group Results

| ANALYSIS OF CHANGES IN GROUP EMBEDDED VALUE | Other businesses | Long-term insurance business | | 12 mths to 31.12.2007 Total | 12 mths to 31.12.2006 Total |
|---|---|---|---|---|---|
| | | NAV | VoIF | | |
| | Rm | Rm | Rm | Rm | Rm |
| Profit from new business | 164 | (78) | 266 | **352** | 267 |
| Embedded value from new business | 156 | (78) | 258 | **336** | 254 |
| Expected return to end of year | 8 | - | 8 | **16** | 13 |
| Profit from existing business | 83 | 718 | (20) | **781** | 604 |
| Expected return – unwinding of risk discount rate | 67 | - | 473 | **540** | 440 |
| Expected (or actual) net of tax profit transfer to net worth | - | 632 | (632) | **-** | - |
| Operating experience variances | 139 | 165 | 110 | **414** | 381 |
| Operating assumption changes | (123) | (79) | 29 | **(173)** | (166) |
| LOA statement of intent | | - | - | **-** | (51) |
| **Embedded value profit from operations** | 247 | 640 | 246 | **1 133** | 871 |
| Investment return on net worth | 92 | 676 | - | **768** | 1 387 |
| Investment variances | 8 | 76 | 54 | **138** | 480 |
| Economic assumption changes | 3 | (30) | 26 | **(1)** | (12) |
| Exchange rate movements | - | (3) | (1) | **(4)** | - |
| **Total embedded value profit** | 350 | 1 359 | 325 | **2 034** | 2 726 |
| Changes in share capital | (702) | 11 | | **(691)** | (1 200) |
| Dividend paid | 596 | (1 556) | | **(960)** | (429) |
| Acquisition of HTG Life Ltd | (41) | 41 | | **-** | |
| Redeemable preference shares | - | | | **-** | (123) |
| Finance costs – preference shares | (124) | | | **(124)** | (93) |
| **Increase in embedded value** | 79 | (145) | 325 | **259** | 881 |
| Time weighted return on embedded value (%) | | | | **17.8** | 26.1 |

**ANALYSIS OF VARIANCES AND OPERATING ASSUMPTION CHANGES – 31.12.2007**

**Operating experience variances**

Other businesses

Positive variances from a significant increase in membership of administered medical schemes as well as higher than expected net fee income from asset management resulted in an increase in embedded value.

Long-term insurance business

NAV

Positive variances from mortality profits across most product lines and geographic markets, unexpected tax profits and the impact of better than expected investment performance, including a higher than expected return on working capital.

Negative variances from worse than expected withdrawal experience on direct marketing and smoothed bonus business as well as expenses, including start-up costs of strategic ventures.

VoIF

Positive variances from better than expected retention of employee benefits business as well as positive contributions from mortality.

**Operating assumption changes**

Other businesses

Negative change from an increase in future expected expenses in the holding company, partly offset by a reduction in the assumed future STC rate.

**ANALYSIS OF VARIANCES AND OPERATING ASSUMPTION CHANGES – 31.12.2007**

Long-term insurance business

| | |
|---|---|
| NAV | Positive changes from the assumed mortality of most lines of business as well as the creation of a deferred tax asset in respect of contract holder funds.<br>Negative changes from a strengthening of the valuation basis in respect of worsening lapse rates on direct marketing business as well as methodology changes in the valuation of investment guarantees in contract holder funds. |
| VoIF | Positive change from better than expected mortality experience on direct marketing schemes, recognised through an increase in discretionary margins. A reduction in the assumed future STC rate had a further positive impact.<br>Negative change from a changed approach to providing for future tax on contract holder funds. The reduction in the VoIF was offset by a corresponding increase in the NAV by creating a deferred tax asset. |

| FUNDS RECEIVED FROM CLIENTS | Gross inflow Rm | Gross outflow Rm | **12 mths to 31.12.2007 Net inflow Rm** | 12 mths to 31.12.2006 Net inflow Rm |
|---|---|---|---|---|
| Retail business | 6 726 | (4 140) | **2 586** | 1 845 |
| Corporate business | 3 947 | (2 712) | **1 235** | 1 623 |
| International business | 975 | (670) | **305** | 410 |
| **Long-term insurance business cash flows** | 11 648 | (7 522) | **4 126** | 3 878 |
| Health business | 10 701 | (9 337) | **1 364** | 373 |
| Asset management business | 16 511 | (9 581) | **6 930** | (1 863) |
| Corporate business | 78 | - | **78** | 371 |
| **Total funds received from clients** | 38 938 | (26 440) | **12 498** | 2 759 |

| PREMIUMS RECEIVED | **12 mths to 31.12.2007 Rm** | 12 mths to 31.12.2006 Rm |
|---|---|---|
| **Recurring premiums** | **6 913** | 6 301 |
| Retail business | **4 288** | 3 918 |
| Corporate business | **1 793** | 1 592 |
| International business | **832** | 791 |
| **Single premiums** | **4 735** | 4 729 |
| Retail business | **2 438** | 1 872 |
| Corporate business | **2 154** | 2 661 |
| International business | **143** | 196 |
| Health business – capitation contracts | **19** | 17 |
| **Segment premiums received** | **11 667** | 11 047 |
| Adjustment for premiums received from investment contract holders | **(2 875)** | (3 624) |
| **Net insurance premiums per income statement** | **8 792** | 7 423 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| PAYMENTS TO CONTRACT HOLDERS | 12 mths to 31.12.2007 Rm | 12 mths to 31.12.2006 Rm |
|---|---|---|
| **Individual life** | **4 623** | 4 377 |
| Death and disability claims | **952** | 934 |
| Maturity claims | **1 417** | 1 307 |
| Annuities | **581** | 519 |
| Withdrawal benefits | **7** | - |
| Surrenders | **1 759** | 1 697 |
| Re-insurance recoveries | **(93)** | (80) |
| **Employee benefits** | **2 899** | 2 775 |
| Death and disability claims | **886** | 726 |
| Maturity claims | **136** | 136 |
| Annuities | **614** | 387 |
| Withdrawal benefits | **469** | 358 |
| Terminations | **106** | 631 |
| Disinvestments | **837** | 676 |
| Re-insurance recoveries | **(149)** | (139) |
| Capitation contracts | **17** | 16 |
| **Total payments to contract holders** | **7 539** | 7 168 |
| | | |
| Retail business | **4 140** | 3 945 |
| Corporate business | **2 712** | 2 630 |
| International business | **670** | 577 |
| Health business | **17** | 16 |
| **Segment payments to contract holders** | **7 539** | 7 168 |
| Adjustment for payments to investment contract holders | **(1 347)** | (2 077) |
| **Net insurance benefits and claims per income statement** | **6 192** | 5 091 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ANALYSIS OF EXPENSES | 12 mths to 31.122007 Rm | 12 mths to 31.12.2006 Rm |
|---|---|---|
| Depreciation, amortisation and impairment expenses | **169** | 183 |
| Employee benefit expenses | **1 145** | 924 |
| Sales remuneration and distribution costs | **1 127** | 995 |
| Other expenses | **774** | 619 |
| Finance costs | **174** | 99 |
| **Total expenses** | **3 389** | 2 820 |
| | | |
| Long-term insurance business | **2 547** | 2 263 |
| Management expenses | **1 237** | 1 115 |
| Administration expenses | **1 114** | 988 |
| Distribution costs | **123** | 127 |
| Sales remuneration | **1 001** | 904 |
| Asset management fees | **242** | 163 |
| Direct property operating expenses | **67** | 81 |
| Administration business | **771** | 594 |
| Finance costs – preference shares and subordinated redeemable debt | **170** | 93 |
| Holding company | **65** | 59 |
| Metropolitan Card Operations | **67** | 29 |
| Retirement asset/obligation | **(51)** | (67) |
| Consolidation adjustments | **(180)** | (151) |
| **Total expenses** | **3 389** | 2 820 |
| | | |
| Retail business | **1 987** | 1 808 |
| Corporate business | **312** | 224 |
| Health business | **587** | 483 |
| Asset management business | **133** | 121 |
| Shareholder capital | **256** | 61 |
| International business | **305** | 296 |
| **Segment expenses** | **3 580** | 2 993 |
| Inter-segment expenses | **(191)** | (173) |
| **Total expenses** | **3 389** | 2 820 |

## METROPOLITAN HOLDINGS – GROUP RESULTS

| NUMBER OF EMPLOYEES | 31.12.2007 | 31.12.2006 |
|---|---|---|
| Indoor staff | **4 866** | 4 321 |
| Insurance companies | **2 566** | 2 506 |
| Retail business (23) | **1 305** | 1 325 |
| Employee benefits business | **359** | 332 |
| International business | **381** | 346 |
| Group services | **521** | 503 |
| Metropolitan Health Group | **1 956** | 1 638 |
| Asset management | **75** | 70 |
| Asset administration | **69** | 58 |
| Metropolitan Card Operations | **42** | 28 |
| Metropolitan Retirement Administrators | **132** | - |
| Cover2Go | **7** | - |
| Holding company | **19** | 21 |
| Field staff | **3 409** | 3 316 |
| Retail business | **2 554** | 2 551 |
| International business | **855** | 765 |
| **Total** | **8 275** | 7 637 |

(23) Staff numbers for HTG Life Ltd and DirectFin Solutions (Pty) Ltd are excluded.

| ASSETS UNDER MANAGEMENT | 31.12.2007 Rm | 31.12.2006 Rm |
|---|---|---|
| Intangible assets | **562** | 413 |
| Owner-occupied property | **592** | 375 |
| Property and equipment | **233** | 166 |
| Investment property | **2 710** | 2 492 |
| Investment in associates | **405** | 314 |
| Investment in joint ventures | **61** | - |
| Employee benefit asset | **177** | 126 |
| Financial assets | **60 489** | 54 033 |
| Equity securities | **31 990** | 29 984 |
| Debt securities | **14 268** | 13 141 |
| Funds on deposit and other money market instruments | **2 150** | 1 351 |
| Unit linked investments | **9 863** | 7 838 |
| Derivative financial instruments | **850** | 599 |
| Loans and receivables | **1 368** | 1 120 |
| Insurance and other receivables | **1 476** | 1 376 |
| Deferred income tax | **15** | 11 |
| Reinsurance contracts | **179** | 217 |
| Cash and cash equivalents | **8 274** | 6 887 |
| Non-current assets held for sale | **185** | - |
| **Total on-balance sheet assets** | **75 358** | 66 410 |
| Collective investments | **18 403** | 12 241 |
| Health | **4 091** | 2 669 |
| Asset management – segregated assets | **2 950** | 3 368 |
| Employee benefits – segregated assets | **1 392** | 1 170 |
| **Total assets under management** | **102 194** | 85 858 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ANALYSIS OF ASSETS BACKING GROUP EXCESS | 31.12.2007 | | 31.12.2006 | |
|---|---|---|---|---|
| | **Rm** | **%** | Rm | % |
| Equity securities | **3 575** | **52.4** | 2 451 | 36.6 |
| Collective investment schemes | **1 325** | **19.4** | 2 088 | 31.2 |
| Debt securities | **523** | **7.7** | 597 | 8.9 |
| Owner-occupied properties | **592** | **8.7** | 344 | 5.1 |
| Investment properties | **103** | **1.5** | 18 | 0.3 |
| Cash and cash equivalents | **1 490** | **21.9** | 1 478 | 22.1 |
| Goodwill | **244** | **3.6** | 148 | 2.2 |
| Other net assets | **303** | **4.4** | 903 | 13.5 |
| Redeemable preference shares | **(837)** | **(12.3)** | (832) | (12.4) |
| Subordinated redeemable debt | **(501)** | **(7.3)** | (501) | (7.5) |
| **Excess - group per reporting basis** | **6 817** | **100.0** | 6 694 | 100.0 |

| GROUP EXCESS – TOP 10 EQUITY HOLDINGS | 31.12.2007 | | 31.12.2006 | |
|---|---|---|---|---|
| | **Rm** | **%** | Rm | % |
| MTN Group Ltd | **293** | **8.2** | 177 | 7.2 |
| Standard Bank Group Ltd | **211** | **5.9** | 137 | 5.6 |
| Billiton Plc | **182** | **5.0** | 110 | 4.5 |
| Sasol Ltd | **167** | **4.7** | 88 | 3.6 |
| Impala Platinum Holdings Ltd | **157** | **4.4** | 75 | 3.1 |
| Anglo American Plc | **133** | **3.7** | 128 | 5.2 |
| FirstRand Ltd | **130** | **3.7** | 86 | 3.5 |
| Nedbank Group Ltd | **111** | **3.1** | 76 | 3.1 |
| Remgro Plc | **90** | **2.5** | - | - |
| Naspers N-ord Ltd | **70** | **2.0** | - | - |
| SABMiller Plc | **-** | **-** | 83 | 3.4 |
| Imperial Holdings Ltd | **-** | **-** | 78 | 3.2 |
| | **1 544** | **43.2** | 1 038 | 42.4 |
| **Total equity securities backing group excess** | **3 575** | **100.0** | 2 451 | 100.0 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| STOCK EXCHANGE PERFORMANCE | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| **12 month period** | | | | |
| Value of listed shares traded (rand million) (24) | **7 024** | 5 614 | 3 347 | 2 049 |
| Volume of listed shares traded (million) (24) | **456** | 442 | 315 | 250 |
| Shares traded (% of average listed shares in issue) (24) | **79.7** | 75.0 | 51.1 | 37.9 |
| Value of shares traded – life insurance (J857 – Rbn) | **108.0** | 81.9 | 70.0 | 47.3 |
| Value of shares traded – top 40 index (J200 – Rbn) | **2 328.0** | 1 735.0 | 1 028.2 | 829.8 |
| Trade prices | | | | |
| Highest (cents per share) | **1 691** | 1 581 | 1 220 | 1 100 |
| Lowest (cents per share) | **1 314** | 1 020 | 950 | 680 |
| Last sale of period (cents per share) | **1 509** | 1 500 | 1 185 | 1 090 |
| Percentage (%) change during period (25) | **6.04** | 38.25 | 19.70 | 59.12 |
| Percentage (%) change – life insurance sector (J857) | **3.11** | 28.18 | 21.18 | 36.04 |
| Percentage (%) change – top 40 index (J200) | **16.11** | 37.53 | 44.12 | 20.11 |
| **31 December** | | | | |
| Price/core headline earnings ratio (diluted) | **10.61** | 13.28 | 12.35 | 12.24 |
| Dividend yield % (dividend on listed shares) | **6.30** | 5.13 | 5.32 | 4.77 |
| Dividend yield % – top 40 index (J200) | **2.39** | 2.06 | 2.24 | 2.49 |
| **Total shares issued (million)** | | | | |
| Listed on JSE | **559** | 585 | 594 | 641 |
| Ordinary shares | **553** | 578 | 587 | 632 |
| Share incentive scheme | **6** | 7 | 7 | 9 |
| Unlisted – share purchase scheme | **23** | 41 | 48 | 63 |
| **Total ordinary shares in issue** | **582** | 626 | 642 | 704 |
| Treasury shares held in subsidiary company | **(26)** | (27) | - | (41) |
| Treasury shares held on behalf of contract holders | **(1)** | (13) | (22) | |
| Adjustment to staff share scheme shares (26) | **(26)** | (47) | (50) | (53) |
| Share incentive scheme | **(4)** | (7) | (5) | (5) |
| Share purchase scheme | **(22)** | (40) | (45) | (48) |
| **Basic number of shares in issue** | **529** | 539 | 570 | 610 |
| Adjustment to staff share scheme shares | **26** | 47 | 50 | 53 |
| Treasury shares held on behalf of contract holders | **1** | 13 | 22 | |
| Convertible redeemable preference shares | **123** | 123 | 123 | - |
| **Diluted number of shares in issue** (27) | **679** | 722 | 765 | 663 |
| Market capitalisation at period-end (Rbn) (28) | **10.25** | 10.83 | 9.07 | 8.06 |
| Percentage (%) of life insurance sector | **4.93** | 5.45 | 6.83 | 7.04 |

(24) 31.12.2007 is net of 44 million shares acquired for R690 million as part of a share buy-back programme (31.12.2006: 42 million shares acquired for R558 million; 31.12.2005: 22 million shares acquired for R242 million).

(25) 2007 has been adjusted for the special dividend of 77 cents per share paid in April, while both 2006 and 2005 have been adjusted for a capital reduction of 100 cents.

(26) These shares were issued after 1 January 2001, the date on which the group adopted AC133 (now IAS39).

(27) The diluted number of shares in issue takes into account all issued shares, assuming conversion of the convertible redeemable preference shares and the release of staff share scheme shares, and includes the treasury shares held on behalf of contract holders.

(28) The market capitalisation is calculated on the diluted number of shares in issue.

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## MET/MTD - Metropolitan - Metropolitan`s assets und 12 Mar

MET
MET
MET/MTD - Metropolitan - Metropolitan`s assets under management exceed R100 billion in Peter Doyle`s final set of results
Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")
Metropolitan`s assets under management exceed R100 billion in Peter Doyle`s final set of results
Metropolitan`s results for the financial year ended 31 December 2007, the group`s last set of results under the leadership of current ceo Peter Doyle, were, without exception, ahead of consensus forecasts by investment analysts covering the life insurance industry. Two key milestones were reached: R100 billion in assets under management and R1 billion in core earnings.
By way of a further accolade to the man who has been at the helm for the past decade, the group posted a 32% increase in the value of new business across the group, up from R254 million in 2006 to R336 million, a noteworthy achievement in the current economic climate.
Metropolitan also stood out in its ability to increase the inflow of funds from clients, with net funds received from clients/customers in 2007 growing by more than 350% to a record-beating R12.5 billion (R2.7 billion in 2006).
The group has maintained a robust positive cashflow position throughout its 110 year history, in marked contrast to strained industry cashflows in recent years.
Both its administration businesses - asset administration and healthcare respectively - were responsible for quantum leaps in respect of new inflows, confirming the success of the diversification strategy that Doyle entrenched ever more firmly throughout his tenure.
Thanks to both the higher value of new business and greater operational efficiencies, all five business clusters lifted their contributions to group profits, once again underlining the advantage of multiple revenue streams.
The newer and therefore smaller entities achieved the strongest growth in income, international, health and corporate in particular. International`s operating profit rose by 80% from R61 million to R110 million while health`s diluted core headline earnings jumped 25% from R51 million to R64 million.
Corporate recorded a 21% rise in operating profit from R145 million to R176 million.
Total group recurring premium income, the lifeblood of the long-term insurance industry, was 10% higher at R7 billion (2006: R6.3 billion). Retail, still at the heart of the group`s business operations, achieved a recurring premium income increase of 9% while corporate registered growth of 12%.
In the retail arena, single premium income advanced 30% (from R1 872 million to R2 438 million), corroboration of escalating penetration by the Metropolitan brand into areas where previously the group`s footprint was relatively small.
At R1 003 million (18% higher than 2006`s R847 million), diluted core headline earnings marked the attainment of a major milestone in the group`s history by breaking through the R1 billion barrier well ahead of management expectations.
The equivalent per share figure climbed by an even more substantial 26% from 113 cents to 142 cents over the twelve months.
The growth in the per share figures was enhanced throughout by the reduction in the number of shares in issue due to share buy-back activities as part of the group`s ongoing capital management programme. Despite investment market volatility, Metropolitan remains appropriately apitalized.
"We regularly review our capital levels and will continue to buy back shares through the market as opportunities arise while simultaneously exploring other ways of effectively deploying capital," says Doyle.
For shareholders, the 23% increase in the total dividend for the year to 95 cents (2006: 77 cents) is extremely pleasing, confirming that the board remains



19 January 2007
REF: tha/19801

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 18 January 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 22 January 2007 in respect of 50 300 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R585-49 divided into 585 494 286 ordinary shares of 0.0001 cent each.

A balance of R9 645 196 407-79 has been brought forward from your previous application dated 8 December 2006. The issue price of the shares which are the subject of this application is R361 930-00 which leaves a balance of R9 644 834 477-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**





20 March 2007
REF: AS/20369

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 19 March 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 22 March 2007 in respect of 774 900 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R586-27 divided into 586 269 186 ordinary shares of 0.0001 cent each.

A balance of R9 644 834 477-79 has been brought forward from your previous application dated 18 January 2007. The issue price of the shares which are the subject of this application is R6 045 959-00 which leaves a balance of R9 638 788 518-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**



cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**

**JSE Limited Registration Number:** 2005/022939/06
One Exchange Square, Gwen Lane, Sandown, South Africa. Private Bag X991174, Sandton, 2146, South Africa. Telephone: +27 11 520 7000, Facsimile: +27 11 520 8584, www.jse.co.za

**Member of the World Federation of Exchanges**



26 March 2007
REF: AS/20408

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 23 March 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 27 March 2007 in respect of 50 000 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R586-31 divided into 586 319 186 ordinary shares of 0.0001 cent each.

A balance of R9 638 788 518-79 has been brought forward from your previous application dated 19 March 2007. The issue price of the shares which are the subject of this application is R326 500-00 which leaves a balance of R9 638 462 018-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**





10 April 2007
REF: tha/20589

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 04 April 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 11 April 2007 in respect of 30 700 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R586-35 divided into 586 349 886 ordinary shares of 0.0001 cent each.

A balance of R9 638 462 018-79 has been brought forward from your previous application dated 23 March 2007. The issue price of the shares which are the subject of this application is R244 400-00 which leaves a balance of R9 638 217 618-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**





25 April 2007
REF: tha/20800

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 24 April 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 26 April 2007 in respect of 87 800 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R586-44 divided into 586 437 686 ordinary shares of 0.0001 cent each.

A balance of R9 638 217 618-79 has been brought forward from your previous application dated 04 April 2007. The issue price of the shares which are the subject of this application is R580 026-00 which leaves a balance of R9 637 637 592-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**





21 May 2007
REF: JVDM/21043

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 17 May 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 22 May 2007 in respect of 14 900 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R586-45 divided into 586 452 586 ordinary shares of 0.0001 cent each.

A balance of R9 637 592-79 has been brought forward from your previous application dated 24 April 2007. The issue price of the shares which are the subject of this application is R102 065-00 which leaves a balance of R9 637 535 527-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**





29 May 2007
REF: JVDM/21142

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 28 May 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 30 May 2007 in respect of 8 014 600 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R594-47 divided into 594 467 186 ordinary shares of 0.0001 cent each.

A balance of R9 637 535 527-79 has been brought forward from your previous application dated 17 May 2007. The issue price of the shares which are the subject of this application is R53 338 073-00 which leaves a balance of R9 584 197 454-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**





05 June 2007
REF: AS/21226

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 31 May 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 06 June 2007 in respect of 8 600 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R594-48 divided into 594 475 786 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 584 197 454-79 has been brought forward from your previous application dated 28 May 2007. The issue price of the shares which are the subject of this application is R56 158-00 which leaves a balance of R9 584 141 296-79 to your credit for any future applications.

Yours faithfully



**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**





29 June 2007
REF: II/21555

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 27 June 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 02 July 2007 in respect of 21 700 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1000.00 and will be amended to show the listed ordinary share capital as R550.47 divided into 550 474 337 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 584 141 296.79 has been brought forward from your previous application dated 31 May 2007. The issue price of the shares which are the subject of this application is R155 704.00 which leaves a balance of R9 583 985 592.79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER
CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**





30 July 2007
REF: II/21802

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 20 July 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 31 July 2007 in respect of 1 100 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1000.00 and will be amended to show the listed ordinary share capital as R550.48 divided into 550 475 437 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 583 985 592.79 has been brought forward from your previous application dated 27 June 2007. The issue price of the shares which are the subject of this application is R12 012.00 which leaves a balance of R9 583 973 580.79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**





15 August 2007
REF: JVDM/21968

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 10 August 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 16 August 2007 in respect of 94 200 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R550-57 divided into 550 569 637 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 583 973 580-79 has been brought forward from your previous application dated 20 July 2007. The issue price of the shares which are the subject of this application is R619 114-00 which leaves a balance of R9 583 354 466-79 to your credit for any future applications.

Yours faithfully



**A VISSER : GENERAL MANAGER CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**





20 September 2007
REF: LM/22381

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 18 September 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 21 September 2007 in respect of 182 100 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R550.75 divided into 550 751 737 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 583 354 466.79 has been brought forward from your previous application dated 10 August 2007. The issue price of the shares which are the subject of this application is R1 264 123.00 which leaves a balance of R9 582 090 343.79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**





11 October 2007
REF: LM/22381

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 9 October 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 12 October 2007 in respect of 103 800 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R550.85 divided into 550 855 537 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 582 090 343-79 has been brought forward from your previous application dated 18 September 2007. The issue price of the shares which are the subject of this application is R729 509-00 which leaves a balance of R9 581 360 834-79 to your credit for any future applications.

Yours faithfully



**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**





05 November 2007
REF: SH/22902

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 29 October 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 6 November 2007 in respect of 238 700 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R551.09 divided into 551 094 237 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 581 360 834-79 has been brought forward from your previous application dated 9 October 2007. The issue price of the shares which are the subject of this application is R1 547 509.00 which leaves a balance of R9 579 813 325.79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**



27 November 2007
REF: LM/23146

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 26 November 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 28 November 2007 in respect of 8 480 500 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R559.57 divided into 559 574 737 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 579 813 325.79 has been brought forward from your previous application dated 29 October 2007. The issue price of the shares, which are the subject of this application, is R53 777 765 which leaves a balance of R9 526 035 560.79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**





12 December 2007
REF: LM/23326

The Company Secretary
METROPOLITAN HOLDINGS LIMITED
PO Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 10 December 2007 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 13 December 2007 in respect of 7 200 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R559.58 divided into 559 581 937 ordinary shares of 0.0001 cent each.

The above listing has been granted on condition that the shares will be issued by no later than 08h30 on the listing date. The JSE should be informed immediately in the event of any variance in the date of issue or non-issue of the additional shares.

A balance of R9 526 035 560.79 has been brought forward from your previous application dated 26 November 2007. The issue price of the shares, which are the subject of this application, is R55 274.00 which leaves a balance of R9 525 980 286.79 to your credit for any future applications.

Yours faithfully



**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Gail Bruce**



20 June 2007
REF: tha/21418

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**SHARE BUY-BACK : PARTIAL WITHDRAWAL OF LISTING**

We acknowledge receipt of your letter dated 13 June 2007 and in reply wish to advise that the listing of 44 023 149 ordinary shares of 0.0001 cent each, will be withdrawn from the commencement of business on Thursday, 21 June 2007, in terms of the company's share buy-back.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R550-45 divided into 550 452 637 ordinary shares of 1 cent each.

Yours faithfully

**A. VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Gail Bruce**


**JSE Limited Registration Number: 2005/022939/06**
One Exchange Square, Gwen Lane, Sandown, South Africa. Private Bag X991174, Sandton, 2146. South Africa. Telephone: +27 11 520 7000. Facsimile: +27 11 520 8584. www.jse.co.za




CM29


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 22/03/2007

Our Reference: 43196731

BONGIWE GOBODO MBOMVU
E-mail: MVDYK@METROPOLITAN.CO.ZA
P O BOX 2212
BELLVILLE
7535

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated **22/03/2007**.

The CM29 was accepted and placed on file.

The following change was effected:
Surname=SPECKMANN
Full ForeNames=PRESTON EUGENE
Id No=5612145139082
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=DOYLE
Full ForeNames=PETER RAYMOND
Id No=5507195092001
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SITHOLE
Full ForeNames=ABEL MOFFAT
Id No=6212256059085
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MULLER
Full ForeNames=SYDNEY ALAN
Id No=4810175112000
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NEWBURY
Full ForeNames=JOHN ERNEST
Id No=4206215008086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SMITH
Full ForeNames=MARTHINUS LUTHER
Id No=4007225076083
Status :ACTIVENature of Change=NO CHANGE


SOUTH AFRICA


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

The following change was effected:
Surname=SONN
Full ForeNames=FRANKLIN ABRAHAM
Id No=3910115086081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=VAN REENEN
Full ForeNames=JOHANNES CORNELIUS
Id No=5503015050089
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=LAMPRECHT
Full ForeNames=PETER CHRISTIAANSEN
Id No=4209215114086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NJEKE
Full ForeNames=MFUNDISO JOHNSON NTABANKULU
Id No=5811145894080
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=JAKOET
Full ForeNames=FATIMA
Id No=6007110004081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NDAMASE
Full ForeNames=BULELWA
Id No=7103300594087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=PEAD
Full ForeNames=DEREK HOWARD
Id No=5008255109082
Status :RESIGNEDNature of Change=RESIGNATION

The following change was effected:
Surname=SANGQU
Full ForeNames=ANDILE HESPERUS
Id No=6610025961087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MATLAKALA
Full ForeNames=PHILLIP
Id No=5406305693081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MATLAKALA
Full ForeNames=PHILLIP
Id No=5406305693081
Status :RESIGNEDNature of Change=RESIGNATION

The following change was effected:
Surname=NKUHLU
Full ForeNames=LUMKILE WISEMAN
Id No=4402055511087
Status :ACTIVENature of Change=APPOINTMENT

Yours truly

**Registrar of Companies**

**Please Note:**



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P O BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

**CM29**

# Certificate issued by the Registrar of Companies & Close Corporations on Thursday, March 22, 2007 09:33
## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

| | |
|---|---|
| Registration Number | 2000 / 031756 / 06 |
| Enterprise Name | METROPOLITAN HOLDINGS |
| Enterprise Shortened Name | None provided. |
| Enterprise Translated Name | None provided. |
| Registration Date | 21/12/2000 |
| Business Start Date | 21/12/2000 |
| Enterprise Type | Public Company |
| Enterprise Status | In Business |
| Financial Year End | December |
| Tax Number | 9752050147 |
| Main Business/Main Object | |
| Postal Address | P O BOX 2212<br>BELLVILLE<br>7535 |
| Address of Registered Office | PARC DU CAP MISPEL RAOD<br>BELLVILL<br>7530 |

### Auditors

| | |
|---|---|
| Name | PRICEWATERHOUSECOOPERS |
| Postal Address | P O BOX 2799<br>CAPE TOWN<br>8000 |

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appointment date | Addresses |
|---|---|---|---|---|
| NKUHLU, LUMKILE WISEMAN | 4402055511087 | Director | 13/03/2007 | Postal: POSTNET SUITE 42, PRIVATE BAG X51, RIVONIA, 2128<br>Residential: 15 GARY AVENUE, MORNINGSIDE, JOHANNESBURG, 2057 |
| MATLAKALA, PHILLIP | 5406305693081 | Director | 01/01/2007 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 23 DALMORE ROAD, TOKAI, 7945 |
| SANGQU, ANDILE HESPERUS | 6610025961087 | Director | 03/07/2006 | Postal: P O BOX 55276, NORTHLANDS, 2166<br>Residential: 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070 |


SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P O BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

# Certificate issued by the Registrar of Companies & Close Corporations on Thursday, March 22, 2007 09:33

## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number **2000 / 031756 / 06**

Enterprise Name **METROPOLITAN HOLDINGS**

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| NDAMASE, BULELWA | 7103300594087 | Director | 11/03/2005 | Postal: P O BOX 181061, DALBRIDGE, 4014 Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051 |
| JAKOET, FATIMA | 6007110004081 | Director | 11/03/2005 | Postal: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 Residential: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 |
| NJEKE, MFUNDISO JOHNSON NTABANKULU | 5811145894080 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116 Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196 |
| GOBODO-MBOMVU, BONGIWE | 6702260469080 | Company Secretary (Natural Person) | 01/02/2002 | Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500 |
| LAMPRECHT, PETER CHRISTIAANSEN | 4209215114086 | Director | 01/05/2002 | Postal: PO BOX 3015, KNYSNA, 6570 Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570 |
| VAN REENEN, JOHANNES CORNELIUS | 5503015050089 | Director | 01/12/2001 | Postal: PO BOX 6711, WELGEMOED, 7538 Residential: 4 DAHLIA ROAD, WELGEDACHT, 7538 |
| SONN, FRANKLIN ABRAHAM | 3910115086081 | Director | 21/09/2001 | Postal: PO BOX 2087, BELLVILLE, 7535 Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530 |
| SMITH, MARTHINUS LUTHER | 4007225076083 | Director | 01/09/2001 | Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 |
| NEWBURY, JOHN ERNEST | 4206215008086 | Director | 21/09/2001 | Postal: PO BOX 911, ILLOVO, 2116 Residential: 50A THIRD AVENUE, ILLOVO, 2196 |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM29

# Certificate issued by the Registrar of Companies & Close Corporations on Thursday, March 22, 2007 09:33

## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number **2000 / 031756 / 06**

Enterprise Name **METROPOLITAN HOLDINGS**

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| MULLER, SYDNEY ALAN | 4810175112000 | Director | 21/09/2001 | Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 |
| SITHOLE, ABEL MOFFAT | 6212256059085 | Director | 21/09/2001 | Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 12 MELKHOUT CRESCENT, PLATTEKLOOF, PAROW, 7500 |
| DOYLE, PETER RAYMOND | 5507195092001 | Director | 21/09/2001 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 9 CROFT ROAD, CONSTANTIA, CAPE, 7800 |
| SPECKMANN, PRESTON EUGENE | 5612145139082 | Director | 30/07/2001 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530 |


SOUTH AFRICA

CM14A


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 16/01/2008

Our Reference: 16846768
Box: **94873**
Sequence: **23**

SEKRETARI
Basket: SEKR01

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM14A (Return of acquisitions by a Company of shares issued by it/ payments to shareholders) from you dated **20/11/2007**.

The CM14A was accepted and placed on file.

Yours truly

## Registrar of Companies

DNL

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

# Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, January 16, 2008 09:40
# Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

| | |
|---|---|
| Registration number | **2000 / 031756 / 06** |
| Enterprise Name | **METROPOLITAN HOLDINGS** |
| Enterprise Shortened Name | **None provided.** |
| Enterprise Translated Name | **None provided.** |
| Registration Date | **21/12/2000** |
| Business Start Date | **21/12/2000** |
| Enterprise Type | **Public Company** |
| Enterprise Status | **In Business** |
| Financial year end | **December** |
| Main Business/Main Object | |
| Postal address | **P O BOX 2212**<br>**BELLVILLE**<br>**7535** |
| Address of registered office | **PARC DU CAP MISPEL RAOD**<br>**BELLVILL**<br>**7530** |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

# Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, January 16, 2008 09:40
# Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number **2000 / 031756 / 06**

Enterprise Name **METROPOLITAN HOLDINGS**

## Auditors

Name **PRICEWATERHOUSECOOPERS**

Postal Address **P O BOX 2799**
**CAPE TOWN**
**8000**

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| JONAH, SAMUEL ESSON | 500711 | Director | 01/01/2008 | Postal: P O BOX 551, MELROSE ARCH, 2076<br>Residential: 31A KILLARNEY ROAD, SANDHURST, 2196 |
| VAN ZYL, FREDERIK WILHELM | 6503305010081 | Director | 01/01/2008 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 31 KANONNIER CRESCENT, KANONBERG, 7535 |
| NKUHLU, LUMKILE WISEMAN | 4402055511087 | Director | 13/03/2007 | Postal: POSTNET SUITE 42, PRIVATE BAG X51, RIVONIA, 2128<br>Residential: 15 GARY AVENUE, MORNINGSIDE, JOHANNESBURG, 2057 |
| MATLAKALA, PHILLIP | 5406305693081 | Director | 01/01/2007 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 23 DALMORE ROAD, TOKAI, 7945 |
| SANGQU, ANDILE HESPERUS | 6610025961087 | Director | 03/07/2006 | Postal: P O BOX 55276, NORTHLANDS, 2166<br>Residential: 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070 |
| NDAMASE, BULELWA | 7103300594087 | Director | 11/03/2005 | Postal: P O BOX 181061, DALBRIDGE, 4014<br>Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051 |
| JAKOET, FATIMA | 6007110004081 | Director | 11/03/2005 | Postal: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764<br>Residential: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

# Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, January 16, 2008 09:40

## Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appointment date | Addresses |
|---|---|---|---|---|
| NJEKE, MFUNDISO JOHNSON NTABANKULU | 5811145894080 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116 Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196 |
| GOBODO-MBOMVU, BONGIWE | 6702260469080 | Company Secretary (Natural Person) | 01/02/2002 | Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500 |
| LAMPRECHT, PETER CHRISTIAANSEN | 4209215114086 | Director | 01/05/2002 | Postal: PO BOX 3015, KNYSNA, 6570 Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570 |
| VAN REENEN, JOHANNES CORNELIUS | 5503015050089 | Director | 01/12/2001 | Postal: PO BOX 6711, WELGEMOED, 7538 Residential: 4 DAHLIA ROAD, WELGEDACHT, 7538 |
| SONN, FRANKLIN ABRAHAM | 3910115086081 | Director | 21/09/2001 | Postal: PO BOX 2087, BELLVILLE, 7535 Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530 |
| SMITH, MARTHINUS LUTHER | 4007225076083 | Director | 01/09/2001 | Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 |
| NEWBURY, JOHN ERNEST | 4206215008086 | Director | 21/09/2001 | Postal: PO BOX 911, ILLOVO, 2116 Residential: 50A THIRD AVENUE, ILLOVO, 2196 |
| MULLER, SYDNEY ALAN | 4810175112000 | Director | 21/09/2001 | Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 |
| SITHOLE, ABEL MOFFAT | 6212256059085 | Director | 21/09/2001 | Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 12 MELKHOUT CRESCENT, PLATTEKLOOF, PAROW, 7500 |
| DOYLE, PETER RAYMOND | 5507195092001 | Director | 21/09/2001 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 9 CROFT ROAD, CONSTANTIA, CAPE, 7800 |
| SPECKMANN, PRESTON EUGENE | 5612145139082 | Director | 30/07/2001 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530 |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

SEKR 01 REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm CM14A
Form

**OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS**
**RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS**
(Artikels/Sections 85, 87, 90)

AMENDED



Registrasienommer van Maatskappy
Registration Number of Company
2000/031756/06

Naam van Maatskappy
Name of Company **Metropolitan Holdings Limited**

Acquisition/payment date:
Verkrygings/betalingsdatum **11/20/2007**

1. Gemagtigde kapitaal van maatskappy-Authorised capital of company:

**PAR VALUE**

| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Gemagtigde kapitaal<br>Authorised capital<br>R |
|---|---|---|---|
| | | | |
| 1 000 000 000 | Ordinary | 0.000001 | 1 000.000000 |
| 75 842 650 | A1 preference | 0.000001 | 75.842650 |
| 12 700 000 | A2 preference | 0.000001 | 12.700000 |
| 40 000 000 | A3 preference | 0.000001 | 40.000000 |
| | | | |
| | | | |
| Totaal / Total 1 128 542 650 | | Totaal / Total | 1 128.542650 |

**NO PAR VALUE**

| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares |
|---|---|
| | |
| | |
| | |
| Totaal / Total | |

Moet deur die Maatskappy ingevul word - To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company **Metropolitan Holdings Limited**

Posadres **Parc du cap 7, Mispel Road**
Postal address **Bellville**
**7535**

| |
|---|
| Datum van ontvangs deur Registrateur van Maatskappye<br><br>Date of receipt by Registrar of Companies |
| Datumstempel van Registrasiekantoor vir Maatskappye<br><br>Date stamp of Companies Registration Office |
| Registrateur van Maatskappye<br><br>Registrar of Companies |

2. Uitgereikte kapitaal van maatskappy soos op die opgawe van toewysings gedateer **15/12/2005** aangetoon
Issued capital of company as shown on the return of allotments dated

**PAR VALUE**

| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Bedrag van uitgereikte opbetaalende kapitaal<br>Amount of issued paid-up capital<br>R |
|---|---|---|---|
| 626 176 686 | Ordinary | 0.000001 | 626.178686 |
| 75 842 650 | A1 preference | 0.000001 | 75.842650 |
| 12 700 000 | A2 preference | 0.000001 | 12.700000 |
| 34 381 139 | A3 preference | 0.000001 | 34.381139 |
| | | | |
| | | | |
| | | | |
| Totaal / Total: 749 102 475 | | Totaal / Total | 749.102475 |

**NO PAR VALUE**

| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Uitreikings prys per aandeel<br>Issue price per share<br>R | Verklaarde kapitaal<br>Stated Capital<br>R |
|---|---|---|---|
| | | | |
| | | | |
| | | | |
| Totaal / Total: | | Totaal / Total | |

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal - Amount of issued paid-up capital . . . . . . . . . . . . . . R 749.102475

Verklaarde kapitaal - Stated Capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . R

Premierekening - Premium account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . R 839,200,770.849033

Totale uitgereikte kapitaal - Total issued capital . . . . . . . . . . . . . . . . . . . . . . . . R 839,201,519.951508

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4.
Buy -back - R639 496 620.57

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.
Particulars of acquisition of own shares issued by the the company/payments to shareholders.

| PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Bedrag van uitgereikte opbetaalde kapitaal<br>Amount of issued paid-up capital<br>R |
| 44 023 149 | Ordinary | 0.000001 | 44.023149 |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal / Total 44 023 149 | | Totaal / Total | 44.023149 |

| NO PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Uitreikings prys per aandeel<br>Issue price per share<br>R | Verklaarde kapitaal<br>Stated capital<br>R |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal / Total | | Totaal / Total | |

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:/Issued capital of company at date of this return:

| PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Bedrag van uitgereikte opbetaalde kapitaal<br>Amount of issued paid-up capital<br>R |
| 582 155 537 | Ordinary | 0.000001 | 582.155537 |
| 75 842 650 | A1 preference | 0.000001 | 75.842650 |
| 12 700 000 | A2 preference | 0.000001 | 12.700000 |
| 34 381 139 | A3 preference | 0.000001 | 34.381139 |
| | | | |
| | | | |
| Totaal / Total 705 079 326 | | Totaal / Total | **705.079326** |

| NO PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Uitreikings prys per aandeel<br>Issue price per share<br>R | Verklaarde kapitaal<br>Stated capital<br>R |
| | | | |
| | | | |
| | | | |
| Totaal / Total | | Totaal / Total | |

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:
Summary of issued capital as at the date of this return:

| | | |
|---|---|---|
| Bedrag van uitgereikte opbetaalde kapitaal-Amount of issued paid-up capital ......... | R | 705.079326 |
| Verklaarde kapitaal - Stated Capital ................................ | R | |
| Premierekening - Premium account ................................ | R | 839,200,770.849033 |
| Totale uitgereikte kapitaal - Total issued capital ......................... | R | 839,201,475.928359 |

Korrek gesertifiseer
Certified correct

Datum
Date 20 November 2007

*Rubberstempel van maatskappy, as daar is, of van sekretarisse.*
*Rubber stamp of company, if any, or of secretaries.*

Handtekening
Signature 

~~Direkteur-Bestuurder-Sekretaris~~ ~~Director-Manager~~ Secretary

# METROPOLITAN
HOLDINGS LIMITED



11 December 2007

The Registrar of Companies
P O Box 429
Pretoria
0001

Dear Sir

**ACQUISITION OF SHARES**

I the undersigned director of Metropolitan Holdings Limited, hereby declare in terms of Sec 85(5) and 90(2):

(a) The company is not, or would not, after the payment, be unable to pay its debts as they become due in the ordinary course of business; and
(b) The consolidated assets of the company fairly valued will not, after the payment, be less than the consolidated liabilities of the company.

SIGNED AT BELVILLE THIS 11th DAY OF DECEMBER 2007

**PRESTON SPECKMANN**
**GROUP FINANCE DIRECTOR**

METROPOLITAN HOLDINGS LTD
PO BOX 2212 BELLVILLE 7535, TEL [021] 940-5911, FAX [021] 940-5730, WEBSITE www.metropolitan.co.za

CM29


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 12/12/2007

Our Reference: 44516454

BONGIWE GOBODO MBOMVU
E-mail: MVDYK@METROPOLITAN.CO.ZA
P O BOX 2212
BELLVILLE
7535

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated **12/12/2007**.

The CM29 was accepted and placed on file.

The following change was effected:
Surname=SPECKMANN
Full ForeNames=PRESTON EUGENE
Id No=5612145139082
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=DOYLE
Full ForeNames=PETER RAYMOND
Id No=5507195092001
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SITHOLE
Full ForeNames=ABEL MOFFAT
Id No=6212256059085
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MULLER
Full ForeNames=SYDNEY ALAN
Id No=4810175112000
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NEWBURY
Full ForeNames=JOHN ERNEST
Id No=4206215008086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SMITH
Full ForeNames=MARTHINUS LUTHER
Id No=4007225076083
Status :ACTIVENature of Change=NO CHANGE




CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

The following change was effected:
Surname=SONN
Full ForeNames=FRANKLIN ABRAHAM
Id No=3910115086081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=VAN REENEN
Full ForeNames=JOHANNES CORNELIUS
Id No=5503015050089
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=LAMPRECHT
Full ForeNames=PETER CHRISTIAANSEN
Id No=4209215114086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NJEKE
Full ForeNames=MFUNDISO JOHNSON NTABANKULU
Id No=5811145894080
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=JAKOET
Full ForeNames=FATIMA
Id No=6007110004081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NDAMASE
Full ForeNames=BULELWA
Id No=7103300594087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SANGQU
Full ForeNames=ANDILE HESPERUS
Id No=6610025961087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NKUHLU
Full ForeNames=LUMKILE WISEMAN
Id No=4402055511087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MATLAKALA
Full ForeNames=PHILLIP
Id No=5406305693081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=VAN ZYL
Full ForeNames=FREDERIK WILHELM
Id No=6503305010081
Status :ACTIVENature of Change=APPOINTMENT

Yours truly

**Registrar of Companies**

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

CM29

**Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, December 12, 2007 12:27**
**Certificate of Confirmation**


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

| | |
|---|---|
| Registration Number | 2000 / 031756 / 06 |
| Enterprise Name | METROPOLITAN HOLDINGS |
| Enterprise Shortened Name | None provided. |
| Enterprise Translated Name | None provided. |
| Registration Date | 21/12/2000 |
| Business Start Date | 21/12/2000 |
| Enterprise Type | Public Company |
| Enterprise Status | In Business |
| Financial Year End | December |
| Tax Number | 9752050147 |
| Main Business/Main Object | |
| Postal Address | P O BOX 2212<br>BELLVILLE<br>7535 |
| Address of Registered Office | PARC DU CAP MISPEL RAOD<br>BELLVILL<br>7530 |

## Auditors

| | |
|---|---|
| Name | PRICEWATERHOUSECOOPERS |
| Postal Address | P O BOX 2799<br>CAPE TOWN<br>8000 |

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| VAN ZYL, FREDERIK WILHELM | 6503305010081 | Director | 01/01/2008 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 31 KANONNIER CRESCENT, KANONBERG, 7535 |
| NKUHLU, LUMKILE WISEMAN | 4402055511087 | Director | 13/03/2007 | Postal: POSTNET SUITE 42, PRIVATE BAG X51, RIVONIA, 2128<br>Residential: 15 GARY AVENUE, MORNINGSIDE, JOHANNESBURG, 2057 |
| MATLAKALA, PHILLIP | 5406305693081 | Director | 01/01/2007 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 23 DALMORE ROAD, TOKAI, 7945 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM29

# Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, December 12, 2007 12:27

## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number **2000 / 031756 / 06**

Enterprise Name **METROPOLITAN HOLDINGS**

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| SANGQU, ANDILE HESPERUS | 6610025961087 | Director | 03/07/2006 | Postal: P O BOX 55276, NORTHLANDS, 2166<br>Residential: 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070 |
| NDAMASE, BULELWA | 7103300594087 | Director | 11/03/2005 | Postal: P O BOX 181061, DALBRIDGE, 4014<br>Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051 |
| JAKOET, FATIMA | 6007110004081 | Director | 11/03/2005 | Postal: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764<br>Residential: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 |
| NJEKE, MFUNDISO JOHNSON NTABANKULU | 5811145894080 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116<br>Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196 |
| GOBODO-MBOMVU, BONGIWE | 6702260469080 | Company Secretary (Natural Person) | 01/02/2002 | Postal: PO BOX 2212, BELLVILLE, 7535<br>Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500 |
| LAMPRECHT, PETER CHRISTIAANSEN | 4209215114086 | Director | 01/05/2002 | Postal: PO BOX 3015, KNYSNA, 6570<br>Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570 |
| VAN REENEN, JOHANNES CORNELIUS | 5503015050089 | Director | 01/12/2001 | Postal: PO BOX 6711, WELGEMOED, 7538<br>Residential: 4 DAHLIA ROAD, WELGEDACHT, 7538 |
| SONN, FRANKLIN ABRAHAM | 3910115086081 | Director | 21/09/2001 | Postal: PO BOX 2087, BELLVILLE, 7535<br>Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530 |
| SMITH, MARTHINUS LUTHER | 4007225076083 | Director | 01/09/2001 | Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550<br>Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P O BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

# Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, December 12, 2007 12:27

## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number 2000 / 031756 / 06

Enterprise Name METROPOLITAN HOLDINGS

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| NEWBURY, JOHN ERNEST | 4206215008086 | Director | 21/09/2001 | Postal: PO BOX 911, ILLOVO, 2116<br>Residential: 50A THIRD AVENUE, ILLOVO, 2196 |
| MULLER, SYDNEY ALAN | 4810175112000 | Director | 21/09/2001 | Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945<br>Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 |
| SITHOLE, ABEL MOFFAT | 6212256059085 | Director | 21/09/2001 | Postal: PO BOX 2212, BELLVILLE, 7535<br>Residential: 12 MELKHOUT CRESCENT, PLATTEKLOOF, PAROW, 7500 |
| DOYLE, PETER RAYMOND | 5507195092001 | Director | 21/09/2001 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 9 CROFT ROAD, CONSTANTIA, CAPE, 7800 |
| SPECKMANN, PRESTON EUGENE | 5612145139082 | Director | 30/07/2001 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530 |


SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 20/12/2007

Our Reference: 44544011

BONGIWE GOBODO MBOMVU
E-mail: MVDYK@METROPOLITAN.CO.ZA
P O BOX 2212
BELLVILLE
7535

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated **20/12/2007**.

The CM29 was accepted and placed on file.

The following change was effected:
Surname=SPECKMANN
Full ForeNames=PRESTON EUGENE
Id No=5612145139082
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=DOYLE
Full ForeNames=PETER RAYMOND
Id No=5507195092001
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SITHOLE
Full ForeNames=ABEL MOFFAT
Id No=6212256059085
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MULLER
Full ForeNames=SYDNEY ALAN
Id No=4810175112000
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NEWBURY
Full ForeNames=JOHN ERNEST
Id No=4206215008086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SMITH
Full ForeNames=MARTHINUS LUTHER
Id No=4007225076083
Status :ACTIVENature of Change=NO CHANGE


SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
Registrar of Companies & Close Corporations
P O BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

The following change was effected:
Surname=SONN
Full ForeNames=FRANKLIN ABRAHAM
Id No=3910115086081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=VAN REENEN
Full ForeNames=JOHANNES CORNELIUS
Id No=5503015050089
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=LAMPRECHT
Full ForeNames=PETER CHRISTIAANSEN
Id No=4209215114086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NJEKE
Full ForeNames=MFUNDISO JOHNSON NTABANKULU
Id No=5811145894080
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=JAKOET
Full ForeNames=FATIMA
Id No=6007110004081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NDAMASE
Full ForeNames=BULELWA
Id No=7103300594087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SANGQU
Full ForeNames=ANDILE HESPERUS
Id No=6610025961087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NKUHLU
Full ForeNames=LUMKILE WISEMAN
Id No=4402055511087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MATLAKALA
Full ForeNames=PHILLIP
Id No=5406305693081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=VAN ZYL
Full ForeNames=FREDERIK WILHELM
Id No=6503305010081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=JONAH
Full ForeNames=SAMUEL ESSON
Id No=500711
Status :ACTIVENature of Change=APPOINTMENT

Yours truly
**Registrar of Companies**

**Please Note:**



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
Registrar of Companies & Close Corporations
P.O BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group



CM29

# Certificate issued by the Registrar of Companies & Close Corporations on Thursday, December 20, 2007 12:05
# Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

| | |
|---|---|
| Registration Number | **2000 / 031756 / 06** |
| Enterprise Name | **METROPOLITAN HOLDINGS** |
| Enterprise Shortened Name | **None provided.** |
| Enterprise Translated Name | **None provided.** |
| Registration Date | **21/12/2000** |
| Business Start Date | **21/12/2000** |
| Enterprise Type | **Public Company** |
| Enterprise Status | **In Business** |
| Financial Year End | **December** |
| Tax Number | **9752050147** |
| Main Business/Main Object | |
| Postal Address | **P O BOX 2212<br>BELLVILLE<br>7535** |
| Address of Registered Office | **PARC DU CAP MISPEL RAOD<br>BELLVILL<br>7530** |

## Auditors

| | |
|---|---|
| Name | **PRICEWATERHOUSECOOPERS** |
| Postal Address | **P O BOX 2799<br>CAPE TOWN<br>8000** |

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| JONAH, SAMUEL ESSON | 500711 | Director | 01/01/2008 | Postal: P O BOX 551, MELROSE ARCH, 2076<br>Residential: 31A KILLARNEY ROAD, SANDHURST, 2196 |
| VAN ZYL, FREDERIK WILHELM | 6503305010081 | Director | 01/01/2008 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 31 KANONNIER CRESCENT, KANONBERG, 7535 |
| NKUHLU, LUMKILE WISEMAN | 4402055511087 | Director | 13/03/2007 | Postal: POSTNET SUITE 42, PRIVATE BAG X51, RIVONIA, 2128<br>Residential: 15 GARY AVENUE, MORNINGSIDE, JOHANNESBURG, 2057 |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P O BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM29

**Certificate issued by the Registrar of Companies & Close Corporations on Thursday, December 20, 2007 12:05**

**Certificate of Confirmation**


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number **2000 / 031756 / 06**

Enterprise Name **METROPOLITAN HOLDINGS**

**Active Directors / Officers**

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| MATLAKALA, PHILLIP | 5406305693081 | Director | 01/01/2007 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 23 DALMORE ROAD, TOKAI, 7945 |
| SANGQU, ANDILE HESPERUS | 6610025961087 | Director | 03/07/2006 | Postal: P O BOX 55276, NORTHLANDS, 2166<br>Residential: 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070 |
| NDAMASE, BULELWA | 7103300594087 | Director | 11/03/2005 | Postal: P O BOX 181061, DALBRIDGE, 4014<br>Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051 |
| JAKOET, FATIMA | 6007110004081 | Director | 11/03/2005 | Postal: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764<br>Residential: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 |
| NJEKE, MFUNDISO JOHNSON NTABANKULU | 5811145894080 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116<br>Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196 |
| GOBODO-MBOMVU, BONGIWE | 6702260469080 | Company Secretary (Natural Person) | 01/02/2002 | Postal: PO BOX 2212, BELLVILLE, 7535<br>Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500 |
| LAMPRECHT, PETER CHRISTIAANSEN | 4209215114086 | Director | 01/05/2002 | Postal: PO BOX 3015, KNYSNA, 6570<br>Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570 |
| VAN REENEN, JOHANNES CORNELIUS | 5503015050089 | Director | 01/12/2001 | Postal: PO BOX 6711, WELGEMOED, 7538<br>Residential: 4 DAHLIA ROAD, WELGEDACHT, 7538 |
| SONN, FRANKLIN ABRAHAM | 3910115086081 | Director | 21/09/2001 | Postal: PO BOX 2087, BELLVILLE, 7535<br>Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
Registrar of Companies & Close Corporations
P O BOX 429, PRETORIA, 0001, Republic of South Africa Docex 256, PRETORIA
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

# Certificate issued by the Registrar of Companies & Close Corporations on Thursday, December 20, 2007 12:05

## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number 2000 / 031756 / 06

Enterprise Name METROPOLITAN HOLDINGS

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| SMITH, MARTHINUS LUTHER | 4007225076083 | Director | 01/09/2001 | Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 |
| NEWBURY, JOHN ERNEST | 4206215008086 | Director | 21/09/2001 | Postal: PO BOX 911, ILLOVO, 2116 Residential: 50A THIRD AVENUE, ILLOVO, 2196 |
| MULLER, SYDNEY ALAN | 4810175112000 | Director | 21/09/2001 | Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 |
| SITHOLE, ABEL MOFFAT | 6212256059085 | Director | 21/09/2001 | Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 12 MELKHOUT CRESCENT, PLATTEKLOOF, PAROW, 7500 |
| DOYLE, PETER RAYMOND | 5507195092001 | Director | 21/09/2001 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 9 CROFT ROAD, CONSTANTIA, CAPE, 7800 |
| SPECKMANN, PRESTON EUGENE | 5612145139082 | Director | 30/07/2001 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530 |



REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 34

# Lodgment of financial statements / Interim reports

[Sections 302 (4)(a), 302 (4)(b), 306, 329 (2), (3), (5)]

(To be lodged when company sends notice to members)

Registration No. of company

2000/031756/06

Name of holding company METROPOLITAN HOLDINGS LTD

| Names of subsidiaries (if any) | | Registration Nos. | |
|---|---|---|---|
| Names of subsidiaries (if any) | METROPOLITAN LIFE LTD | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |

The following documents are lodged herewith:

~~†Annual financial statements~~ / †group annual financial statements [in terms of section 302 (4)(a) ~~/ †329 (3) / †329 (5)~~ of the Act] for the financial year ended 31 DECEMBER 20 07

†Annual financial statements in terms of section 302 (4)(b) of the Act for the financial year ended ______ 20 ____

~~†Interim report in terms of section 306 / †329 (2) of the Act for the half-year ended~~ ______ 20 ____

~~†Provisional annual financial statements in terms of section 306 of the Act for the financial year ended~~ ______ 20 ____

*Rubber stamp of company, if any, or of secretaries.*

* N.B. - Complete if annual financial statements in respect of subsidiaries are lodged.

† Delete whichever is not applicable.

(To be completed by company.)

Lodgment of / ~~†annual financial statements~~ / †group annual financial statements ~~and †annual financial statements of subsidiaries / †provisional annual financial statements / †interim report~~ for financial year / ~~†half-year~~ ended 31 DECEMBER 20 07

Name of company METROPOLITAN HOLDINGS LTD
(M VAN DYK PdC 6/2)

Postal address P O BOX 2212
BELLVILLE
7535

| Received |
|---|
| Registrar of Companies |
| Date stamp of Companies Registration Office |

Not valid unless stamped by Registrar of Companies.

# Certificate issued by the Registrar of Companies & Close Corporations on Monday, January 26, 2009 11:32
# Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

| | |
|---|---|
| Registration number | **2000 / 031756 / 06** |
| Enterprise Name | **METROPOLITAN HOLDINGS** |
| Enterprise Shortened Name | **None provided.** |
| Enterprise Translated Name | **None provided.** |
| Registration Date | **21/12/2000** |
| Business Start Date | **21/12/2000** |
| Enterprise Type | **Public Company** |
| Enterprise Status | **In Business** |
| Financial year end | **December** |
| Main Business/Main Object | |
| Postal address | **P O BOX 2212**<br>**BELLVILLE**<br>**7535** |
| Address of registered office | **PARC DU CAP MISPEL RAOD**<br>**BELLVILL**<br>**7530** |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

# Certificate issued by the Registrar of Companies & Close Corporations on Monday, January 26, 2009 11:32
# Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number **2000 / 031756 / 06**

Enterprise Name **METROPOLITAN HOLDINGS**

## Auditors

Name **PRICEWATERHOUSECOOPERS**

Postal Address **P O BOX 2799**
**CAPE TOWN**
**8000**

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| VAN ZYL, FREDERIK WILHELM | 6503305010081 | Director | 01/01/2008 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 31 KANONNIER CRESCENT, KANONBERG, 7535 |
| NKUHLU, LUMKILE WISEMAN | 4402055511087 | Director | 13/03/2007 | Postal: POSTNET SUITE 42, PRIVATE BAG X51, RIVONIA, 2128 Residential: 15 GARY AVENUE, MORNINGSIDE, JOHANNESBURG, 2057 |
| MATLAKALA, PHILLIP | 5406305693081 | Director | 01/01/2007 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 23 DALMORE ROAD, TOKAI, 7945 |
| SANGQU, ANDILE HESPERUS | 6610025961087 | Director | 03/07/2006 | Postal: P O BOX 55276, NORTHLANDS, 2166 Residential: 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070 |
| NDAMASE, BULELWA | 7103300594087 | Director | 11/03/2005 | Postal: P O BOX 181061, DALBRIDGE, 4014 Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051 |
| JAKOET, FATIMA | 6007110004081 | Director | 11/03/2005 | Postal: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 Residential: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 |
| NJEKE, MFUNDISO JOHNSON NTABANKULU | 5811145894080 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116 Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196 |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

# Certificate issued by the Registrar of Companies & Close Corporations on Monday, January 26, 2009 11:32

## Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| GOBODO-MBOMVU, BONGIWE | 6702260469080 | Company Secretary (Natural Person) | 01/02/2002 | Postal: PO BOX 2212, BELLVILLE, 7535<br>Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500 |
| LAMPRECHT, PETER CHRISTIAANSEN | 4209215114086 | Director | 01/05/2002 | Postal: PO BOX 3015, KNYSNA, 6570<br>Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570 |
| VAN REENEN, JOHANNES CORNELIUS | 5503015050089 | Director | 01/12/2001 | Postal: P O BOX 12588, DIE BOORD, STELLENBOSCH, 7613<br>Residential: 7 CRADDOCK AVENUE, DE ZALZE WINELANDS GOLF ESTATE, STELLENBOSCH, 7600 |
| SONN, FRANKLIN ABRAHAM | 3910115086081 | Director | 21/09/2001 | Postal: 17 TERMO AVANUE, TECHNO PARK, STELLENBOSCH, 7600<br>Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530 |
| SMITH, MARTHINUS LUTHER | 4007225076083 | Director | 01/09/2001 | Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550<br>Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 |
| NEWBURY, JOHN ERNEST | 4206215008086 | Director | 21/09/2001 | Postal: PO BOX 911, ILLOVO, 2116<br>Residential: 50A THIRD AVENUE, ILLOVO, 2196 |
| MULLER, SYDNEY ALAN | 4810175112000 | Director | 21/09/2001 | Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945<br>Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 |
| SPECKMANN, PRESTON EUGENE | 5612145139082 | Director | 30/07/2001 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530 |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 52

# Application for exemption from lodging Annual Financial Statements in respect of Subsidiaries

(To be lodged in duplicate)
[Section 302 (4a)]

| Client Ref: | METHOL |
|---|---|
| R80 | |

Registration No. of Company

2000/031756/06

Name of holding company METROPOLITAN HOLDINGS LIMITED

| Names of subsidiary private companies | Registration numbers of subsidiaries |
|---|---|
| WHITESIDE AND VAN NIFTRIK PUBLICATIONS (PTY) LTD | 1998/018038/07 |
| METROPOLITAN INTERNATIONAL (PTY) LTD | 1952/001639/07 |
| METROPOLITAN HEALTH HOLDINGS (PTY) LTD | 1999/027578/07 |
| METROPOLITAN PROPERTY SERVICES (PTY) LTD | 2001/022931/07 |
| THE VIRTUAL SERVICES GROUP (PTY) LTD | 2000/016846/07 |
| METROPOLITAN CARD OPERATIONS (PTY) LTD | 2005/013683/07 |
| | ~~2005/013683/07~~ |

Application is made by the above-mentioned holding company to be exempted from lodging with the Registrar annual financial statements in respect of the above-mentioned subsidiary private companies. The reasons for making this application are -

Metropolitan Holdings Ltd is a financial holding company. The abovementioned companies are all wholly owned subsidiaries of Metropolitan Holdings Ltd and we therefore apply for exemption from lodging annual financial statements for them.

(separate sheets may be used)

*(To be completed by company)*

Application to Registrar by company for exemption from lodging annual financial in respect of subsidiaries

Dated 2008-08-18

Name of company METROPOLITAN HOLDINGS LTD
(M VAN DYK PdC 6/2)

Postal address P O BOX 2212
BELLVILLE
7535

| Approved |
|---|
| Not approved |
| Registrar of Companies |
| Date stamp of Companies Registration Office |

If approved, the exemption is only valid for a period of two years from this date.

Not valid unless stamped by Registrar of Companies

**Certificate issued by the Registrar of Companies & Close Corporations on Tuesday, January 08, 2008 10:19**
**Certificate of Annual Return for period: 2007/12**


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

| | |
|---|---|
| Registration number | **2000/031756/06** |
| Enterprise Name | **METROPOLITAN HOLDINGS** |
| Enterprise Shortened Name | |
| Enterprise Translated Name | |
| Enterprise Trading Name | |
| Main Business | |
| Standard Industrial Classification(s) | **REAL ESTATE ACTIVITIES**<br>**FINANCIAL INTERMEDIATION INSURANCE, REAL ESTATE AND BUSINESS SERVICES** |
| Financial year end | **December** |
| Financial Statements | |
| Holding Company | |
| Annual General Meeting | |
| Registration Date | **21/12/2000** |
| Business Start Date | **21/12/2000** |
| Enterprise Type | **Public Company** |
| Postal Address | **P O BOX 2212**<br>**BELLVILLE**<br>**7535** |
| Address of registered office | **PARC DU CAP MISPEL RAOD**<br>**BELLVILL**<br>**7530** |
| Telephone Number | |
| Fax Number | |
| Website (URL) | |
| Email Address | |
| Cell Number | |

**Auditor**

Name **PRICEWATERHOUSECOOPERS**

| | |
|---|---|
| Status | **Current** |
| Type | **Auditor** |
| Profession | **Chartered Accountants** |

| | |
|---|---|
| Profession Number | 926442 |
| Business Address | NO 1 WATERHOUSE PLACE<br>CENTURY CITY<br>7441 |
| Postal Address | P O BOX 2799<br>CAPE TOWN<br>8000 |
| Telephone number | |
| Fax number | |
| Cell Number | |
| Email | |
| Start Date | |

**Company Secretary**

First Names **BONGIWE**

Surname **GOBODO-MBOMVU**

| | |
|---|---|
| Initials | B |
| ID Number | 6702260469080 |
| Country (of residence) | South Africa |
| Status | Active |
| Profession / Occupation | ATTORNEY |
| Business Address | PARC DU CAP 6<br>MISPEL ROAD<br>BELLVILLE<br>7530 |
| Postal Address | PO BOX 2212<br>BELLVILLE<br>7535 |
| Telephone number | |
| Fax number | |
| Cell Number | |
| Email | |
| Start Date | 01/02/2002 |

**Directors / Officers / Local Managers**

First Names **PETER RAYMOND**

Surname **DOYLE**

| | |
|---|---|
| Initials | P R |
| ID Number | 5507195092001 |
| Date of Birth | 19/07/1955 |
| Coutry (of residence) | South Africa |
| Status | Active |
| Profession / Occupation | ACTUARY |
| Business Address | |

| | | |
|---|---|---|
| | | PARC DU CAP<br>7 MISPEL ROAD<br>BELLVILLE<br>7530 |
| | Residential Address | 9 CROFT ROAD<br>CONSTANTIA<br>CAPE<br>7800 |
| | Postal Address | P O BOX 2212<br>BELLVILLE<br>7535 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 21/09/2001 |
| First Names | **ABEL MOFFAT** | |
| Surname | **SITHOLE** | |
| | Initials | A M |
| | ID Number | 6212256059085 |
| | Date of Birth | 25/12/1962 |
| | Coutry (of residence) | South Africa |
| | Status | Active |
| | Profession / Occupation | CEO-EMPLOYEE BENEFITS |
| | Business Address | PARC DU CAP<br>MISPEL ROAD<br>BELLVILLE<br>7530 |
| | Residential Address | 12 MELKHOUT CRESCENT<br>PLATTEKLOOF<br>PAROW<br>7500 |
| | Postal Address | PO BOX 2212<br>BELLVILLE<br>7535 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 21/09/2001 |
| First Names | **SYDNEY ALAN** | |
| Surname | **MULLER** | |
| | Initials | S A |
| | ID Number | 4810175112000 |
| | Date of Birth | |

| | | |
|---|---|---|
| | | 17/10/1948 |
| | Coutry (of residence) | South Africa |
| | Status | Active |
| | Profession / Occupation | BUSINESSMAN |
| | Business Address | 2 SWIFT LANE<br>STEENBERG ESTATE<br>TOKAI RFOAD,TOKAI<br>7945 |
| | Residential Address | 2 SWIFT LANE<br>STEENBERG ESTATE<br>TOKAI RFOAD,TOKAI<br>7945 |
| | Postal Address | 2 SWIFT LANE<br>STEENBERG ESTATE<br>TOKAI RFOAD,TOKAI<br>7945 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 21/09/2001 |
| First Names | JOHN ERNEST | |
| Surname | NEWBURY | |
| | Initials | J E |
| | ID Number | 4206215008086 |
| | Date of Birth | 21/06/1942 |
| | Coutry (of residence) | South Africa |
| | Status | Active |
| | Profession / Occupation | BUSINESSMAN |
| | Business Address | 19 IMPALA ROAD<br>CNR PROTEA & IMPALA ROADS<br>CHISLEHURSTON<br>SANDTON<br>2196 |
| | Residential Address | 50A THIRD AVENUE<br>ILLOVO<br>2196 |
| | Postal Address | PO BOX 911<br>ILLOVO<br>2116 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 21/09/2001 |

| | | |
|---|---|---|
| First Names | **MARTHINUS LUTHER** | |
| Surname | **SMITH** | |
| | Initials | **M L** |
| | ID Number | **4007225076083** |
| | Date of Birth | **22/07/1940** |
| | Coutry (of residence) | **South Africa** |
| | Status | **Active** |
| | Profession / Occupation | **ACTUARY** |
| | Business Address | **11 MAGNOLIA CRESCENT<br>VALMARY PARK<br>DURBANVILLE<br>7550** |
| | Residential Address | **11 MAGNOLIA CRESCENT<br>VALMARY PARK<br>DURBANVILLE<br>7550** |
| | Postal Address | **11 MAGNOLIA CRESCENT<br>VALMARY PARK<br>DURBANVILLE<br>7550** |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | **01/09/2001** |
| First Names | **FRANKLIN ABRAHAM** | |
| Surname | **SONN** | |
| | Initials | **F A** |
| | ID Number | **3910115086081** |
| | Date of Birth | **11/10/1939** |
| | Coutry (of residence) | **South Africa** |
| | Status | **Active** |
| | Profession / Occupation | **DIRECTOR OF COMPANIES AND BUSINESSMAN** |
| | Business Address | **GROUND FLOOR<br>SOUTH GATE OFFICE PARK<br>CARL CRONJE DRIVE<br>WATERFRONT,BELLVILLE<br>7530** |
| | Residential Address | **36 PLETTENBERG STREET<br>WELGEMOED<br>7530** |
| | Postal Address | **PO BOX 2087<br>BELLVILLE<br>7535** |

| | | |
|---|---|---|
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | **21/09/2001** |
| First Names | **JOHANNES CORNELIUS** | |
| Surname | **VAN REENEN** | |
| | Initials | **J C** |
| | ID Number | **5503015050089** |
| | Date of Birth | **01/03/1955** |
| | Coutry (of residence) | **South Africa** |
| | Status | **Active** |
| | Profession / Occupation | **BUSINESS MANAGER** |
| | Business Address | **17 TERMO AVENUE<br>TECHNOPARK<br>STELLENBOSCH<br>7600** |
| | Residential Address | **4 DAHLIA ROAD<br>WELGEDACHT<br>7538** |
| | Postal Address | **PO BOX 6711<br>WELGEMOED<br>7538** |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | **01/12/2001** |
| First Names | **PRESTON EUGENE** | |
| Surname | **SPECKMANN** | |
| | Initials | **P E** |
| | ID Number | **5612145139082** |
| | Date of Birth | **14/12/1956** |
| | Coutry (of residence) | **South Africa** |
| | Status | **Active** |
| | Profession / Occupation | **CHARTERED ACCOUNTANT** |
| | Business Address | **PARC DU CAP<br>7 MISPEL ROAD<br>BELLVILLE<br>7530** |
| | Residential Address | **72 KANONNIER CRESCENT<br>KANONBERG<br>7530** |

| | | |
|---|---|---|
| | Postal Address | P O BOX 2212<br>BELLVILLE<br>7535 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 30/07/2001 |
| First Names | **PETER CHRISTIAANSEN** | |
| Surname | **LAMPRECHT** | |
| | Initials | P C |
| | ID Number | 4209215114086 |
| | Date of Birth | 21/09/1942 |
| | Coutry (of residence) | South Africa |
| | Status | Active |
| | Profession / Occupation | ACTUARY |
| | Business Address | C5 FAIRMILE<br>THESENS ISLAND<br>KNYSNA<br>6570 |
| | Residential Address | C5 FAIRMILE<br>THESENS ISLAND<br>KNYSNA<br>6570 |
| | Postal Address | PO BOX 3015<br>KNYSNA<br>6570 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 01/05/2002 |
| First Names | **SAMUEL ESSON** | |
| Surname | **JONAH** | |
| | Initials | |
| | ID Number | 500711 650330 5010 081 |
| | Date of Birth | 19/11/1949 |
| | Coutry (of residence) | Ghana |
| | Status | Active |
| | Profession / Occupation | DIRECTOR |
| | Business Address | 18 FRICKER ROAD<br>ILLOVO BOULEVARD<br>2196 |

| | | |
|---|---|---|
| | Residential Address | 31A KILLARNEY ROAD<br>SANDHURST<br>2196 |
| | Postal Address | P O BOX 551<br>MELROSE ARCH<br>2076 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 01/01/2008 |
| First Names | MFUNDISO JOHNSON NTABANKULU | |
| Surname | NJEKE | |
| | Initials | M J N |
| | ID Number | 5811145894080 |
| | Date of Birth | 14/11/1958 |
| | Coutry (of residence) | South Africa |
| | Status | Active |
| | Profession / Occupation | COMPANY DIRECTOR |
| | Business Address | KAGISO HOUSE<br>16 FRICKER ROAD<br>ILLOVO<br>2196 |
| | Residential Address | 25 RIESLING CRESCENT<br>HURLINGHAM MANOR<br>2196 |
| | Postal Address | P O BOX 55276<br>NORTHLANDS<br>2116 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 01/07/2004 |
| First Names | FATIMA | |
| Surname | JAKOET | |
| | Initials | F |
| | ID Number | 6007110004081 |
| | Date of Birth | 11/07/1960 |
| | Coutry (of residence) | South Africa |
| | Status | Active |
| | Profession / Occupation | CHARTERED ACCOUNTANT |

| | | |
|---|---|---|
| | Business Address | 36 WINTER CRESCENT<br>GREENHAVEN<br>ATHLONE<br>7764 |
| | Residential Address | 36 WINTER CRESCENT<br>GREENHAVEN<br>ATHLONE<br>7764 |
| | Postal Address | 36 WINTER CRESCENT<br>GREENHAVEN<br>ATHLONE<br>7764 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 11/03/2005 |
| First Names | **BULELWA** | |
| Surname | **NDAMASE** | |
| | Initials | B |
| | ID Number | 7103300594087 |
| | Date of Birth | 30/03/1971 |
| | Coutry (of residence) | South Africa |
| | Status | Active |
| | Profession / Occupation | ATTORNEY |
| | Business Address | SUITE 1002, 10TH FLOOR<br>NEDBANK CENTRE<br>DURBAN CLUB PLACE<br>303 SMITH STREET , DURBAN<br>4001 |
| | Residential Address | 6 GLEN-GARRY<br>8 CHURCHILL AVENUE<br>LA LUCIA RIDGE<br>4051 |
| | Postal Address | P O BOX 181061<br>DALBRIDGE<br>4014 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 11/03/2005 |
| First Names | **ANDILE HESPERUS** | |
| Surname | **SANGQU** | |
| | Initials | |
| | ID Number | |

| | | |
|---|---|---|
| | | 6610025961087 |
| | Date of Birth | 02/10/1966 |
| | Coutry (of residence) | South Africa |
| | Status | Active |
| | Profession / Occupation | COMPANY DIRECTOR |
| | Business Address | KAGISO HOUSE<br>16 FRICKER ROAD<br>ILLOVO<br>2196 |
| | Residential Address | 86 BONNIE PLACE<br>GLENADRIENNE<br>HURLINGHAM<br>2070 |
| | Postal Address | P O BOX 55276<br>NORTHLANDS<br>2166 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 03/07/2006 |
| First Names | LUMKILE WISEMAN | |
| Surname | NKUHLU | |
| | Initials | |
| | ID Number | 4402055511087 |
| | Date of Birth | 05/02/1944 |
| | Coutry (of residence) | South Africa |
| | Status | Active |
| | Profession / Occupation | DIRECTOR OF COMPANIES |
| | Business Address | 15 SCHOOL ROAD<br>MORNINGSIDE<br>JOHANNESBURG<br>2057 |
| | Residential Address | 15 GARY AVENUE<br>MORNINGSIDE<br>JOHANNESBURG<br>2057 |
| | Postal Address | POSTNET SUITE 42<br>PRIVATE BAG X51<br>RIVONIA<br>2128 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |

| | | |
|---|---|---|
| | Start Date | 13/03/2007 |
| First Names | PHILLIP | |
| Surname | MATLAKALA | |
| | Initials | |
| | ID Number | 5406305693081 |
| | Date of Birth | 30/06/1954 |
| | Coutry (of residence) | South Africa |
| | Status | Active |
| | Profession / Occupation | CE : LIFE MANAGEMENT |
| | Business Address | PARC DU CAP<br>MISPEL ROAD<br>BELLVILLE<br>7530 |
| | Residential Address | 23 DALMORE ROAD<br>TOKAI<br>7945 |
| | Postal Address | P O BOX 2212<br>BELLVILLE<br>7535 |
| | Telephone number | |
| | Fax number | |
| | Cell Number | |
| | Email | |
| | Start Date | 01/01/2007 |
| First Names | FREDERIK WILHELM | |
| Surname | VAN ZYL | |
| | Initials | |
| | ID Number | 6503305010081 |
| | Date of Birth | 30/03/1965 |
| | Coutry (of residence) | South Africa |
| | Status | Active |
| | Profession / Occupation | ACTUARY |
| | Business Address | PARC DU CAP<br>MISPEL ROAD<br>BELLVILLE<br>7530 |
| | Residential Address | 31 KANONNIER CRESCENT<br>KANONBERG<br>7535 |
| | Postal Address | P O BOX 2212<br>BELLVILLE<br>7535 |
| | Telephone number | |

Fax number

Cell Number

Email

Start Date 01/01/2008



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, Pretoria.
Call Centre Tel: 086 184 3384, Fax (012) 328 3051, www.cipro.gov.za

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## Metropolitan Holdings Ltd - Press Release

3 Apr 2(

MET
MET
Metropolitan Holdings Ltd - Press Release
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Press Release

Metropolitan Holdings Limited today announced that Jan Weers, statutory actuary of Metropolitan Life Limited since 1988, retired with effect from 31 March 2006. He will, for a period of time, continue to consult and provide advice to the actuarial management team.

The Metropolitan board has recommended to the Financial Services Board that Lance Raftesath, head of corporate actuarial, be appointed as statutory actuary of Metropolitan Life.

ISSUED BY Nico Oosthuizen
Manager: investor relations
Metropolitan Holdings Limited
Tel 021 9406111 Or 083 285 7092
DATE 3 April 2006
QUERIES Preston Speckmann
Group finance director
Metropolitan Holdings Limited
Tel 021 9406634 Or 083 285 6454

Date: 03/04/2006 04:24:02 PM Produced by the JSE SENS Department

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**SENS-- Friday, 21 April 2006**
**Metropolitan - Dealing in Securities by Directors**

MET
MET
Metropolitan - Dealing in Securities by Directors
Metropolitan Holdings Ltd
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
(□Metropolitan□)
Dealing in Securities by Directors
In accordance with the Listings Requirements of the JSE Limited, the following transaction should be noted:
Name DH Pead
Designation Executive director of Metropolitan
Nature of transaction Sale of shares following the exercise of options which was granted on 25 November 2000
Date of transaction 20 April 2006
Option price R6.05
Number of ordinary shares 150,000 sold
Price per share R12.7226
Value of transaction R1,908,390
Nature of interest Direct beneficial
Clearance to deal in shares in terms of paragraph 3.66 of the Listings Requirements of the JSE Limited has been obtained.
Cape Town
21 April 2006
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 21/04/2006 02:23:48 PM Produced by the JSE SENS Department

**SENS-- Wednesday, 03 May 2006**
**Metropolitan Holdings Ltd - Dealing in Securities**

MET
MET
Metropolitan Holdings Ltd - Dealing in Securities by an associate of Directors
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Dealing in Securities by an associate of Directors
In accordance with the Listings Requirements of the JSE Limited, the following transaction should be noted:
Names of directors Johan van Reenen and Franklin Sonn
Designation Non-executive directors
Date of transaction 25 April 2006
Price per share R12.75
Number of ordinary shares 16 000
Value of transaction R204 000
Nature of transaction Purchase
Nature of interest Indirect beneficial
Names of directors Johan van Reenen and Franklin Sonn
Designation Non-executive directors
Date of transaction 26 April 2006
Price per share R12.80
Number of ordinary shares 30 938
Value of transaction R396 006.40
Nature of transaction Purchase
Nature of interest Indirect beneficial
Clearance to deal in shares in terms of paragraph 3.66 of the Listings Requirements of the JSE Limited has been obtained.
Cape Town
3 May 2006
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 03/05/2006 01:52:03 PM Produced by the JSE SENS Department


update
METROPOLITAN
HOLDINGS LIMITED

# 30 May 2006

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 940-6111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*

## Operational performance for the three months ended 31 March 2006

### Group overview

- Group annual premium equivalent (APE) increased by 4%
- The retail enhancement initiative (REI), which introduces a more cost-effective and speedier way of capturing and issuing new business, has been rolled out to all direct writers, with the other distribution channels to follow (GIC, brokers)
- 60% of Metropolitan Life's products are being sold on REI
- Although REI and the restructuring of the sales management levels of direct writers and GIC continued to have a dampening effect on new business volumes in 1H06, REI remains the most important intervention in terms of enhancing the affordability and accessibility of retail's products. In order to maintain our dominance as a provider of "value for money products" at the lower end of the market, the entire sales process had to be revised and short to medium term pressure on new business volumes is therefore not unexpected, as reported at year-end.
- However, management remains confident that growth between 3% and 8% for the full year is still achievable
- The recovery in the corporate business has resulted in a 101% growth in its APE
- We are continuing with our strategy of exploring at least one new international market per annum to counter saturation of existing non South African markets
- Metropolitan Health continues its growth path

### Retail business

| | 3 months to 31-Mar-04 *Rm* | 3 months to 31-Mar-05 *Rm* | 3 months to 31-Mar-06 *Rm* |
|---|---|---|---|
| **New business** | | | |
| Recurring premiums | 171 | 168 | 153 |
| Single premiums | 202 | 266 | 375 |
| APE | 191 | 195 | 191 |
| | | | |
| **Cashflow** | | | |
| Recurring premiums | 747 | 829 | 908 |
| Single premiums | 209 | 276 | 374 |
| Claims paid | 705 | 650 | 801 |
| Net | 251 | 455 | 481 |

- As expected, total new business was broadly in line with 1Q05. The factors impacting the operation were:
  - Continued focus on the quality of new business being issued
  - The roll out of the retail enhancement initiative (REI) (aimed at reducing new business issue time period and costs)
  - Internal sales management restructuring
  - Improved new business flows from direct and group schemes channels
  - Increased single premiums from third party distribution channels

- Retail continues to face key challenges through:
  - Full operationalisation of REI
  - Industry changes brought about by FAIS, the pension funds adjudicator and agreement with National Treasury and the anticipated adjustments to the commission structure
- Both recurring and single premium income increased well in excess of inflation and continued contributing to the growth of the in-force book
- Claims experience was in line with expectations
- Retention rates remain within acceptable limits for our core block of ordinary business. However, uncertainty surrounding the changes to the commission structures, if protracted, could negatively impact new business production in the short to medium term.

## Corporate business

| | 3 months to 31-Mar-04 *Rm* | 3 months to 31-Mar-05 *Rm* | 3 months to 31-Mar-06 *Rm* |
|---|---|---|---|
| **New business** | | | |
| Recurring premiums | 54 | 17 | 34 |
| Single premiums | 245 | 7 | 161 |
| APE | 79 | 25 | 50 |
| | | | |
| **Cashflow** | | | |
| Recurring premiums | 317 | 358 | 374 |
| Single premiums | 244 | 79 | 161 |
| Claims paid | 420 | 791 | 1 090 |
| Net | 141 | (354) | (555) |

- 1Q06 has returned to more normal market conditions. The major factors experienced during the quarter were:
  - Continued high levels of smoothed bonus terminations. While we firmly believe in the appropriateness of smoothed bonus business as an asset class in portfolio construction for retirement vehicles, it has been viewed negatively by some consultants in the light of the recent strong market performance
  - Increased interest in our Absolute Return Fund investment product
  - An increase in compliance-related activity around the submission of surplus apportionment schemes, and new retirement fund financial statement formats

- On the positive side:
  - Total premium income showed a substantial increase over 2005, boosted mainly by single premiums
  - While the marketplace remains challenging, there are undoubtedly still considerable growth opportunities for innovative products; options for risk-averse clients in particular are actively being explored
  - MetEB's ability to tailor solutions for individual retirement funds is gaining increased recognition
  - Claims experience on all risk schemes remained within pricing parameters
  - Independently, and together with KTI, MetEB continues to explore new business opportunities
  - The improved market conditions have continued through April 2006

## International business

| | 3 months to 31-Mar-04 *Rm* | 3 months to 31-Mar-05 *Rm* | 3 months to 31-Mar-06 *Rm* |
|---|---|---|---|
| **New business** | | | |
| Recurring premiums | 25 | 23 | 16 |
| Individual life | 20 | 19 | 15 |
| Employee benefits | 5 | 4 | 1 |
| Single premiums (incl EB) | 6 | 67 | 24 |
| APE | 26 | 30 | 18 |
| **Cashflow** | | | |
| Recurring premiums | 164 | 190 | 184 |
| Single premiums | 22 | 74 | 30 |
| Claims paid | 104 | 123 | 161 |
| Net | 82 | 141 | 53 |

- Conditions remain challenging in all the markets in which we operate
- New operations were started in Kenya and Ghana during the quarter
- Net cashflow position remained positive, but reduced

## Asset management business

| **Cashflow** | | |
|---|---|---|
| Third party mandates - net | (51) | (298) |
| Collective investments - net | 968 | 1 297 |

- Improved performance over the longer term continues
- Ranked 3/11 over one year to 31 March 2006 in the Alexander Forbes Global Large Manager Watch
- Overall net cashflow remained positive
- All funds exceeded their performance benchmarks in 1Q06

## Health business

- Main focus is on providing service excellence to existing clients and the smooth take-on of government employees joining the GEMS scheme
- Qualsa continued to increase the size of its managed healthcare business by being awarded new contracts
- 440 000 principal members under administration
- Performance levels across the board are in line with service level agreements
- During the period Metropolitan bought half of the shares management owned in MHG, thereby reducing the future dilutory impact on MHG's contribution to group earnings
- Outlook remains positive

## Group perspective

**Administration expenses**
Administration expenses continue to be a key area of focus. Overall life insurance administration expenses were well contained and remain on target.

## Corporate developments

**2006 empowerment rankings**
Metropolitan's leading empowerment credentials were once again confirmed by the group being awarded the "Top BEE Market Performer of the Year" at the annual BusinessMap Foundation Empowerment Awards 2006 (March 2006)

**Share liquidity**
2006 has again seen higher trading volumes on the JSE in general, with growing interest by foreign fund managers. The number of Metropolitan shares traded in the first quarter of 2006 was 9% higher than that recorded in the first quarter of 2005, while our foreign direct shareholding has continued to increase.

**JSE SRI index**
Metropolitan has been admitted to the JSE's Socially Responsible Investment (SRI) index with effect from 3 May 2006

**Forbes Global 2000**
The group was honoured to be included in the Forbes Global 2000, a list of the top 2000 companies in the world according to market value, turnover, profit and assets. Metropolitan was listed as the $14^{th}$ South African company.

**Comments / qualifications**
- All figures are provisional and unaudited
- The basis on which the new business figures have been calculated is the same as that used for embedded value purposes. Premium income is included from the date on which policies come into force as opposed to the date on which they are accepted. (Figures calculated on the latter basis are normally referred to as production figures). It should be noted that there can be a delay of up to three months between these two dates.
- The new business figures are all net of outside shareholders' interests
- Metropolitan Botswana was 75.8% owned throughout the period
- Metropolitan Namibia was 80.9% owned throughout the period

*End*


ISSUED BY

Nico Oosthuizen
Manager: investor relations
Metropolitan Holdings Limited
Tel 021 940 6111 or 083 285 7092


DATE

30 May 2006


QUERIES

Peter Doyle
Group chief executive
Metropolitan Holdings Limited
Tel 021 940 5681 or 082 880 2690

Preston Speckmann
Group finance director
Metropolitan Holdings Limited
Tel 021 940 6634 or 083 285 6454

Tyrrel Murray
General manager: group finance
Metropolitan Holdings Limited
Tel 021 940 5083 or 082 889 2167

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## Metropolitan Holdings Limited - Annual General Mee

30 May :

MET
MET
Metropolitan Holdings Limited - Annual General Meeting
Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")
ANNUAL GENERAL MEETING
Shareholders are advised that at the annual general meeting of the members of Metropolitan held in Bellville, Cape Town on Tuesday, 30 May 2006, the requisite majority of shareholders passed all the ordinary and special resolutions. The special resolution in respect of the general repurchase of shares will be submitted for registration at the Registrar of Companies in due course.
Cape Town
30 May 2006
Sponsor in South Africa
Merrill Lynch South Africa (Pty) Limited
Sponsor in Namibia
Simonis Storm Securities (Pty) Ltd
Date: 30/05/2006 04:55:16 PM Produced by the JSE SENS Department

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## Metropolitan Holdings Ltd - Change In Directorate

2 Jun 2

MET
MET
Metropolitan Holdings Ltd - Change In Directorate
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan" or the "Company")
CHANGE IN DIRECTORATE
Due to the prolonged illness of Metropolitan"s Chairman, Mr Eric Molobi, the Board of directors of the Company has appointed a current non-executive director, Mr MJN Njeke, as acting Chairman to the Board of directors of Metropolitan with effect from 30 May 2006.
Prof W P Esterhuyse, a non-executive director of Metropolitan since 1991, has retired from the Board of directors of Metropolitan with effect from 30 May 2006.
By order of the Board
Group Secretary
B Gobodo-Mbomvu
Bellville
2 June 2006
Date: 02/06/2006 01:58:45 PM Produced by the JSE SENS Department

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## Metropolitan Holdings Ltd - Change In Directorate

5 Jun 2

MET
MET
Metropolitan Holdings Ltd - Change In Directorate
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
CHANGE IN DIRECTORATE
Metropolitan regrets to announce that it"s Chairman, Mr Eric Molobi, passed away on Sunday, 4 June 2006 after a long battle with cancer. As previously announced, Mr MJN Njeke was appointed as acting Chairman by the Board of directors of Metropolitan with effect from 30 May 2006.
Mr Molobi will be remembered as a man of great personal and business integrity and will be sadly missed by members of the Metropolitan Board and all those who had the privilege of knowing him.
By order of the Board
Group Secretary
B Gobodo-Mbomvu
Bellville
5 June 2006
Date: 05/06/2006 02:27:07 PM Produced by the JSE SENS Department

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# Metropolitan Holdings Ltd - Change In Directorate

4 Jul 2

MET
MET
Metropolitan Holdings Ltd - Change In Directorate
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
CHANGE IN DIRECTORATE
In compliance with Section 3.59 of the Listings Requirements of JSE Limited, notice is hereby given that Mr A H Sangqu, previously the late Mr Eric Molobi"s alternate, has been appointed as a non-executive director of Metropolitan Holdings Ltd with effect 3 July 2006.
Cape Town
4 July 2006
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 04/07/2006 10:13:43 AM Produced by the JSE SENS Department

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# Metropolitan Holdings Limited - Repurchase of Ordi

19 Jul 2

MET
MET
Metropolitan Holdings Limited - Repurchase of Ordinary Shares in Metropolitan
METROPOLITAN HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan" or "the company")
REPURCHASE OF ORDINARY SHARES IN METROPOLITAN

1. INTRODUCTION

Shareholders are advised that Metropolitan has repurchased ordinary shares in accordance with the general authority granted by its shareholders at the annual general meetings held on Wednesday, 18 May 2005 and 31 May 2006.

2. IMPLEMENTATION

During the period 18 April 2006 to 5 June 2006, Metropolitan acquired a total of 15 534 600 ordinary shares, equivalent to 2.62% of its issued ordinary share capital as at 31 December 2005, at prices ranging from 1219 cents to 1345 cents per ordinary share, for a total consideration of approximately R199 million (excluding dealing and other associated costs). These shares were repurchased in the open market at prices not exceeding the limits prescribed by the JSE Limited ("JSE") and will be cancelled and de-listed as soon as possible.
The board and management of Metropolitan confirm that buying back ordinary shares at prices up to embedded value as part of an ongoing capital management programme is an effective and efficient way of adding value for shareholders.
The extent of the outstanding repurchase authority is 118 million Metropolitan ordinary shares.

3. SOURCE OF FUNDS

The share repurchase has been funded from available cash resources.

4. OPINIONS

The directors of Metropolitan have considered the impact of the share repurchase and are unanimously of the opinion that:
* the company, and the company and its subsidiaries ("the group"), will, in the ordinary course of business, be able to pay their debts for a period of 12 months from the date of this announcement;
* the assets of the company and the group, fairly valued in accordance with the accounting policies used in the latest audited annual group financial statements, will remain in excess of the liabilities of the company and the group;
* the issued ordinary share capital and reserves of the company and the group are adequate for the purposes of the business for a period of 12 months from the date of this announcement;
* the available working capital of the company and the group is sufficient for the requirements of the company and the group for a period of 12 months from the date of this announcement; and
* subsequent to any repurchase, the company will comply with the JSE"s spread requirements.

5. FINANCIAL EFFECTS

The financial effects have been prepared using accounting policies that comply with International Financial Reporting Standards and have been prepared for illustrative purposes only in order to assist shareholders to assess the impact of the share repurchase on the diluted EPS, diluted HEPS, NAV, TNAV and embedded value per share. The presentation of the financial effects is the responsibility of the directors and due to its nature may not fairly reflect the financial position of the company after the share repurchase.

| | As reported 31 December 2005 (cents) | After all repurchases (cents) | % Change |
|---|---|---|---|
| Diluted earnings per share | 257.05 | 261.10 | 1.6 |

| | | | |
|---|---|---|---|
| Diluted headline earnings per share | 257.05 | 261.10 | 1.6 |
| Net asset value | 824 | 814 | (1.2) |
| Net tangible asset value per share | 1 048 | 1 044 | (0.5) |
| Embedded value per share | 1 499 | 1 503 | 0.3 |

Assumptions: The shares were acquired out of cash resources that earned an after tax rate of 5.3% for the full year.

Cape Town
19 July 2006
Sponsor in South Africa
Merrill Lynch South Africa (Pty) Limited
Date: 19/07/2006 02:00:15 PM Produced by the JSE SENS Department

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update
METROPOLITAN
HOLDINGS LIMITED

# 13 September 2006

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*

## Strong first-half performance from Metropolitan

**Adding shareholder value**

- Interim dividend per share up 21%
- Net funds received from clients of R2.5 billion
- Core headline earnings per share up 21%
- Retail business operating profit up 34%
- Total premium income up 17%
- Total assets under management exceed R75 billion

As SA's largest financial services group with a specific focus on the low and middle income markets, **Metropolitan** today (13 September) announced results for the six months ended 30 June 2006 largely in line with market expectations.

**Metropolitan Retail's** new business, the core of the group's operations, strengthened throughout the reporting period, with recurring premium income increasing from R153 million for the first three months to R184 million for second three months (an increase of 20%). Subsequent production has continued to show positive growth, with Metropolitan's multi-channel approach to distribution paying handsome dividends. Direct marketing campaigns, for example, have been responsible for generating large volumes of business.

Progress in **Metropolitan Employee Benefits**, another of the group's flagship businesses, was even more dramatic. New business was a noteworthy 81% up on 2005. In addition, the company secured a R2.2 billion single premium inflation-linked annuity contract in July, one of the industry's largest single premium deals of the year.

**Metropolitan Retail**, as the largest contributor to group operating profit, increased its after-tax contribution to R199 million, 34% above the June 2005 equivalent of R148 million, a sterling achievement in the current environment. **Metropolitan Employee Benefits** succeeded in maintaining its excellent profitability track record with an increase of 9% over June 2005. The group's asset management businesses also upped their contribution significantly half-year on half-year.

**Metropolitan** once again stood out in its ability to increase funds received from clients, with net inflows for the six-month period of R2.5 billion compared to R2.2 billion for the six months to June 2005. The group's total assets under management now exceed R75 billion.

With a 47% market share, **Metropolitan Health** is already the largest administrator of closed medical schemes in South Africa. Take-on in the Government Employees Medical Scheme (GEMS) – under which Metropolitan Health has been awarded the administration and medicine clearing house contracts – was slower than anticipated to June. The pace has, however, been picking up steadily and looks set to accelerate now that the government health subsidy issue has been resolved.

Although **Metropolitan International's** operations in neighbouring Namibia, Botswana and Lesotho have retained their substantial shares of the local markets, there was a drop-off in new business production during the period under review. The start-up business established in Kenya and the existing life operation purchased in Ghana in the first quarter of 2006 are still in the development phase.

"The market penetration **Metropolitan** has achieved to date has in all instances been built on our ability to successfully administer low-margin, high-volume business. While managing expenses remains a high priority, our focus is not exclusively on costs. We are constantly searching for ways to enhance the value proposition we offer our policyholders, with improved disclosure currently another primary area of concern for us, " says Doyle.

"The current industry turmoil has reinforced the need for constant refinements to our business model, enabling us to keep pace with or preferably a step ahead of changing consumer requirements."

**Metropolitan** was, for example, the first of the major life insurers to make extensive use of telephone technology – conventional and cell phones as well as call centres – instead of paper when processing new business, including doing a large percentage of its underwriting telephonically. The customer is closely involved at all stages of the far simpler and quicker enrolment process, resulting in greater customer commitment.

Apart from being an efficient and highly cost-effective way of writing new business that makes the customer the focal point throughout the process, it also enables intermediaries to operate anywhere in a country, even in remote outlying areas, as long as they have access to a telephone.

Doyle stresses that changes will remain ongoing as the industry and the group continue to transform themselves, and will involve other equally fundamental shifts in the traditional ways of doing business.

Asset management remains a key area of focus for the group, with **Metropolitan Asset Managers** attaining fourth position overall in the Alexander Forbes Global Manager Watch for the twelve months to 30 June 2006, the highest ranking of all the life insurance asset management companies. Perceptions of MetAM's investment capacity and capabilities are starting to change thanks to sustained performance improvements, and the company is successfully repositioning itself as an *African wealth creator.*

After a successful pilot in late 2005, Metropolitan is in the process of launching a separate banking business unit, **Metropolitan Card Operations**, with a view to providing clients with a more comprehensive service offering. Instead of a branch network, the business relies on a call centre driven distribution and service delivery model.

**Metropolitan's** interims are clearly indicative of the group's sustained popularity in the emerging market. "**Our strong emphasis on the affordability and accessibility of products and services strikes a responsive chord with consumers seeking financial security as well as those aspiring to achieve financial prosperity," says Doyle.**

## Summary of Metropolitan's shareholder value-add to June 2006

| | June 2005 | June 2006 | % growth |
|---|---|---|---|
| Diluted core headline earnings | R288 m | **R344 m** | +19 |
| Diluted core headline earnings per share | 38.97c | **45.26c** | +16 |
| Diluted earnings | R633 m | **R 672 m** | +6 |
| Diluted earnings per share | 85.66c | **88.42c** | +3 |
| Return on embedded value (% annualised) * | 16.6 | **15.8** | |
| Diluted embedded value per share | 1 296c | **1 479c** | +24# |
| Interim dividend per ordinary share | 24.00c | **29.00c** | +21 |
| Total premium income | R3 634 m | **R4 248 m** | +17 |
| Retail operating profit | R148 m | **R199 m** | +34 |
| Total assets under management | R58 bn | **R75 bn** | +29 |

** Reduced by provision for national treasury agreement*
*# Adjusted for capital reduction of 100 cents per share paid out in April 2006*

## Notes

- Core headline earnings are a particularly appropriate measure of the performance of financial services groups such as Metropolitan in that they eliminate items of both a once-off and an inherently volatile nature, such as changes to the valuation basis and capital appreciation/depreciation. The group's 2005 results, for example, incorporated a provision for the agreement with national treasury on minimum early termination values, which was excluded from core headline earnings.
- Diluted earnings, headline earnings and core headline earnings have been adjusted for expenses relating to all convertible redeemable preference shares and treasury shares in issue. The preference shares were issued to Metropolitan's strategic empowerment partner, Kagiso Trust Investments (KTI).

*End*


ISSUED BY

SUE SNOW
FINANCIAL MEDIA SPECIALIST
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406119 OR 0833009745

DATE

13 SEPTEMBER 2006

QUERIES

PETER DOYLE
GROUP CHIEF EXECUTIVE
METROPOLITAN HOLDINGS LIMITED
TEL 021 9405681 OR 0828802690

PRESTON SPECKMANN
GROUP FINANCE DIRECTOR
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406634 OR 0832856454

TYRREL MURRAY
GENERAL MANAGER: GROUP FINANCE
METROPOLITAN HOLDINGS LIMITED
TEL 021 9405083 OR 0828892167

# METROPOLITAN HOLDINGS FINANCIAL SERVICES GROUP

## UNAUDITED GROUP RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

**ADDING SHAREHOLDER VALUE**

- Interim dividend per share up 25%
- Net funds received from clients of R2.5 billion
- Core headline earnings per share up 21%
- Retail business operating profit up 34%
- Total premium income up 17%
- Total assets under management exceed R75 billion

**REVIEW OF OPERATIONS AND PROSPECTS**

**Financial highlights**

- Fully diluted core headline earnings per share increased by 16% (basic increased by 21%).
- Headline earnings and earnings were boosted by the performance of the investment markets, but curtailed by basis changes relating to economic assumptions.
- Retail, the largest contributor to group profits, increased its operating profit by 34%; the asset management business grew its profits by 33% and the corporate business by 9%.
- The unbroken record of positive cashflow from clients continued, with a net inflow of R2.5 billion being recorded for the period under review.
- Investment income on shareholder assets increased by 28% despite the capital reduction of 100 cents per share paid out during April 2006.
- Over the six month period the embedded value per share increased by 11% (annualised) from 1 399 cents (after capital reduction) to 1 479 cents.

**Operational overview**

- Recurring premium income, a significant measure of success in an insurance operation, increased by 8% to R3 billion.
- Retail recurring premium income was 9% higher, highlighting policyholders' improved economic conditions and the quality of business written.
- Retail single premium income was up 50%.
- Retail new business premiums (APE) were 8% higher than the levels recorded in 2005 despite significant changes in the business environment. The new business margin reduced from 11.2% to 8.2% (APE) as a result of the anticipated implementation of the statement of intent, changes in the economic assumptions and a change in business mix.
- An impressive 81% increase in corporate new business APE resulted in a reasonable 12.8% margin.
- Both the health and international businesses posted reduced profits over the period under review.
- Despite the decrease in new business in the international arena, the new business margin improved from 13.4% to 13.6% (APE).
- Retail lapse and surrender rates remained within expected parameters.
- Once again positive operating experience variances emerged in the embedded value; however, the growth in the expense base, mainly aimed at promoting business expansion, resulted in a negative operating assumption change.
- The new retail business enrolment system (REI) was successfully rolled out to all direct writers.
- The corporate business successfully implemented a new administration system.
- The initial take-on of GEMS members was slower than anticipated, with 22 000 new members having joined the scheme by the end of August (June – 8 000).
- The new operations in Ghana and Kenya commenced during the period.

**Transformation**

- During the review period, Metropolitan underwent an official assessment of its transformation status by independent rating agency Empowerdex. In terms of the Financial Sector Charter, the group achieved the highest ranking possible, that of black empowered/owned organisation. From a procurement spend perspective, this ranking entitles clients to claim R1.25/R1.00. In terms of the department of trade and industry's more stringent draft codes of good practice, Metropolitan was deemed to be a level 3 contributor (clients can thus account for procurement spend of R1.10 per R1.00).
- Ongoing highly focused skills development, procurement (reporting infrastructure in particular), enterprise and social development initiatives, aimed at accelerating the pace of transformation in the Metropolitan workplace and the communities within which the group operates, should ensure that Metropolitan gains recognition as a level 1 contributor in the foreseeable future.

**Prospects**

- Metropolitan continues to capitalise on its focused market status, in line with its strategy to create prosperity for Africa's people by providing accessible, affordable and appropriate products.
- During July Metropolitan Employee Benefits secured a R2.2 billion single premium inflation-linked annuity contract.
- As part of Metropolitan's expansion into Africa the international business is currently finalising agreements with a view to starting a new operation in Nigeria.
- It is the group's intention to transfer the Odyssey life book to Metropolitan Life Limited during the second half of the year in support of its capital management programme. This transfer is subject to regulatory and other approvals.
- With a view to raising working capital, Metropolitan Life Limited is considering the option of issuing subordinated debt, again subject to the required regulatory approvals.
- Metropolitan Card Operations, which has been running as a pilot since September 2005, will become fully operational during September 2006 with a view to providing a wider range of financial services to people in the lower income groups.
- Metropolitan remains the largest long-term financial services group in Southern Africa focused on the low and middle income markets. The benefits of this focus, together with Metropolitan's commitment to black economic empowerment and its brand, will continue to give the group a competitive advantage.
- The outlook in the group's target markets remains positive. The increased interest rates and debt levels are mitigated by lower inflation, rising employment rates, an improved GDP outlook and growing business confidence.
- The board is satisfied that the business is sustainable, with a strong focus on product innovation, business retention, cost containment, client service levels and capital management.

**DIRECTORS' STATEMENT**

The directors take pleasure in presenting the unaudited interim results of the Metropolitan Holdings financial services group for the six months ended 30 June 2006.

**Basis of presentation of financial information**

These results have been prepared in accordance with International Accounting Standards 34 (IAS34) – interim financial reporting; guidelines issued by the Actuarial Society of South Africa; and the disclosure requirements of the JSE Limited (JSE). The accounting policies of the group have been applied consistently to all the periods presented. The preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) requires the use of certain critical accounting estimates as well as the exercise of managerial judgement in the application of the group's accounting policies. Such judgement, assumptions, estimates and accounting policies are disclosed in detail in the annual financial statements at 31 December 2005.

The accounting treatment of certain items was changed from that disclosed in June 2005. Due to a better interpretation of IFRS and the implications and application thereof, some refinements were made in finalising the December 2005 annual financial statements, as disclosed in the 2005 annual report.

1. The reclassification of the equity component of the first tranche of the black economic empowerment transactions as a liability;

2. The reclassification of the Metropolitan Health Group staff share scheme from an equity-settled share-based payment to an employee benefit liability;
3. The consolidation of collective investment schemes;
4. The transfer of deferred acquisition costs to insurance contract liabilities;
5. The reclassification of re-insurance from a liability to an asset;
6. The reclassification of the implementation effects of IFRS4 from the income statement to equity; and
7. The recognition of rental income for operating leases on a straight-line basis over the lease term, with the lease accrual being set off against the fair value movement of the investment property.

These changes are set out in the table below.

| **Reconciliation of equity** | **Assets Rm** | **Liabilities Rm** | **Shareholder equity Rm** | **Minority interest Rm** |
|---|---|---|---|---|
| **Published balance at 30 June 2005** | 45 935 | (40 049) | (5 759) | (127) |
| 1. Reclassification of equity component of redeemable convertible preference shares | | (304) | 304 | |
| 2. Metropolitan Health staff share scheme liability | (5) | (99) | 90 | 14 |
| 3. Consolidation of collective investment schemes | 260 | (5) | | (255) |
| 4. Reclassification of deferred acquisition costs | (118) | 118 | | |
| 5. Reinsurance liability reclassified as reinsurance asset | (7) | 7 | | |
| **Restated balance at 30 June 2005** | 46 065 | (40 332) | (5 365) | (368) |

| **Reconciliation of earnings attributable to equity holders** | **Rm** |
|---|---|
| **Published for the period ended 30 June 2005** | 537 |
| 1. Additional interest expense on reclassification of redeemable convertible preference shares | (20) |
| 2. Employee benefits – value of service provided | (14) |
| 6. Implementation effects of IFRS4 transferred to equity | 29 |
| **Restated for the period ended 30 June 2005** | 532 |

Reclassifications between line items in the income statement were made for the year ended 31 December 2005. These reclassifications had no effect on earnings.

**Corporate activity during the year**

- Metropolitan Holdings Limited bought back and cancelled 16 million listed ordinary shares.
- The company also bought back approximately half of the shares management owned in MHG, thereby reducing the future dilutory impact on MHG's contribution to group earnings

**Related parties**

There have been no significant changes to the nature of the related party transactions as described in note 35 of the 2005 annual financial statements.

**CORPORATE GOVERNANCE**

The board has satisfied itself that appropriate principles of corporate governance were applied throughout the period under review.

**DIRECTORATE CHANGES AND DIRECTORS' SHAREHOLDING**

Sadly Eric Molobi, chairman of Metropolitan, passed away on 4 June 2006. His leadership, insight and guidance will be sorely missed, not only at Metropolitan and KTI, but also at a national level. JJ Njeke was appointed as acting chairman on 30 May 2006. Willie Esterhuyse, having reached statutory retirement age, retired with effect from 30 May 2006 after fifteen years on the board. We thank him for his contribution over the years. Andile Sangqu, previously an alternate to Eric Molobi, was

appointed to the board on 3 July 2006. No further changes have been made to the directorate. All transactions in listed shares involving directors were disclosed on SENS as required.

**CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES**

The group had no material capital commitments at 30 June 2006. The group is party to legal proceedings in the normal course of business, and appropriate provisions are made when losses are expected to materialise.

**POST BALANCE SHEET EVENTS**

Apart from the new business mentioned under prospects above, no material post balance sheet events occurred between the balance sheet date and the date of approval of the interim results.

**DIVIDEND DECLARATION**

**Ordinary listed shares**

The dividend policy for ordinary listed shares, approved by the directors and consistent with prior years, is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term, while allowing the dividend cover to fluctuate.

An interim dividend of 29.00 cents per ordinary share has been declared on 12 September 2006. This dividend is payable to the holders of ordinary shares recorded in the register of the company at the close of business on Friday, 6 October 2006 and will be paid on Monday, 9 October 2006. The last day to trade "cum" dividend will be Friday, 29 September 2006. The shares will trade "ex" dividend from the start of business on Monday, 2 October 2006. Share certificates may not be dematerialised or rematerialised between Monday, 2 October and Friday, 6 October 2006, both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to certificated shareholders on or about payment date. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 9 October 2006.

**Preference share dividend**

Dividends of R22 million (11.7%), R3.7 million (29.00 cents per share) and R18 million (11.6%) were declared on 12 September 2006 on the A1, A2 and A3 Metropolitan preference shares respectively, payable on 30 September 2006. The declaration rate was determined as set out in the company's articles. These amounts are included under finance costs in these results.

Signed on behalf of the board

**JJ Njeke** *Acting group chairman*

**Peter Doyle** *Group chief executive*

Cape Town
12 September 2006

**Directors:**

JJ Njeke (non-executive group chairman (acting)), Peter Doyle (group chief executive), Derek Pead (executive director), Abel Sithole (executive director), Preston Speckmann (executive director), Fatima Jakoet, Peter Lamprecht, Syd Muller, Bulelwa Ndamase, John Newbury, Andile Sangqu, Marius Smith, Franklin Sonn, Johan van Reenen

**Secretary:** Bongiwe Gobodo-Mbomvu

**Registration number:** 2000/031756/06
**Registered office:** 7 Parc du Cap, Mispel Road, Bellville 7535
**JSE code:** MET
**NSX code:** MTD
**ISIN NO.** ZAE000050456

**Transfer secretaries**

Link Market Services SA (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street,
Johannesburg, 2001
P O Box 4844, Johannesburg, 2000
Telephone: +27 11 834 2266
E-mail: info@linkmarketservices.co.za

**Sponsor**

Merrill Lynch

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED BALANCE SHEET | **30.06.2006 Rm** | 30.06.2005 Rm (1) | 31.12.2005 Rm |
|---|---|---|---|
| **ASSETS** | | | |
| Property, plant and equipment | **559** | 445 | 549 |
| Investment property | **2 322** | 1 977 | 2 255 |
| Intangible assets | **404** | 423 | 404 |
| Investment in associates | **3** | 10 | 7 |
| Financial assets (2) | **45 687** | 39 003 | 43 465 |
| Deferred income tax | **3** | 5 | 4 |
| Reinsurance contracts | **181** | 210 | 181 |
| Cash and cash equivalents | **6 554** | 3 992 | 6 526 |
| **Total assets** | **55 713** | 46 065 | 53 391 |
| **EQUITY** | | | |
| Capital and reserves attributable to equity holders | **5 933** | 5 365 | 6 301 |
| Minority interests | **492** | 368 | 465 |
| **Total equity** | **6 425** | 5 733 | 6 766 |
| **LIABILITIES** | | | |
| Insurance contract liabilities | | | |
| Long-term insurance (3) | **26 986** | 21 187 | 25 496 |
| Medical insurance | **2** | | |
| Financial liabilities | | | |
| Investment contracts – fair value through income | **7 893** | 6 633 | 7 454 |
| Investment contracts – with discretionary participation features (3) | **10 604** | 9 552 | 9 905 |
| Other financial liabilities | **1 328** | 605 | 1 264 |
| Employee benefit obligations | **184** | 226 | 225 |
| Deferred income tax | **270** | 163 | 296 |
| Other payables | **1 878** | 1 804 | 1 703 |
| Current income tax | **143** | 162 | 282 |
| **Total liabilities** | **49 288** | 40 332 | 46 625 |
| **Total equity and liabilities** | **55 713** | 46 065 | 53 391 |

(1) The June 2005 balances have been adjusted as disclosed in the reconciliation of equity table under the heading Basis of presentation of financial information.

(2) Financial instruments include equity and debt securities, loans and receivables and derivatives.

(3) Under IFRS4, the group continues to account for long-term insurance contracts and investment contracts with discretionary participation features using SA GAAP.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES ON REPORTING BASIS | 30.06.2006 Rm | 30.06.2005 Rm (4) | 31.12.2005 Rm |
|---|---|---|---|
| Total assets per balance sheet | **55 713** | 46 065 | 53 391 |
| Actuarial value of policy liabilities per balance sheet | **(45 483)** | (37 372) | (42 855) |
| Other liabilities per balance sheet | **(3 805)** | (2 960) | (3 770) |
| Minority interests | **(492)** | (368) | (465) |
| **Excess – group per reporting basis** | **5 933** | 5 365 | 6 301 |
| Net assets – other businesses | **(649)** | 353 | (157) |
| **Excess – long-term insurance business (5)** | **5 284** | 5 718 | 6 144 |
| **LONG-TERM INSURANCE BUSINESS (5)** | | | |
| **Change in excess of long-term insurance business (5)** | **(860)** | 351 | 777 |
| Increase in share capital | **(25)** | (5) | (5) |
| Metropolitan Kenya included in insurance | **(8)** | | |
| Exchange differences | **(4)** | 8 | 17 |
| Change in other reserves | **(6)** | (6) | (63) |
| Dividend paid | **1 578** | 281 | 932 |
| **Total surplus arising** | **675** | 629 | 1 658 |
| Operating profit | **274** | 236 | 589 |
| Investment income on excess | **117** | 101 | 179 |
| Net realised and fair value gains on excess | **367** | 270 | 836 |
| Investment variances (6) | **18** | 9 | 66 |
| Basis changes | **(101)** | 18 | 102 |
| Other adjustments | **-** | (5) | (13) |
| LOA statement of intent | | | (101) |
| Consolidation adjustments | **(57)** | (86) | (128) |
| Income tax expense | **158** | 173 | 413 |
| Adjustment for other expenses and share of profit of associates | **(1)** | 2 | (6) |
| **Results of long-term insurance business (5)** | **775** | 718 | 1 937 |
| Results of other group businesses | **109** | 86 | 427 |
| **Results of operations per income statement** | **884** | 804 | 2 364 |

| STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES ON STATUTORY BASIS | 30.06.2006 Rm | 30.06.2005 Rm | 31.12.2005 Rm |
|---|---|---|---|
| **Excess – group per reporting basis** | **5 933** | 5 365 | 6 301 |
| Disallowed assets in terms of statutory requirements | **(29)** | (27) | (35) |
| Net assets – other businesses | **(649)** | 353 | (157) |
| **Statutory excess – long-term insurance business (5)** | **5 255** | 5 691 | 6 109 |
| Capital adequacy requirement | **1 559** | 1 620 | 1 426 |
| Capital adequacy multiple | **3.4** | 3.5 | 4.3 |
| Discretionary margins | **1 903** | 1 503 | 1 886 |

(4) The June 2005 balances have been adjusted as disclosed in the reconciliation of equity table under the heading Basis of presentation of financial information.

(5) The long-term insurance business includes both insurance and investment contract business and is the simple aggregate of all the life insurance companies in the group. It includes minority interests and other items, which are eliminated on consolidation. It excludes non-insurance business.

(6) Investment variances reflect the impact of actual investment returns on the value of future expense recoveries.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED INCOME STATEMENT (7) | 6 mths to 30.06.2006 Rm | 6 mths to 30.06.2005 Rm | 12 mths to 31.12.2005 Rm |
|---|---|---|---|
| Net insurance premiums received | **3 452** | 3 047 | 6 656 |
| Fee income (9) | **357** | 337 | 647 |
| Investment income (8) | **1 233** | 1 020 | 2 175 |
| Net realised and fair value gains (8) | **2 801** | 2 383 | 8 579 |
| **Net income** | **7 843** | 6 787 | 18 057 |
| Net insurance benefits and claims | **2 867** | 3 477 | 6 411 |
| Change in provisions | **2 137** | 882 | 5 547 |
| Change in insurance contract provisions | **2 135** | 893 | 5 459 |
| LOA statement of intent | | | 101 |
| Change in reinsurance provisions | **2** | (11) | (13) |
| Fair value adjustments on investment contracts (8) | **607** | 402 | 1 218 |
| Depreciation, amortisation and impairment expense | **64** | 55 | 109 |
| Employee benefit expense | **517** | 486 | 903 |
| Sales remuneration and distribution cost | **486** | 461 | 990 |
| Other expenses (9) | **281** | 220 | 515 |
| **Expenses** | **6 959** | 5 983 | 15 693 |
| **Results of operations** | **884** | 804 | 2 364 |
| Share of profit of associates | **1** | 3 | 6 |
| Finance costs | **(47)** | (29) | (54) |
| **Profit before tax** | **838** | 778 | 2 316 |
| Income tax expenses | **(226)** | (225) | (573) |
| **Earnings** | **612** | 553 | 1 743 |
| **Attributable to:** | | | |
| Equity holders of group | **600** | 532 | 1 695 |
| Minority interests | **12** | 21 | 48 |
| | **612** | 553 | 1 743 |

(7) The layout of the income statement has been changed to reflect expenses by function; sales remuneration and distribution costs are shown on the face of the income statement and net realised and fair value gains have been aggregated. The June 2005 results have been changed as disclosed in the reconciliation of earnings attributable to equity holders table under the heading Basis of presentation of financial information.

(8) In June 2005 investment income and net realised gains on investment contracts were accounted for directly to the liability; these items have been restated through the income statement. In December 2005 only investment income on investment contracts was accounted for directly to the liability; this item has been restated through the income statement.

(9) In both June and December 2005, management fees in Metropolitan Collective Investments Limited were accounted for against service fees charged. The management fees are now shown as other expenses, increasing the fee income of this company. The comparative figures have been restated accordingly.

## METROPOLITAN HOLDINGS – GROUP RESULTS

| RECONCILIATION OF HEADLINE EARNINGS attributable to equity holders of the company | Basic earnings | | | Diluted earnings | | |
|---|---|---|---|---|---|---|
| | **6 mths to 30.06.2006 Rm** | 6 mths to 30.06.2005 Rm (10) | 12 mths to 31.12.2005 Rm | **6 mths to 30.06.2006 Rm** | 6 mths to 30.06.2005 Rm (10) | 12 mths to 31.12.2005 Rm |
| **Earnings** | **600** | 532 | 1 695 | **600** | 532 | 1 695 |
| Investment return on treasury shares | | | | **31** | 74 | 149 |
| Finance costs – preference shares | | | | **41** | 27 | 53 |
| **Diluted earnings** | | | | **672** | 633 | 1 897 |
| Goodwill impaired | **4** | | | **4** | | |
| **Headline earnings** (11) | **604** | 532 | 1 695 | **676** | 633 | 1 897 |
| Net realised and fair value gains on excess | **(392)** | (251) | (999) | **(392)** | (251) | (999) |
| Basis changes, LOA statement of intent and investment variances | **83** | (28) | (55) | **83** | (28) | (55) |
| Fair value gains on treasury shares | | | | **(23)** | (66) | (135) |
| **Core headline earnings** (12) | **295** | 253 | 641 | **344** | 288 | 708 |

(10) The June 2005 results have been changed as disclosed in the reconciliation of earnings attributable to equity holders table under the heading Basis of presentation of financial information.

(11) Headline earnings consist of operating profit, investment income, net realised and fair value gains, investment variances and basis and other changes.

(12) Net realised and fair value gains on investment assets, investment variances and basis and other changes can be volatile; therefore core headline earnings have been disclosed that comprise operating profit and investment income on shareholder assets.

| **EARNINGS PER SHARE** (cents) attributable to equity holders of the company | **6 mths to 30.06.2006** | 6 mths to 30.06.2005 | 12 mths to 31.12.2005 |
|---|---|---|---|
| **Basic** | | | |
| Core headline earnings | **51.94** | 43.10 | 109.39 |
| Headline earnings | **106.34** | 90.63 | 289.25 |
| Earnings | **105.63** | 90.63 | 289.25 |
| Weighted average number of shares (million) | **568** | 587 | 586 |
| **Diluted** | | | |
| Core headline earnings | **45.26** | 38.97 | 95.93 |
| Headline earnings | **88.95** | 85.66 | 257.05 |
| Earnings | **88.42** | 85.66 | 257.05 |
| Diluted weighted average number of shares (million) (13) | **760** | 739 | 738 |

(13) Diluted weighted average number of shares takes into account all issued shares, assuming conversion of the convertible redeemable preference shares and the release of staff share scheme shares, and includes the treasury shares held on behalf of contract holders.

| **DIVIDENDS** | **2006** | 2005 |
|---|---|---|
| **Ordinary listed shares** (cents per share) | | |
| Interim | **29.00** | 24.00 |
| Final | | 39.00 |
| Total | | 63.00 |

| **Convertible redeemable preference shares** | | **A1** | **A2** | **A3** |
|---|---|---|---|---|
| Paid – 31 March 2005 | Rate | 9.2% | | |
| | Rm | 25 | | |
| Paid – 30 September 2005 | Rate | 9.9% | | |
| | Rm | 23 | | |
| Paid – 31 March 2006 | Rate | 10.4% | 39.00 cps | 9.2% |
| | Rm | 24 | 5 | 10 |
| Payable – 30 September 2006 | Rate | 11.7% | 29.00 cps | 11.6% |
| | Rm | 22 | 4 | 18 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ANALYSIS OF CORE HEADLINE EARNINGS | **6 mths to 30.06.2006 Rm** | 6 mths to 30.06.2005 Rm (14) | 12 mths to 31.12.2005 Rm |
|---|---|---|---|
| **Corporate business** | **59** | 54 | 115 |
| Operating profit | **85** | 77 | 161 |
| Tax | **(26)** | (23) | (46) |
| **Retail business** | **199** | 148 | 369 |
| Operating profit | **281** | 205 | 523 |
| Tax | **(82)** | (57) | (154) |
| **International business** | **21** | 28 | 86 |
| Operating profit | **23** | 32 | 92 |
| Tax | **(2)** | (4) | (6) |
| **Health business** | **(5)** | 4 | 9 |
| Operating profit | **12** | 17 | 38 |
| Tax | **(17)** | (13) | (29) |
| **Asset management business** | **16** | 12 | 52 |
| Operating profit | **20** | 16 | 72 |
| Tax | **(4)** | (4) | (20) |
| **Shareholder capital** | **5** | 7 | 10 |
| Holding company expenses | **(29)** | (21) | (40) |
| Finance costs – preference shares | **(41)** | (27) | (53) |
| Investment income on shareholder excess | **149** | 116 | 208 |
| Income tax on investment income | **(74)** | (61) | (105) |
| **Core headline earnings** | **295** | 253 | 641 |

(14) The June 2005 results have been changed as disclosed in the reconciliation of earnings attributable to equity holders table under the heading Basis of presentation of financial information.

| **RESULTS OF OPERATIONS FROM ADMINISTRATION BUSINESS** (gross of minority interest and before tax) | **Net income** | **Expenses** | **Results of operations** | | |
|---|---|---|---|---|---|
| | | | **6 mths to 30.06.2006** | 6 mths to 30.06.2005 | 12 mths to 31.12.2005 |
| | **Rm** | **Rm** | **Rm** | Rm (14) | Rm |
| Health business | 267 | (252) | **15** | 27 | 49 |
| Asset administration | 67 | (47) | **20** | 10 | 34 |
| Asset management | 43 | (43) | **-** | 6 | 38 |
| | 377 | (342) | **35** | 43 | 121 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED STATEMENT OF CHANGES IN EQUITY | **6 mths to 30.06.2006 Rm** | 6 mths to 30.06.2005 Rm (15) | 12 mths to 31.12.2005 Rm |
|---|---|---|---|
| **Changes in share capital** | | | |
| Balance before implementation of IFRS4 and IAS39 (revised) | | 870 | 870 |
| Treasury shares held on behalf of contract holders | | (198) | (198) |
| Balance at beginning | **559** | 672 | 672 |
| Staff scheme shares released | **67** | 16 | 53 |
| Shares repurchased and cancelled | **(200)** | (1) | (242) |
| Treasury shares held on behalf of contract holders | **29** | 42 | 76 |
| Capital reduction | **(642)** | | |
| Balance at end | **(187)** | 729 | 559 |
| **Changes in other reserves** | | | |
| Balance at beginning | **428** | 367 | 367 |
| Total recognised income | **1** | 7 | 51 |
| Earnings directly accounted in equity | **-** | 12 | 61 |
| Foreign currency translation differences | **1** | (5) | (10) |
| Employee share schemes – value of services provided | **3** | 5 | 10 |
| Balance at end (16) | **432** | 379 | 428 |
| **Changes in retained income** | | | |
| Balance before implementation of IFRS4 and IAS39 (revised) | | 3 945 | 3 945 |
| Opening deferred acquisition costs and deferred revenue liabilities | | (11) | (11) |
| Treasury shares held on behalf of contract holders | | (19) | (19) |
| Balance at beginning | **5 314** | 3 915 | 3 915 |
| Earnings for period | **600** | 532 | 1 695 |
| Dividends paid | **(224)** | (190) | (296) |
| Transfer to other reserves | **(2)** | - | - |
| Balance at end | **5 688** | 4 257 | 5 314 |
| **Capital and reserves attributable to equity holders** | **5 933** | 5 365 | 6 301 |
| **Changes in minority interest** | | | |
| Balance at beginning | **465** | 359 | 359 |
| Total recognised income | **12** | 19 | 44 |
| Earnings for period | **12** | 21 | 48 |
| Foreign currency translation differences | **-** | (2) | (4) |
| Employee share schemes – value of services provided | **(1)** | - | 1 |
| Dividend paid | **(35)** | (1) | (1) |
| Net change in minority interest | **51** | (9) | 62 |
| Balance at end | **492** | 368 | 465 |
| **Total equity** | **6 425** | 5 733 | 6 766 |

(15) The June 2005 balances have been adjusted as disclosed in the reconciliation of equity table under the heading Basis of presentation of financial information.

(16) Other reserves consist of the following:

Land and buildings revaluation reserve: R121 million (30.06.2005: R72 million; 31.12.2005: R121 million)

Foreign currency translation reserve: (R14 million) (30.06.2005: (R10 million); 31.12.2005: (R15 million))

Fair value reserve: R30 million (30.06.2005: R22 million; 31.12.2005: R27 million)

Non-distributable reserve: R295 million (30.06.2005: R295 million; 31.12.2005: R295 million)

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED CASH FLOW STATEMENT | 6 mths to 30.06.2006 Rm | 6 mths to 30.06.2005 Rm (18) | 12 mths to 31.12.2005 Rm |
|---|---|---|---|
| Net cash inflow from operating activities | **1 303** | 790 | 3 280 |
| Net cash outflow from investing activities | **(105)** | (51) | (90) |
| Net cash outflow from financing activities | **(1 179)** | (876) | (756) |
| **Net cash flow** | **19** | (137) | 2 434 |
| Exchange gains/(losses) on cash resources | **9** | 36 | (1) |
| Cash resources and funds on deposit at beginning | **6 526** | 4 093 | 4 093 |
| **Cash resources and funds on deposit at end** | **6 554** | 3 992 | 6 526 |

| SEGMENTAL REPORT (17) | 6 mths to 30.06.2006 Rm | 6 mths to 30.06.2005 Rm (18) | 12 mths to 31.12.2005 Rm |
|---|---|---|---|
| **Segmental revenue** | | | |
| Retail business | **3 878** | 3 411 | 8 412 |
| Corporate business | **2 386** | 2 043 | 5 811 |
| Health business | **267** | 260 | 519 |
| Asset management business (9) | **110** | 87 | 215 |
| Shareholder capital (19) | **540** | 338 | 1 569 |
| International business (20) | **662** | 648 | 1 531 |
| **Net income per income statement** | **7 843** | 6 787 | 18 057 |
| **Segmental results** | | | |
| Retail business | **281** | 205 | 525 |
| Corporate business | **85** | 77 | 161 |
| Health business | **15** | 27 | 49 |
| Asset management business | **20** | 16 | 72 |
| Shareholder capital (19) | **407** | 399 | 1 303 |
| International business (20) | **76** | 80 | 254 |
| **Results from operations per income statement** | **884** | 804 | 2 364 |

(17) The segmental report is compiled on the basis of Metropolitan's primary segments. In all instances with the exception of international, the secondary segments are in South Africa. The asset management business, previously part of the corporate business, is managed as a new primary segment and disclosed as such. The comparative information has been adjusted accordingly.

(18) The June 2005 results have been changed as disclosed in the reconciliation of earnings attributable to equity holders table under the heading Basis of presentation of financial information.

(19) Shareholder capital consists of holding company and shareholder return; in South Africa this is not split between retail and corporate.

(20) International, with secondary segments in Botswana, Ghana, Kenya, Lesotho, Mauritius and Namibia, includes investment return.

## METROPOLITAN HOLDINGS – GROUP RESULTS

| EMBEDDED VALUE | 30.06.2006 Rm | 30.06.2005 Rm | 31.12.2005 Rm |
|---|---|---|---|
| Statutory excess – long-term insurance business | **5 255** | 5 691 | 6 109 |
| Adjustments to statutory excess | **1 861** | 618 | 1 563 |
| Net assets – other businesses | **649** | (353) | 157 |
| Staff share scheme loans | **246** | 365 | 313 |
| Liability – convertible redeemable preference shares | **824** | 473 | 945 |
| Treasury shares held on behalf of contract holders | **251** | 242 | 258 |
| Goodwill | **(109)** | (109) | (110) |
| Adjustments for | **447** | 263 | 349 |
| Asset management business | **221** | 159 | 191 |
| Health business (21) | **479** | 356 | 405 |
| Holding company expenses | **(253)** | (252) | (247) |
| **Adjusted net asset value** | **7 563** | 6 572 | 8 021 |
| **Net value of in-force business** | **3 516** | 3 003 | 3 447 |
| Individual life | **2 833** | 2 387 | 2 776 |
| Gross value of in-force business | **2 978** | 2 542 | 2 913 |
| Less: Cost of capital | **(145)** | (155) | (137) |
| Employee benefits | **683** | 616 | 671 |
| Gross value of in-force business | **781** | 701 | 736 |
| Less: Cost of capital | **(98)** | (85) | (65) |
| **Fully diluted embedded value** | **11 079** | 9 575 | 11 468 |
| Fully diluted embedded value per share (cents) | **1 479** | 1 296 | 1 499 |
| Fully diluted adjusted net asset value per share (cents) | **1 010** | 889 | 1 048 |
| Diluted number of shares in issue (million) | **749** | 739 | 765 |

(21) The value of the health business is net of R54 million, being the total liability of the option held by MHG management (30.06.2005: R104 million; 31.12.2005: R129 million).

| EMBEDDED VALUE ATTRIBUTABLE TO GROUP | Net asset value Rm | Value of in-force Rm | 30.06.2006 Rm | 30.06.2005 Rm | 31.12.2005 Rm |
|---|---|---|---|---|---|
| Metropolitan Life Ltd | 4 457 | 2 927 | **7 384** | 7 399 | 8 052 |
| Metropolitan Odyssey Ltd | 273 | 216 | **489** | 388 | 441 |
| Metropolitan International Ltd | 47 | - | **47** | 97 | 47 |
| Metropolitan Namibia | 240 | 178 | **418** | 408 | 496 |
| Metropolitan Life of Botswana | 88 | 52 | **140** | 124 | 145 |
| Metropolitan Lesotho Ltd | 112 | 143 | **255** | 243 | 319 |
| Metropolitan Kenya Ltd | 3 | - | **3** | - | - |
| Metropolitan Ghana Ltd | 15 | - | **15** | - | - |
| Asset management business | 78 | 221 | **299** | 227 | 256 |
| Metropolitan Health Group | 96 | 479 | **575** | 432 | 487 |
| Metropolitan Holdings (after consolidation adjustments) | 1 816 | (253) | **1 563** | 366 | 1 334 |
| Goodwill | (109) | | **(109)** | (109) | (109) |
| **Total embedded value** | 7 116 | 3 963 | **11 079** | 9 575 | 11 468 |
| Adjustments to group excess | (1 861) | | | | |
| **Statutory excess – long-term insurance business** | 5 255 | | | | |

## METROPOLITAN HOLDINGS – GROUP RESULTS

| VALUE OF LONG-TERM INSURANCE NEW BUSINESS | **6 mths to 30.06.2006 Rm** | 6 mths to 30.06.2005 Rm | 12 mths to 31.12.2005 Rm |
|---|---|---|---|
| Retail business (22) | **35** | 44 | 100 |
| Gross value of new business | **38** | 47 | 107 |
| Less: Cost of capital | **(3)** | (3) | (7) |
| Corporate business | **10** | (11) | 6 |
| Gross value of new business | **15** | (10) | 7 |
| Less: Cost of capital | **(5)** | (1) | (1) |
| International business * | **7** | 9 | 28 |
| Gross value of new business | **7** | 13 | 33 |
| Less: Cost of capital | **(0)** | (4) | (5) |
| **Total value of long-term insurance new business** | **52** | 42 | 134 |

** Net of outside shareholders*

(22) The value of retail new business has been reduced by R5 million (31.12.2005: R12 million) as a result of the statement of intent (SOI) signed by the life industry in 2005. At 30 June 2005 the SOI had not yet been signed, and the figures have therefore not been restated.

| NEW BUSINESS PREMIUMS | **6 mths to 30.06.2006 Rm** | 6 mths to 30.06.2005 Rm | 12 mths to 31.12.2005 Rm |
|---|---|---|---|
| **Recurring premiums** | | | |
| Retail business | **337** | 338 | 732 |
| Corporate business | **50** | 28 | 80 |
| International business * | **44** | 57 | 105 |
| | **431** | 423 | 917 |
| **Single premiums** | | | |
| Retail business | **905** | 604 | 1 369 |
| Corporate business (23) | **283** | 147 | 545 |
| International business * | **74** | 101 | 174 |
| | **1 262** | 852 | 2 088 |
| **Annual premium equivalent (APE)** | **557** | 508 | 1 126 |
| Retail business | **428** | 398 | 869 |
| Corporate business | **78** | 43 | 135 |
| International business | **51** | 67 | 122 |
| **Present value premiums (PVP)** | **3 141** | | 6 144 |
| Retail business | **2 284** | | 4 444 |
| Corporate business | **612** | | 1 056 |
| International business | **245** | | 644 |

** Net of outside shareholders*

(23) In addition, corporate business secured an off-balance sheet inflow of R231 million during the first half of 2006.

## METROPOLITAN HOLDINGS – GROUP RESULTS

| PROFITABILITY OF NEW BUSINESS | **6 mths to 30.06.2006** | 6 mths to 30.06.2005 | 12 mths to 31.12.2005 |
|---|---|---|---|
| **% of APE** | **9.3** | 8.3 | 11.9 |
| Retail business (24) | **8.2** | 11.2 | 11.5 |
| Corporate business | **12.8** | (25.6) | 4.3 |
| International business | **13.6** | 13.4 | 22.5 |
| **% of PVP** | **1.7** | | 2.2 |
| Retail business (24) | **1.5** | | 2.3 |
| Corporate business | **1.6** | | 0.5 |
| International business | **2.9** | | 4.3 |

(24) The retail new business margin was reduced by 0.2% (PVP) and 1.1% (APE) (31.12.2005: 0.3% and 1.4%) as a result of the statement of intent signed by the life industry during 2005. At 30 June 2005 the SOI had not yet been signed, and the figures have therefore not been restated.

| SOURCE OF NEW BUSINESS | **30.06.2006** | | 30.06.2005 | | 31.12.2005 | |
|---|---|---|---|---|---|---|
| Individual life – insurance and investment business | **APE %** | **Total %** | APE % | Total % | APE % | Total % |
| General intermediary channel | **9** | **6** | 13 | 9 | 12 | 8 |
| Direct writers | **22** | **23** | 35 | 29 | 32 | 28 |
| Group schemes | **9** | **5** | 7 | 4 | 8 | 5 |
| Direct mail and telemarketing | **24** | **14** | 14 | 8 | 14 | 9 |
| Odyssey broker channel | **27** | **43** | 20 | 39 | 22 | 41 |
| 3rd party business | **-** | **2** | - | - | - | - |
| International | **9** | **7** | 11 | 11 | 12 | 9 |

| VALUE OF NEW BUSINESS – OTHER BUSINESSES | **6 mths to 30.06.2006 Rm** | 6 mths to 30.06.2005 Rm | 12 mths to 31.12.2005 Rm |
|---|---|---|---|
| Asset management business | **13** | 10 | 22 |
| Health business | **19** | 20 | 76 |

| **PRINCIPAL ASSUMPTIONS** (South Africa) (25) | **30.06.2006 %** | 30.06.2005 % | 31.12.2005 % |
|---|---|---|---|
| Pre-tax investment return | | | |
| Equities | **10.8** | 10.3 | 9.5 |
| Properties | **10.8** | 10.3 | 9.5 |
| Government stock | **8.8** | 8.3 | 7.5 |
| Cash | **6.8** | 6.3 | 5.5 |
| Risk discount rate | **11.3** | 10.8 | 10.0 |
| Investment return (before tax) – smoothed bonus | **10.2** | 9.7 | 8.9 |
| Expense inflation rate | **5.5** | 5.0 | 4.3 |

(25) The principal assumptions relate to the South African life insurance business only. Assumptions relating to the international life insurance businesses are based on local requirements and can be different to the South African assumptions.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| OUTSIDE SHAREHOLDER INTEREST | **30.06.2006 %** | 30.06.2005 % | 31.12.2005 % |
|---|---|---|---|
| Metropolitan Namibia | **19.0** | 19.1 | 19.0 |
| Metropolitan Botswana | **24.2** | 24.2 | 24.2 |
| Metropolitan Health Group | **17.6** | 18.8 | 18.8 |
| Metropolitan Kenya | **33.3** | | |
| Metropolitan Ghana | **40.0** | | |

| **LONG-TERM INSURANCE BUSINESS: SENSITIVITIES – 30.06.2006** | | **Net worth** | **In-force business** | | | **New business written** | | |
|---|---|---|---|---|---|---|---|---|
| | | | **Net value** | **Gross value** | **Cost of CAR** | **Net value** | **Gross value** | **Cost of CAR** |
| | | **Rm** | **Rm** | **Rm** | **Rm** | **Rm** | **Rm** | **Rm** |
| **Base value** | | **5 255** | **3 516** | **3 759** | **(243)** | **52** | **60** | **(8)** |
| 1% | increase in risk discount rate | | 3 196 | 3 551 | (355) | 42 | 53 | (11) |
| | % change | | (9) | (6) | 46 | (19) | (12) | 37 |
| 1% | reduction in risk discount rate | | 3 881 | 3 993 | (112) | 64 | 68 | (4) |
| | % change | | 10 | 6 | (54) | 23 | 13 | (47) |
| 10% | increase in future expenses | | 3 292 | 3 534 | (243) | 43 | 51 | (8) |
| | % change (note 1) | | (6) | (6) | - | (17) | (15) | - |
| 10% | increase in policy discontinuance | | 3 451 | 3 694 | (243) | 37 | 45 | (8) |
| | % change | | (2) | (2) | - | (30) | (26) | - |
| 10% | increase in mortality and morbidity | | 3 195 | 3 437 | (243) | 19 | 28 | (8) |
| | % change (note 2) | | (9) | (9) | - | (63) | (54) | - |
| 1% | reduction in gross investment return, inflation rate and risk discount rate | 5 267 | 3 534 | 3 777 | (243) | 59 | 67 | (8) |
| | % change (note 3) | - | 1 | - | - | 13 | 11 | - |
| 1% | reduction in gross investment return only (no change in risk discount rate) | 5 175 | 3 231 | 3 605 | (375) | 44 | 55 | (12) |
| | % change (note 3) | (2) | (8) | (4) | 54 | (15) | (8) | 40 |
| 1% | reduction in inflation | 5 343 | 3 467 | 3 710 | (243) | 57 | 65 | (8) |
| | % change | 2 | (1) | (1) | - | 9 | 8 | - |
| 10% | fall in market value of equities | 4 929 | 3 344 | 3 587 | (243) | | | |
| | % change | (6) | (5) | (5) | - | | | |
| 10% | reduction in premium indexation take-up rate | | 3 463 | 3 706 | (243) | 49 | 58 | (8) |
| | % change | | (2) | (1) | - | (5) | (4) | - |
| 10% | increase in non-commission related acquisition expenses | | | | | 37 | 45 | (8) |
| | % change | | | | | (28) | (25) | - |

Notes
(1) No corresponding changes in variable policy charges are assumed, although in practice it is likely that they will be modified according to circumstances.
(2) Mortality decreases by 10% for annuities; mortality and morbidity increase by 10% for assurance.
(3) Bonus rates are assumed to change commensurately.
(4) The change in the value of cost of CAR is disclosed as nil where the sensitivity test results in an insignificant change in the value.

## METROPOLITAN HOLDINGS – GROUP RESULTS

| ANALYSIS OF CHANGES IN GROUP EMBEDDED VALUE | Other businesses | Long-term insurance business | | 6 mths to 30.06.2006 Total | 6 mths to 30.06.2005 Total | 12 mths to 31.12.2005 Total |
|---|---|---|---|---|---|---|
| | | NAV | VoIF | | | |
| | Rm | Rm | Rm | Rm | Rm | Rm |
| Profit from new business | 33 | | 53 | **86** | 74 | 243 |
| Embedded value from new business | 32 | | 52 | **84** | 72 | 232 |
| Expected return to end of year | 1 | | 1 | **2** | 2 | 11 |
| Profit from existing business | 38 | 214 | (63) | **189** | 269 | 655 |
| Expected return -- unwinding of risk discount rate | 23 | - | 175 | **198** | 180 | 356 |
| Expected (or actual) net of tax profit transfer to net worth | - | 186 | (186) | **-** | - | - |
| Operating experience variance | - | 78 | 39 | **117** | 35 | 140 |
| Operating assumption changes | 15 | (50) | (91) | **(126)** | 54 | 283 |
| LOA statement of intent | | | | | | (124) |
| **Embedded value profit from operations** | 71 | 214 | (10) | **275** | 343 | 898 |
| Investment return on net worth | 51 | 475 | - | **526** | 306 | 1 113 |
| Investment variances | 10 | 26 | 110 | **146** | 74 | 456 |
| Economic assumption changes | (3) | (42) | (29) | **(74)** | 15 | 37 |
| Exchange rate movements | - | - | - | **-** | (14) | (13) |
| **Total embedded value profit** | 129 | 673 | 71 | **873** | 724 | 2 491 |
| Changes in share capital | (857) | 15 | | **(842)** | - | (242) |
| Dividend paid | 1 283 | (1 544) | | **(261)** | (190) | (326) |
| Redeemable preference shares | (122) | | | **(122)** | - | 481 |
| Finance costs – preference shares | (41) | | | **(41)** | (27) | (53) |
| Movements in other reserves | 2 | 2 | | **4** | 12 | 61 |
| **Increase in embedded value** | 394 | (854) | 71 | **(389)** | 519 | 2 412 |
| Return on embedded value (%) (June results have been annualised) | | | | **15.8** | 16.6 | 27.5 |

| **PREMIUMS RECEIVED** (pre-IFRS4) | **6 mths to 30.06.2006 Rm** | 6 mths to 30.06.2005 Rm | 12 mths to 31.12.2005 Rm |
|---|---|---|---|
| **Recurring premiums** | **2 977** | 2 764 | 5 770 |
| Retail business | **1 822** | 1 672 | 3 575 |
| Corporate business | **782** | 727 | 1 437 |
| International business | **373** | 365 | 758 |
| **Single premiums** | **1 271** | 870 | 2 116 |
| Retail business | **906** | 602 | 1 353 |
| Corporate business | **283** | 147 | 544 |
| International business | **82** | 121 | 219 |
| **Total premiums received** | **4 248** | 3 634 | 7 886 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| PAYMENTS TO POLICYHOLDERS (pre-IFRS4) | **6 mths to 30.06.2006 Rm** | 6 mths to 30.06.2005 Rm | 12 mths to 31.12.2005 Rm |
|---|---|---|---|
| **Individual life** | **2 108** | 1 547 | 3 142 |
| Death and disability claims | **436** | 432 | 833 |
| Maturity claims | **609** | 365 | 752 |
| Annuities | **436** | 231 | 452 |
| Surrenders | **665** | 555 | 1 178 |
| Re-insurance recoveries | **(38)** | (36) | (73) |
| **Employee benefits** | **1 685** | 2 111 | 3 975 |
| Death and disability claims | **344** | 334 | 668 |
| Maturity claims | **61** | 45 | 131 |
| Annuities | **141** | 146 | 293 |
| Withdrawal benefits | **166** | 138 | 293 |
| Terminations | **1 045** | 1 524 | 2 746 |
| Re-insurance recoveries | **(72)** | (76) | (156) |
| **Total payments to policyholders** | **3 793** | 3 658 | 7 117 |

| FUNDS RECEIVED FROM CLIENTS | Gross inflow Rm | Gross outflow Rm | **6 mths to 30.06.2006 Net inflow Rm** | 6 mths to 30.06.2005 Net inflow Rm | 12 mths to 31.12.2005 Net inflow Rm |
|---|---|---|---|---|---|
| Retail business | 2 728 | (1 906) | **822** | 834 | 2 182 |
| Corporate business | 1 065 | (1 600) | **(535)** | (1 094) | (1 842) |
| International business | 455 | (287) | **168** | 236 | 429 |
| **Long-term insurance business cash flows** | 4 248 | (3 793) | **455** | (24) | 769 |
| Health business | 3 686 | (4 078) | **(392)** | 122 | 529 |
| Asset management business | 5 598 | (3 383) | **2 215** | 2 082 | 4 502 |
| Corporate business | 231 | - | **231** | - | - |
| **Total funds received from clients** | 13 763 | (11 254) | **2 509** | 2 180 | 5 800 |

| NUMBER OF EMPLOYEES | **30.06.2006** | 30.06.2005 | 31.12.2005 |
|---|---|---|---|
| Indoor staff | **3 988** | 3 689 | 3 899 |
| Insurance companies | **2 412** | 2 297 | 2 396 |
| Retail business | **1 289** | 1 315 | 1 324 |
| Employee benefits business | **325** | 303 | 315 |
| International business | **305** | 214 | 274 |
| Group services | **493** | 465 | 483 |
| Metropolitan Health Group | **1 425** | 1 245 | 1 359 |
| Asset management | **74** | 74 | 70 |
| Asset administration | **57** | 52 | 53 |
| Holding company | **20** | 21 | 21 |
| Field staff | **3 506** | 3 686 | 3 426 |
| Retail business | **2 895** | 3 222 | 2 977 |
| International business | **611** | 464 | 449 |
| **Total** | **7 494** | 7 375 | 7 325 |

## METROPOLITAN HOLDINGS – GROUP RESULTS

| ANALYSIS OF EXPENSES | **6 mths to 30.06.2006 Rm** | 6 mths to 30.06.2005 Rm | 12 mths to 31.12.2005 Rm |
|---|---|---|---|
| Depreciation, amortisation and impairment expense | **64** | 55 | 109 |
| Employee benefit expense | **517** | 486 | 903 |
| Sales remuneration and distribution cost | **486** | 461 | 990 |
| Other expenses | **281** | 220 | 515 |
| Finance costs | **47** | 29 | 54 |
| **Total expenses** | **1 395** | 1 251 | 2 571 |
| | | | |
| Long-term insurance business | **968** | 886 | 1 824 |
| Management expenses | **545** | 490 | 962 |
| Administration expenses | **483** | 426 | 834 |
| Distribution costs | **62** | 64 | 128 |
| Sales remuneration | **423** | 396 | 862 |
| Administration business | **332** | 294 | 609 |
| Health business | **242** | 230 | 467 |
| Asset management | **43** | 33 | 67 |
| Asset administration | **47** | 31 | 75 |
| Finance costs – preference shares | **41** | 28 | 53 |
| Holding company | **33** | 21 | 40 |
| Employee share schemes – value of services provided (group expense) | **13** | 7 | 12 |
| Consolidation adjustments | **8** | 2 | 20 |
| Implementation of IFRS4 and IAS39 adjustment | | 13 | 13 |
| **Total expenses** | **1 395** | 1 251 | 2 571 |

| ASSETS UNDER MANAGEMENT | **30.06.2006 Rm** | 30.06.2005 Rm | 31.12.2005 Rm |
|---|---|---|---|
| Property, plant and equipment | **559** | 445 | 549 |
| Investment property | **2 322** | 1 977 | 2 255 |
| Intangible assets | **404** | 423 | 404 |
| Investment in associates | **3** | 10 | 7 |
| Financial assets | **45 687** | 39 003 | 43 465 |
| Deferred income tax | **3** | 5 | 4 |
| Reinsurance contracts | **181** | 210 | 181 |
| Cash and cash equivalents | **6 554** | 3 992 | 6 526 |
| **Total on-balance sheet assets** | **55 713** | 46 065 | 53 391 |
| Collective investments | **10 202** | 4 484 | 9 019 |
| Health | **2 364** | 2 273 | 2 490 |
| Asset Managers | **5 935** | 4 491 | 5 694 |
| EB segregated assets | **1 014** | 790 | 798 |
| **Total assets under management** | **75 228** | 58 103 | 71 392 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ANALYSIS OF ASSETS BACKING GROUP EXCESS | 30.06.2006 | | 30.06.2005 | | 31.12.2005 | |
|---|---|---|---|---|---|---|
| | **Rm** | **%** | Rm | % | Rm | % |
| Listed equities | **4 061** | **65.7** | 3 506 | 61.2 | 3 864 | 58.5 |
| Foreign investments | **481** | **7.8** | 581 | 10.1 | 649 | 9.8 |
| Properties | **344** | **5.6** | 324 | 5.7 | 392 | 5.9 |
| Fixed interest | **739** | **12.0** | 415 | 7.2 | 822 | 12.4 |
| Money market | **972** | **15.7** | 936 | 16.3 | 1 291 | 19.5 |
| Goodwill | **148** | **2.4** | 149 | 2.6 | 148 | 2.2 |
| Redeemable preference shares | **(824)** | **(13.3)** | (473) | (8.2) | (945) | (14.3) |
| Other assets | **258** | **4.1** | 292 | 5.1 | 393 | 6.0 |
| | **6 179** | **100.0** | 5 730 | 100.0 | 6 614 | 100.0 |
| Adjustment for staff share schemes | **(246)** | | (365) | | (313) | |
| **Excess - group per reporting basis** | **5 933** | | 5 365 | | 6 301 | |

| GROUP EXCESS – TOP 10 EQUITY HOLDINGS | 30.06.2006 | | 30.06.2005 | | 31.12.2005 | |
|---|---|---|---|---|---|---|
| | **Rm** | **%** | Rm | % | Rm | % |
| Anglo American Plc | **162** | **4.0** | 112 | 3.2 | 125 | 3.2 |
| Billiton Plc | **150** | **3.7** | 96 | 2.7 | 106 | 2.7 |
| Standard Bank Group Ltd | **140** | **3.5** | 134 | 3.8 | 166 | 4.3 |
| MTN Group Ltd | **120** | **3.0** | 154 | 4.4 | 220 | 5.7 |
| Sasol Ltd | **117** | **2.9** | 96 | 2.7 | 103 | 2.7 |
| SABMiller Plc | **96** | **2.4** | 88 | 2.5 | 97 | 2.5 |
| FirstRand Ltd | **82** | **2.0** | 84 | 2.4 | 106 | 2.7 |
| Remgro Plc | **79** | **2.0** | 85 | 2.4 | 91 | 2.4 |
| Impala Platinum Holdings Ltd | **76** | **1.9** | - | - | - | - |
| Imperial Holdings Ltd | **74** | **1.8** | 42 | 1.3 | 71 | 1.8 |
| Naspers N-ord Ltd | **-** | **-** | 59 | 1.7 | 64 | 1.7 |
| | **1 096** | **27.0** | 950 | 27.1 | 1 149 | 29.7 |
| Collective investments | **1 612** | **39.7** | 1 093 | 31.2 | 1 379 | 35.7 |
| | **2 708** | **66.7** | 2 043 | 58.3 | 2 528 | 65.4 |
| **Total equities backing excess** | **4 061** | **100.0** | 3 506 | 100.0 | 3 864 | 100.0 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| STOCK EXCHANGE PERFORMANCE | 30.06.2006 | 31.12.2005 | 30.06.2005 | 31.12.2004 |
|---|---|---|---|---|
| **6 month period** | | | | |
| Value of listed shares traded (rand million) (27) | **2 669** | 1 678 | 1 670 | 1 212 |
| Volume of listed shares traded (million) (27) | **209** | 154 | 161 | 137 |
| Shares traded (% of average listed shares in issue) (26, 27) | **67.0** | 51.4 | 51.5 | 43.1 |
| Value of shares traded – life insurance (J857 – Rbn) | **46.6** | 36.1 | 33.9 | 25.0 |
| Value of shares traded – top 40 index (J200 – Rbn) | **910.5** | 573.6 | 454.6 | 428.2 |
| Trade prices | | | | |
| Highest (cents per share) | **1 459** | 1 220 | 1 160 | 1 100 |
| Lowest (cents per share) | **1 020** | 980 | 950 | 720 |
| Last sale of period (cents per share) | **1 180** | 1 185 | 1 012 | 1 090 |
| Percentage (%) change during period (26, 28) | **18.3** | 37.1 | 4.5 | 122.9 |
| Percentage (%) change – life insurance sector (J857) (26) | **24.4** | 53.3 | (4.2) | 76.9 |
| Percentage (%) change – top 40 index (J200) (26) | **41.3** | 63.4 | 27.1 | 53.7 |
| **30 June / 31 December** | | | | |
| Price/core headline earnings ratio (diluted) | **13.04** | 12.35 | 13.60 | 14.00 |
| Dividend yield % (dividend on listed shares) (26) | **5.76** | 5.32 | 4.74 | 4.77 |
| Dividend yield % – top 40 index (J200) (26) | **2.05** | 2.24 | 2.56 | 2.49 |
| **Total shares issued (million)** | | | | |
| Listed on JSE | **598** | 594 | 641 | 641 |
| Ordinary shares | **591** | 587 | 599 | 632 |
| Share incentive scheme | **7** | 7 | 9 | 9 |
| Unlisted – share purchase scheme | **44** | 48 | 63 | 63 |
| **Total ordinary shares in issue** | **642** | 642 | 704 | 704 |
| Treasury shares held | **(16)** | - | (41) | (41) |
| Treasury shares held on behalf of contract holders | **(21)** | (22) | (27) | |
| Adjustment to staff share scheme shares (29) | **(47)** | (50) | (53) | (53) |
| Share incentive scheme | **(5)** | (5) | (5) | (5) |
| Share purchase scheme | **(42)** | (45) | (47) | (48) |
| **Basic number of shares in issue** | **558** | 570 | 610 | 610 |
| Adjustment to staff share scheme shares | **47** | 50 | 53 | 53 |
| Treasury shares held on behalf of contract holders | **21** | 22 | | |
| Convertible redeemable preference shares | **123** | 123 | 76 | 76 |
| **Fully diluted number of shares in issue** | **749** | 765 | 739 | 739 |
| Market capitalisation at period-end (rand billion) (30) | **8.84** | 9.07 | 7.48 | 8.06 |
| Percentage (%) of life insurance sector (26) | **5.07** | 6.83 | 6.87 | 7.04 |

(26) Percentages have been annualised.

(27) 30.06.2005 is net of 16 million shares acquired for R200 million as part of a share buy-back programme (31.12.2005: 22 million shares acquired for R242 million).

(28) 30.06.2006 and 30.06.2005 have been adjusted for a capital reduction of 100 cents each.

(29) These shares were issued after 1 January 2001, the date on which the group adopted AC133 (now IAS39).

(30) The market capitalisation is calculated on the fully diluted number of shares in issue.

**SENS-- Friday, 22 September 2006**
**Metropolitan Holdings Ltd - Dealing in securities**

MET
MET
Metropolitan Holdings Ltd - Dealing in securities by directors
Metropolitan Holdings Ltd
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Dealing in Securities by Directors
In accordance with the Listings Requirements of the JSE Limited, the following transaction should be noted:
Name A Sithole
Designation Executive director of Metropolitan
Nature of transaction Sale of shares
Date of transaction 21 September 2006
Number of ordinary shares 727,500
sold
Price per share R12.4638
Value of transaction R9,067,414
Nature of interest Direct beneficial
Clearance to deal in shares in terms of paragraph 3.66 of the Listings Requirements of the JSE Limited has been obtained.
Cape Town
22 September 2006
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 22/09/2006 01:52:43 PM Produced by the JSE SENS Department

# Metropolitan - New appointment and change in Direc

26 Oct :

MET
MET
Metropolitan - New appointment and change in Directorate
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
NEW APPOINTMENT AND CHANGE IN DIRECTORATE
Phillip Matlakala, currently executive general manager of Metropolitan Life, has been appointed to succeed Derek Pead as chief executive of Metropolitan"s Retail business. Derek"s expertise and experience will continue to benefit the group as he will assume responsibility for a significant new strategic project.
In terms of section 3.59 of the Listings Requirements of the JSE Ltd, notice is also hereby given that Derek Pead has resigned as an executive director from the Metropolitan board and that Phillip Matlakala has been appointed as an executive director of Metropolitan, both with effect from 1 January 2007.
Bellville
26 October 2006
Date: 26/10/2006 09:27:03 AM Produced by the JSE SENS Department

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update
METROPOLITAN
HOLDINGS LIMITED

# 6 November 2006

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*

## Operational performance for the nine months ended 30 September 2006

**Group overview**

- Group annual premium equivalent (APE) increased by 45% year on year
- The 17% growth in retail APE over the nine months was boosted mainly by telemarketing and single premium business
- The retail enhancement initiative (REI), which introduces a more cost-effective and speedier way of capturing and issuing new business, is in the process of being rolled out to the general intermediary channel (GIC)
- A new risk product, FutureChoice Cover Options, was launched
- Management remains confident that growth between 3% and 8% in retail recurring premium new business for the full year remains achievable
- The recovery in the corporate business has continued into the third quarter, boosted by a single premium inflation-linked annuity of R2.2 billion secured in July, resulting in exceptional growth in corporate APE of 394%
- Metropolitan International has successfully concluded a transaction with United Bank for Africa plc (UBA) in Nigeria to form a new company, UBA Metropolitan Life Insurance Limited. Final agreements have been signed but the transaction is still subject to certain suspensive conditions, including regulatory approval.
- Metropolitan Health Group (MHG) continued to secure new contracts, with GEMS membership showing a marked upswing
- The group's capital management projects all remain on track

**Retail business**

| | 9 months to 30-Sept-04 *Rm* | 9 months to 30-Sept-05 *Rm* | Change % | 9 months to 30-Sept-06 *Rm* | Change % |
|---|---|---|---|---|---|
| **New business** | | | | | |
| Recurring premiums | 566 | 527 | (7) | 587 | 11 |
| Single premiums | 947 | 947 | - | 1 402 | 48 |
| APE | 661 | 622 | (6) | 727 | 17 |
| | | | | | |
| **Cashflow** | | | | | |
| Recurring premiums | 2 325 | 2 599 | 12 | 2 847 | 10 |
| Single premiums | 946 | 954 | 1 | 1 402 | 47 |
| Claims paid | 2 385 | 2 110 | (12) | 2 955 | 17 |
| Net cashflow | 886 | 1 443 | 63 | 1 294 | (10) |

New business

- New business that was added to the in-force book improved across most of the distribution channels over the corresponding period for 2005. In particular, telemarketing, credit life, group schemes and Odyssey delivered strong contributions. There has, however, been a slow-down in the telemarketing channel subsequent to 30 September, as this business is mostly campaign driven
- Uncertainty around the new commission regulations will continue to influence new business production

Cashflow

- Both recurring and single premium income increased well in excess of inflation and continued contributing to the growth of the in-force book
- Claims experience remained in line with expectations
- Retention rates remain within acceptable limits for our core block of ordinary business, with improvements being recorded over all durations

Challenges

- The further roll-out of REI
- The changes to the commission structure and related transitional arrangements

Changes in management

Phillip Matlakala, currently executive general manager of Metropolitan Life, has been appointed to succeed Derek Pead as chief executive of Metropolitan's retail business. Derek's expertise and experience will continue to benefit the group as he will assume responsibility for a significant new strategic project.

Derek has resigned as an executive director from the Metropolitan Holdings board and Phillip has been appointed as an executive director of Metropolitan Holdings, both with effect from 1 January 2007.

**Corporate business**

| | **9 months to 30-Sept-04** | **9 months to 30-Sept-05** | **Change** | **9 months to 30-Sept-06** | **Change** |
|---|---|---|---|---|---|
| | *Rm* | *Rm* | *%* | *Rm* | *%* |
| **New business** | | | | | |
| Recurring premiums | 347 | 35 | (90) | 68 | 94 |
| Single premiums | 588 | 309 | (47) | 2 583 | 736 |
| APE | 406 | 66 | (84) | 326 | 394 |
| **Cashflow** | | | | | |
| Recurring premiums | 958 | 1 087 | 13 | 1 171 | 8 |
| Single premiums | 588 | 309 | (47) | 2 583 | - |
| Off-balance sheet | | | | 321 | - |
| Claims paid | 1 610 | 2 829 | 76 | 2 088 | (26) |
| Net cashflow | (64) | (1 433) | - | 1 987 | - |

New business

- The employee benefits market remains a challenging one in which to write new business; however, good progress was made during the period under review. The major events and factors impacting on this business during the nine months were:
  - Single premium business boosted by one particularly large annuity contract coming onto book during this quarter
  - Reduction in termination of smoothed growth funds
  - Highly competitive pricing in the risk and single premium markets

Cashflow

- Total premium income showed a substantial increase over 2005, boosted mainly by single premiums
- Metropolitan Employee Benefits' ability to successfully administer big books of business is gaining increased recognition which bodes well for the future
- Claims experience on all risk schemes remained within pricing parameters

**International business**

| | 9 months to 30-Sept-04 *Rm* | 9 months to 30-Sept-05 *Rm* | Change % | 9 months to 30-Sept-06 *Rm* | Change % |
|---|---|---|---|---|---|
| **New business** | | | | | |
| Recurring premiums | 66 | 83 | 26 | 70 | (16) |
| Individual life | 47 | 60 | 28 | 55 | (8) |
| Employee benefits | 19 | 23 | 21 | 15 | (35) |
| Single premiums (incl EB) | 114 | 133 | 17 | 147 | 11 |
| APE | 77 | 96 | 25 | 85 | (11) |
| **Cashflow** | | | | | |
| Recurring premiums | 483 | 575 | 19 | 585 | 2 |
| Single premiums | 143 | 160 | 12 | 185 | 16 |
| Claims paid | 332 | 394 | 19 | 452 | 15 |
| Net cashflow | 294 | 341 | 16 | 318 | (7) |

New business

- Conditions in the Lesotho and Botswana markets remained challenging, whilst the Namibian business showed some improvement
- The new operations, Kenya and Ghana, are progressing according to expectations, with a small contribution to new business
- UBA Metropolitan Life Insurance Limited commenced operations in Nigeria on 1 October 2006

Cashflow

- Net cashflow position remained positive

**Asset management business**

| | 9 months to 30-Sept-05 *Rm* | 9 months to 30-Sept-06 *Rm* | Change % |
|---|---|---|---|
| **Cashflow** | | | |
| Third party mandates – net | 334 | (3 472) | - |
| Collective investments - net | 3 092 | 3 003 | (3) |

- There was a deterioration in relative investment performance over the quarter
- The net outflow in third party mandates resulted from a single client withdrawal

**Health business**

- At 30 September the GEMS scheme had registered 32 000 members, of whom 16 766 were fee-paying members
- The rate of growth in the 3rd quarter made it the fastest growing medical scheme in the country
- Metropolitan Health Group (MHG) has been appointed as the administrator and managed care service provider to the National Industries Medical Aid Scheme (Nimas) with effect from 1 January 2007, thereby adding 17 000 principal members to its database
- MHG entered into franchise and managed care agreements with a Cape-based open scheme, Genesis Medical Scheme, with 10 000 members with effect from 1 January 2007
- Performance levels across the board are in line with contracted service level agreements
- Outlook remains positive

**Card operations**

- The official launch of this business went smoothly
- Initial response from target markets has been positive

## Group perspective

**Capital management**

- Work is progressing well on the entity-specific risk-based capital model
- The possible transfer of the Odyssey book and related debt-raising project, both still subject to regulatory and other approvals, are on-going
- The group continues actively to monitor the capital position throughout its operations with a view to increasing the return on shareholder investments while keeping the capital adequacy risk at an acceptable level

**Administration expenses**

Administration expenses continue to be a key area of focus. Overall life insurance administration expenses were well contained and remain within budget.

**BEE ratings**

Metropolitan underwent an official assessment of its transformation status by independent rating agency Empowerdex. In terms of the Financial Sector Charter, the group achieved the highest ranking possible, that of black empowered/owned organisation.
From a procurement spend perspective, this ranking entitles clients to claim R1.25/R1.00.
In terms of the department of trade and industry's more stringent draft codes of good practice, Metropolitan was deemed to be a level 3 contributor (clients can thus account for procurement spend of R1.10 per R1.00).

**Metropolitan achieves highest accountability ranking of all SA life insurers**

Metropolitan appeared in 24$^{th}$ position in SA's inaugural accountability ranking, done by the Unisa Centre for Corporate Citizenship in collaboration with the university's College of Economic and Management Sciences and the Financial Mail, published in October 2006.

The fact that Metropolitan achieved the highest ranking of all the listed life insurance companies in SA was particularly pleasing.

The rankings bear testimony to how well the management teams of the companies evaluated are meeting stakeholder concerns in the areas of corporate citizenship and environmental sustainability. They also indicate to what extent the teams are being held accountable for their behaviour in a social and environmental context, thereby ensuring the long-term economic viability of their businesses.

**Comments / qualifications**

- All figures are provisional and unaudited
- The basis on which the new business figures have been calculated is the same as that used for embedded value purposes. Premium income is included from the date on which policies come into force as opposed to the date on which they are accepted. (Figures calculated on the latter basis are normally referred to as production figures.) It should be noted that there can be a delay of up to three months between these two dates.
- The new business figures are all net of outside shareholder interests
- The percentage ownership by the group in the international subsidiaries is as follows:
  - Metropolitan Botswana - 76%
  - Metropolitan Namibia - 81%
  - Metropolitan Kenya - 67%
  - Metropolitan Ghana – 60%

*End*

| | |
|---|---|
| ISSUED BY | Nico Oosthuizen<br>Manager: investor relations<br>Metropolitan Holdings Limited<br>Tel 021 940 6111 or 083 285 7092 |
| DATE | 6 November 2006 |
| QUERIES | Peter Doyle<br>Group chief executive<br>Metropolitan Holdings Limited<br>Tel 021 940 5681 or 082 880 2690<br><br>Preston Speckmann<br>Group finance director<br>Metropolitan Holdings Limited<br>Tel 021 940 6634 or 083 285 6454<br><br>Tyrrel Murray<br>General manager: group finance<br>Metropolitan Holdings Limited<br>Tel 021 940 5083 or 082 889 2167 |

**Metropolitan receives excellent ratings from inter** 9 Nov 2

MET
MET
Metropolitan receives excellent ratings from international ratings agency Fitch
Metropolitan Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
JSE Code: MET
NSX Code: MTD
ISIN Code: ZAE000050456
("Metropolitan")
Metropolitan receives excellent ratings from international ratings agency Fitch
Metropolitan Life Limited, the primary operating entity and leading life insurance company in the Metropolitan financial services group, has been awarded a national insurer financial strength (IFS) rating of AA- (double A minus) (zaf) by the London-based agency Fitch Ratings.
Metropolitan Holdings Limited, the ultimate holding company of the group, was awarded a national long-term rating of A (zaf).
The outlook for the ratings is stable.
Group chief executive Peter Doyle pointed out that the decision to request a rating was an integral part of the group"s capital management programme. However, he went on to say that it was also driven by a desire to obtain independent verification of its financial strength from an autonomous, universally recognised body. "We are continually entering new territories, in terms of new business opportunities and new businesses, both in South Africa and other countries, and this external confirmation provides an additional layer of confidence to the parties with whom we are transacting."
The national IFS rating of AA- (zaf) with stable outlook ranks Metropolitan Life"s capacity to meet its contractual obligations to policyholders as "very strong relative to all other issues or issuers in the same country, across all industries and obligation types. The risk of ceased or interrupted payments differs only slightly from the country"s highest rated issues or issuers."
This means that the company"s individual life and employee benefits policyholders, both existing and prospective, as well as the intermediaries representing them, can rest secure in the knowledge that Metropolitan Life is managing the risks it assumes efficiently and effectively.
Doyle is delighted that the group has measured up to the international financial soundness standards applied by Fitch during their exhaustive investigations.
"It is most reassuring for the guardians of public savings, such as the trustees of pension and provident funds, as well as individual fund members and our entire retail customer base, to have independent confirmation that we have world-class financial protection measures in place.
"We are in the business of creating prosperity for the people of Africa and this strong rating is a major confidence booster for all concerned."
ISSUED BY NICO OOSTHUIZEN
MANAGER: INVESTOR RELATIONS
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406111 OR 083 285 7092
DATE 9 NOVEMBER 2006
QUERIES TYRREL MURRAY
GENERAL MANAGER: GROUP FINANCE & INVESTOR RELATIONS
METROPOLITAN HOLDINGS LIMITED
TEL 021 9405083 OR 082 889 2167
Date: 09/11/2006 03:00:06 PM Produced by the JSE SENS Department

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## Metropolitan - Repurchase of ordinary shares in Me 20 Nov :

MET
MET
Metropolitan - Repurchase of ordinary shares in Metropolitan
METROPOLITAN HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")

REPURCHASE OF ORDINARY SHARES IN METROPOLITAN

1. INTRODUCTION

Shareholders are advised that Metropolitan Life Limited ("the company"), a wholly owned subsidiary of Metropolitan, has repurchased Metropolitan ordinary shares in accordance with the general authority granted by Metropolitan shareholders at the annual general meeting held on Tuesday, 30 May 2006.

2. IMPLEMENTATION

During the period 19 September 2006 to 16 November 2006, the company acquired a total of 17 965 886 ordinary shares, equivalent to 3.01% of its issued ordinary share capital as at 30 May 2006, at prices ranging from 1245 cents to 1416 cents per ordinary share, for a total consideration of approximately R233 million (excluding dealing and other associated costs). These shares were repurchased in the open market at prices not exceeding the limits prescribed in the general authority and by the Listings Requirements of the JSE Limited ("JSE"). These shares will not be cancelled and will be held as treasury shares by the company.

The board and management of Metropolitan confirm that buying back ordinary shares at prices up to embedded value, as part of an ongoing capital management programme, is an effective and efficient way of adding value for shareholders.

The extent of the outstanding repurchase authority is 100 million Metropolitan ordinary shares.

3. SOURCE OF FUNDS

The share repurchase has been funded from available cash resources.

4. OPINIONS

The directors of Metropolitan have considered the impact of the share repurchase and are unanimously of the opinion that:

- the company, and Metropolitan and its subsidiaries ("the group"), will, in the ordinary course of business, be able to pay their debts for a period of 12 months from the date of this announcement;
- the assets of the company and the group, fairly valued in accordance with the accounting policies used in the latest audited annual group financial statements, will remain in excess of the liabilities of the company and the group;
- the issued ordinary share capital and reserves of the company and the group are adequate for the purposes of the business for a period of 12 months from the date of this announcement;
- the available working capital of the company and the group is sufficient for the requirements of the company and the group for a period of 12 months from the date of this announcement; and
- subsequent to any repurchase, Metropolitan will comply with the JSE"s spread requirements.

5. FINANCIAL EFFECTS

The financial effects have been prepared using accounting policies that comply with International Financial Reporting Standards and have been prepared for illustrative purposes only in order to assist shareholders to assess the impact of the share repurchase on the diluted EPS, diluted HEPS, NAV and embedded value per share. The presentation of the financial effects is the responsibility of the directors and due to its nature may not fairly reflect the financial position of the group after the share

repurchase.

| | As reported at 30 June 2006 | After all repurchases | % change |
|---|---|---|---|
| Diluted earnings per share | 88.42 | 90.56 | 2.4 |
| Diluted headline earnings per share | 88.95 | 91.10 | 2.4 |
| Net asset value per share | 792 | 779 | (1.6) |
| Embedded value per share | 1 479 | 1 483 | 0.3 |

Assumptions: The shares were acquired out of cash resources that earned an after tax interest rate of 3.0% for the half year.

Cape Town

20 November 2006

Sponsor in South Africa

Merrill Lynch South Africa (Pty) Limited

Date: 20/11/2006 10:43:05 AM Produced by the JSE SENS Department

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**NSX - MET - Metropolitan - Metropolitan Raises Deb** 12 Dec 2

MET
MET
NSX - MET - Metropolitan - Metropolitan Raises Debt
METROPOLITAN HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Metropolitan raises debt
Metropolitan today announced that Metropolitan Life Limited had been successful in raising R500m of subordinated debt with a maturity date of 15 December 2014. The debt will be used to rationalise the group`s SA life licenses as part of its capital management programme. The High Court of SA has already approved the transfer of the Metropolitan Odyssey business to Metropolitan Life Limited. The issue was oversubscribed by 1.6 times and was placed at a spread of 128 basis points to the government R201 bond curve.
International rating agency, FitchRatings, recently awarded Metropolitan Life Limited an "Insurer Financial Strength" rating of AA-(zaf) while the issue itself has been rated A(zaf).
Bellville
12 December 2006
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 12/12/2006 16:16:04 Produced by the JSE SENS Department.

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## MET - Metropolitan Holdings Limited - Metropolitan

13 Dec :

MET
MET
MET - Metropolitan Holdings Limited - Metropolitan share dealings
Metropolitan Holdings Limited
Registration number: 2000/031756/06
JSE code: MET NSX code: MTD
ISIN code: ZAE000050456
("Metropolitan")
METROPOLITAN SHARE DEALINGS
Introduction
Shareholders are referred to the announcements released on SENS on 17 June 2004 and 18 August 2005 regarding Phase I and II respectively of Metropolitan`s black economic empowerment transaction.
In Phase I, Kagiso Trust Investments (Pty) Limited ("KTI"), which is controlled by the Kagiso Trust through a wholly-owned subsidiary ("Newco"), procured the incorporation of a private company ("the SPV") that acquired an interest in Metropolitan. As part of Phase II, the Metropolitan Empowerment Trust ("the Trust") was established, the beneficiaries of which are Metropolitan management, including executive directors of Metropolitan. The Trust acquired 25% of the issued share capital of Newco. In Phase II, the SPV acquired a further interest in Metropolitan as a result of which it currently holds an 18.5% interest in Metropolitan.
Share dealings
Newco is proposing that the SPV increase its interest in Metropolitan by purchasing Metropolitan ordinary shares on the open market from time to time. Metropolitan will not be involved in any way in the funding of such purchases by the SPV. As beneficiaries of the Trust, the executive directors of Metropolitan will have an indirect beneficial interest in any Metropolitan ordinary shares purchase by the SPV. Similarly the KTI appointed directors on the board of Metropolitan will have an interest by virtue of their indirect shareholding in KTI.
Cape Town
13 December 2006
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 13/12/2006 08:46:01 Produced by the JSE SENS Department.

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## MET - Metropolitan Consortium secures major new Re 13 Dec

MET
MET
MET - Metropolitan Consortium secures major new Retirement Fund Administration Contracts and acquires Administration Division of Transnet
METROPOLITAN HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Metropolitan consortium secures major new retirement fund administration contracts and acquires administration division of Transnet
A consortium led by Metropolitan Employee Benefits has been appointed to provide employee benefit administration services to the three Transnet Pension Funds i.e. the Transnet Retirement Fund, the Transnet Pension Fund and the Transnet Second Defined Benefit Pension Fund.
The consortium, comprising Metropolitan and Kagiso Trust Investments, also purchased the assets and will employ the staff of Transnet Pension Fund Administrators (TPFA), a division of Transnet Limited. TPFA will be housed in a newly formed group subsidiary to be known as Metropolitan Retirement Fund Administrators.
All of the aforementioned is subject to regulatory approval which, if obtained, is expected to enable implementation from April next year.
Collectively, the Transnet funds have approximately 70 000 active members and 85 000 pensioners.
Wilhelm van Zyl, chief executive of Metropolitan Employee Benefits, says "This is an extremely exciting opportunity for Metropolitan in an industry where economies of scale and reduced unit costs are becoming increasingly important. The new business is particularly well positioned to succeed in a reforming retirement fund industry where both governance and the quality and cost of administration are key success factors."
As Van Zyl points out Metropolitan Retirement Fund Administrators will have the critical mass and the credentials as well as the infrastructure to provide top quality administration services to retirement funds across South Africa.
End

ISSUED BY SUE SNOW
FINANCIAL MEDIA SPECIALIST
METROPOLITAN HOLDINGS LIMITED
TEL 021 9406119 OR 0833009745
DATE 13 DECEMBER 2006
QUERIES WILHELM VAN ZYL
CHIEF EXECUTIVE
METROPOLITAN EMPLOYEE BENEFITS
TEL 021 9406637 OR 0825753841
JOHN MELVILLE
GENERAL MANAGER: OPERATIONS
METROPOLITAN EMPLOYEE BENEFITS
TEL 021 9405664 OR 0828560349
SPONSOR
MERRILL LYNCH SOUTH AFRICA (PTY) LIMITED
Date: 13/12/2006 08:45:02 Produced by the JSE SENS Department.

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**SENS-- Thursday, 14 December 2006**

**NSX - MET - Metropolitan - Dealing in securities b**

MET
MET
NSX - MET - Metropolitan - Dealing in securities by directors
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
Dealing in Securities by Directors
In accordance with the Listings Requirements of the JSE Limited, the following transactions should be noted:
Name Mr J C van Reenen and Dr F A Sonn
Designation Non-executive directors
Date of transaction 2006-12-12
Price per share R13-97
Number of ordinary shares 50 000
Value of transaction R698 500-00
Nature of transaction Purchase
Nature of interest Indirect beneficial
Name Mr J C van Reenen and Dr F A Sonn
Designation Non-executive directors
Date of transaction 2006-12-13
Price per share R14-15
Number of ordinary shares 35 000
Value of transaction R495 250-00
Nature of transaction Purchase
Nature of interest Indirect beneficial
Name Mr J C van Reenen and Dr F A Sonn
Designation Non-executive directors
Date of transaction 2006-12-13
Price per share R14-30
Number of ordinary shares 15 000
Value of transaction R214 500-00
Nature of transaction Purchase
Nature of interest Indirect beneficial
Clearance to deal in shares in terms of paragraph 3.66 of the Listings Requirements of the JSE Limited has been obtained.
Cape Town
14 December 2006
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 14/12/2006 10:55:01 Produced by the JSE SENS Department.

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## MET/ MTD - Metropolitan Holdings Ltd - Announcemen 12 Feb

MET
MET
MET/ MTD - Metropolitan Holdings Ltd - Announcement
METROPOLITAN HOLDINGS LTD
(Incorporated in the Republic of South Africa)
Registration number: 2000/031756/06
ISIN: ZAE000050456
JSE Share Code: MET
NSX Share Code: MTD
("Metropolitan")
ANNOUNCEMENT
The Metropolitan Holdings Board of Directors announced today that its group chief executive, Peter Doyle has agreed to extend his contract until 31 March 2008. He has furthermore agreed to make himself available for appointment as a non-executive director of Metropolitan Holdings thereafter.
During his tenure as chief executive Doyle has successfully led the growth of Metropolitan into one of the leading life insurance-based financial services groups in Africa. By the time of his departure in 2008, Doyle would have been in his current role for over ten years, with nearly 30 years continuous service at Metropolitan.
Metropolitan`s major businesses in South Africa include retail life insurance, employee benefits, health care administration, asset management and card operations. In addition it also operates businesses in Namibia, Lesotho, Botswana, Ghana, Kenya and Nigeria.
Succession planning at all levels receives ongoing attention by the board.
While this announcement is being made now to inform stakeholders of current developments, a board committee is busy identifying both internal and external potential candidates for the position of group chief executive.
Further announcements in this regard will be made during the course of 2007.
JJ Njeke, acting chairman of Metropolitan and John Newbury, chairman of the board sub-committee on human resources, representatives of the committee charged specifically with appointing Doyle`s successor, commented as follows on the group`s SENS announcement:
"We are delighted that Peter has acceded to our request that he stay on for an extra year. Metropolitan has to date benefited enormously from his expertise and wealth of experience, and as a group we look forward to continuing the invaluable relationship we have with him in whatever capacity he may serve in the future."
End
ISSUED SUE SNOW
FINANCIAL MEDIA SPECIALIST
METROPOLITAN HOLDINGS LIMITED
TEL 0219406119 OR 0833009745
DATE 12 FEBRUARY 2007
QUERIES PETER DOYLE
GROUP CHIEF EXECUTIVE
METROPOLITAN HOLDINGS LIMITED
TEL 0219405681 OR 0828802690
JJ NJEKE
ACTING CHAIRMAN
METROPOLITAN HOLDINGS LIMITED
TEL 0115370550 OR 0825551797
JOHN NEWBURY
CHAIRMAN: BOARD SUB-COMMITTEE ON HUMAN RESOURCES
METROPOLITAN HOLDINGS LIMITED
0118835247 OR 0829918091
Date: 12/02/2007 14:15:03 Produced by the JSE SENS Department.

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update
METROPOLITAN
HOLDINGS LIMITED

# 14 March 2007

*Update is a newsletter produced by the investor relations department of Metropolitan Holdings Limited. It provides information on the different businesses in the group as well as financial news. Contact Nico Oosthuizen on (021) 9406111 or Sue Snow on (021) 940-6119 or send an e-mail to noosthuizen@metropolitan.co.za or ssnow@metropolitan.co.za for further information.*

## Metropolitan's unique strategy delivers outstanding shareholder value

Today (14 March) Metropolitan announced financial results for the year ended 31 December 2006 underlining the fact that the group is making its presence strongly felt amongst the bigger players in the financial services sector.

Headline earnings and core headline earnings per share showed healthy increases of 28% and 20% respectively while the return on the embedded value, at 26%, was amongst the highest in the industry.

Metropolitan once again stood out in its ability to increase the inflow of funds from clients, with net funds received from policyholders in 2006 of R4 billion compared to R769 million in 2005. The group has maintained a robust positive cashflow position throughout its 110 year history, in sharp contrast to strained industry cashflows in recent times. Total assets under management reached the R86 billion mark.

In view of its healthy capital position, which was given a further boost by strong investment markets in 2006, Metropolitan announced that, over and above the capital reduction of 100 cents per ordinary share paid in April last year, it would be returning additional capital to shareholders via a once-off special dividend of 77 cents per ordinary share, payable in April this year. Its share buy-back programme would also be continued.

This special dividend, declared to trim excess capital back to closer to the optimal level, is equal to the total dividend per ordinary share for 2006 (interim dividend of 29 cents plus final dividend of 48 cents), which is 22% up on the total dividend of 63 cents for 2005.

"Taking into account share buy-backs to the value of R538 million in 2006 (7% of our listed shares), we effectively gave back R1.8 billion to shareholders during the course of the year, 20% of our opening market capitalisation. Had the dividend base been adjusted for the 100 cent per share capital reduction, the dividend increase would have been an impressive 33%," says group chief executive Peter Doyle.

"Our strong dividend policy and our capital reductions, plus our ongoing share buy-back programme, are integral to our capital management process. We constantly review our capital levels and continue to deploy capital as advantageously as possible when growth opportunities present themselves."

Metropolitan also declared 2006 bonus rates on its various classes of smoothed bonus business that are of the most competitive in the industry, ranging from 28% for employee benefits to 25% for individual life.

All the Metropolitan businesses were significant contributors to the group's profits in 2006, testimony to the success of its revenue diversification strategy. Although the increase in the contributions from the employee benefits and health businesses, up 33% and 155% respectively, were impressive, Metropolitan Retail remains the core operating entity. Last year 57% of the group's operating profits were generated by retail, compared to 53% the previous year.

"That retail were able to write new business to the value of R114 million in the 12 months to 31 December 2006, 14% higher than in the equivalent period in 2005, and at a slightly higher margin (on the annual premium equivalent basis), is largely attributable to Metropolitan's entrenched position in the low and middle income

markets as well as retail's ability to adapt existing and adopt new business processes. With retail having one of the largest life books in the industry - individual policies totalling some four million - the drive to enhance efficiencies and reduce costs is relentless.

"Despite the negative publicity with which the life industry has had to contend in recent times, we are continuing to demonstrate to our customers the efficacy of our ongoing efforts to enhance the value proposition that we offer them," says Doyle.

Metropolitan Employee Benefits (MetEB) has long been respected for its unique ability to add value for retirement fund clients through a highly innovative, individualised approach to asset management. In July 2006, the company concluded its largest ever single premium contract at a consideration of over R2.2 billion, a deal that has re-inforced the new dimensions to its business from both a size and a scope perspective.

In December 2006 MetEB forged a historic parastatal alliance when it was appointed to provide administration services to Transnet's three existing pension funds, amongst the largest and most prestigious funds in South Africa. The Transnet tender was won in a tough, industry-wide race and the fact that MetEB emerged the victor speaks to the high esteem in which it is held in the market.

At the same time, MetEB purchased the assets of Transnet Pension Fund Administrators, formerly a division of Transnet Limited, which together with its staff have been housed in a newly established group subsidiary known as Metropolitan Retirement Fund Administrators.

"With the pooled resources of this new administration business at our disposal, we have the capacity and capabilities, including the governance structures, needed to administer the superfunds likely to emerge as a result of ongoing industry consolidation. We are also ideally positioned to assist government in achieving its dual aim, being a more affordable and a better regulated retirement fund industry," says Doyle.

"The proposed creation of a compulsory state pension plan for all formally employed South Africans is the feature of this year's budget that is likely to have a profound effect on each and every citizen of this country. As one of the leading players in the retirement fund industry, we are supportive of the concept. We particularly welcome the fact that it actively promotes savings, an issue that is an economic priority for South Africa as a whole as well as an imperative for individual South Africans.

"However, given the far-reaching transition implications for both government and the industry, we believe that execution may have to be delayed beyond 2010, the deadline as initially indicated. We hope to play an active part in future planning and implementation, especially when it comes to the provision of administration and asset management services as well as the potential outsourcing thereof, " says Doyle.

Thanks to its proven track record as low-cost administrator and provider of managed healthcare services, Metropolitan Health secured two of the highly sought-after Government Employees Medical Scheme Contracts (GEMS) awarded in 2005 – the administration and medicine clearing house contracts.

"From our perspective, the awarding of these crucial public sector commissions constituted additional acknowledgment of the company's capacity and capabilities," says Doyle.

Despite GEMS enrolment being delayed at the outset, membership had reached the 100 000 mark by the first week of March this year, with between 700 and 1 000 applications now being processed daily.

"We are confident that government's twin objectives of improved affordability and accessibility of healthcare for all South Africans are being achieved incrementally via GEMS, and we are particularly proud of our ongoing association with this groundbreaking initiative," says Doyle.

With a 50% market share, Metropolitan Health dominates the restricted medical aid scheme market in South Africa and is now the second largest healthcare administrator in the country, open schemes included.

Metropolitan is delighted to announce that Prof Wiseman Nkuhlu was appointed a non executive director at yesterday's board meeting. Amongst his many achievements in both the academic and business arenas, Prof Nkuhlu has been actively involved in the advancement of black accountants and other black professionals for over twenty years as well as serving as economic adviser to President Mbeki for five years.

**Summary of Metropolitan's stakeholder value-add to December 2006**

| | December 2005 | December 2006 | % growth |
|---|---|---|---|
| Diluted core headline earnings | R708 m | R847 m | +20 |
| Diluted core headline earnings per share | 96 c | 113c | +18 |
| Earnings | R1 600 m | R1 947 m | +22 |
| Diluted earnings per share | 244 c | 281 c | +15 |
| Return on embedded value (%) | 28.9 | 25.5 | |
| Embedded value per share | 1 499 c | 1 702 c | |
| Final dividend per ordinary share | 39.00 c | 48.00 c | +23 |
| Total dividend per ordinary share | 63.00 c | 77.00 c | +22 |
| Special dividend per ordinary share | N/A | 77.00 c | |
| Total premiums received | R7.9 bn | R11.0 bn | +40 |
| Retail new business APE* margin | 11.5 | 12.1 | +8 |
| Total assets under management | R71 bn | R86 bn | +21 |

* APE = annual premium equivalent (recurring premiums plus 10% of single premiums)

**Notes**

- Core headline earnings are a particularly appropriate measure of the performance of financial services groups such as Metropolitan in that they eliminate items of both a once-off and an inherently volatile nature, such as changes to the valuation basis and capital appreciation/depreciation.
- Diluted core headline earnings have been adjusted for the convertible redeemable preference shares, the staff share scheme shares and the treasury shares in issue – all dilutory in nature. The preference shares were issued to a consortium controlled by Metropolitan's strategic empowerment partner, Kagiso Trust Investments (KTI).

*end*

# METROPOLITAN HOLDINGS FINANCIAL SERVICES GROUP

## AUDITED GROUP RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

**ADDING SHAREHOLDER VALUE**

- Total premium income up 40%
- Total premiums received top R11 billion
- Total assets under management exceed R85 billion
- Headline earnings per share up 28%
- Return on embedded value of 26%
- Total dividend per share up 22%
- Special dividend of 77 cents per share

**REVIEW OF OPERATIONS AND PROSPECTS**

**Financial highlights**

- Diluted core headline earnings per share increased by 18% (basic increased by 20%).
- Headline earnings and earnings were boosted by the performance of the investment markets, but growth was dampened by basis changes mainly relating to assumed future expense assumptions.
- Retail, the largest contributor to group profits, increased its operating profit by 18%; the corporate business by 26%; the health business by 155%; and asset management by 33%.
- The international business posted reduced profits for the period under review as a result of saturation in the existing markets and start-up investments in the new country operations.
- The unbroken record of positive cash flow continued, with a previously unmatched net on-balance sheet inflow of R4 billion being recorded.
- Investment income on shareholder assets increased by 47% despite the R1 845 million capital returned during 2006 (20% of the opening market capitalisation).
  - Excellent investment market performance contributed to improved funding levels and a strong capital position.
  - Once again positive operating experience variances emerged in the embedded value, mainly resulting from better than expected investment markets, mortality and persistency experience; however, the growth in the expense base, aimed at promoting business expansion, resulted in a negative operating assumption change.
- The return on embedded value of 26% was driven by improved operations, the value of new business added, the investment performance on the shareholder assets and enhanced by the capital management activities.

**Operational overview**

- Total long-term insurance premium income grew by 40% to R11 billion.
- Group recurring premium income increased by 9% to R6.3 billion.
- Retail recurring premium income was 10% higher, again highlighting policyholders' improved economic conditions and the quality of business written over recent years, while single premium income was up 38%.
- Retail new business APE (recurring premium income plus 10% of single premiums) was 8% higher than 2005, suppressed by significant changes to business processes. The APE new business margin increased from 11.5% to 12.1% while the PVP margin decreased from 2.3% to 2.1%, mainly as a result of changes both in the economic assumptions and the business mix.
- An impressive 201% increase in corporate new business APE (237% on PVP), significantly boosted by a record single premium policy, resulted in a margin of 7.4% (APE) and 0.8% (PVP).
- The corporate business was successful in tendering for the Transnet Pension Fund Administration business, thereby doubling the size of its administration business and gearing itself for further expansion. The take-on of the administration of the funds is due to commence during the second quarter of 2007.

- The health business increased its principal members under administration from 440 000 to over 500 000, with more than 100 000 new members now signed up with the Government Employees Medical Scheme (GEMS).
- The decrease in new business volumes and a change in the product mix in the international arena resulted in the new business margins falling from 22.5% to 6.7% (APE), and from 4.3% to 1.3% (PVP).
- Metropolitan Card Operations, after completing a pilot phase, was successfully launched and remains on track.
- The group started operating a life business in Kenya; acquired a majority share of an existing insurance company in Ghana; and agreed on a 50/50 joint venture with a bank in Nigeria, subject to outstanding regulatory and other approvals.
- Further clarity was obtained following the settlement between the South African life industry and national treasury.

**Transformation**

- During the year Metropolitan underwent an official assessment of its transformation status by independent rating agency Empowerdex. In terms of the Financial Sector Charter, the group achieved the highest possible ranking, that of black empowered/owned organisation. In terms of the department of trade and industry's more stringent draft codes of good practice, Metropolitan was deemed to be a level 3 contributor.
- Ongoing highly focused skills development, procurement (reporting infrastructure in particular), enterprise and social development initiatives, aimed at accelerating the pace of transformation in the Metropolitan workplace and the communities within which the group operates, should ensure that Metropolitan gains recognition as a level 1 contributor in the foreseeable future.

**Prospects**

- Metropolitan remains the largest long-term financial services group in Africa focused primarily on the low and middle income markets. The benefits of this focus, together with Metropolitan's commitment to black economic empowerment and its brand, will continue to give the group a competitive advantage.
- Metropolitan continues to capitalise on its focused market status, in line with its strategy to create prosperity for Africa's people, by providing accessible, affordable and appropriate products.
- Despite the increase in general consumption, the outlook in the group's target markets remains positive. Higher interest rates and debt levels during 2006 are being mitigated by lower inflation, rising employment rates, an improved GDP outlook, further reductions in taxation and growing business confidence.
- The board is satisfied that the business is sustainable, with a renewed focus on client service, product innovation, business retention, cost management and ongoing capital management.

**DIRECTORS' STATEMENT**

The directors take pleasure in presenting the audited results of the Metropolitan Holdings financial services group for the year ended 31 December 2006.

**International Financial Reporting Standards (IFRS)**

The consolidated balance sheet and income statement, statement of changes in equity and cash flow statement have been prepared in accordance with International Financial Reporting Standards (IFRS) issued and effective at the time of preparing these statements. The accounting policies of the group have been applied consistently to all the years presented.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates as well as the exercise of managerial judgement in the application of the group's accounting policies. Such judgement, assumptions, estimates and accounting policies are disclosed in detail in the annual financial statements at 31 December 2006.

**Changes to presentation and restatement of 2005 results**

- The trustees of the group's retirement and pension fund schemes have submitted their surplus apportionment arrangements in terms of the Pension Funds Second Amendment Act 39 of 2001. The Metropolitan Staff Pension Fund submission is the only arrangement that has, to date, been noted by the Financial Services Board (FSB). Approval of the other arrangements is still outstanding. As a result of this process, a net asset of R126 million in respect of the Metropolitan Staff Pension Fund plus a post-retirement medical benefit obligation of R59 million were recognised in the group results during 2006.

- The layout of the income statement has been changed to reflect expenses by nature; sales remuneration and distribution costs are shown on the face of the income statement and net realised and fair value gains have been aggregated.
- The asset management business, previously part of the corporate business segment, is managed as a new primary segment and disclosed as such. The comparative information has been adjusted accordingly.
- In December 2005:
  - investment income on investment contracts was accounted for directly to the liability through the income statement; this has been restated and now flows through investment income. This restatement is a reclassification between line items in the income statement that has no effect on earnings.
  - IFRIC 8 – Scope of IFRS 2 – Share-based payments - was early adopted by the group on 1 January 2006 and retrospectively applied to 2005, decreasing total assets by R143 million and earnings by R95 million.

**CAPITAL MANAGEMENT**

- In April 2006 Metropolitan returned 100 cents per share to shareholders by way of a capital reduction (R765 million).
- During the first half of 2006 Metropolitan Holdings Limited bought and cancelled 16 million listed ordinary shares (R200 million – 2.7% of the listed shares).
- Another 27 million listed shares (R358 million – 4.7%) were bought back by Metropolitan Life Limited and held as treasury shares.
- The company bought back approximately half of the shares owned by management of the health business.
- On 6 December 2006 the High Court sanctioned the transfer of the Metropolitan Odyssey Limited long-term insurance business to Metropolitan Life Limited with effect from 1 January 2006. This transfer is in support of the capital management programme of the group
- In terms of section 24(a)(I) of the Long-term Insurance Act, 1998, as amended, approval was obtained from the FSB on 10 November 2006 for Metropolitan Life Limited to issue subordinated redeemable debt to the value of R500 million. This issue was successfully concluded on 15 December 2006, another first for the group.
- Metropolitan Life Limited received a AA- national insurer financial strength rating from Fitch Ratings.
- A total dividend for the year of 77 cents per share has been declared, up 22% on 2005.
- Good progress has been made in developing an economic capital model for the group.
- Previously the desired capital was based on a range between 1.5 and 3 times the required statutory capital (CAR).
- The new target, at 31 December 2006, is R3.9 billion, which approximates 2.8 times CAR.
- As a result the group has declared a once-off special dividend of 77 cents per share (87 cents including STC), payable on all ordinary shares, in order to reduce the excess capital closer to the optimal levels.
- This special dividend brings the total payment to shareholders, over the last three years, to over R4 billion.

**CORPORATE GOVERNANCE**

The board has satisfied itself that appropriate principles of corporate governance were applied throughout the year under review.

**DIRECTORATE CHANGES AND DIRECTORS' SHAREHOLDING**

Sadly Eric Molobi, chairman of Metropolitan, passed away on 4 June 2006. His leadership, insight and guidance will be sorely missed, not only at Metropolitan and KTI, but also at a national level. JJ Njeke was appointed as acting chairman on 30 May 2006.

Willie Esterhuyse, having reached statutory retirement age, retired with effect from 30 May 2006 after fifteen years on the board. Andile Sangqu, previously an alternate to Eric Molobi, was appointed to the board on 3 July 2006. Derek Pead, an executive director, resigned from the board with effect from 1 January 2007 due to other responsibilities while Phillip Matlakala was appointed to the board as an executive director on the same date. On 12 February 2007 the company announced that the group CEO, Peter Doyle, would be stepping down with effect from 31 March 2008. Professor Wiseman Nkuhlu was appointed to the board on 13 March 2007. No further changes have been made to the directorate. All transactions in listed shares involving directors were disclosed on SENS as required.

**CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES**

The group had no material capital commitments or contingent liabilities at 31 December 2006. The group is party to legal proceedings in the normal course of business, and appropriate provisions are made when losses are expected to materialise.

**POST BALANCE SHEET EVENTS**

No material post balance sheet events, other than those mentioned above, occurred between the balance sheet date and the date of approval of the annual financial statements.

**DIVIDEND DECLARATION**

**Ordinary listed shares**

The dividend policy for ordinary listed shares, approved by the directors and consistent with prior years, is to provide shareholders with stable dividend growth that reflects expected growth in underlying earnings in the medium term, while allowing the dividend cover to fluctuate.

An interim dividend of 29.00 cents per ordinary share was declared in September and paid in October 2006. On 13 March 2007 a final dividend of 48.00 cents per ordinary share was declared.

In addition, a once-off special dividend of 77 cents per ordinary share was also declared.

The total amount of 125 cents per share is payable to the holders of ordinary shares recorded in the register of the company at the close of business on Thursday, 5 April 2007 and will be paid on Tuesday, 10 April 2007. The last day to trade "cum" dividend will be Thursday, 29 March 2007. The shares will trade "ex" dividend from the start of business on Friday, 30 March 2007. Share certificates may not be dematerialised or rematerialised between Friday, 30 March 2007 and Thursday, 5 April 2007, both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to certificated shareholders on or about payment date. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Tuesday, 10 April 2007.

**Staff share purchase scheme dividend**

A dividend of R20 million (2005: R28 million) was declared on the unlisted shares in the staff share purchase scheme, as provided for in the trust deed.

**Preference share dividend**

Dividends of R26 million (13.5%), R16 million (125.00 cents per share) and R21 million (13.3%) were declared on 13 March 2007 on the A1, A2 and A3 Metropolitan preference shares respectively, and are payable on 31 March 2007.

Dividends of R22 million (11.7%), R4 million (29.00 cents per share) and R18 million (11.6%) were declared in September 2006 on the A1, A2 and A3 Metropolitan preference shares respectively, and paid on 30 September 2006. The declaration rate was determined as set out in the company's articles. Preference share dividends are included under finance costs in these results.

**AUDIT OPINION**

The auditors, PricewaterhouseCoopers Inc, have issued their opinion on the group financial statements for the year ended 31 December 2006. A copy of their unqualified report is available for inspection at the company's registered office.

Signed on behalf of the board

**JJ Njeke** — *Acting group chairman*
**Peter Doyle** — *Group chief executive*

Cape Town
13 March 2007

**Directors:**

JJ Njeke (non-executive group chairman (acting)), Peter Doyle (group chief executive), Phillip Matlakala (executive director), Abel Sithole (executive director), Preston Speckmann (executive director), Fatima Jakoet, Peter Lamprecht, Syd Muller, Bulelwa Ndamase, John Newbury, Andile Sangqu, Marius Smith, Franklin Sonn, Johan van Reenen

**Secretary:** Bongiwe Gobodo-Mbomvu

| | |
|---|---|
| **Registration number:** | 2000/031756/06 |
| **Registered office:** | 7 Parc du Cap, Mispel Road, Bellville 7535 |
| **JSE code:** | MET |
| **NSX code:** | MTD |
| **ISIN NO.** | ZAE000050456 |

**Transfer secretaries**
Link Market Services SA (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street,
Johannesburg, 2001
P O Box 4844, Johannesburg, 2000
Telephone: +27 11 834 2266
E-mail: info@linkmarketservices.co.za

**Sponsor**
Merrill Lynch

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED BALANCE SHEET | 31.12.2006 Rm | 31.12.2005 Rm |
|---|---|---|
| **ASSETS** | | |
| Property, plant and equipment | **541** | 549 |
| Investment property | **2 492** | 2 255 |
| Intangible assets | **413** | 404 |
| Investment in associates | **4** | 7 |
| Financial assets (1, 2) | **54 090** | 43 322 |
| Employee benefit asset | **126** | - |
| Deferred income tax | **11** | 4 |
| Reinsurance contracts | **217** | 181 |
| Cash and cash equivalents | **8 516** | 6 526 |
| **Total assets** | **66 410** | 53 248 |
| **EQUITY** | | |
| Capital and reserves attributable to equity holders (2) | **6 694** | 6 206 |
| Minority interests (2) | **561** | 417 |
| **Total equity** | **7 255** | 6 623 |
| **LIABILITIES** | | |
| Insurance contract liabilities | | |
| Long-term insurance (3) | **30 790** | 25 496 |
| Capitation contracts | **2** | |
| Financial liabilities | | |
| Investment contracts – fair value through income | **11 137** | 7 454 |
| Investment contracts – with discretionary participation features (3) | **12 695** | 9 905 |
| Other financial liabilities | **1 849** | 1 264 |
| Employee benefit obligations | **223** | 225 |
| Deferred income tax | **300** | 296 |
| Other payables | **1 957** | 1 703 |
| Current income tax | **202** | 282 |
| **Total liabilities** | **59 155** | 46 625 |
| **Total equity and liabilities** | **66 410** | 53 248 |

(1) Financial assets include equity and debt securities, loans and receivables and derivatives.

(2) 2005 has been restated for the early adoption of IFRIC 8.

(3) Under IFRS4, the group continues to account for long-term insurance contracts and investment contracts with discretionary participation features using SA GAAP.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES ON REPORTING BASIS | 31.12.2006 Rm | 31.12.2005 Rm |
|---|---|---|
| Total assets per balance sheet | **66 410** | 53 248 |
| Actuarial value of policy liabilities per balance sheet | **(54 622)** | (42 855) |
| Other liabilities per balance sheet | **(4 533)** | (3 770) |
| Minority interests | **(561)** | (417) |
| **Excess – group per reporting basis** | **6 694** | 6 206 |
| Net assets – other businesses | **(858)** | (62) |
| **Excess – long-term insurance business** (4) | **5 836** | 6 144 |
| **LONG-TERM INSURANCE BUSINESS** (4) | | |
| **Change in excess of long-term insurance business** (4) | **(308)** | 777 |
| Increase in share capital | **(35)** | (5) |
| Metropolitan Kenya included in insurance (5) | **(8)** | |
| Exchange differences | **-** | 17 |
| Change in other reserves | **232** | (63) |
| Dividend paid | **2 187** | 932 |
| **Total surplus arising** | **2 068** | 1 658 |
| Operating profit | **660** | 589 |
| Investment income on excess | **211** | 179 |
| Net realised and fair value gains on excess | **1 245** | 836 |
| Investment variances (6) | **70** | 66 |
| Basis changes and other changes | **(166)** | 102 |
| Employee benefit asset/obligation | **67** | |
| Other adjustments | **-** | (13) |
| LOA statement of intent | **(19)** | (101) |
| Consolidation adjustments | **(186)** | (128) |
| Income tax expense | **364** | 413 |
| Adjustment for share of profit of associates | **-** | (6) |
| **Results of long-term insurance business** (4) | **2 246** | 1 937 |
| Results of other group businesses | **324** | 329 |
| **Results of operations per income statement** | **2 570** | 2 266 |

| STATEMENT OF ACTUARIAL VALUES OF ASSETS AND LIABILITIES ON STATUTORY BASIS | 31.12.2006 Rm | 31.12.2005 Rm |
|---|---|---|
| **Reporting excess – long-term insurance business** (4) | **5 836** | 6 144 |
| Disallowed assets in terms of statutory requirements (7) | **(135)** | (35) |
| Capital adjustments | **101** | - |
| **Statutory excess – long-term insurance business** (4) | **5 802** | 6 109 |
| Capital adequacy requirement | **1 592** | 1 418 |
| Capital adequacy multiple | **3.6** | 4.3 |
| Discretionary margins | **2 058** | 1 886 |

(4) The long-term insurance business includes both insurance and investment contract business and is the simple aggregate of all the life insurance companies in the group. It includes minority interests and other items, which are eliminated on consolidation. It excludes non-insurance business.

(5) During 2005 the group set up an insurance operation in Kenya; during 2006 this company was included as an insurance company in the statement of actuarial assets and liabilities.

(6) Investment variances reflect the impact of actual investment returns on the value of future expense recoveries.

(7) Disallowed assets include goodwill, deferred acquisition costs, deferred revenue liabilities and employee benefit asset/obligation.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED INCOME STATEMENT | 12 mths to 31.12.2006 Rm | 12 mths to 31.12.2005 Rm |
|---|---|---|
| Net insurance premiums received | **7 423** | 6 656 |
| Fee income | **698** | 601 |
| Investment income (8, 9) | **2 578** | 2 164 |
| Net realised and fair value gains (9) | **9 831** | 8 486 |
| **Net income** | **20 530** | 17 907 |
| Net insurance benefits and claims | **5 634** | 6 411 |
| Change in provisions | **8 009** | 5 547 |
| Change in insurance contract liability | **5 233** | 4 612 |
| LOA statement of intent | **19** | 101 |
| Change in investment contract with DPF liability | **2 792** | 847 |
| Change in reinsurance provisions | **(35)** | (13) |
| Fair value adjustments on investment contracts (8) | **1 687** | 1 218 |
| Depreciation, amortisation and impairment expense | **127** | 109 |
| Employee benefit expense (9) | **924** | 892 |
| Sales remuneration and distribution cost | **1 034** | 990 |
| Other expenses (9) | **545** | 474 |
| **Expenses** | **17 960** | 15 641 |
| **Results of operations** | **2 570** | 2 266 |
| Share of profit of associates | **3** | 6 |
| Finance costs | **(99)** | (54) |
| **Profit before tax** | **2 474** | 2 218 |
| Income tax expenses | **(491)** | (573) |
| **Earnings** | **1 983** | 1 645 |
| **Attributable to:** | | |
| Equity holders of group | **1 947** | 1 600 |
| Minority interests (9) | **36** | 45 |
| | **1 983** | 1 645 |

(8) In December 2005 only investment income on investment contracts was accounted for directly to the liability; this item has been restated through the income statement.

(9) 2005 has been restated for the early adoption of IFRIC 8.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| RECONCILIATION OF HEADLINE EARNINGS attributable to equity holders of the company | Basic earnings | | Diluted earnings | |
|---|---|---|---|---|
| | **12 mths to 31.12.2006 Rm** | 12 mths to 31.12.2005 Rm | **12 mths to 31.12.2006 Rm** | 12 mths to 31.12.2005 Rm |
| **Earnings** | **1 947** | 1 600 | **1 947** | 1 600 |
| Finance costs – preference shares | | | **93** | 53 |
| **Diluted earnings** | | | **2 040** | 1 653 |
| Goodwill impaired | **4** | - | **4** | - |
| **Headline earnings** (10) | **1 951** | 1 600 | **2 044** | 1 653 |
| Net realised and fair value gains on excess (11) | **(1 265)** | (906) | **(1 265)** | (906) |
| Basis changes, LOA statement of intent and investment variances | **111** | (55) | **111** | (55) |
| Employee benefit asset/obligation | **(67)** | | **(67)** | |
| IFRIC 8 – early adoption | | | **9** | 2 |
| Investment income on treasury shares – contract holders (12) | | | **15** | 14 |
| **Core headline earnings** (13) | **730** | 639 | **847** | 708 |

(10) Headline earnings consist of operating profit, investment income, net realised and fair value gains, investment variances and basis and other changes. Adjustments to headline earnings, as required by SAICA Circular 7/2002, relate to returns on shareholder assets only.

(11) 2005 has been restated for the early adoption of IFRIC 8.

(12) For diluted core headline earnings treasury shares held on behalf of contract holders are deemed to be issued. For diluted earnings and headline earnings these shares are deemed to be cancelled. The 2005 results have been adjusted accordingly.

(13) Net realised and fair value gains on investment assets, investment variances and basis and other changes can be volatile; therefore core headline earnings have been disclosed that comprise operating profit and investment income on shareholder assets.

| **EARNINGS PER SHARE** (cents) attributable to equity holders of the company | **12 mths to 31.12.2006** | 12 mths to 31.12.2005 |
|---|---|---|
| **Basic** (11) | | |
| Core headline earnings | **130.36** | 109.04 |
| Headline earnings | **348.39** | 273.04 |
| Earnings | **347.68** | 273.04 |
| Weighted average number of shares (million) | **560** | 586 |
| **Diluted** (11) | | |
| Core headline earnings | **112.93** | 95.93 |
| Diluted weighted average number of shares (million) (12) | **750** | 738 |
| Headline earnings | **280.00** | 230.87 |
| Earnings | **279.45** | 230.87 |
| Diluted weighted average number of shares (million) (12) | **730** | 716 |

| **DIVIDENDS** | **2006** | 2005 |
|---|---|---|
| **Ordinary listed shares** (cents per share) | | |
| Interim | **29.00** | 24.00 |
| Final | **48.00** | 39.00 |
| Total | **77.00** | 63.00 |
| Special dividend | **77.00** | - |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| DIVIDENDS | | | | |
|---|---|---|---|---|
| **Convertible redeemable preference shares** | | **A1** | **A2** | **A3** |
| Paid – 31 March 2005 | Rate | 9.2% | | |
| | Rm | 25 | | |
| Paid – 30 September 2005 | Rate | 9.9% | | |
| | Rm | 23 | | |
| Paid – 31 March 2006 | Rate | 10.4% | 39.00 cps | 9.2% |
| | Rm | 24 | 5 | 10 |
| Paid – 30 September 2006 | Rate | 11.7% | 29.00 cps | 11.6% |
| | Rm | 22 | 4 | 18 |
| Payable – 31 March 2007 | Rate | 13.5% | 125.00 cps | 13.3% |
| | Rm | 26 | 16 | 21 |
| Redemption value (per share) | R | 5.12 | 9.18 | 9.18 |

| ANALYSIS OF DILUTED CORE HEADLINE EARNINGS | **12 mths to 31.12.2006 Rm** | 12 mths to 31.12.2005 Rm |
|---|---|---|
| **Retail business** | **436** | 369 |
| Operating profit | **627** | 523 |
| Tax | **(191)** | (154) |
| **Corporate business** | **145** | 115 |
| Operating profit | **204** | 161 |
| Tax | **(59)** | (46) |
| **Asset management business** | **69** | 52 |
| Operating profit | **94** | 72 |
| Tax | **(25)** | (20) |
| **International business** | **61** | 86 |
| Operating profit | **67** | 92 |
| Tax | **(6)** | (6) |
| **Health business** | **51** | 20 |
| Operating profit | **72** | 49 |
| Tax | **(21)** | (29) |
| **Shareholder capital** | **85** | 66 |
| Holding company expenses | **(44)** | (34) |
| Metropolitan Card Operations | **(21)** | (6) |
| Investment income on shareholder excess | **310** | 211 |
| Income tax on investment income | **(160)** | (105) |
| **Diluted core headline earnings** | **847** | 708 |

| RESULTS OF OPERATIONS FROM ADMINISTRATION BUSINESS (gross of minority interest and before tax) | Net income | Expenses | Results of operations | |
|---|---|---|---|---|
| | | | **12 mths to 31.12.2006** | 12 mths to 31.12.2005 |
| | **Rm** | **Rm** | **Rm** | Rm |
| Health business | 560 | (488) | **72** | 49 |
| Asset administration | 103 | (45) | **58** | 34 |
| Asset management | 113 | (77) | **36** | 38 |
| | 776 | (610) | **166** | 121 |

## METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED STATEMENT OF CHANGES IN EQUITY | 12 mths to 31.12.2006 Rm | 12 mths to 31.12.2005 Rm |
|---|---|---|
| **Changes in share capital** | | |
| Balance before implementation of IFRS4 and IAS39 (revised) | | 870 |
| Treasury shares held on behalf of contract holders | | (198) |
| Balance at beginning | **559** | 672 |
| Staff scheme shares released | **86** | 53 |
| Shares repurchased and cancelled | **(200)** | (242) |
| Treasury shares held on behalf of contract holders | **61** | 76 |
| Capital reduction | **(642)** | |
| Balance at end | **(136)** | 559 |
| **Changes in other reserves** | | |
| Balance at beginning | **428** | 367 |
| Total recognised income | **(30)** | 51 |
| Earnings directly accounted in equity | **(29)** | 61 |
| Foreign currency translation differences | **(1)** | (10) |
| Employee share schemes – value of services provided | **10** | 10 |
| Fair value gains – available-for-sale financial assets | **1** | - |
| Transfer from retained income | **4** | - |
| Balance at end (14) | **413** | 428 |
| **Changes in retained income** | | |
| Balance before implementation of IFRS4 and IAS39 (revised) | | 3 945 |
| Opening deferred acquisition costs and deferred revenue liabilities | | (11) |
| Treasury shares held on behalf of contract holders | | (19) |
| Balance at beginning | **5 219** | 3 915 |
| Earnings for period (15) | **1 947** | 1 600 |
| Dividends paid | **(386)** | (296) |
| Shares repurchased | **(358)** | - |
| Transfer to other reserves | **(5)** | - |
| Balance at end | **6 417** | 5 219 |
| **Capital and reserves attributable to equity holders** | **6 694** | 6 206 |
| **Changes in minority interest** | | |
| Balance at beginning | **417** | 359 |
| Total recognised income | **36** | 41 |
| Earnings for period | **36** | 45 |
| Foreign currency translation differences | **-** | (4) |
| Employee share schemes – value of services provided | **-** | 1 |
| Dividend paid | **(34)** | (1) |
| Net change in minority interest | **142** | 17 |
| Balance at end | **561** | 417 |
| **Total equity** | **7 255** | 6 623 |

(14) Other reserves consist of the following:

Land and buildings revaluation reserve: R96 million (31.12.2005: R121 million)

Foreign currency translation reserve: (R16 million) (31.12.2005: (R15 million))

Fair value reserve: R38 million (31.12.2005: R27 million)

Non-distributable reserve: R295 million (31.12.2005: R295 million)

(15) 2005 has been restated for the early adoption of IFRIC 8.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| CONSOLIDATED CASH FLOW STATEMENT | **12 mths to 31.12.2006 Rm** | 12 mths to 31.12.2005 Rm |
|---|---|---|
| Net cash inflow from operating activities | **1 976** | 3 206 |
| Net cash outflow from investing activities | **(41)** | (19) |
| Net cash outflow from financing activities | **(1 198)** | (753) |
| **Net cash flow** | **737** | 2 434 |
| Exchange gains/(losses) on cash resources | **10** | (1) |
| Cash resources and funds on deposit at beginning | **6 526** | 4 093 |
| **Cash resources and funds on deposit at end** | **7 273** | 6 526 |

| SEGMENTAL REPORT (17) | **12 mths to 31.12.2006 Rm** | 12 mths to 31.12.2005 Rm |
|---|---|---|
| **Segmental revenue** | | |
| Retail business | **10 674** | 8 412 |
| Corporate business | **6 175** | 6 086 |
| Health business | **560** | 519 |
| Asset management business | **216** | 157 |
| Shareholder capital (16, 17, 18) | **1 252** | 1 205 |
| International business (19) | **1 653** | 1 528 |
| **Net income per income statement** | **20 530** | 17 907 |
| **Segmental results** | | |
| Retail business | **627** | 525 |
| Corporate business | **204** | 161 |
| Health business (16) | **72** | 49 |
| Asset management business | **94** | 72 |
| Shareholder capital (16, 17, 18) | **1 375** | 1 205 |
| International business (19) | **198** | 254 |
| **Results from operations per income statement** | **2 570** | 2 266 |

(16) 2005 has been restated for the early adoption of IFRIC 8.

(17) The segmental report is compiled on the basis of Metropolitan's primary segments. In all instances with the exception of international, the secondary segments are in South Africa. The asset management business, previously part of the corporate business, is managed as a new primary segment and disclosed as such. The comparative information has been adjusted accordingly.

(18) Shareholder capital consists of holding company, Metropolitan Card Operations (Proprietary) Limited and shareholder return; in South Africa this is not split between retail and corporate. Metropolitan Card Operations (Proprietary) Limited has net income of R2 million and negative results from operations of R20 million.

(19) International, with secondary segments in Botswana, Ghana, Kenya, Lesotho, Mauritius and Namibia, includes investment return.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| EMBEDDED VALUE | **31.12.2006 Rm** | 31.12.2005 Rm |
|---|---|---|
| Statutory excess – long-term insurance business | **5 802** | 6 109 |
| Capital adjustments | **(101)** | - |
| Subordinated redeemable debt | **(501)** | - |
| Treasury shares held in subsidiary | **400** | - |
| Adjustments to statutory excess | **2 085** | 1 563 |
| Net assets – other businesses | **858** | 62 |
| Dilutory effect of subsidiaries (20) | **80** | 95 |
| Staff share scheme loans | **227** | 313 |
| Liability – convertible redeemable preference shares | **832** | 945 |
| Treasury shares held on behalf of contract holders | **197** | 258 |
| Goodwill | **(109)** | (110) |
| Adjustments for | **405** | 349 |
| Asset management business | **210** | 191 |
| Health business (21) | **481** | 405 |
| Holding company expenses | **(286)** | (247) |
| **Adjusted net asset value** | **8 191** | 8 021 |
| **Net value of in-force business** | **4 096** | 3 447 |
| Individual life | **3 338** | 2 776 |
| Gross value of in-force business | **3 475** | 2 913 |
| Less: Cost of capital | **(137)** | (137) |
| Employee benefits | **758** | 671 |
| Gross value of in-force business | **830** | 736 |
| Less: Cost of capital | **(72)** | (65) |
| **Diluted embedded value** | **12 287** | 11 468 |
| Diluted embedded value per share (cents) | **1 702** | 1 499 |
| Diluted adjusted net asset value per share (cents) | **1 134** | 1 048 |
| Diluted number of shares in issue (million) (22) | **722** | 765 |

(20) As a result of the early adoption of IFRIC 8, Metropolitan Health and Metropolitan Kenya have been consolidated at 100% in the balance sheet. For embedded value purposes, disclosed on a diluted basis, the minority interest and related funding have been reinstated.

(21) The value of the health business is net of R53 million, being the total liability of the option held by MHG management (31.12.2005: R129 million).

(22) The diluted number of shares in issue takes into account all issued shares, assuming conversion of the convertible redeemable preference shares and the release of staff share scheme shares, and includes the treasury shares held on behalf of contract holders.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| EMBEDDED VALUE ATTRIBUTABLE TO GROUP | Net asset value Rm | Value of in-force Rm | 31.12.2006 Rm | 31.12.2005 Rm |
|---|---|---|---|---|
| Metropolitan Life Ltd (23) | 5 065 | 3 654 | **8 719** | 8 571 |
| Metropolitan Odyssey Ltd | 34 | - | **34** | (78) |
| Metropolitan Life International Ltd | 48 | - | **48** | 47 |
| Metropolitan Life (Namibia) Ltd | 251 | 228 | **479** | 496 |
| Metropolitan Life of Botswana Ltd | 108 | 52 | **160** | 145 |
| Metropolitan Lesotho Ltd | 136 | 159 | **295** | 319 |
| Metropolitan Life Insurance Kenya Ltd (24) | 5 | 2 | **7** | - |
| Metropolitan Life Insurance Ghana Ltd (24) | 12 | 1 | **13** | - |
| Asset management business | 110 | 210 | **320** | 256 |
| Metropolitan Health Group | 141 | 481 | **622** | 487 |
| Metropolitan Holdings (after consolidation adjustments) | 1 985 | (286) | **1 699** | 1 334 |
| Goodwill | (109) | | **(109)** | (109) |
| **Total embedded value** | 7 786 | 4 501 | **12 287** | 11 468 |
| Capital adjustments | 101 | | | |
| Adjustments to statutory excess | (2 085) | | | |
| **Statutory excess – long-term insurance business** | 5 802 | | | |

(23) The integration of the Metropolitan Odyssey Limited long-term insurance business in Metropolitan Life Limited was accounted for in terms of the requirements of merger accounting. Merger accounting requires that the financial statements of Metropolitan Life Limited incorporate the combined companies' results and cash flows as if the companies have always been combined, including restatement of comparatives. The 2005 embedded value for Metropolitan Life Limited has been adjusted accordingly.

(24) During 2005 the group set up an insurance operation in Kenya; during 2006 this company was included as an insurance company for embedded value purposes. The group acquired a majority share (60%) of an existing insurance company in Ghana on 1 January 2006.

| VALUE OF LONG-TERM INSURANCE NEW BUSINESS | 12 mths to 31.12.2006 Rm | 12 mths to 31.12.2005 Rm |
|---|---|---|
| Retail business | **114** | 100 |
| Gross value of new business | **116** | 107 |
| Less: Cost of capital | **(2)** | (7) |
| Corporate business | **30** | 6 |
| Gross value of new business | **37** | 7 |
| Less: Cost of capital | **(7)** | (1) |
| International business * | **7** | 28 |
| Gross value of new business | **9** | 33 |
| Less: Cost of capital | **(2)** | (5) |
| **Total value of long-term insurance new business** | **151** | 134 |

** Net of outside shareholders. Excludes Metropolitan Ghana and Metropolitan Kenya as the companies are in a start-up phase.*

# METROPOLITAN HOLDINGS – GROUP RESULTS

| NEW BUSINESS PREMIUMS | **12 mths to 31.12.2006 Rm** | 12 mths to 31.12.2005 Rm |
|---|---|---|
| **Recurring premiums** | | |
| Retail business | **753** | 732 |
| Corporate business | **141** | 80 |
| International business * | **89** | 105 |
| | **983** | 917 |
| **Single premiums** | | |
| Retail business | **1 872** | 1 369 |
| Corporate business | **2 661** | 545 |
| International business * | **157** | 174 |
| | **4 690** | 2 088 |
| **Annual premium equivalent (APE)** | **1 452** | 1 126 |
| Retail business | **940** | 869 |
| Corporate business | **407** | 135 |
| International business | **105** | 122 |
| **Present value premiums (PVP)** | **9 502** | 6 144 |
| Retail business | **5 410** | 4 444 |
| Corporate business | **3 563** | 1 056 |
| International business | **529** | 644 |

* *Net of outside shareholders. Excludes Metropolitan Ghana (R4 million APE) and Metropolitan Kenya (R4 million APE) as the companies are in a start-up phase.*

| PROFITABILITY OF NEW BUSINESS | **12 mths to 31.12.2006** | 12 mths to 31.12.2005 |
|---|---|---|
| **% of APE** | **10.4** | 11.9 |
| Retail business | **12.1** | 11.5 |
| Corporate business | **7.4** | 4.3 |
| International business | **6.7** | 22.5 |
| **% of PVP** | **1.6** | 2.2 |
| Retail business (23) | **2.1** | 2.3 |
| Corporate business | **0.8** | 0.5 |
| International business | **1.3** | 4.3 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| SOURCE OF NEW BUSINESS PRODUCTION – GROUP<br>Individual life – insurance and investment business | 31.12.2006<br>APE % | <br>Total % | 31.12.2005<br>APE % | <br>Total % |
|---|---|---|---|---|
| General intermediary channel | **8** | **6** | 12 | 8 |
| Direct writers | **23** | **25** | 32 | 28 |
| Group schemes | **9** | **6** | 8 | 5 |
| Direct mail and telemarketing | **24** | **14** | 14 | 9 |
| Odyssey broker channel | **28** | **43** | 22 | 41 |
| 3rd party business | **-** | **1** | - | - |
| International | **8** | **5** | 12 | 9 |

| VALUE OF NEW BUSINESS – OTHER BUSINESSES | 12 mths to 31.12.2006 Rm | 12 mths to 31.12.2005 Rm |
|---|---|---|
| Asset management business | **25** | 22 |
| Health business | **78** | 76 |

| PRINCIPAL ASSUMPTIONS (South Africa) (25) | 31.12.2006 % | 31.12.2005 % |
|---|---|---|
| Pre-tax investment return | | |
| Equities | **10.0** | 9.5 |
| Properties | **10.0** | 9.5 |
| Government stock | **8.0** | 7.5 |
| Cash | **6.0** | 5.5 |
| Risk discount rate | **10.5** | 10.0 |
| Investment return (before tax) – smoothed bonus | **9.4** | 8.9 |
| Expense inflation rate | **4.8** | 4.3 |

(25) The principal assumptions relate to the South African life insurance business only. Assumptions relating to the international life insurance businesses are based on local requirements and can be different to the South African assumptions.

| OUTSIDE SHAREHOLDER INTEREST | 31.12.2006 % | 31.12.2005 % |
|---|---|---|
| Metropolitan Life (Namibia) Ltd | **19.0** | 19.0 |
| Metropolitan Life of Botswana Ltd | **24.2** | 24.2 |
| Metropolitan Health Group | **17.6** | 18.8 |
| Metropolitan Life Insurance Kenya Ltd (19) | **40.0** | |
| Metropolitan Life Insurance Ghana Ltd (19) | **40.0** | |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| LONG-TERM INSURANCE BUSINESS: SENSITIVITIES – 31.12.2006 | | Net worth | In-force business | | | New business written | | |
|---|---|---|---|---|---|---|---|---|
| | | | Net value | Gross value | Cost of CAR | Net value | Gross value | Cost of CAR |
| | | Rm | Rm | Rm | Rm | Rm | Rm | Rm |
| **Base value** | | **5 802** | **4 096** | **4 305** | **(209)** | **151** | **162** | **(11)** |
| 1% | increase in risk discount rate | | 3 764 | 4 087 | (323) | 124 | 140 | (16) |
| | % change | | (8) | (5) | 54 | (18) | (13) | 53 |
| 1% | reduction in risk discount rate | | 4 539 | 4 616 | (77) | 183 | 186 | (3) |
| | % change | | 11 | 7 | (63) | 21 | 15 | (69) |
| 10% | increase in future expenses | | 3 870 | 4 079 | (209) | 126 | 137 | (11) |
| | % change (note 1) | | (6) | (5) | - | (17) | (16) | - |
| 10% | increase in policy discontinuance | | 4 022 | 4 231 | (209) | 114 | 125 | (11) |
| | % change | | (2) | (2) | - | (25) | (23) | - |
| 10% | increase in mortality and morbidity | | 3 803 | 4 012 | (209) | 104 | 115 | (11) |
| | % change (note 2) | | (7) | (7) | - | (31) | (29) | - |
| 1% | reduction in gross investment return, inflation rate and risk discount rate | 5 846 | 4 094 | 4 303 | (209) | 176 | 187 | (11) |
| | % change (note 3) | 1 | - | - | - | 16 | 15 | - |
| 1% | reduction in gross investment return only (no change in risk discount rate) | 5 754 | 3 790 | 4 128 | (338) | 135 | 151 | (16) |
| | % change (note 3) | (1) | (7) | (4) | 61 | (10) | (6) | 55 |
| 1% | reduction in inflation | 5 948 | 4 069 | 4 278 | (209) | 166 | 177 | (11) |
| | % change | 3 | (1) | (1) | - | 10 | 9 | - |
| 10% | fall in market value of equities | 5 500 | 3 968 | 4 177 | (209) | | | |
| | % change | (5) | (3) | (3) | - | | | |
| 10% | reduction in premium indexation take-up rate | | 4 027 | 4 236 | (209) | 143 | 154 | (11) |
| | % change | | (2) | (2) | - | (6) | (5) | - |
| 10% | increase in non-commission related acquisition expenses | | | | | 114 | 125 | (11) |
| | % change | | | | | (24) | (23) | - |

Notes
(1) No corresponding changes in variable policy charges are assumed, although in practice it is likely that they will be modified according to circumstances.
(2) Mortality decreases by 10% for annuities; mortality and morbidity increase by 10% for assurance.
(3) Bonus rates are assumed to change commensurately.
(4) The change in the value of cost of CAR is disclosed as nil where the sensitivity test results in an insignificant change in the value.

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ANALYSIS OF CHANGES IN GROUP EMBEDDED VALUE | Other businesses | Long-term insurance business | | 12 mths to 31.12.2006 Total | 12 mths to 31.12.2005 Total |
|---|---|---|---|---|---|
| | | NAV | VoIF | | |
| | Rm | Rm | Rm | Rm | Rm |
| Profit from new business | 108 | (140) | 299 | **267** | 243 |
| Embedded value from new business | 103 | (140) | 291 | **254** | 232 |
| Expected return to end of year | 5 | | 8 | **13** | 11 |
| Profit from existing business | (37) | 582 | (3) | **542** | 655 |
| Expected return – unwinding of risk discount rate | 61 | | 379 | **440** | 356 |
| Expected (or actual) net of tax profit transfer to net worth | | 550 | (550) | **-** | - |
| Operating experience variance | (41) | 215 | 207 | **381** | 140 |
| Operating assumption changes | (57) | (164) | (7) | **(228)** | 283 |
| LOA statement of intent | | (19) | (32) | **(51)** | (124) |
| **Embedded value profit from operations** | 71 | 442 | 296 | **809** | 898 |
| Investment return on net worth | 181 | 1 206 | - | **1 387** | 1 174 |
| Investment variances | 37 | 87 | 356 | **480** | 456 |
| Economic assumption changes | (2) | (9) | (1) | **(12)** | 37 |
| Exchange rate movements | - | - | - | **-** | (13) |
| **Total embedded value profit** | 287 | 1 726 | 651 | **2 664** | 2 552 |
| Changes in share capital | (1 221) | 21 | | **(1 200)** | (242) |
| Dividend paid | 1 724 | (2 153) | | **(429)** | (326) |
| Redeemable preference shares | (123) | | | **(123)** | 481 |
| Finance costs – preference shares | (93) | | | **(93)** | (53) |
| **Increase in embedded value** | 574 | (406) | 651 | **819** | 2 412 |
| Return on embedded value (%) | | | | **25.5** | 28.9 |

**ANALYSIS OF VARIANCES AND OPERATING ASSUMPTION CHANGES – 31.12.2006**

**Operating experience variance**

Other businesses — A reduction in the present value of future profits as a result of the outflow of off-balance sheet funds at Metropolitan Asset Management.

Long-term insurance business

NAV — Mortality profits across most lines of business, better than expected persistency of the Retail business' direct marketing products, tax profits and the impact of better than expected investment performance, including a higher than expected investment return on working capital.

VoIF — Better than expected premium inflows on employee benefit risk and investment schemes, reduced by outflows on the Corporate business smoothed bonus products and a reduction in the cost of statutory capital following the transfer of the Metropolitan Odyssey life business into Metropolitan Life Limited in the last quarter of 2006

**Operating assumption changes**

Other business — An increase to future expected expenses following the introduction of a new long-term staff retention scheme in December 2006.

Long-term insurance business

NAV — An increase in assumed future expenses in the Retail business, offset by assumed improvements to future mortality and persistency levels. The increase in future expenses relate to the new long-term retention scheme, a change in the expense allocation methodology following the changes in the business mix and an increase in the overall expense base primarily aimed at growing the business.

**ANALYSIS OF VARIANCES AND OPERATING ASSUMPTION CHANGES – 31.12.2006**

| | |
|---|---|
| VoIF | An increase in future assumed expenses in the Corporate business, offset by the impact of assumed improvements in mortality and persistency levels of the Retail business' grouped individual product ranges, as well as assumed changes to the mortality experience of its non-linked lines of business. |
| **LOA statement of intent** | This item represents the additional reduction in the embedded value, since it was first estimated in December 2005, following clarification on the guaranteed minimum surrender value calculation for reversionary bonus policies and policies with hybrid charging structures. |

| **PREMIUMS RECEIVED** (pre-IFRS4; excluding MHG capitation contracts) | **12 mths to 31.12.2006 Rm** | 12 mths to 31.12.2005 Rm |
|---|---|---|
| **Recurring premiums** | **6 301** | 5 770 |
| Retail business | **3 918** | 3 575 |
| Corporate business | **1 592** | 1 437 |
| International business | **791** | 758 |
| **Single premiums** | **4 729** | 2 116 |
| Retail business | **1 872** | 1 353 |
| Corporate business | **2 661** | 544 |
| International business | **196** | 219 |
| **Total premiums received** | **11 030** | 7 886 |

| **PAYMENTS TO CONTRACT HOLDERS** (pre-IFRS4; excluding MHG capitation contracts) | **12 mths to 31.12.2006 Rm** | 12 mths to 31.12.2005 Rm |
|---|---|---|
| **Individual life** | **4 377** | 3 142 |
| Death and disability claims | **934** | 833 |
| Maturity claims | **1 307** | 752 |
| Annuities | **519** | 452 |
| Surrenders | **1 697** | 1 178 |
| Re-insurance recoveries | **(80)** | (73) |
| **Employee benefits** | **2 775** | 3 975 |
| Death and disability claims | **726** | 668 |
| Maturity claims | **136** | 131 |
| Annuities | **387** | 293 |
| Withdrawal benefits | **358** | 293 |
| Terminations | **1 307** | 2 746 |
| Re-insurance recoveries | **(139)** | (156) |
| **Total payments to contract holders** | **7 152** | 7 117 |

| **FUNDS RECEIVED FROM CLIENTS** | Gross inflow Rm | Gross outflow Rm | **12 mths to 31.12.2006 Net inflow Rm** | 12 mths to 31.12.2005 Net inflow Rm |
|---|---|---|---|---|
| Retail business | 5 790 | (3 945) | **1 845** | 2 182 |
| Corporate business | 4 253 | (2 630) | **1 623** | (1 842) |
| International business | 987 | (577) | **410** | 429 |
| **Long-term insurance business cash flows** | 11 030 | (7 152) | **3 878** | 769 |
| Health business | 8 560 | (8 187) | **373** | 529 |
| Asset management business | 10 882 | (12 745) | **(1 863)** | 4 502 |
| Corporate business | 371 | | **371** | - |
| **Total funds received from clients** | 30 843 | (28 084) | **2 759** | 5 800 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ANALYSIS OF EXPENSES | 12 mths to 31.122006 Rm | 12 mths to 31.12.2005 Rm |
|---|---|---|
| Depreciation, amortisation and impairment expense | **127** | 109 |
| Employee benefit expense | **924** | 892 |
| Sales remuneration and distribution cost | **1 034** | 990 |
| Other expenses | **545** | 474 |
| Finance costs | **99** | 54 |
| **Total expenses** | **2 729** | 2 519 |
| Long-term insurance business | **2 019** | 1 832 |
| Management expenses | **1 115** | 970 |
| Administration expenses | **988** | 842 |
| Distribution costs | **127** | 128 |
| Sales remuneration | **904** | 862 |
| Administration business | **594** | 561 |
| Health business | **472** | 464 |
| Asset management | **77** | 68 |
| Asset administration | **45** | 29 |
| Finance costs – preference shares | **93** | 53 |
| Holding company | **44** | 34 |
| Metropolitan Card Operations | **24** | 6 |
| Consolidation adjustments | **22** | 20 |
| Retirement asset/obligation | **(67)** | |
| Implementation of IFRS4 and IAS39 adjustment | | 13 |
| **Total expenses** | **2 729** | 2 519 |

| NUMBER OF EMPLOYEES | 31.12.2006 | 31.12.2005 |
|---|---|---|
| Indoor staff | **4 321** | 3 899 |
| Insurance companies | **2 506** | 2 396 |
| Retail business | **1 325** | 1 324 |
| Employee benefits business | **332** | 315 |
| International business | **346** | 274 |
| Group services | **503** | 483 |
| Metropolitan Health Group | **1 638** | 1 359 |
| Asset management | **70** | 70 |
| Asset administration | **58** | 53 |
| Metropolitan Card Operations | **28** | - |
| Holding company | **21** | 21 |
| Field staff | **3 316** | 3 426 |
| Retail business | **2 551** | 2 977 |
| International business | **765** | 449 |
| **Total** | **7 637** | 7 325 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| ASSETS UNDER MANAGEMENT | 31.12.2006 Rm | 31.12.2005 Rm |
|---|---|---|
| Property, plant and equipment | **541** | 549 |
| Investment property | **2 492** | 2 255 |
| Intangible assets | **413** | 404 |
| Investment in associates | **4** | 7 |
| Financial assets | **54 090** | 43 322 |
| Employee benefit asset | **126** | - |
| Deferred income tax | **11** | 4 |
| Reinsurance contracts | **217** | 181 |
| Cash and cash equivalents | **8 516** | 6 526 |
| **Total on-balance sheet assets** | **66 410** | 53 248 |
| Collective investments | **12 241** | 9 019 |
| Health | **2 669** | 2 490 |
| Asset Managers | **3 368** | 5 694 |
| EB segregated assets | **1 170** | 798 |
| **Total assets under management** | **85 858** | 71 249 |

| ANALYSIS OF ASSETS BACKING GROUP EXCESS | 31.12.2006 | | 31.12.2005 | |
|---|---|---|---|---|
| | Rm | % | Rm | % |
| Listed equities – local listed | **4 851** | **70.1** | 3 864 | 59.3 |
| Foreign investments – unit linked investments | **428** | **6.2** | 649 | 9.9 |
| Owner-occupied properties | **334** | **4.8** | 392 | 6.0 |
| Debt securities – fixed interest | **697** | **10.1** | 822 | 12.6 |
| Cash and cash equivalents | **1 059** | **15.3** | 1 291 | 19.8 |
| Goodwill | **148** | **2.1** | 148 | 2.3 |
| Other net assets | **236** | **3.4** | 298 | 4.6 |
| Redeemable preference shares | **(832)** | **(12.0)** | (945) | (14.5) |
| | **6 921** | **100.0** | 6 519 | 100.0 |
| Adjustment for staff share schemes | **(227)** | | (313) | |
| **Excess - group per reporting basis** | **6 694** | | 6 206 | |

| GROUP EXCESS – TOP 10 EQUITY HOLDINGS | 31.12.2006 | | 31.12.2005 | |
|---|---|---|---|---|
| | Rm | % | Rm | % |
| MTN Group Ltd | **177** | **3.5** | 220 | 5.7 |
| Standard Bank Group Ltd | **137** | **2.7** | 166 | 4.3 |
| Anglo American Plc | **128** | **2.5** | 125 | 3.2 |
| Billiton Plc | **110** | **2.2** | 106 | 2.7 |
| Sasol Ltd | **88** | **1.7** | 103 | 2.7 |
| FirstRand Ltd | **86** | **1.7** | 106 | 2.7 |
| SABMiller Plc | **83** | **1.6** | 97 | 2.5 |
| Imperial Holdings Ltd | **78** | **1.5** | 71 | 1.8 |
| Nedbank Group Ltd | **76** | **1.5** | - | - |
| Impala Platinum Holdings Ltd | **75** | **1.5** | - | - |
| Remgro Plc | - | - | 91 | 2.4 |
| Naspers N-ord Ltd | - | - | 64 | 1.7 |
| | **1 038** | **20.4** | 1 149 | 29.7 |
| Collective investments | **1 781** | **35.0** | 1 379 | 35.7 |
| | **2 819** | **55.4** | 2 528 | 65.4 |
| **Total equities backing excess** | **5 083** | **100.0** | 3 864 | 100.0 |

# METROPOLITAN HOLDINGS – GROUP RESULTS

| STOCK EXCHANGE PERFORMANCE | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **12 month period** | | | | |
| Value of listed shares traded (rand million) (26) | **5 614** | 3 347 | 2 049 | 994 |
| Volume of listed shares traded (million) (26) | **442** | 315 | 250 | 165 |
| Shares traded (% of average listed shares in issue) (26) | **75.0** | 51.1 | 37.9 | 24.4 |
| Value of shares traded – life insurance (J857 – Rbn) | **81.9** | 70.0 | 47.3 | 40.8 |
| Value of shares traded – top 40 index (J200 – Rbn) | **1 735.0** | 1 028.2 | 829.8 | 653.4 |
| Trade prices | | | | |
| Highest (cents per share) | **1 581** | 1 220 | 1 100 | 750 |
| Lowest (cents per share) | **1 020** | 950 | 680 | 470 |
| Last sale of period (cents per share) | **1 500** | 1 185 | 1 090 | 685 |
| Percentage (%) change during period (27) | **38.25** | 19.70 | 59.12 | 12.30 |
| Percentage (%) change – life insurance sector (J857) | **28.18** | 21.18 | 36.04 | 0.45 |
| Percentage (%) change – top 40 index (J200) | **37.53** | 44.12 | 20.11 | 9.37 |
| **31 December** | | | | |
| Price/core headline earnings ratio (diluted) | **13.12** | 12.35 | 12.24 | 11.03 |
| Dividend yield % (dividend on listed shares) | **5.13** | 5.32 | 4.77 | 6.28 |
| Dividend yield % – top 40 index (J200) | **2.06** | 2.24 | 2.49 | 3.02 |
| **Total shares issued (million)** | | | | |
| Listed on JSE | **585** | 594 | 641 | 678 |
| Ordinary shares | **578** | 587 | 632 | 668 |
| Share incentive scheme | **7** | 7 | 9 | 10 |
| Unlisted – share purchase scheme | **41** | 48 | 63 | 70 |
| **Total ordinary shares in issue** | **626** | 642 | 704 | 748 |
| Treasury shares held in subsidiary company | **(27)** | - | (41) | (41) |
| Treasury shares held on behalf of contract holders | **(13)** | (22) | | |
| Adjustment to staff share scheme shares (28) | **(47)** | (50) | (53) | (55) |
| Share incentive scheme | **(7)** | (5) | (5) | (5) |
| Share purchase scheme | **(40)** | (45) | (48) | (50) |
| **Basic number of shares in issue** | **539** | 570 | 610 | 652 |
| Adjustment to staff share scheme shares | **47** | 50 | 53 | 55 |
| Treasury shares held on behalf of contract holders | **13** | 22 | | |
| Convertible redeemable preference shares | **123** | 123 | - | - |
| **Diluted number of shares in issue** (29) | **722** | 765 | 663 | 707 |
| Market capitalisation at period-end (Rbn) (30) | **10.83** | 9.07 | 8.06 | 4.84 |
| Percentage (%) of life insurance sector | **5.45** | 6.83 | 7.04 | 5.96 |

(26) 31.12.2006 is net of 42 million shares acquired for R558 million as part of a share buy-back programme (31.12.2005: 22 million shares acquired for R242 million).

(27) Both 2006 and 2005 have been adjusted for a capital reduction of 100 cents each.

(28) These shares were issued after 1 January 2001, the date on which the group adopted AC133 (now IAS39).

(29) The diluted number of shares in issue takes into account all issued shares, assuming conversion of the convertible redeemable preference shares and the release of staff share scheme shares, and includes the treasury shares held on behalf of contract holders.

(30) The market capitalisation is calculated on the diluted number of shares in issue.



16 January 2006
REF: DM/16275

The Company Secretary
Metropolitan Holdings Limited
PO Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES: SHARE INCENTIVE SCHEME**

Your application for listing dated 12 January 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 17 January 2006 in respect of 438 600 ordinary shares of 0,0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R594,10 and will be amended to show the listed ordinary share capital as R594,54 divided into 594 542 786 ordinary shares of 0,0001 cent each.

A balance of R9 799 312 772,79 has been brought forward from your previous application dated 6 December 2005. The issue price of the shares which are the subject of this application is R2 965 005,00 which leaves a balance of R9 697 347 767,79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention :** Mr Paris Apospsosris





01 February 2006
REF: AS/16382

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Marcelle Brown
Corporate Finance

Dear Sir / Madam

**ADDITIONAL SHARES: SHARE INCENTIVE SCHEME**

Your application for listing dated 30 January 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 02 February 2006 in respect of 34 400 ordinary shares of 0.0001 cents each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R594.58 divided into 594 577 186 ordinary shares of 0.0001 cents each.

A balance of R9 697 347 767.79 has been brought forward from your previous application dated 12 January 2006. The issue price of the shares which are the subject of this application is R210 600.00 which leaves a balance of R9 697 137 167.79 to your credit for any future applications.

Yours faithfully

**A VISSER: GENERAL MANAGER**
**ISSUER SERVICES**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention: Paris Aposporis**





15 February 2006
REF: TM/16509

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES: SHARE INCENTIVE SCHEME**

Your application for listing dated 13 February 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 16 February 2006 in respect of 289 400 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R594.87 divided into 594 866 586 ordinary shares of 0.0001 cent each.

A balance of R9 697 137 167.79 has been brought forward from your previous application dated 30 January 2006. The issue price of the shares which are the subject of this application is R2 327 443.00 which leaves a balance of R9 694 809 724.79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch South Africa (Pty) Limited
**Attention : Paris Aposporis**



**JSE Limited Registration Number: 2005/022939/06**
One Exchange Square, Gwen Lane, Sandown, South Africa. Private Bag X991174, Sandton, 2146, South Africa. Telephone: +27 11 520 7000, Facsimile: +27 11 520 8584, www.jse.co.za

**Member of the World Federation of Exchanges**



23 March 2006
REF: AS/16881

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 22 March 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 24 March 2006 in respect 2 075 900 ordinary shares of 0.0001 cents each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R596.94 divided into 596 942 486 ordinary shares of 0.0001 cents each.

A balance of R9 694 809 724-79 has been brought forward from your previous application dated 13 February 2006. The issue price of the shares which are the subject of this application is R16 335 017-00 which leaves a balance of R9 678 474 707-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**



**JSE Limited Registration Number:** 2005/022939/06
One Exchange Square, Gwen Lane, Sandown, South Africa. Private Bag X991174, Sandton, 2146, South Africa. Telephone: +27 11 520 7000, Facsimile: +27 11 520 8584, www.jse.co.za

**Member of the World Federation of Exchanges**



19 April 2006
REF: AS/17167

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 18 April 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 20 April 2006 in respect of 725 600 ordinary shares of 0.0001 cents each.

Our records reflect the authorised ordinary share capital of your company as R1000-00 and will be amended to show the listed ordinary share capital as R597-67 divided into 597 668 086 ordinary shares of 0.0001 cents each.

A balance of R9 678 474 707-79 has been brought forward from your previous application dated 22 March 2006. The issue price of the shares which are the subject of this application is R5 857 895-00 which leaves a balance of R9 672 616 812-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Pat Egan**





4 May 2006
REF: tha/17284

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 3 May 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 5 May 2006 in respect of 78 200 ordinary shares of 0.0001 cents each.

Our records reflect the authorised ordinary share capital of your company as R1000-00 and will be amended to show the listed ordinary share capital as R597-74 divided into 597 746 286 ordinary shares of 0.0001 cents each.

A balance of R9 672 616 812-79 has been brought forward from your previous application dated 18 April 2006. The issue price of the shares which are the subject of this application is R625 787-00 which leaves a balance of R9 671 991 025-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Pat Egan**



**JSE Limited Registration Number: 2005/022939/06**
One Exchange Square, Gwen Lane Sandown, South Africa. Private Bag X991174, Sandton, 2146, South Africa. Telephone: +27 11 520 7000. Facsimile: +27 11 520 8584. www.jse.co.za

**Member of the World Federation of Exchanges**



07 June 2006
REF: AS/17629

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 6 June 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 8 June 2006 in respect of 204 100 ordinary shares of 0.0001 cents each.

Our records reflect the authorised ordinary share capital of your company as R1000-00 and will be amended to show the listed ordinary share capital as R597-95 divided into 597 950 386 ordinary shares of 0.0001 cents each.

A balance of R9 671 991 025-79 has been brought forward from your previous application dated 3 May 2006. The issue price of the shares which are the subject of this application is R1 718 693-00 which leaves a balance of R9 670 272 332-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**



**JSE Limited Registration Number: 2005/022939/06**
One Exchange Square, Gwen Lane, Sandown, South Africa
Private Bag X991174, Sandton, 2146, South Africa. Telephone: +27 11 520 7000, Facsimile: +27 11 520 8584, www.jse.co.za

**Member of the World Federation of Exchanges**



02 August 2006
REF: AS/18088

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 1 August 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 3 August 2006 in respect of 49 200 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1000-00 and will be amended to show the listed ordinary share capital as R582-46 divided into 582 464 986 ordinary shares of 0.0001 cent each.

A balance of R9 670 272 332-79 has been brought forward from your previous application dated 6 June 2006. The issue price of the shares which are the subject of this application is R347 196-00 which leaves a balance of R9 669 925 136-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**





19 September 2006
REF: TM/18507

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 18 September 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 20 September 2006 in respect of 1 082 800 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1000.00 and will be amended to show the listed ordinary share capital as R583.55 divided into 583 547 786 ordinary shares of 0.0001 cent each.

A balance of R9 669 925 136.79 has been brought forward from your previous application dated 01 August 2006. The issue price of the shares which are the subject of this application is R9 895 160.00 which leaves a balance of R9 660 029 976.79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**



**JSE Limited Registration Number: 2005/022939/06**
One Exchange Square, Gwen Lane, Sandown, South Africa. Private Bag X991174, Sandton, 2146, South Africa. Telephone: +27 11 520 7000, Facsimile: +27 11 520 8584, www.jse.co.za

**Member of the World Federation of Exchanges**



05 October 2006
REF: tha/18694

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE OPTION SCHEME**

Your application for listing dated 03 October 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 06 October 2006 in respect of 3 500 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1000-00 and will be amended to show the listed ordinary share capital as R583-55 divided into 583 551 286 ordinary shares of 0.0001 cent each.

A balance of R9 660 029 976-79 has been brought forward from your previous application dated 18 September 2006. The issue price of the shares which are the subject of this application is R29 440-00 which leaves a balance of R9 660 000 536-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**



**JSE Limited Registration Number:** 2005/022939/06
One Exchange Square, Gwen Lane, Sandown, South Africa. Private Bag X991174, Sandton, 2146, South Africa. Telephone +27 11 520 7000, Facsimile: +27 11 520 8584, www.jse.co.za

**Member of the World Federation of Exchanges**



18 October 2006
REF: TM/18835

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 16 October 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 19 October 2006 in respect of 54 000 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1000.00 and will be amended to show the listed ordinary share capital as R583.61 divided into 583 605 286 ordinary shares of 0.0001 cent each.

A balance of R9 660 000 536.79 has been brought forward from your previous application dated 03 October 2006. The issue price of the shares which are the subject of this application is R318 920.00 which leaves a balance of R9 659 681 616.79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**





27 October 2006
REF: JVDM/18939

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 25 October 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 30 October 2006 in respect of 98 800 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1000.00 and will be amended to show the listed ordinary share capital as R583.70 divided into 583 704 086 ordinary shares of 0.0001 cent each.

A balance of R9 659 681 616.79 has been brought forward from your previous application dated 16 October 2006. The issue price of the shares which are the subject of this application is R630 335.00 which leaves a balance of R9 659 051 281.79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**





09 November 2006
REF: AS/19066

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 07 November 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 10 November 2006 in respect of 158 000 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R583-86 divided into 583 862 086 ordinary shares of 0.0001 cent each.

A balance of R9 659 051 281-79 has been brought forward from your previous application dated 25 October 2006. The issue price of the shares which are the subject of this application is R985 184-00 which leaves a balance of R9 658 066 097-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**





15 November 2006
REF: AS/19153

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 14 November 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 16 November 2006 in respect of 12 500 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1000-00 and will be amended to show the listed ordinary share capital as R583-87 divided into 583 874 586 ordinary shares of 0.0001 cent each.

A balance of R9 658 066 097-79 has been brought forward from your previous application dated 07 November 2006. The issue price of the shares which are the subject of this application is R100 625-00 which leaves a balance of R9 657 965 472-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**



**JSE Limited Registration Number: 2005/022939/06**
One Exchange Square, Gwen Lane, Sandown, South Africa. Private Bag X991174, Sandton, 2146, South Africa. Telephone: +27 11 520 7000, Facsimile: +27 11 520 8584, www.jse.co.za

**Member of the World Federation of Exchanges**



28 November 2006
REF: TM/19290

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 24 November 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 29 November 2006 in respect of 1 460 900 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000.00 and will be amended to show the listed ordinary share capital as R585.34 divided into 585 335 486 ordinary shares of 0.0001 cent each.

A balance of R9 657 965 472.79 has been brought forward from your previous application dated 14 November 2006. The issue price of the shares which are the subject of this application is R11 910 725.00 which leaves a balance of R9 646 054 747.79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Apospori**s



06 December 2006
REF: AS/19390

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 04 December 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 07 December 2006 in respect of 82 500 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R585-42 divided into 585 417 986 ordinary shares of 0.0001 cent each.

A balance of R9 646 054 747-79 has been brought forward from your previous application dated 24 November 2006. The issue price of the shares which are the subject of this application is R681 046-00 which leaves a balance of R9 645 373 701-79 to your credit for any future applications.

Yours faithfully

**A VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch SA (Pty) Limited
**Attention : Paris Aposporis**





12 December 2006
REF: JVDM/19442

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**ADDITIONAL SHARES : SHARE INCENTIVE SCHEME**

Your application for listing dated 8 December 2006 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 12 December 2006 in respect of 26 000 ordinary shares of 0.0001 cent each.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R585-44 divided into 585 443 986 ordinary shares of 0.0001 cent each.

A balance of R9 645 373 701-79 has been brought forward from your previous application dated 4 December 2006. The issue price of the shares which are the subject of this application is R177 294-00 which leaves a balance of R9 645 196 407-79 to your credit for any future applications.

Yours faithfully

A VISSER : GENERAL MANAGER
CORPORATE FINANCE

CC. Merrill Lynch SA (Pty) Limited
Attention : Paris Aposporis



JSE Limited Registration Number: 2005/022939/06
One Exchange Square, Gwen Lane, Sandown, South Africa, Private Bag X991174, Sandton, 2146, South Africa. Telephone: +27 11 520 7000, Facsimile: +27 11 520 8584, www.jse.co.za

Member of the World Federation of Exchanges



20 July 2006
REF: JVDM/17810

The Company Secretary
Metropolitan Holdings Limited
P O Box 2212
BELLVILLE
7535

Dear Sir / Madam

**SHARE BUY-BACK : PARTIAL WITHDRAWAL OF LISTING**

We acknowledge receipt of your letter dated 18 July 2006 and in reply wish to advise that the listing of 15 534 600 ordinary shares of 0,0001 cent each, will be withdrawn from the commencement of business on Monday, 31 July 2006, in terms of the company's share buy-back.

Our records reflect the authorised ordinary share capital of your company as R1 000-00 and will be amended to show the listed ordinary share capital as R582-42 divided into 582 415 786 ordinary shares of 0,0001 cent each.

Yours faithfully

**A. VISSER : GENERAL MANAGER**
**CORPORATE FINANCE**

cc. Merrill Lynch (Pty) Limited
**Attention : Gail Bruce**



REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 34

# Lodgment of financial statements / Interim reports

[Sections 302 (4)(a), 302 (4)(b), 306, 329 (2), (3), (5)]

(To be lodged when company sends notice to members)

Registration No. of company

2000/031756/06

Name of holding company METROPOLITAN HOLDINGS LTD

| Names of subsidiaries (if any) | | Registration Nos. | |
|---|---|---|---|
| Names of subsidiaries (if any) | METROPOLITAN LIFE LTD | Registration Nos. | 1949/032491/06 |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |
| Names of subsidiaries (if any) | | Registration Nos. | |

The following documents are lodged herewith: *

~~†Annual financial statements /~~ †group annual financial statements [in terms of section 302 (4)(a) ~~/ †329 (3) / †329 (5)~~ of the Act] for the financial year ended 31 DECEMBER 20 05

~~†Annual financial statements in terms of section 302 (4)(b) of the Act for the financial year ended 20~~

~~†Interim report in terms of section 306 / †329 (2) of the Act for the half year ended 20~~

~~†Provisional annual financial statements in terms of section 306 of the Act for the financial year ended 20~~

*Rubber stamp of company, if any, or of secretaries.*

* N.B. - Complete if annual financial statements in respect of subsidiaries are lodged.

†Delete whichever is not applicable.

(To be completed by company.)

Lodgment of / ~~†annual financial statements~~ / †group annual financial statements ~~and †annual financial statements of subsidiaries / †provisional annual financial statements / †interim report~~ for financial year / ~~†half year~~ ended 31 DECEMBER 20 05

Name of company METROPOLITAN HOLDINGS LTD
(M van Dyk PdC 6/2)

Postal address P O BOX 2212
BELLVILLE
7535

| Received |
|---|
| Registrar of Companies |
| Date stamp of Companies Registration Office |

Not valid unless stamped by Registrar of Companies.

CM29


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 08/06/2006

Our Reference: 41929837

BONGIWE GOBODO MBOMVU
E-mail: MVDYK@METROPOLITAN.CO.ZA
P O BOX 2212
BELLVILLE
7535

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated **08/06/2006**.

The CM29 was accepted and placed on file.

The following change was effected:
Surname=SPECKMANN
Full ForeNames=PRESTON EUGENE
Id No=5612145139082
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=DOYLE
Full ForeNames=PETER RAYMOND
Id No=5507195092001
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SITHOLE
Full ForeNames=ABEL MOFFAT
Id No=6212256059085
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=ESTERHUYSE
Full ForeNames=WILLEM PETRUS
Id No=3608195069007
Status :RESIGNEDNature of Change=RETIRED

The following change was effected:
Surname=MULLER
Full ForeNames=SYDNEY ALAN
Id No=4810175112000
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NEWBURY
Full ForeNames=JOHN ERNEST
Id No=4206215008086
Status :ACTIVENature of Change=NO CHANGE



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

The following change was effected:
Surname=SMITH
Full ForeNames=MARTHINUS LUTHER
Id No=4007225076083
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SONN
Full ForeNames=FRANKLIN ABRAHAM
Id No=3910115086081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=VAN REENEN
Full ForeNames=JOHANNES CORNELIUS
Id No=5503015050089
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=LAMPRECHT
Full ForeNames=PETER CHRISTIAANSEN
Id No=4209215114086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MOLOBI
Full ForeNames=ERIC
Id No=4506055492088
Status :DECEASEDNature of Change=DECEASED

The following change was effected:
Surname=NJEKE
Full ForeNames=MFUNDISO JOHNSON NTABANKULU
Id No=5811145894080
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SANGQU
Full ForeNames=ANDILE HESPERUS
Id No=6610025961087
Status :RESIGNEDNature of Change=RESIGNED

The following change was effected:
Surname=JAKOET
Full ForeNames=FATIMA
Id No=6007110004081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MABASO
Full ForeNames=SINDISIWE NTOMBENHLE
Id No=6908140289081
Status :RESIGNEDNature of Change=RESIGNED

The following change was effected:
Surname=NDAMASE
Full ForeNames=BULELWA
Id No=7103300594087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=PEAD
Full ForeNames=DEREK HOWARD
Id No=5008255109082
Status :ACTIVENature of Change=NO CHANGE

Yours truly

**Registrar of Companies**

**Please Note:**



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group


SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM29

# Certificate issued by the Registrar of Companies & Close Corporations on Thursday, June 08, 2006 11:55
## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

| | |
|---|---|
| Registration Number | **2000 / 031756 / 06** |
| Enterprise Name | **METROPOLITAN HOLDINGS** |
| Enterprise Shortened Name | **None provided.** |
| Enterprise Translated Name | **None provided.** |
| Registration Date | **21/12/2000** |
| Business Start Date | **21/12/2000** |
| Enterprise Type | **Public Company** |
| Enterprise Status | **In Business** |
| Financial Year End | **December** |
| Tax Number | **9752050147** |
| Main Business/Main Object | |
| Postal Address | **P O BOX 2212<br>BELLVILLE<br>7535** |
| Address of Registered Office | **PARC DU CAP MISPEL RAOD<br>BELLVILL<br>7530** |

## Auditors

| | |
|---|---|
| Name | **PRICEWATERHOUSECOOPERS** |
| Postal Address | **P O BOX 2799<br>CAPE TOWN<br>8000** |

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appointment date | Addresses |
|---|---|---|---|---|
| PEAD, DEREK HOWARD | 5008255109082 | Director | 13/09/2005 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 501 VUE DE LA RIVE, CHURCHILL CLOSE, TYGERFALLS, BELLVILLE, 7530 |
| NDAMASE, BULELWA | 7103300594087 | Director | 11/03/2005 | Postal: P O BOX 181061, DALBRIDGE, 4014<br>Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051 |
| JAKOET, FATIMA | 6007110004081 | Director | 11/03/2005 | Postal: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764<br>Residential: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE.
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM29

# Certificate issued by the Registrar of Companies & Close Corporations on Thursday, June 08, 2006 11:55

## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number 2000 / 031756 / 06

Enterprise Name METROPOLITAN HOLDINGS

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appointment date | Addresses |
|---|---|---|---|---|
| NJEKE, MFUNDISO JOHNSON NTABANKULU | 5811145894080 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116 Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196 |
| GOBODO-MBOMVU, BONGIWE | 6702260469080 | Company Secretary (Natural Person) | 01/02/2002 | Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500 |
| LAMPRECHT, PETER CHRISTIAANSEN | 4209215114086 | Director | 01/05/2002 | Postal: PO BOX 3015, KNYSNA, 6570 Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570 |
| VAN REENEN, JOHANNES CORNELIUS | 5503015050089 | Director | 01/12/2001 | Postal: PO BOX 6711, WELGEMOED, 7538 Residential: 4 DAHLIA ROAD, WELGEDACHT, 7538 |
| SONN, FRANKLIN ABRAHAM | 3910115086081 | Director | 21/09/2001 | Postal: PO BOX 2087, BELLVILLE, 7535 Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530 |
| SMITH, MARTHINUS LUTHER | 4007225076083 | Director | 01/09/2001 | Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 |
| NEWBURY, JOHN ERNEST | 4206215008086 | Director | 21/09/2001 | Postal: PO BOX 911, ILLOVO, 2116 Residential: 50A THIRD AVENUE, ILLOVO, 2196 |
| MULLER, SYDNEY ALAN | 4810175112000 | Director | 21/09/2001 | Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 |
| SITHOLE, ABEL MOFFAT | 6212256059085 | Director | 21/09/2001 | Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 12 MELKHOUT CRESCENT, PLATTEKLOOF, PAROW, 7500 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM29

# Certificate issued by the Registrar of Companies & Close Corporations on Thursday, June 08, 2006 11:55

## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number 2000 / 031756 / 06

Enterprise Name METROPOLITAN HOLDINGS

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| DOYLE, PETER RAYMOND | 5507195092001 | Director | 21/09/2001 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 9 CROFT ROAD, CONSTANTIA, CAPE, 7800 |
| SPECKMANN, PRESTON EUGENE | 5612145139082 | Director | 30/07/2001 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530 |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

# CM29


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Date: 06/11/2006

Our Reference: 42596810

BONGIWE GOBODO MBOMVU
E-mail: MVDYK@METROPOLITAN.CO.ZA
P O BOX 2212
BELLVILLE
7535

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM29 (Contents of register of directors, auditors and officers) from you dated 06/11/2006

The CM29 was accepted and placed on file.

The following change was effected:
Surname=SPECKMANN
Full ForeNames=PRESTON EUGENE
Id No=5612145139082
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=DOYLE
Full ForeNames=PETER RAYMOND
Id No=5507195092001
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SITHOLE
Full ForeNames=ABEL MOFFAT
Id No=6212256059085
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MULLER
Full ForeNames=SYDNEY ALAN
Id No=4810175112000
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NEWBURY
Full ForeNames=JOHN ERNEST
Id No=4206215008086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=SMITH
Full ForeNames=MARTHINUS LUTHER
Id No=4007225076083
Status :ACTIVENature of Change=NO CHANGE




CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

The following change was effected:
Surname=SONN
Full ForeNames=FRANKLIN ABRAHAM
Id No=3910115086081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=VAN REENEN
Full ForeNames=JOHANNES CORNELIUS
Id No=5503015050089
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=LAMPRECHT
Full ForeNames=PETER CHRISTIAANSEN
Id No=4209215114086
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NJEKE
Full ForeNames=MFUNDISO JOHNSON NTABANKULU
Id No=5811145894080
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=JAKOET
Full ForeNames=FATIMA
Id No=6007110004081
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=NDAMASE
Full ForeNames=BULELWA
Id No=7103300594087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=PEAD
Full ForeNames=DEREK HOWARD
Id No=5008255109082
Status :ACTIVENature of Change=RESIGNATION 2001-01-01

The following change was effected:
Surname=SANGQU
Full ForeNames=ANDILE HESPERUS
Id No=6610025961087
Status :ACTIVENature of Change=NO CHANGE

The following change was effected:
Surname=MATLAKALA
Full ForeNames=PHILLIP
Id No=5406305693081
Status :ACTIVENature of Change=APPOINTMENT 2001-01-01

Yours truly

**Registrar of Companies**

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM29

# Certificate issued by the Registrar of Companies & Close Corporations on Monday, November 06, 2006 11:19
## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

| | |
|---|---|
| Registration Number | **2000 / 031756 / 06** |
| Enterprise Name | **METROPOLITAN HOLDINGS** |
| Enterprise Shortened Name | **None provided.** |
| Enterprise Translated Name | **None provided.** |
| Registration Date | **21/12/2000** |
| Business Start Date | **21/12/2000** |
| Enterprise Type | **Public Company** |
| Enterprise Status | **In Business** |
| Financial Year End | **December** |
| Tax Number | **9752050147** |
| Main Business/Main Object | |
| Postal Address | **P O BOX 2212<br>BELLVILLE<br>7535** |
| Address of Registered Office | **PARC DU CAP MISPEL RAOD<br>BELLVILL<br>7530** |

### Auditors

| | |
|---|---|
| Name | **PRICEWATERHOUSECOOPERS** |
| Postal Address | **P O BOX 2799<br>CAPE TOWN<br>8000** |

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| MATLAKALA, PHILLIP | 5406305693081 | Director | 01/01/2007 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 23 DALMORE ROAD, TOKAI, 7945 |
| MATLAKALA, PHILLIP | 5406305693081 | Director | 01/01/2007 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 23 DALMORE ROAD, TOKAI, 7945 |
| SANGQU, ANDILE HESPERUS | 6610025961087 | Director | 03/07/2006 | Postal: P O BOX 55276, NORTHLANDS, 2166<br>Residential: 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070 |


SOUTH AFRICA

# Certificate issued by the Registrar of Companies & Close Corporations on Monday, November 06, 2006 11:19


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

## Certificate of Confirmation

Registration number 2000 / 031756 / 06

Enterprise Name METROPOLITAN HOLDINGS

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| PEAD, DEREK HOWARD | 5008255109082 | Director | 13/09/2005 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 501 VUE DE LA RIVE, CHURCHILL CLOSE, TYGERFALLS, BELLVILLE, 7530 |
| NDAMASE, BULELWA | 7103300594087 | Director | 11/03/2005 | Postal: P O BOX 181061, DALBRIDGE, 4014 Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051 |
| JAKOET, FATIMA | 6007110004081 | Director | 11/03/2005 | Postal: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 Residential: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 |
| NJEKE, MFUNDISO JOHNSON NTABANKULU | 5811145894080 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116 Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196 |
| GOBODO-MBOMVU, BONGIWE | 6702260469080 | Company Secretary (Natural Person) | 01/02/2002 | Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500 |
| LAMPRECHT, PETER CHRISTIAANSEN | 4209215114086 | Director | 01/05/2002 | Postal: PO BOX 3015, KNYSNA, 6570 Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570 |
| VAN REENEN, JOHANNES CORNELIUS | 5503015050089 | Director | 01/12/2001 | Postal: PO BOX 6711, WELGEMOED, 7538 Residential: 4 DAHLIA ROAD, WELGEDACHT, 7538 |
| SONN, FRANKLIN ABRAHAM | 3910115086081 | Director | 21/09/2001 | Postal: PO BOX 2087, BELLVILLE, 7535 Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530 |
| SMITH, MARTHINUS LUTHER | 4007225076083 | Director | 01/09/2001 | Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

# Certificate issued by the Registrar of Companies & Close Corporations on Monday, November 06, 2006 11:19

## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Registration number **2000 / 031756 / 06**

Enterprise Name **METROPOLITAN HOLDINGS**

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appointment date | Addresses |
|---|---|---|---|---|
| NEWBURY, JOHN ERNEST | 4206215008086 | Director | 21/09/2001 | Postal: PO BOX 911, ILLOVO, 2116<br>Residential: 50A THIRD AVENUE, ILLOVO, 2196 |
| MULLER, SYDNEY ALAN | 4810175112000 | Director | 21/09/2001 | Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945<br>Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 |
| SITHOLE, ABEL MOFFAT | 6212256059085 | Director | 21/09/2001 | Postal: PO BOX 2212, BELLVILLE, 7535<br>Residential: 12 MELKHOUT CRESCENT, PLATTEKLOOF, PAROW, 7500 |
| DOYLE, PETER RAYMOND | 5507195092001 | Director | 21/09/2001 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 9 CROFT ROAD, CONSTANTIA, CAPE, 7800 |
| SPECKMANN, PRESTON EUGENE | 5612145139082 | Director | 30/07/2001 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530 |


SEAL OF THE REGISTRAR OF COMPANIES & CLOSE CORPORATIONS
SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

REPUBLIC OF SOUTH AFRICA COMPANIES ACT, 1973
REPUBLIEK VAN SUID- AFRIKA MAATSKAPPY, 1973

CM 27
CM 27

# Consent to act as Director or Officer and other Directorships

# Toestemming om as Direkteur of Beampte op te tree en ander Direkteurskappe

SECTIONS 211, 218 AND 327 - ARTIKELS 211, 218 EN 327

Name of company:
Naam van maatskappy **METROPOLITAN HOLDINGS LTD** **2000/031756/06**

## A. Consent/Toestemming

I hereby consent to my appointment as director/officer* of the above-named company.
I certify that I am not disqualified in terms of sections 218 or 219 of the Companies Act, 1973 from being a director/officer*.

Ek stem hierby toe tot my aanstelling as direkteur/beampte* van bogenoemde maatskappy.
Ek sertifiseer dat ek nie ingevolge artikels 218 en 219 van die Maatskappy, 1973 gediskwalifiseer is om as direkteur/beampte* aangestel te word nie

Signed:
Onderteken: 

Date:
Datum: 1006-10-26

(To be signed by: Director or officer personally; or the authorised agent on behalf of a director of an external company not resident in South Africa; or the authorised agent of a corporate body.)
* Delete where not applicable/Skrap waar nie van toepassing nie.

(Moet onderteken word deur: Direkteur of beampte persoonlik of die gemagtigde agent namens 'n direkteur van 'n buitelandse maatskappy wat nie in die Republiek woonagtig is nie: of die gemagtigde agent namens 'n regspersoon.)

## B. Consent of husband in terms of Section 218(1)(b)/Toestemming van eggenoot ingevolge Artikel 218(1)(b)

I, ______________________ married to the above-named signatory who is subject to
(full name of husband)
my marital powers, hereby consent to her appointment as director of the above-named company.

Ek, ______________________ getroud met die bogenoemde ondertekenaar wat onder
(volle naam van eggenoot)
maritale mag is, stem hierby toe tot haar aanstelling as direkteur van bogenoemde maatskappy.

Signed:
Onderteken: ______________________

Date:
Datum: ______________________

## C. Personal particulars/Persoonlike besonderhede

| | | |
|---|---|---|
| 1. | Surname/Van | MATLAKALA |
| 2. | Full forenames/Volle voorname | PHILLIP |
| 3. | Former surname and forenames/vorige van en voorname | N/A |
| 4. | Identity number or, if not available, date of birth/ Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum | Year/Jaar, Month/Maand, Day/Dag: 5406305693081 |
| 5. | Date of appointment/Datum van aanstelling | 2007-01-01 |
| 6. | Residential address/Woonadres | 23 Dalmore Rd Tokai 7945 |
| 7. | Business address/Besigheidsadres | PARC DU CAP, MISPEL ROAD, BELLVILLE, 7530 |
| 8. | Postal address/Posadres | P O BOX 2212, BELLVILLE, 7535 |
| 9. | Nationality/Nasionaliteit (If not South African/Indien nie Suid-Afrikaans nie) | S A |
| 10. | Occupation/Beroep | CHIEF EXECUTIVE OFFICER |
| 11. | Resident in Republic/In Suid-Afrika woonagtig Yes or No/Ja of Nee | YES |
| 12. | Address of registered office, and registration number, if officer is a corporate body/ Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is. | N/A |

## D. Other Directorships/Ander Direkteurskappe

Attach list hereto/Heg lys hierby aan

REPUBLIC OF SOUTH AFRICA COMPANIES ACT, 1973 — CM 27

REPUBLIEK VAN SUID- AFRIKA MAATSKAPPY, 1973 — CM 27

## Consent to act as Director or Officer and other Directorships

## Toestemming om as Direkteur of Beampte op te tree en ander Direkteurskappe

SECTIONS 211, 218 AND 327 - ARTIKELS 211, 218 EN 327

Name of company:
Naam van maatskappy **METROPOLITAN HOLDINGS LTD** **2000/031756/06**

### A. Consent/Toestemming

I hereby consent to my appointment as director/officer* of the above-named company.
I certify that I am not disqualified in terms of sections 218 or 219 of the Companies Act, 1973 from being a director/officer*.

Ek stem hierby toe tot my aanstelling as direkteur/beampte* van bogenoemde maatskappy.
Ek sertifiseer dat ek nie ingevolge artikels 218 en 219 van die Maatskappy, 1973 gediskwalifiseer is om as direkteur/beampte* aangestel te word nie



Signed:
Onderteken: ______________________ Date:
Datum: 2006-07-03

(To be signed by: Director or officer personally; or the authorised agent on behalf of a director of an external company not resident in South Africa; or the authorised agent of a corporate body.)
* Delete where not applicable/Skrap waar nie van toepassing nie.

(Moet onderteken word deur: Direkteur of beampte persoonlik of die gemagtigde agent namens 'n direkteur van 'n buitelandse maatskappy wat nie in die Republiek woonagtig is nie: of die gemagtigde agent namens 'n regspersoon.)

### B. Consent of husband in terms of Section 218(1)(b)/Toestemming van eggenoot ingevolge Artikel 218(1)(b)

I, ______________________ married to the above-named signatory who is subject to
(full name of husband)
my marital powers, hereby consent to her appointment as director of the above-named company.

Ek, ______________________ getroud met die bogenoemde ondertekenaar wat onder
(volle naam van eggenoot)
maritale mag is, stem hierby toe tot haar aanstelling as direkteur van bogenoemde maatskappy.

Signed:
Onderteken: ______________________ Date:
Datum: ______________________

### C. Personal particulars/Persoonlike besonderhede

| | |
|---|---|
| 1. Surname/Van | SANGQU |
| 2. Full forenames/Volle voorname | ANDILE HESPERUS |
| 3. Former surname and forenames/vorige van en voorname | N/A |
| 4. Identity number or, if not available, date of birth/ Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum | Year/Jaar: 66 Month/Maand: 10 Day/Dag: 02 — 6 6 1 0 0 2 5 9 6 1 0 8 7 |
| 5. Date of appointment/Datum van aanstelling | 2006-07-03 |
| 6. Residential address/Woonadres | 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070 |
| 7. Business address/Besigheidsadres | KAGISO HOUSE, 16 FRICKER RD, ILLOVO, 2196 |
| 8. Postal address/Posadres | P O BOX 55276, NORTHLANDS, 2116 |
| 9. Nationality/Nasionaliteit (If not South African/Indien nie Suid-Afrikaans nie) | S A |
| 10. Occupation/Beroep | COMPANY DIRECTOR |
| 11. Resident in Republic/In Suid-Afrika woonagtig Yes or No/Ja of Nee | YES |
| 12. Address of registered office, and registration number, if officer is a corporate body/ Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is. | N/A |

### D. Other Directorships/Ander Direkteurskappe

Attach list hereto/Heg lys hierby aan

# Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, August 16, 2006 11:42
# Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

| | |
|---|---|
| Registration number | 2000 / 031756 / 06 |
| Enterprise Name | METROPOLITAN HOLDINGS |
| Enterprise Shortened Name | None provided. |
| Enterprise Translated Name | None provided. |
| Registration Date | 21/12/2000 |
| Business Start Date | 21/12/2000 |
| Enterprise Type | Public Company |
| Enterprise Status | In Business |
| Financial year end | December |
| Main Business/Main Object | |
| Postal address | P O BOX 2212<br>BELLVILLE<br>7535 |
| Address of registered office | PARC DU CAP MISPEL RAOD<br>BELLVILL<br>7530 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM14A

# Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, August 16, 2006 11:42
# Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

| | |
|---|---|
| Registration number | **2000 / 031756 / 06** |
| Enterprise Name | **METROPOLITAN HOLDINGS** |

## Auditors

| | |
|---|---|
| Name | **PRICEWATERHOUSECOOPERS** |
| Postal Address | **P O BOX 2799**<br>**CAPE TOWN**<br>**8000** |

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| SANGQU, ANDILE HESPERUS | 6610025961087 | Director | 03/07/2006 | Postal: P O BOX 55276, NORTHLANDS, 2166 Residential: 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070 |
| PEAD, DEREK HOWARD | 5008255109082 | Director | 13/09/2005 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 501 VUE DE LA RIVE, CHURCHILL CLOSE, TYGERFALLS, BELLVILLE, 7530 |
| NDAMASE, BULELWA | 7103300594087 | Director | 11/03/2005 | Postal: P O BOX 181061, DALBRIDGE, 4014 Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051 |
| JAKOET, FATIMA | 6007110004081 | Director | 11/03/2005 | Postal: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 Residential: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 |
| NJEKE, MFUNDISO JOHNSON NTABANKULU | 5811145894080 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116 Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196 |
| GOBODO-MBOMVU, BONGIWE | 6702260469080 | Company Secretary (Natural Person) | 01/02/2002 | Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500 |
| LAMPRECHT, PETER CHRISTIAANSEN | 4209215114086 | Director | 01/05/2002 | Postal: PO BOX 3015, KNYSNA, 6570 Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570 |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

## Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, August 16, 2006 11:42

## Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appointment date | Addresses |
|---|---|---|---|---|
| VAN REENEN, JOHANNES CORNELIUS | 5503015050089 | Director | 01/12/2001 | Postal: PO BOX 6711, WELGEMOED, 7538 Residential: 4 DAHLIA ROAD, WELGEDACHT, 7538 |
| SONN, FRANKLIN ABRAHAM | 3910115086081 | Director | 21/09/2001 | Postal: PO BOX 2087, BELLVILLE, 7535 Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530 |
| SMITH, MARTHINUS LUTHER | 4007225076083 | Director | 01/09/2001 | Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 |
| NEWBURY, JOHN ERNEST | 4206215008086 | Director | 21/09/2001 | Postal: PO BOX 911, ILLOVO, 2116 Residential: 50A THIRD AVENUE, ILLOVO, 2196 |
| MULLER, SYDNEY ALAN | 4810175112000 | Director | 21/09/2001 | Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 |
| SITHOLE, ABEL MOFFAT | 6212256059085 | Director | 21/09/2001 | Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 12 MELKHOUT CRESCENT, PLATTEKLOOF, PAROW, 7500 |
| DOYLE, PETER RAYMOND | 5507195092001 | Director | 21/09/2001 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 9 CROFT ROAD, CONSTANTIA, CAPE, 7800 |
| SPECKMANN, PRESTON EUGENE | 5612145139082 | Director | 30/07/2001 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530 |



**CM14A**


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 16/08/2006

Our Reference: 16194139
Box: **80943**
Sequence: **5**

SEKRETARI
Basket: SEKR01

**RE: Amendment to Company Information**
**Company Number: 2000/031756/06**
**Company Name: METROPOLITAN HOLDINGS**

We have received a CM14A (Return of acquisitions by a Company of shares issued by it/ payments to shareholders) from you dated **31/07/2006**.

The CM14A was accepted and placed on file.

Yours truly
**Registrar of Companies**
PVD

**Please Note:**

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

REPUBLIEK VAN SUID-AFRIKA - REPUBLIC OF SOUTH AFRICA
MAATSKAPPYWET - COMPANIES ACT, 1973

Vorm CM14A
Form

# OPGAWE VAN VERKRYGING DEUR 'N MAATSKAPPY VAN AANDELE DEUR HOM UITGEREIK/BETALINGS AAN AANDEELHOUERS
# RETURN OF ACQUISITIONS BY A COMPANY OF SHARES ISSUED BY IT/PAYMENTS TO SHAREHOLDERS

(Artikels/Sections 85, 87, 90)

Registrasienommer van Maatskappy
Registration Number of Company
**2000/031756/06**


REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES
11 AUG 2006
REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

Naam van Maatskappy
Name of Company Metropolitan Holdings Limited

Acquisition/payment date:
Verkrygings/betalingsdatum 31/07/06

1. Gemagtigde kapitaal van maatskappy-Authorised capital of company:

| PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Gemagtigde kapitaal<br>Authorised capital<br>R |
| | | | |
| 1 000 000 000 | Ordinary | 0.000001 | 1 000.000000 |
| 75 842 650 | A1 preference | 0.000001 | 75.842650 |
| 12 700 000 | A2 preference | 0.000001 | 12.700000 |
| 40 000 000 | A3 preference | 0.000001 | 40.000000 |
| | | | |
| | | | |
| Totaal / Total: 1 128 542 650 | | Totaal / Total | 1 128.542650 |

| NO PAR VALUE | |
|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares |
| | |
| | |
| | |
| Totaal / Total: | |

---

Moet deur die Maatskappy ingevul word - To be completed by the Company

Erkenning van ontvangs van opgawe van verkryging van aandele deur hom uitgereik/betalings aan aandeelhouers, gedateer
Acknowledgement of receipt of return of acquisitions by a company of shares issued by it/payments to shareholders, dated

Naam van Maatskappy
Name of Company Metropolitan Holdings Limited

Posadres
Postal address
Parc du cap 7, Mispel Road
Bellville
7535

| |
|---|
| *Datum van ontvangs deur Registrateur van Maatskappye*<br><br>*Date of receipt by Registrar of Companies* |
| *Datumstempel van Registrasie-kantoor vir Maatskappye*<br><br>*Date stamp of Companies Registration Office* |
| *Registrateur van Maatskappye*<br><br>*Registrar of Companies* |

2. Uitgereikte kapitaal van maatskappy soos op die opgawe van toewysings gedateer 15/12/2005 aangetoon
Issued capital of company as shown on the return of allotments dated

| PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Bedrag van uitgereikte opbetaalende kapitaal<br>Amount of issued paid-up capital<br>R |
| 641 713 286 | Ordinary | 0.000001 | 641.713286 |
| 75 842 650 | A1 preference | 0.000001 | 75.842650 |
| 12 700 000 | A2 preference | 0.000001 | 12.700000 |
| 34 381 139 | A3 preference | 0.000001 | 34.381139 |
| | | | |
| | | | |
| | | | |
| Totaal / Total 764 637 075 | | Totaal / Total | 764.637075 |

| NO PAR VALUE | | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Uitreikings prys per aandeel<br>Issue price per share<br>R | Verklaarde kapitaal<br>Stated Capital<br>R |
| | | | |
| | | | |
| | | | |
| Totaal / Total | | Totaal / Total | |

Opsomming van totale uitgereikte kapitaal soos op die opgawe van toewysings aangetoon:
Summary of total issued capital as shown on the return of allotments:

Bedrag van uitgereikte opbetaalde kapitaal - Amount of issued paid-up capital . . . . . . . . . . . . . . R 764.637075

Verklaarde kapitaal - Stated Capital . . . . . . . . . . . . . . . . . . . . . . . . . . . R

Premierekening - Premium account . . . . . . . . . . . . . . . . . . . . . . . . . . . . R 1 811 836 188.634430

Totale uitgereikte kapitaal - Total issued capital . . . . . . . . . . . . . . . . . . . . . . . . R 1 811 836 953.271505

3. Besonderhede van betalings wat nie in Deel 4 aangetoon is nie.
Particulars of payments not indicated in Part 4.

Costs incurred to create preference share dividends - R8 053 826.350000

Capital reduction, paid on 10 April 2006 - R764 636 575.000000

Correction - R18.000000

Buy -back - R199 945 034.435400

4. Besonderhede van verkryging van eie aandele deur die maatskappy uitgereik/betalings aan aandeelhouers.

Particulars of acquisition of own shares issued by the the company/payments to shareholders.

| | | PAR VALUE | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Bedrag van uitgereikte opbetaalde kapitaal<br>Amount of issued paid-up capital<br>R |
| 15 534 600 | Ordinary | 0.000001 | 15.534600 |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal<br>Total 15 534 600 | | Totaal<br>Total | 15.534600 |

| | NO PAR VALUE | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Uitreikings prys per aandeel<br>Issue price per share<br>R | Verklaarde kapitaal<br>Stated capital<br>R |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal<br>Total | | Totaal<br>Total | |

5. Uitgereikte kapitaal van maatskappy op datum van hierdie opgawe:/Issued capital of company at date of this return:

| | | PAR VALUE | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Nominale bedrag van elke aandeel<br>Nominal amount of each share<br>R | Bedrag van uitgereikte opbetaalde kapitaal<br>Amount of issued paid-up capital<br>R |
| 626 178 686 | Ordinary | 0.000001 | **626.178686** |
| 122 923 789 | Preference | 0.000001 | **122.923789** |
| | | | |
| | | | |
| | | | |
| | | | |
| Totaal<br>Total 749 102 475 | | Totaal<br>Total | **749.102475** |

| | NO PAR VALUE | | |
|---|---|---|---|
| Getal aandele<br>Number of shares | Klas van aandele<br>Class of shares | Uitreikings prys per aandeel<br>Issue price per share<br>R | Verklaarde kapitaal<br>Stated capital<br>R |
| | | | |
| | | | |
| | | | |
| Totaal<br>Total | | Totaal<br>Total | |

Opsomming van totale uitgereikte kapitaal op datum van hierdie opgawe:

Summary of issued capital as at the date of this return:

| | | |
|---|---|---|
| Bedrag van uitgereikte opbetaalde kapitaal-Amount of issued paid-up capital ........ | R | 749.102475 |
| Verklaarde kapitaal - Stated Capital .......................... | R | |
| Premierekening - Premium account .......................... | R | 839 200 770.849030 |
| Totale uitgereikte kapitaal - Total issued capital ..................... | R | 839 201 519.951505 |

Korrek gesertifiseer
Certified correct

Datum
Date 31 July 2006

Handtekening
Signature



*Rubberstempel van maatskappy, as daar is, of van sekretarisse.*
*Rubber stamp of company, if any, or of secretaries.*

*Direkteur/Bestuurder/Sekretaris - Director/Manager/Secretary*

METROPOLITAN
HOLDINGS LIMITED 

31 July 2006

The Registrar of Companies
P O Box 429
Pretoria
0001

Dear Sir

**ACQUISITION OF SHARES**

I the undersigned director of Metropolitan Holdings Limited, hereby declare in terms of Sec 85(5) and 90(2):

(a) The company is not, or would not, after the payment, be unable to pay its debts as they become due in the ordinary course of business; and
(b) The consolidated assets of the company fairly valued will not, after the payment, be less than the consolidated liabilities of the company.

SIGNED AT BELVILLE THIS 31ST DAY OF JULY 2006

**PRESTON SPECKMANN**
**GROUP FINANCE DIRECTOR**

**CERTIFIED A TRUE EXTRACT FROM THE MINUTES OF THE ANNUAL GENERAL MEETING OF METROPOLITAN HOLDINGS LTD HELD ON 30 MAY 2006**

---

**"SPECIAL RESOLUTION NUMBER 1**

The following special resolution was proposed by the chairman, seconded by Mr Van Zyl and thereupon unanimously adopted.

'That the board of directors of the company and of any subsidiary of the company be and are hereby authorised by way of a general approval to repurchase shares issued by the company, subject always to the provisions of the Companies Act 61 of 1973, as amended ("the Companies Act") and the listings requirements of the JSE Securities Exchange South Africa ("the listings requirements") and any other stock exchange upon which the shares of the company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, and subject further to the following conditions:

- this general approval shall be valid only until the company's next annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution, during which time this general approval may be varied or revoked by special resolution passed at a general meeting of the company;

- the general repurchase by the company of its own shares shall not, in aggregate in any one financial year, exceed a maximum of 20% of the company's issued share capital of that class at the time this general approval is granted;

- in the case of an acquisition by a subsidiary of the company of shares in the company under this general approval, such acquisition shall be limited to a maximum of 10% in aggregate of the company's issued share capital at the time of such acquisition;

- any acquisition under this general approval shall not be made at a price more than 10% above the volume weighted average traded price of the company's ordinary shares concerned for the five business days immediately preceding the date of the acquisition;

- any acquisition in terms hereof may only be effected through the order book operated by the JSE trading system and may only be done without any prior understanding or arrangement between the company and the counter party;

- at any time, the company shall only appoint one agent to effect any acquisitions on the company's behalf in terms of this general approval;
- any such acquisitions of the company's shares shall be announced when an aggregate of 3% of the initial number of shares has been purchased and for each 3% in aggregate of the initial number of shares acquired thereafter;
- the company may only undertake an acquisition if, after such acquisition, it still complies with the share- holder spread requirements contained in the listings requirements;
- the company or its subsidiaries may not acquire the company's shares during a prohibited period.'"



**B GOBODO-MBOMVU**
**GROUP COMPANY SECRETARY**

2006-06-15

**CERTIFIED A TRUE EXTRACT FROM THE MINUTES OF THE ANNUAL GENERAL MEETING OF METROPOLITAN HOLDINGS LTD HELD ON 18 MAY 2005**

---

**"SPECIAL RESOLUTION NUMBER 1**

The following special resolution was proposed by the chairman, seconded by Mr Sithole and thereupon unanimously adopted.

'That the board of directors of the company and of any subsidiary of the company be and are hereby authorised by way of a general approval to repurchase shares issued by the company, subject always to the provisions of the Companies Act 61 of 1973, as amended ("the Companies Act") and the listings requirements of the JSE Securities Exchange South Africa ("the listings requirements") and any other stock exchange upon which the shares of the company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, and subject further to the following conditions:

- this general approval shall be valid only until the company's next annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution, during which time this general approval may be varied or revoked by special resolution passed at a general meeting of the company;
- the general repurchase by the company of its own shares shall not, in aggregate in any one financial year, exceed a maximum of 20% of the company's issued share capital of that class at the time this general approval is granted;
- in the case of an acquisition by a subsidiary of the company of shares in the company under this general approval, such acquisition shall be limited to a maximum of 10% in aggregate of the company's issued share capital at the time of such acquisition;
- any acquisition under this general approval shall not be made at a price more than 10% above the volume weighted average traded price of the company's ordinary shares concerned for the five business days immediately preceding the date of the acquisition;
- any acquisition in terms hereof may only be effected through the order book operated by the JSE trading system and may only be done without any prior understanding or arrangement between the company and the counter party;

- at any time, the company shall only appoint one agent to effect any acquisitions on the company's behalf in terms of this general approval;
- any such acquisitions of the company's shares shall be announced when an aggregate of 3% of the initial number of shares has been purchased and for each 3% in aggregate of the initial number of shares acquired thereafter;
- the company may only undertake an acquisition if, after such acquisition, it still complies with the share- holder spread requirements contained in the listings requirements;
- the company or its subsidiaries may not acquire the company's shares during a prohibited period.'"



**B GOBODO-MBOMVU**
**GROUP COMPANY SECRETARY**

2006-01-13

# Certificate issued by the Registrar of Companies & Close Corporations on Friday, August 18, 2006 10:09
# Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

| | |
|---|---|
| Registration number | **2000 / 031756 / 06** |
| Enterprise Name | **METROPOLITAN HOLDINGS** |
| Enterprise Shortened Name | **None provided.** |
| Enterprise Translated Name | **None provided.** |
| Registration Date | **21/12/2000** |
| Business Start Date | **21/12/2000** |
| Enterprise Type | **Public Company** |
| Enterprise Status | **In Business** |
| Financial year end | **December** |
| Main Business/Main Object | |
| Postal address | **P O BOX 2212**<br>**BELLVILLE**<br>**7535** |
| Address of registered office | **PARC DU CAP MISPEL RAOD**<br>**BELLVILL**<br>**7530** |



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

CM52

# Certificate issued by the Registrar of Companies & Close Corporations on Friday, August 18, 2006 10:09
# Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

| | |
|---|---|
| Registration number | **2000 / 031756 / 06** |
| Enterprise Name | **METROPOLITAN HOLDINGS** |

## Auditors

| | |
|---|---|
| Name | **PRICEWATERHOUSECOOPERS** |
| Postal Address | **P O BOX 2799**<br>**CAPE TOWN**<br>**8000** |

## Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appoint-ment date | Addresses |
|---|---|---|---|---|
| SANGQU, ANDILE HESPERUS | 6610025961087 | Director | 03/07/2006 | Postal: P O BOX 55276, NORTHLANDS, 2166 Residential: 86 BONNIE PLACE, GLENADRIENNE, HURLINGHAM, 2070 |
| PEAD, DEREK HOWARD | 5008255109082 | Director | 13/09/2005 | Postal: P O BOX 2212, BELLVILLE, 7535 Residential: 501 VUE DE LA RIVE, CHURCHILL CLOSE, TYGERFALLS, BELLVILLE, 7530 |
| NDAMASE, BULELWA | 7103300594087 | Director | 11/03/2005 | Postal: P O BOX 181061, DALBRIDGE, 4014 Residential: 6 GLEN-GARRY, 8 CHURCHILL AVENUE, LA LUCIA RIDGE, 4051 |
| JAKOET, FATIMA | 6007110004081 | Director | 11/03/2005 | Postal: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 Residential: 36 WINTER CRESCENT, GREENHAVEN, ATHLONE, 7764 |
| NJEKE, MFUNDISO JOHNSON NTABANKULU | 5811145894080 | Director | 01/07/2004 | Postal: P O BOX 55276, NORTHLANDS, 2116 Residential: 25 RIESLING CRESCENT, HURLINGHAM MANOR, 2196 |
| GOBODO-MBOMVU, BONGIWE | 6702260469080 | Company Secretary (Natural Person) | 01/02/2002 | Postal: PO BOX 2212, BELLVILLE, 7535 Residential: 3 CONSTANTIA ROAD, PANORAMA, 7500 |
| LAMPRECHT, PETER CHRISTIAANSEN | 4209215114086 | Director | 01/05/2002 | Postal: PO BOX 3015, KNYSNA, 6570 Residential: C5 FAIRMILE, THESENS ISLAND, KNYSNA, 6570 |


SOUTH AFRICA

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

# Certificate issued by the Registrar of Companies & Close Corporations on Friday, August 18, 2006 10:09

## Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

### Active Directors / Officers

| Surname and first names | ID number or date of birth | Director type | Appointment date | Addresses |
|---|---|---|---|---|
| VAN REENEN, JOHANNES CORNELIUS | 5503015050089 | Director | 01/12/2001 | Postal: PO BOX 6711, WELGEMOED, 7538<br>Residential: 4 DAHLIA ROAD, WELGEDACHT, 7538 |
| SONN, FRANKLIN ABRAHAM | 3910115086081 | Director | 21/09/2001 | Postal: PO BOX 2087, BELLVILLE, 7535<br>Residential: 36 PLETTENBERG STREET, WELGEMOED, 7530 |
| SMITH, MARTHINUS LUTHER | 4007225076083 | Director | 01/09/2001 | Postal: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550<br>Residential: 11 MAGNOLIA CRESCENT, VALMARY PARK, DURBANVILLE, 7550 |
| NEWBURY, JOHN ERNEST | 4206215008086 | Director | 21/09/2001 | Postal: PO BOX 911, ILLOVO, 2116<br>Residential: 50A THIRD AVENUE, ILLOVO, 2196 |
| MULLER, SYDNEY ALAN | 4810175112000 | Director | 21/09/2001 | Postal: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945<br>Residential: 2 SWIFT LANE, STEENBERG ESTATE, TOKAI RFOAD,TOKAI, 7945 |
| SITHOLE, ABEL MOFFAT | 6212256059085 | Director | 21/09/2001 | Postal: PO BOX 2212, BELLVILLE, 7535<br>Residential: 12 MELKHOUT CRESCENT, PLATTEKLOOF, PAROW, 7500 |
| DOYLE, PETER RAYMOND | 5507195092001 | Director | 21/09/2001 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 9 CROFT ROAD, CONSTANTIA, CAPE, 7800 |
| SPECKMANN, PRESTON EUGENE | 5612145139082 | Director | 30/07/2001 | Postal: P O BOX 2212, BELLVILLE, 7535<br>Residential: 72 KANONNIER CRESCENT, KANONBERG, 7530 |


SOUTH AFRICA

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

**Form CM 52**

# Application for exemption from lodging Annual Financial Statements in respect of Subsidiaries

(To be lodged in duplicate)
[Section 302 (4a)]

METHOL

Registration No. of Company: 2000/031756/06

Client Reference:

Name of holding company: METROPOLITAN HOLDINGS LTD

| Names of subsidiary private companies | Registration numbers of subsidiaries |
|---|---|
| WHITESIDE AND VAN NIFTRIK PUBLICATIONS (PTY) LTD | 1998/018038/07 |
| HOMES TRUST MOTOR FINANCE COMPANY (PTY) LTD | 1952/001639/07 |
| METROPOLITAN HEALTH HOLDINGS (PTY) LTD | 1999/027578/07 |
| METROPOLITAN LIFE INVESTMENTS (TRANSKEI) (PTY) LTD | 1988/060241/07 |
| METROPOLITAN PROPERTY SERVICES (PTY) LTD | 2001/022931/07 |
| ROBRIAN INVESTMENTS (PTY) LTD | 1954/001791/07 |
| | ~~1954/001791/07~~ |
| THE VIRTUAL SERVICES GROUP (PTY) LTD | 2000/016846/07 |
| METROPOLITAN FINANCE (PTY) LTD | 1985/001924/07 |

Application is made by the above-mentioned holding company to be exempted from lodging with the Registrar annual financial statements in respect of the above-mentioned subsidiary private companies. The reasons for making this application are -

Metropolitan Holdings Ltd is a financial holding company. The abovementioned companies are all wholly owned subsidiaries of Metropolitan Holdings Ltd and we therefore apply for exemption from lodging annual financial statements for them.

(separate sheets may be used)

*(To be completed by company)*

Application to Registrar by company for exemption from lodging annual financial in respect of subsidiaries

Dated: 2006-07-25

Name of company: METROPOLITAN HOLDINGS LTD
(MvD PdC 6/2)

Postal address: P O BOX 2212
BELLVILLE
7535

| Approved |
|---|
| Not approved |
| Registrar of Companies |
| Date stamp of Companies Registration Office |

If approved. the exemption is only valid for a period of two years from this date.

Not valid unless stamped by Registrar of Companies